SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-2664

E-MAIL ADDRESS
TCRIDER@STBLAW.COM

VIA FEDEX

June 13, 2007

Mr. Elliot Staffen
Securities and Exchange Commi
Division of Corporation Finance
Office of International Corporate
100 F Street, N.E.
Washington, D.C. 20549


07024435

Re: Inversiones Aguas Metropolitanas S.A. (82-35046) Furnishes Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.



Dear Mr. Staffen,

On behalf of our client, Inversiones Aguas Metropolitanas S.A. (the "Company"), and pursuant to Rule 12g3-2b (the "Rule") under the U.S. Securities Exchange Act of 1934 (the "Exchange Act"), we are furnishing the following information:

1. English translation of the Company's unconsolidated financial statements for the period ended March 31, 2007, filed with the *Superintendencia de Valores y Seguros* (the Chilean Securities and Insurance Superintendency, or SVS);

2. English translation of the Company's consolidated financial statements for the period ended March 31, 2007, filed with the SVS;

3. English translation of letter to the SVS, dated April 30, 2007, attaching information in compliance with Circular No. 1696 relating to the investment of pension funds in publicly offered securities of corporations;

4. English translation of form sent to the SVS, dated April 30, 2007, containing information in compliance with Circular No. 1696 relating to the investment of pension funds in publicly offered securities of corporations;

5. English translation of letter to the SVS, dated April 5, 2007, relating to delivery of the Company's 2006 Annual Report;

6. The Company's 2006 Annual Report;

7. English translation of letter to the SVS, dated April 5, 2007, relating to the Company's resolution to call ordinary and extraordinary shareholders' meetings held on April 24, 2007;

8. English translation of letter to the SVS, dated April 5, 2007 containing the notice convening the Company's ordinary and extraordinary shareholders' meetings held on April 24, 2007;

9. English translation of letter to the SVS, dated May 7, 2007, submitting a copy of the minutes of the Company's ordinary and extraordinary shareholders' meetings held on April 24, 2007;

10. English translation of minutes of the Company's second ordinary shareholders meeting held on April 24, 2007;

11. English translation of minutes of the Company's fourth extraordinary shareholders meeting held on April 24, 2007;

12. English translation of letter to the SVS, dated April 4, 2007, relating to the amount of the Company's ADSs held by U.S. holders as of March 31, 2007;

13. English translation of notice of payment of final dividend No. 5, dated May 23, 2007;

14. English translation of letter to the SVS, dated April 27, 2007, relating to the payment of dividends and the corresponding reduction in capital;

15. English translation of form No. 2 sent to the SVS, dated April 27, 2007, relating to the Company's capital distribution;

16. English translation of form No. 1 sent to the SVS, dated April 27, 2007, relating to the distribution of provisional dividends to the Company's shareholders;

17. English translation of letter to the SVS, dated April 25, 2007, relating to the resolutions of the Company's ordinary and extraordinary shareholders meetings held on April 24, 2007 and submitting the list of the Company's directors and principal officers;

18. English translation of register filed with the SVS of the Company's Directors as of April 27, 2007; and

19. English translation of press release published by the Company announcing its consolidated results for the period ended March 31, 2007

The information and documents enclosed with this letter are being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (212-455-2664) if you have any questions or require any further information.

Sincerely,



S. Todd Crider

Enclosures

cc: Deneb Schiele

Inversiones Aguas Metropolitanas S.A.
Information Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

(1)

LIABILITIES & SHAREHOLDERS' EQUITY	2007 ThCh$	2006 ThCh$
CURRENT:		
Accounts payable	5.557	1.052
Sundry creditors	4	52.723
Notes & accounts payable related companies	-	1.541.703
Provisions	183.802	25.668
Withholdings	4.107	57.753
Income tax	-	196.567
Deferred taxes	12.317	40.220
Other current liabilities	-	4.791
Total current liabilities	205.787	1.920.477
LONG TERM:		
Deferred taxes	157.492	143.921
Total long-term liabilities	157.492	143.921
SHAREHOLDERS' EQUITY:		
Paid capital	461.826.633	498.990.351
Capital restatement reserve	923.653	(1.496.971)
Other reserves	3.034	-
Retained earnings	18.171.607	15.960.685
Accumulated earnings	8.863.151	6.410.131
Net income for period	9.308.456	9.550.554
Total Shareholders' Equity	480.924.927	513.454.065
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	481.288.206	515.518.463

INVERSIONES AGUAS METROPOLITANAS S.A.

STATEMENTS OF INCOME
FOR LOS PERIODS ENDED MARCH 31, 2007 AND 2006
(Thousands of pesos)

	2007 ThCh$	2006 ThCh$
REVENUES	-	1.155.399
OPERATING EXPENSES	-	(1.054.842)
OPERATING MARGIN	-	100.557
ADMINISTRATIVE & SELLING EXPENSES	(187.428)	(75.082)
OPERATING RESULT	(187.428)	25.475
NON-OPERATING RESULT		
Financial income	8.136	11.566
Equity in income of related companies	14.836.144	15.022.741
Other non-operating income	11.845	-
Amortization of goodwill	(5.386.329)	(5.504.318)
Financial expenses	(396)	(3.108)
Other non-operating expenses	-	(3.317)
Price-level restatements	(1.520)	2.646
Exchange differences	(271)	3.189
Non-operating result	9.467.609	9.529.399
INCOME BEFORE INCOME TAX	9.280.181	9.554.874
INCOME TAX	28.275	(4.320)
NET INCOME FOR PERIOD	9.308.456	9.550.554

The accompanying Notes form an integral part of these financial statements

INVERSIONES AGUAS METROPOLITANAS S.A.

STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED MARCH 31, 2007 AND 2006
(Thousands of pesos)

	2007 ThCh$	2006 ThCh$
NET CASH FLOW FROM OPERATING ACTIVITIES:		
Collection of trade receivables	1.077.909	1.291.598
Financial income received	8.629	29.821
Other income received	-	22.966
Payments to suppliers & personnel	(1.067.016)	(1.122.822)
Interest paid	-	(829)
Income tax paid	(3.938)	-
Other expenses paid	(317)	(58.712)
Value Added Tax & similar payments	(53.427)	(143.410)
Net cash flow from operating activities	(38.160)	18.612
NET CASH FLOW FROM INVESTMENT ACTIVITIES:		
Sale of fixed assets	-	(8.899)
Net cash flow from investment activities	-	(8.899)
NET TOTAL POSITIVE (NEGATIVE) CASH FLOW FOR PERIOD	(38.160)	9.713
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	(1.568)	4.431
NET CHANGE IN CASH & CASH EQUIVALENTS	(39.728)	14.144
INITIAL BALANCE OF CASH & CASH EQUIVALENTS	738.731	1.475.421
CLOSING BALANCE OF CASH & CASH EQUIVALENTS	699.003	1.489.565

INVERSIONES AGUAS METROPOLITANAS S.A.

STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED MARCH 31, 2006 AND 2005
(Thousands of pesos)

	2007 ThCh$	2006 ThCh$
RECONCILIATION OF NET CASH FLOW FROM OPERATING ACTIVITIES AND NET INCOME FOR PERIOD:		
Net income for period	9.308.456	9.550.554
Charges (credits) to income not representing cash flows:	(9.458.929)	(9.588.527)
Depreciation for the period	461	-
Amortization intangible assets	479	-
Write-offs & provisions	-	(64.269)
Accrued income on investments in related companies (less)	(14.836.144)	(15.022.741)
Amortization of goodwill	5.386.329	5.504.318
Price-level restatements	1.520	(2.646)
Exchange differencest	271	(3.189)
Other charges to income not representing cash flows	(11.845)	-
Changes in assets affecting cash flow (increases) decreases:	1.078.402	44.417
Trade accounts receivable	1.077.909	-
Other assets	493	44.417
Changes in liabilities affecting cash flow - increases (decreases):	(966.089)	12.168
Accounts payable related to operating income	(883.724)	(5.980)
Income tax payable	(32.213)	5.182
Accounts payable related to non-operating result	80	-
Value added tax & similar payables	(50.232)	12.966
NET POSITIVE CASH FLOW FROM OPERATING ACTIVITIES	(38.160)	18.612

The accompanying Notes form an integral part of these financial statements

INSCRIPTION IN THE SECURITIES REGISTER

The Company is inscribed in the Securities Register of the Superintendency of Securities and Insurance under No.912, and subject to the regulatory authority of that Superintendency.

ACCOUNTING PRINCIPLES APPLIED

a. Accounting period

These unconsolidated financial statements cover the periods from January 1 to March 31, 2007 and 2006.

b. Preparation

These unconsolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance, except for investments in subsidiaries which are shown on just one line in the balance sheet at their proportional equity value and have therefore not been consolidated line by line. This treatment does not modify the net income for the period or the equity.

In the event of differences between the accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance, the latter prevail.

These financial statements have been issued only for the purpose of making an individual analysis of the Company and therefore should be read together with the consolidated financial statements, which are required by accounting principles generally accepted in Chile.

c. Presentation

For comparison purposes, the financial statements as of March 31, 2006 and their respective notes have been price-level restated off the books by 2.7%. This percentage corresponds to the variation in the consumer price index over the last twelve months, with a one-month time lag.

d. Price-level restatements

The financial statements have been restated through the application of monetary correction rules, in accordance with accounting principles generally accepted in Chile, in order to reflect changes in the purchasing power of the currency in the period between January 1 and March 31, 2007 and 2006, being 0.2% and -0.3% respectively, with a one-month time lag. The balances of income statement accounts were also restated to express them at year-end values.

e. Currency translation

Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates at each year end, at the following rates:

	2007 $	2006 $
United States dollars	539,21	526,18
Unidad de Fomento	18372,97	17915,66
Euro	720	637,56

f. Marketable securities

Investments in mutual funds quotas are shown at their redemption value as of the closing date of these financial statements.

g. Fixed assets

The fixed assets are shown at their restated cost.

h. Depreciation of fixed assets

Depreciation is calculated using the straight-line method on the restated book values over the remaining useful lives of the respective assets.

i. Intangible assets

These include software shown at its restated cost, in accordance with Technical Bulletin 55 of the Chilean Institute of Accountants.

The software is being amortized over 4 years from its date of acquisition.

j. Investments in related companies

Investments in related companies with the ability to exercise significant influence over the company in question are shown at their proportional equity value, determined on the basis of their respective financial statements as of March 31, 2007 and 2006. The participation in the results for each period is shown on an accrued basis.

k. Goodwill

Goodwill represents the difference paid over the proportional equity value on the purchase of related companied. Goodwill is amortized over a maximum term of 20 years from the acquisition date because it is believed that this is the period of return of the investment.

l. Other current assets

These include the costs associated with the technical assistance provided to the Company by Ondeo Services Chile S.A. and AGBAR Chile S.A. in the presentation of the offer of the contract for the incorporation of advanced management and operating systems and procedures. The technical assistance costs are being amortized over a period of 5 years, which corresponds to the term of the contract.

m. Income tax and deferred taxes

The Company has provided for income tax on the basis of the net taxable income determined in accordance with the provisions of the Income Tax Law. According to Technical Bulletin No.60 and other instructions from the Chilean Institute of Accountants and contained in Circular 1,466 of the Superintendency of Securities and Insurance, the Company records the effects of deferred taxes resulting from timing differences, tax benefits related to tax loss carry-forwards and other events that create differences between the financial and tax treatment.

n. Sales

The Company's sales relate to technological contributions and are shown on an accrued basis.

o. Derivative contracts

The Company has signed currency hedging contracts with financial institutions. These have been defined as hedging instruments against existing items and have been contracted and designated as exchange rate hedges. They are recorded in accordance with Technical Bulletin Nº 57 of the Chilean Institute of Accountants.

p. Statement of cash flows

The Company considers as cash and cash equivalents the balances held in unrestricted bank checking accounts in local and foreign currencies and those short-term investments made as part of its normal cash management and whose redemption will take place within 90 days from the date the investment was made and that have no risk of significant loss at the time of redemption.

Cash flows from operating activities include normal business revenues and expenses, plus those treated as non-operating in the Statement of Income.

Accounting changes

The accounting principles and criteria described in Note 2 were applied uniformly during the periods 2007 and 2006.

Marketable securities

The detail of these as of March 31, 2007 and 2006 is as follows:

Instrument	Book Value	
	2007	2006
	M$	M$
Mutual fund quotas	680.388	758.853
Total Marketable Securities	680.388	758.853

Balances and transactions with related entities

Notes and accounts receivable

Balances are shown pending with Aguas Andinas S.A. relating to the latest payment statements under the technical services contract which terminated in December 2006; these payment will be made in 90 days.

Notes and accounts payable

(1) The account payable to Sociedad General Aguas de Barcelona S.A. relates to a contract in euros for the provision of services since 2001, which has a term of 5 years with monthly invoicing and payment at 63 days without interest.

(2) The account payable to Suez Lyonnaise des Eaux in 2006 relates to a contract in euros for the provision of services, which are invoiced monthly with payment at 63 days without interest.

(3) The account payable to Aguas Andinas S.A. relates to a rental agreement in U.F. for the use of that company's premises, with payment within the first 5 business days of each month, without interest.

Tax No.	Company	Short term 2007 ThCh$	Short term 2006 ThCh$
61.808.000-5	Aguas Andinas S.A. (1)	3.694	1.309.868
	Total	3.694	1.309.868

Company	Tax No.	Relationship	Transaction	2007		2006	
				Amount ThCh$	Effect on results (charge)/credit) ThCh$	Amount ThCh$	Effect on results (charge)/credit) ThCh$
Soc. Gral. Aguas de Barcelona S.A.	59.046.220-9	Related	Advisory service received	-	-	844.097	(844.097)
Suez Lyonnaise Des Eaux	00.000.001-9	Related	Advisory services received	-	-	211.024	(211.024)
Aguas Andinas S.A.	61.808.000-5	Subsidiary	Advisory services providec	14.821	-	1.155.708	1.155.708

Tax No.	Company	Short Term 2007 ThCh$	Short Term 2006 ThCh$
59.046.220-9	Soc. Gral. Aguas de Barcelona S.A. (1)	-	1.148.883
00.000.001-9	Suez Lyonnaise Des Eaux (2)	-	390.605
61.808.000-5	Aguas Andinas S.A. (3)	-	2.215
	Total	-	1.541.703

Deferred taxes and income tax

As of March 31, 2007 and 2006, the taxable income and other concepts are as follows:

	2007 ThCh$	2006 ThCh$
a) Taxable income	0	45.580
Tax loss	-147,764	0
b) Balance taxed earnings fund	21,181,477	100,751
c) Credit of 17.0% for shareholders	4,338,379	18,951

	Deferred Taxes							
	2007				2006			
	Assets		Liabilities		Assets		Liabilities	
	Short term ThCh$	Long term ThCh$	Short term ThCh$	Long term ThCh$	Short term ThCh$	Long term ThCh$	Short term ThCh$	Long term ThCh$
Timing differences								
Provision for vacations	1.378	-	-	-	900	-	-	-
Investment expenses related companies	-	-	13.695	157.492	-	-	41.120	143.921
Total	1.378	-	13.695	157.492	900	-	41.120	143.921

	2007 ThCh$	2006 ThCh$
Current tax charge (provision for tax)	-	(7.749)
Effect on assets or liabilities of deferred taxes for period	3.424	3.429
Tax benefit of losses carried forward	25.120	-
Other charges or credits in account	(269)	-
Total	28.275	(4.320)

Investments in related companies

During April 2006, the Company sold a holding of 67,308,616 shares in Aguas Andinas S.A. to third parties. Its percentage shareholding therefore reduced from 51.202% to 50.102%. The sale amounted to ThCh$12,178,346 and the gain generated was ThCh$1,558,767.

As of March 31, 2007 and 2006, the investments in related companies were:

		Participación		Patrimonio de la Sociedad		Resultado del ejercicio		Resultado devengado en inversión		Valor patrimonial proporcional	
		2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
RUT	Sociedades	%	%	M$	M$	M$	M$	M$	M$	M$	M$
61.808.000-5	Aguas Andinas S.A.	50,10234	51,20200	391.004 077	390.064.813	84 622.086	77.539.521	42.711.805	39.701.786	195.902.192	199.720.985
96 974.880-0	Aguas Industriales del Norte S.A.	-	-	-	-	-	-	-	(20)	-	-
	Total inversiones									195.902.192	199.720.985

Goodwill and negative goodwill

As of March 31, 2007 and 2006, goodwill represents the difference between the cost and the proportional equity value of the company in question, as follows:

		2006		2005	
RUT	Sociedad	Monto Amortizado en el período	Saldo Menor Valor	Monto Amortizado en el período	Saldo Menor Valor
61.808.000-5	Aguas Andinas S.A.	21.486.342	274.154.471	21.954.506	301.874.455
	Total	21.486.342	274.154.471	21.954.506	301.874.455

Provisions and wite-offs

The detail of provisions as of March 31, 2007 and 2006 is as follows:

	Current	liabilities
	2007 ThCh$	2006 ThCh$
Accrued vacations	8,106	5,308
Services accrued	175,696	19,107
Others	0	1,253
Total	183,802	25,668

The Company made no write-offs during the periods 2007 and 2006.

Changes in shareholders' equity

The movement in the Company's equity during the periods 2007 and 2006 is as follows:
The ordinary shareholders meeting of April 27, 2006 agreed to:

Distribute net income equivalent to ThCh$5,974,400 in cash pro rata to the shareholders' holdings.

Reduce capital by ThCh$33,609,900, formalized by a public deed modifying the capital dated May 10, 2006. The amount of the reduction was distributed in cash pro rata to shareholdings.

The meeting held on September 27, 2006 agreed to:

Distribute ThCh$14,133,000 as an interim dividend against the net income for 2006. This was distributed in cash pro rata to shareholdings.

Other reserves:

In accordance with Technical Bulletin 72 of the Chilean Institute of Accountants, paragraph 29, combination of companies under common control based on the methodology of unification of interests, the equity changes in the subsidiary Aguas Andinas S.A. caused by that company's increase in investments, due to purchases of shares in Gestión y Servicios S.A., Comercial ORBI II S.A. and Aguas Manquehue S.A., were recorded in Other reserves. On the other hand, it disposed of its complete holding in Aguas Cordillera S.A..

Price-level restatements

The detail of price-level restatements credited (charged) to income is as follows:

	Indice de reajustabilidad	2006 M$	2005 M$
Activos (cargos)/abonos			
Activo fijo	IPC	212	1
Inversiones en empresas relacionadas	IPC	3.544.223	5.648.732
Menor valor inversiones	IPC	6.193.033	11.252.744
Otros activos monetarios	IPC	0	602.833
Otros activos no monetarios	IPC	2.646	3.974
Cuentas de gastos y costos	IPC	38.823	74.826
Total (cargos) abonos		9.778.937	17.583.110
Pasivos (cargos)/abonos			
Patrimonio	IPC	(9.639.207)	(17.604.097)
Pasivos no monetarios	IPC	(4.010)	(7.005)
Cuentas de ingresos	IPC	(66.255)	(76.864)
Total (cargos) abonos		(9.709.472)	(17.687.966)
(Pérdida) Utilidad por corrección monetaria		69.465	(104.856)

Exchange differences

The exchange differences occurring in the periods ended March 31, 2007 and 2007 were as follows:

Rubro	Moneda	Monto 2006 M$	2005 M$
Activos (cargos)/abonos			
Disponible	Dólar	3.168	(4.373)
Valores negociables	Euros	43.146	204
Deudores Varios	Euros	(127)	-
Total (Cargos) Abonos		46.187	(4.169)
Pasivos (cargos)/abonos			
Retenciones	Dólar	(6.675)	-
Retenciones	Euros	(297)	-
Cuentas por pagar empresas relacionadas	Euros	8.569	-
Total (Cargos) Abonos		1.597	-
(Pérdida) Utilidad por diferencia de cambio		47.784	(4.169)

Statement of Cash Flows

Cash equivalents in the statement of cash flows consist of financial investments including marketable securities and time deposits of up to 90 days acquired under resale agreements. The detail is as follows:

	2006 M$	2005 M$
Disponible	6.992	255.548
Valores negociables	132.093	702.787
Otros activos circulantes	598.171	512.880
Saldo de efectivo y efectivo equivalente	737.256	1.471.215

	2007 M$	2006 M$
Disponible	18.615	22.349
Depósitos a plazo	0	708.363
Valores negociables	680.388	758.853
Saldo del efectivo y efectivo equivalente	699.003	1.489.565

There were no cash flows committed by the Company as of March 31, 2007 and 2006.

Contingencies and restrictions

As of March 31, 2007 no performance bonds had been given to third parties, whereas as of March 31, 2006, the Company had give a performance bond issued by Banco Santander in favor of its subsidiary Aguas Andinas S.A. for the sum of ThCh$87,008 (UF 4,728.88) to guarantee the conditions of the provision of contracted services.

Acreedor de la garantía	Deudor		Tipo de Garantía	Saldos pendientes de pago a la fecha de cierre de los estados financieros	
	Nombre	Relación		2006 M$	2005 M$
Aguas Andinas S.A.	Inversiones Aguas Metropolitanas S.A.	Filial	Boleta de Garantía	86.711	86.786

Collateral received from thrid parties

Inversiones Aguas Metropolitanas S.A. has received no collateral from third parties.

Local and foreign currencies

The Company shows the following assets and liabilities in local and foreign currencies as of March 31, 2007 and 2006.

Sanctions

Neither the Company, its directors or its management have been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority during the periods 2007 and 2006.

Subsequent events

The extraordinary shareholders meeting of Inversiones Aguas Metropolitanas S.A., held on April 24, 2007, agreed to reduce the capital by Ch$19,512,800,000. The

Company's capital therefore reduced from Ch$461,826,632,520 to the sum of Ch$442,313,832,520.

As a result of this capital reduction, it was agreed to distribute to shareholders pro rata to their shares the sum of Ch$19,512,800,000, thus making a payment of Ch$19.5128 per share.

2. The ordinary shareholders meeting of Inversiones Aguas Metropolitanas S.A., held on April 24, 2007, elected a new board of directors for a full statutory period (3 years), comprising the following persons:

DIRECTORS	ALTERNATE DIRECTORS
Ángel Simón	Josep Bagué
Joaquín Villarino	Pedro Butazoni
Jean Louis Chaussade	Albert Martínez
Juan Antonio Guijarro	Xavier Amorós
Herman Chadwick	Rodrigo Castro
Mario Marcel	Ignacio Guerrero
Jaime Ravinet	Juan Toro

3. At the board meeting held on April 25, 2007, the board was declared constituted, and Ángel Simón was elected as chairman and Joaquín Villarino Herrera as vice-chairman.

4. The same board meeting of April 25, 2007, appointed Herman Chadwick, Jaime Ravinet and Joaquín Villarino Herrera as the members of the Directors' Committee.

5. Finally, the same meeting noted the resignation as chief executive officer of the Company of Albert Martínez Lacambra, and elected Marta Colet Gonzalo as his replacement.

At the date of issue of these financial statements, the Company's management is unaware of subsequent events that significantly affect the Company's financial position and/or results as of March 31, 2007.

The Environment

Inversiones Aguas Metropolitanas S.A. has no projects for improving the environment during the March periods 2007 and 2006.

MANAGEMENT'S ANALYSIS

Comparative analysis and explanation of changes:

General

The capital of Inversiones Aguas Metropolitanas S.A. is divided into 1,000,000,000 shares of no par value. As of March 31, 2007, our principal shareholders are Inversiones Aguas del Gran Santiago S.A., with 56.60%, and The Bank of New York (depositary bank representing the holders of ADRs), with 28.17% of the total shares.

Revenues

For the period to March 31, 2006, these comprise the sales under the technological contribution contract with Aguas Andinas S. A., which was signed in December 2001 for a term of 5 years, ending therefore in December 2006.

Operating costs and expenses

Our operating costs and expenses comprise the cost of sales and administrative and selling expenses. The cost of sales reflects the invoicing under the technological contribution contract that terminated in December 2006. Administrative and selling expenses consist of personnel and general expenses.

Market risk

The Company's principal business is linked to the results of the subsidiary Aguas Andinas, so the relevant risk for our company is determined by the relevant risk of that company which is described in the financial reports of that company.

Balance Sheet

The composition of the assets and liabilities is as follows:

Assets	March 2007 Ch$ millions	March 2006 Ch$ millions	December 2006 Ch$ millions	Change %
Current assets	828	2,962	1,902	(72.05)
Fioxed assets (net)	7	9	15	(22.22)
Other assets	480,453	512,548	470,997	(6.26)
Total	481,288	515,518	472,913	(6.64)

Current assets are Ch$ 2,134 million below the year before mainly due the reduction in notes and accounts receivable from related companies of Ch$ 1,306 million and in cash and cash equivalents of Ch$ 791 million.

There was a fall of Ch$ 32,095 million in Other assets, the main changes being the reduction in goodwill of Ch$ 27,917 million and in investments in related companies of Ch$ 4,185 million following the sale of a 1.1% holding, partially offset by an increase in net income, in the subsidiary Aguas Andinas.

Liabilities	March 2007 Ch$ millions	March 2006 Ch$ millions	December 2006 Ch$ millions	Change %
Current liabilities	206	1,920	1,136	(89.27)
Long-term liabilities	157	144	161	9.03

Total liabilities	363	2,064	1,297	(82.41)
Shareholders' equity	480,925	513,454	471.616	(6.34)
Total	481,288	515,518	472,913	(6.64)

Current liabilities declined by Ch$ 1,715 million, mainly due to the reduction in accounts payable to related companies of Ch$ 1,542 million and in income tax of Ch$ 197 million.

Long-term liabilities rose by Ch$ 13 million, due to the item long-term deferred taxes.

The shareholders' equity reduced by Ch$ 32,529 million, mainly due to the combination of the following: capital reduction of Ch$ 37,164 million, a decrease in net income for the period of Ch$ 243 million, partially offset by an increase in accumulated earnings and in the reserve for restatement of capital, of Ch$2,453 million and Ch$2,421 million respectively.

FINANCIAL INDICATORS

Indicators		March 2007 Ch$ millions	March 2006 Ch$ millions	December 2006 Ch$ millions	Change %
Liquidity					
Current ratio	(times)	4.02	1.54	1.67	161.04
Acid test	(times)	3.39	0.78	0.65	334.62
Debt					
Debt ratio	(%)	0.08	0.40	0.27	(80.00)
Short-term debt	(%)	56.75	93.02	87.59	(38.99)
Long-term debt	(%)	43.25	6.98	12.41	519.63
Financial expense cover	(times)	23,435.80	3,075.28	3,188.28	662.07
Profitability					
Return on equity (average)	(%)	1.87	1.78	4.38	5.06
Return on assets (average)	(%)	1.87	1.77	4.36	5.65
Earnings per share	(Ch$)	9.31	9.55	22.66	(2.51)
Dividend yield	(%)	3.11	7.66	3.08	(59.40)

Current liabilities declined by 89.3% and current assets by only 72.0%, thus improving the Company's current ratio by 161.04% over the 2006 period. Current liabilities declined mainly due to accounts payable to related companies and income tax.

The overall debt ratio declined by 80.0% due to the 82.4% fall in total liabilities compared with just a 6.34% decline in shareholders' equity.

The average return on equity improved by 5.1%, mainly because of the 7.5% reduction in average equity, partly offset by a 2.5% fall in earnings per share.

The dividend yield declined by 59.4% because of the 20.2% increase in the share price and a reduction in dividends paid per share of 51.2% as extraordinary dividends were paid during 2005 corresponding to retained earnings.

STATEMENTS OF INCOME

The following table shows the more important items in the statement of income:

Statement of Income	March 2007 Ch$ millions	March 2006 Ch$ millions	December 2006 Ch$ millions	Change %
Sales	0	1,155	3,277	(100.00)
Cost of sales	0	(1,055)	(3,004)	(100.00)
Admin. & selling expenses	(187)	(75)	(618)	149.33
Operating result	(187)	25	(346)	(848.00)
Non-operating result	9,468	9,529	23,008	(0.64)
Net income for period	9,308	9,551	22,663	(2.54)
Financial expenses	0	(3)	(7)	(100.00)
EBITDA	9,281	9,558	22,671	(2.90)

(EBITDA= income before tax, depreciation, amortization & interest)

Sales:

As of March 31, 2007, Inversiones Aguas Metropolitanas S.A. had no sales due to the termination of the technology services contract, which meant a decrease of Ch$1,155 million compared to the corresponding period of 2006.

Cost of Sales:

The operating costs of Inversiones Aguas Metropolitanas S.A. at March 2007 were Ch$ 187 million, Ch$ 943 million less than in 2006. This is explained by:

The cost of sales reduced by Ch$ 1,055 million due to the end of the technical services contract.

Administrative and selling expenses increased by Ch$ 112 million (149.4%) to Ch$ 187 million, compared to Ch$ 75 million in 2006, basically explained by higher consultancy and general expenses.

Net operating result

Because of the factors mentioned above, the operating result of Inversiones Aguas Metropolitanas was negative in March 2007 period, amounting to Ch$ (187) million, representing a reduction of Ch$ 212 million compared to 2006.

Non-operating result

The non-operating result of Inversiones Aguas Metropolitanas was Ch$ 9,468 million, Ch$ 61 million less than in the 2006 period.

The principal changes are the decrease in the equity in investments in related companies of Ch$ 187 million (1.2% lower) due to the smaller shareholding in Aguas Andinas S.A. and the reduction in the amortization of goodwill of Ch$ 118 million.

Income tax

The provision for income tax in 2007 period was Ch$ 33 million below the year before as there was a benefit from tax losses, mainly related to greater expenses in the period.

Net income for the period

Because of the factors mentioned above, the net income of Inversiones Aguas Metropolitanas S.A. for the period ended March 31, 2007 amounted to Ch$ 9,308 million, Ch$ 243 million less than in the 2006 period .

STATEMENT OF DIRECT CASH FLOWS

2 Statement of cash flows	March 2007 Ch$ millions	March 2006 Ch$ millions	December 2006 Ch$ millions	Change %
Operating activities	(38)	19	39,681	(300.00)
Financing activities	0	0	(52,657)	0.00
Investment activities	0	(9)	12,418	(100.00)
Net cash for period	(38)	10	(558)	(480.00)
Effect of inflation in period	(2)	4	(177)	(150.00)
Change in cash	(40)	14	(735)	(385.71)
Opening balance of cash	739	1,475	1,474	49.90
Closing balance of cash	699	1,489	739	(53.06)

As of March 31, 2007, there was a negative operating cash flow of Ch$ 57 million compared to the previous period, the main changes being the reduction in collections of trade accounts receivables of Ch$ 214 million and in financial and other income received of Ch$ 44 million. This was partly offset by the increase in VAT and similar payments of Ch$ 90 million, other expenses paid of Ch$ 58 and payments to suppliers and personnel of Ch$ 56 million.

The investment cash flow increased by Ch$ 9 million compared to the 2006 period due to reduced acquisition of fixed assets.

Difference between the book and economic values of the principal assets

The fixed assets are shown valued in accordance with generally accepted accounting principles and regulations and the instructions of the Superintendency of Securities and Insurance. It is therefore believed that there should not be significant differences between the economic or market value and the book value of the assets, except for investments in shares quoted on stock exchanges which are valued at their proportional equity value which, in some cases, differs significantly from their market value.

MATERIAL INFORMATION

At a board meeting held on February 28, 2007, the following was unanimously agreed:

1) To call the ordinary shareholders meeting for April 24, 2007, at 12.00 hours, at Avda. Presidente Balmaceda 1398, 10th floor, Santiago, to know and pronounce on the matters

reserved for an ordinary shareholders meeting.

2) To submit for the approval of the ordinary shareholders meeting referred to above, the board's proposal to distribute a final dividend amounting to ThCh$ 8,845,300, equivalent to Ch$8.8453 per share, payable on May 23, 2007.

3) To call an extraordinary shareholders meeting for April 24, 2007, to be held immediately following the end of the ordinary meeting referred to in 1) above, at Avda. Presidente Balmaceda 1398, 10th floor, Santiago, to submit for the consideration of the meeting the board's proposal to reduce the Company's capital by ThCh$19,512,800 and to distribute this sum to shareholders pro rata to their shares as a charge to the proposed capital reduction, corresponding to Ch$19.5128 per share. It was also agreed to propose that the board be authorized to set the date for such payment.

INVERSIONES AGUAS METROPOLITANAS S.A. CONSOLIDATED

BALANCE SHEETS
As of March 31,2007 and 2006

	2007 ThCh$	2006 ThCh$
ASSETS		
CURRENT:		
Cash & banks	514.709	368.973
Time deposits	8.220.465	29.322.519
Marketable securities (net)	5.602.733	3.348.090
Trade accounts receivable (net)	41.970.101	38.118.560
Nores receivable (net)	2.562.814	1.972.559
Sundry debtors (net)	415.652	527.972
Notes & accounts receivable related companies	61.651	24.238
Inventories (net)	1.726.688	934.389
Impuestos por recuperar	136.716	515.529
Recoverable taxes	924.266	367.600
Prepaid expenses	1.020.287	934.154
Other current assets	2.408.360	1.335.665
Total current assets	**65.564.442**	**77.770.248**
FIXED:		
Land	36.204.947	34.178.889
Buildings & infrastructure	1.005.047.418	988.562.722
Machinery & equipment	118.686.411	116.241.769
Other fixed assets	12.002.296	11.833.844
Incremental value technical appraisal fixed assets	4.966.946	4.936.848
Accumulated depreciation	(575.703.559)	(554.619.778)
Total fixed assets	**601.204.459**	**601.134.294**
OTHER ASSETS		
Goodwill	323.596.489	355.623.522
Negative goodwill	(1.018)	(1.088)
Long-term debtors	8.432.091	8.565.688
Intangible assets	52.873.701	52.302.435
Amortization	(14.927.349)	(13.763.600)
Others	14.016.458	14.297.660
Total other assets	**383.990.372**	**417.024.617**
TOTAL ASSETS	**1.050.759.273**	**1.095.929.159**

The accompanying Notes form an integral part of these financial statements

INVERSIONES AGUAS METROPOLITANAS S.A. CONSOLIDATED

BALANCE SHEETS
As of March 31,2007 and 2006

	2007 ThCh$	2006 ThCh$
LIABILITIES & SHAREHOLDERS' EQUITY		
CURRENT:		
Bank borrowings - short term	-	-
Bank borrowings - current portion long term	15.390.004	7.927.090
Bonds payable - current portion	14.834.398	14.956.465
Accounts payable	11.515.181	13.879.483
Notes payable	365.271	677.598
Sundry creditors	1.256.101	1.368.289
Notes & accounts payable related companies	673.798	3.238.713
Provisions	15.181.510	13.128.748
Withholdings	7.841.042	7.528.233
Income tax	1.316.815	3.251.918
Unearned income	1.837.781	1.311.432
Other current liabilities	-	4.791
Total current liabilities	**70.211.901**	**67.272.760**
LONG TERM:		
Bank borrowings	50.020.000	63.845.167
Bonds payable	191.926.406	204.539.799
Notes payable	33.103.017	27.294.717
Sundry creditors	1.058.030	1.630.965
Provisions	8.926.382	8.081.667
Deferred taxes	3.634.965	3.918.246
Other long-term liabilities	675.551	685.286
Total long-term liabilities	**289.344.351**	**309.995.847**
MINORITY INTEREST	**210.278.094**	**205.206.487**
SHAREHOLDERS' EQUITY:		
Paid capital	461.826.633	498.990.351
Capital restatement reserve	923.653	(1.496.971)
Other reserves	3.034	-
Accumulated earnings	8.863.151	6.410.131
Net income for period	9.308.456	9.550.554
Interim dividends	-	-
Total Shareholders' Equity	**480.924.927**	**513.454.065**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**1.050.759.273**	**1.095.929.159**

The accompanying Notes form an integral part of these financial statements

File No. 82-35046

INVERSIONES AGUAS METROPOLITANAS S.A. CONSOLIDATED

STATEMENTS OF INCOME
al 31 for the periods ended March 31, 2007 & 2006

	2007 ThCh$	2006 ThCh$
OPERATING INCOME		
Sales	67.399.202	65.809.604
Cost of sales	(22.297.754)	(20.575.940)
Operating margin	**45.101.448**	**45.233.664**
Administrative & selling expenses	(6.773.222)	(6.677.849)
Operating income	**38.328.226**	**38.555.815**
NON-OPERATING RESULT		
Financial income	1.181.137	1.452.939
Other non-operating income	1.237.316	1.081.095
Amortization of goodwill	(6.401.398)	(6.520.258)
Financial expenses	(4.010.708)	(3.858.970)
Other non-operating expenses	(166.687)	(124.965)
Price-level restatements	193.247	(66.149)
Exchange differences	(630)	(596)
Non-operating result	**(7.967.723)**	**(8.036.904)**
Income before income tax & extraordinary items	30.360.503	30.518.911
Income tax	(6.275.966)	(6.650.910)
MINORITY INTEREST	(14.776.098)	(14.317.464)
Amortization of negative goodwill	17	17
NET INCOME FOR PERIOD	**9.308.456**	**9.550.554**

The accompanying Notes form an integral part of these financial statements

File No. 82-35046

INVERSIONES AGUAS METROPOLITANAS S.A. CONSOLIDATED

STATEMENTS OF CASH FLOWS
for the periods ended March 31, 2007 & 2006

	2007 ThCh$	2006 ThCh$
NET CASH FLOW FROM OPERATING ACTIVITIES:		
Collection of trade receivables	81.198.040	77.779.200
Financial income received	258.574	318.725
Other income received	138.692	484.493
Payments to suppliers & personnel	(27.009.997)	(24.571.550)
Interest paid	(1.397.955)	(1.185.914)
Income tax paid	(5.325.035)	(4.546.540)
Other expenses paid	(72.364)	(201.281)
Value Added Tax & similar payments	(8.681.378)	(8.428.668)
Net cash flow from operating activities	39.108.577	39.648.465
NET CASH FLOW FROM FINANCING ACTIVITIES:		
Loans drawn	13.854.511	-
Bonds issued	-	4.460.593
Other sources of finance	4.177.449	4.437.198
Loan repayments	(31.772.353)	(20.678.771)
Bond repayments	-	(4.779.035)
Payment of bond issue & placement expenses	-	(352.991)
Other financing disbursements	(2.465.469)	(3.223.975)
Total net cash flow from financing activities	(16.205.862)	(20.136.981)
NET CASH FLOW FROM INVESTMENT ACTIVITIES:		
Sales of fixed assets	1.566.129	14.044
Acquisitions of fixed assets	(10.373.124)	(11.132.358)
Permanent investments	-	(3.738)
Other investment disbursements	-	(20.778)
Total net cash flow from investment activities	(8.806.995)	(11.142.830)
NET TOTAL CASH FLOW FOR PERIOD	14.095.720	8.368.654
Effect of inflation on cash & cash equivalents	(1.173)	82.225
NET CHANGE IN CASH & CASH EQUIVALENTS	14.094.547	8.450.879
Opening balance of cash & cash equivalents	1.280.999	24.588.703
CLOSING BALANCE OF CASH & CASH EQUIVALENTS	15.375.546	33.039.582

The accompanying Notes form an integral part of these financial statements

INVERSIONES AGUAS METROPOLITANAS S.A. CONSOLIDAted

STATEMENTS OF CASH FLOWS
for the periods ended March 31, 2007 & 2006

	2007 ThCh$	2006 ThCh$
Reconciliation of net cash flow from operating activities and net income for period		
Net income for period	9.308.456	9.550.554
Result of asset sales	(752)	5.055
Gain on sale of fixed assets	(752)	5.055
Charges (credits) to income not representing cash flows:	15.243.597	15.235.594
Depreciation for the period	8.376.877	8.246.506
Amortization intangible assets	541.111	502.929
Write-offs & provisions	486.380	672.322
Amortization of goodwill	6.401.398	6.520.258
Amortization of negative goodwill	(17)	(17)
Price-level restatements	(193.245)	66.149
Exchange differences	631	596
Other credits to income not representing cash flows	(731.468)	(1.248.232)
Other charges to income not representing cash flows	361.930	475.083
Changes in assets affecting cash flow (increases) decreases:	987.838	(4.205.272)
Trade accounts receivable	1.086.162	(3.932.501)
Inventories	(105.497)	306.868
Other assets	7.173	(579.639)
Changes in liabilities affecting cash flow - increases (decreases):	(1.206.660)	4.745.068
Accounts payable related to operating income	(5.956.257)	(425.832)
Interest payable	2.225.987	2.740.070
Income tax payable (net)	868.863	1.991.999
Other accounts payable related to non-operating result	50.898	60.223
V.A.T. & similar payables (net)	1.603.849	378.608
Income (Loss) of minority interest	14.776.098	14.317.466
NET CASH FLOW FROM OPERATING ACTIVITIES	39.108.577	39.648.465

The accompanying Notes form an integral part of these financial statements

Registration in the Securities Register

Inversiones Aguas Metropolitanas S.A., Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Dominicos S.A. and Aguas Manquehue S.A. are registered under Numbers 0912, 0346, 0369, 0389 and 0402 respectively, in the Securities Register of the Superintendency of Securities and Insurance. Consequently, these Companies are
subject to the regulatory authority of that Superintendency.

Accounting principles applied

a) Accounting period

These consolidated financial statements relate to the periods between January 1 and March 31, 2007 and 2006 respectively.

b) Preparation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance.

In the event of differences between the two, the instructions of the Superintendency of Securities and Insurance prevail.

c) Presentation

For comparison purposes, the financial statements as of March 31, 2006 and their respective notes have been restated off the books by 2.7%.

This percentage corresponds to the variation in the consumer price index during the last twelve months, with a one-month time lag.

For comparison purposes, re-classifications were made to some items of the financial

statements of 2006.

d) Consolidation

The consolidated financial statements comprise the assets, liabilities, results and cash flows of the Parent company and its subsidiaries. Balances and transactions made between the consolidated companies have been eliminated and the participation of the minority investors has been recognized as Minority Interest.

e) Price-level restatements

The consolidated financial statements have been restated by 0.2% in 2007 and -0.3% in 2006 to reflect the effects of variations in the purchasing power of the local currency during each 12-month period to March 31, in accordance with accounting principles generally accepted in Chile.

Income statement balances were also restated to express them at year-end values.
Corrección monetaria

f) Currency translation

Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their
respective values and/or exchange rates at each year end, at the following rates:

	2007 Ch$	2006 Ch$
United States dollar	539.21	526.18
Unidad de Fomento	18,372.97	17,915.66
Euro	720.00	637.56

g) Time deposits

Time deposits are shown at their investment value plus indexation adjustments and accrued interest to the close of the financial statements.

h) Marketable securities

Marketable securities relate to investments in mutual funds units made by the companies. These are shown at their redemption value at the closing date of these financial statements.

i) Inventories

Materials are shown at their restated cost which does not exceed their respective replacement costs at each year-end.

There is an allowance for obsolescence for disposable items remaining in stock for more than one year without movement.

j) Estimate of doubtful accounts

The estimate of doubtful accounts depends on the age of the accounts receivable and the recovery record, as follows:

For the subsidiaries Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Dominicos S.A. and Aguas Manquehue S.A., a 100% allowance is made for customers with debts past-due for over 8 months.

For the subsidiaries Aguas Andinas S.A. and Aguas Cordillera S.A., an allowance of 20% of consumption debts converted into repayment plans is established for cases classified as "non-government subsidized". For cases classified as "government subsidized" customers, an allowance of 40% is made. In the case of the other subsidiaries, am allowance of 20% of the agreed repayment is made.

For the subsidiaries Gestión y Servicios S.A., Anam S.A. and Ecoriles S.A., a 100% allowance is made for customer debts more than 120 days past due.

A 100% allowance is made for past-due notes receivable.

k) Fixed assets

For the subsidiary Aguas Andinas S.A., the fixed assets transferred by the predecessor entity are shown at their restated appraisal values determined by independent consultants in a technical study made in 1977. Acquisitions after 1977 are shown at their restated cost.

The subsidiary Aguas Cordillera S.A. shows its specific accounts at cost, plus the incremental value of a technical appraisal performed in 1977, both restated.

The Company and its other subsidiaries record their fixed assets at restated cost.

The fixed assets include the principal renovations and improvements but not maintenance costs or minor repair expenses which are charged to income in the year in which they are incurred.

Works in progress include financing costs incurred until the assets are in a condition to be used, in accordance with Technical Bulletin No.31 of the Chilean Institute of Accountants.

Direct remunerations, consultancy costs and other inherent and identifiable costs are also included in the cost of some works.

l) Depreciation of fixed assets

Depreciation is calculated using the straight-line method on the restated book values over the remaining useful lives of the respective assets.

m) Leased assets

Leasing contracts classified as financial leases are recorded in accordance with Technical Bulletin No.22 of the Chilean Institute of Accountants.

Leased assets are valued and depreciated in the same way as the rest of the fixed assets.

Assets acquired in this way are not legally owned by the Company until it has exercised its purchase option, and meanwhile the Company may not freely dispose of them.

n) Intangible assets

Water rights, easements, software and other rights are shown at their restated cost, net of amortization, in accordance with Technical Bulletin No.55 of the Chilean Institute of Accountants.

Water rights, easements and other rights are being amortized over a period of 40 years from the date of acquisition or as from 1998 as it is believed that they will provide benefits during that period.

The period of amortization of software is 4 years from the date of acquisition.

o) Goodwill and negative goodwill

Goodwill represents the excess paid over the proportional equity value on the purchase of shares in Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Domínicos S.A. and Agua Cordillera S.A. (ex-Comercial Orbi II S.A.). Negative goodwill represents the deficit between the price paid and the proportional equity value on the purchase of shares in Aguas Manquehue S.A. Negative goodwill and goodwill are amortized over a period of 20 years from the date of acquisition as it is estimated that the investment will be recovered over this period.

p) Transactions under resale agreements.

Acquisitions of securities under resale agreements are valued as fixed-income investments and are shown in Other current assets, in accordance with Circular 768 of the Superintendency of Securities and Insurance.

q) Bonds payable

This represents the obligation for the placement of bonds issued by the subsidiary,

Aguas Andinas S.A., on the domestic market, shown at their nominal value plus indexation adjustments and interest accrued to the period-end. The discount incurred and the issue costs on the placement of the bonds, except as stated in the following paragraph, are deferred and amortized over their term, in accordance with Circular 1,370 of the Superintendency of Securities and Insurance.

r) Income tax and deferred taxes

The Company and its subsidiaries have provided for income tax on the basis of their net taxable income determined in accordance with the provisions of the Income Tax Law. According to Technical Bulletin No.60 and other instructions from the Chilean Institute of Accountants and Circular 1,466 of the Superintendency of Securities and Insurance, the Company records the effects of deferred taxes resulting from timing differences, tax benefits related to tax loss carry-forwards and other events that create differences between the financial and tax treatment.

Some of the subsidiaries recorded these effects as from the beginning of the year 2000, recording deferred taxes arising on the accumulated timing differences in asset and liability accounts with credits and charges, respectively, to complementary accounts which are amortized, affecting income tax for the period, over the weighted average reversal period. These complementary accounts are shown deducted from the corresponding deferred tax assets and liabilities that originated them.

s) Severance payments

Severance payments will be governed by the terms of the Labor Code, except for the amount of the accumulated indemnity in Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Los Dominicos S.A. at July, November and December 2002 respectively, for workers who are party to current collective contracts and to those to whom the same benefit is extended through their individual work contract. The accumulated amount at that date is adjusted quarterly in line with changes in the consumer price index. The said collective contract also establishes that workers of Aguas Andinas S.A. who retire from the company within 120 days of having reached the legal retirement age, shall continue to accrue this benefit after July 2002, while for Aguas Cordillera S.A. and Aguas Los Dominicos S.A., the contracts mentioned state that workers who retire from the company on reaching the retirement age, shall continue to accrue this benefit from November and December 2002 respectively.

The obligation of the Company for the accrued indemnity for workers up to July 2002 for Aguas Andinas S.A. and November and December 2002 for Aguas Cordillera S.A. and Aguas Los Dominicos S.A. respectively, is shown at its present value, and the obligation for the additional indemnity that it is estimated will accrue to the workers who retire from the company is provided for at its present value, calculated according to the accrued cost of the benefit method and at an annual discount rate of 4.8%.

There are also individual contracts which are shown at their present value according to their terms.

Advances granted to personnel against such funds are shown as long-term debtors. These, restated, will be deducted from the final settlement, as stated in the respective contracts.

t) Sales

The Company's sales relate to technological services and are shown on an accrued basis. The sales of the sanitation subsidiaries are recorded on the basis of the consumption read and billed to each customer, divided into monthly billing groups and valued in accordance with the tariff fixed by the Superintendency of Sanitation Services (SISS) for five-year periods.

Consumption read but not billed at the year-end is also shown valued at the tariff charge for each invoicing group.

u) Research and development costs

Expenses incurred in research and development project studies which are not deemed viable, are charged directly to income for the period. Otherwise, they form part of the costs of the corresponding works.

v) Statement of cash flows

The Company and its subsidiaries consider as cash and cash equivalents the balances held in unrestricted bank checking accounts, time deposits, marketable securities and repurchase/sale agreements whose redemption will take place within 90 days from the date the investment was made and that carry no significant loss risk at the time of redemption.

Cash flows from operating activities include revenues and expenses of the Company and its subsidiaries and all other income and expenses that are treated as non-operating in the statement of income.

Tax No.	Company	Percentage Holding			
			31/03/2007		31/03/2006
		Direct	Indirect	Total	Total
61808000-5	AGUAS ANDINAS S.A.	50,1023	0	50,1023	51,202
80311300-9	AGUAS CORDILLERA S.A.	0	99,9999	99,9999	99,9999
96945210-3	ECORILES S.A.	0	100	100	100
96828120-8	GESTION Y SERVICIOS S.A.	0	100	100	100
96568220-1	AGUAS LOS DOMINICOS S.A.	0	99,9871	99,9871	99,9858
96967550-1	ANALISIS AMBIENTALES S.A.	0	100	100	100
96809310-K	AGUAS CORDILLERA S.A. (EX COMERCIAL ORBI II S.A.)	0	99,99	99,99	100
89221000-4	AGUAS MANQUEHUE S.A.	0	100	100	100
87538200-4	HIDRAULICA MANQUEHUE LTDA.	0	0	0	100

Accounting changes

There have been no accounting changes that should be mentioned during the periods ended March 31, 2007 and 2006.

Short and long-term debtors

Trade accounts receivable relate to billings for water, sewage services, sewage treatment and other associated services, with balances classified as short and long term.

The balance of trade accounts receivable includes an allowance for revenue accrued as of March 31, 2007 and 2006 of ThCh$11,902,579 and ThCh$12,556,711 respectively, corresponding to unbilled meter readings at the end of each period.

The debtors balance as of March 31, 2007 of Aguas Andinas S.A. is split into residential 78.43%, commercial 18.57%, Industrial and others 3.00%, compared to residential 76.80%, commercial 19.99%, industrial and others 3.21% at March 31, 2006.

For Aguas Cordillera S.A. the split is residential 80.94%, commercial 18.84%, industrial and others 0.22%, compared to residential 82.38%, commercial 17.33%, industrial and others 0.29% as of March 2006.

For Aguas Los Dominicos S.A., the split is residential 88.40% and commercial 11.60%, compared to residential 89.55%, commercial 10.40%, industrial and others 0.05% in 2006.

For Aguas Manquehue S.A., the split is residential 69.01%, commercial 30.43%, industrial and others 0.56%, compared to residential 67.38% and commercial 32.62% in 2006.

The subsidiaries have set up allowances for doubtful accounts as follows:

a) An allowance for doubtful accounts, as explained in Note 2 j), amounting to ThCh$ 12,444,223 and ThCh$ 12,935,429 respectively as of March 31, 2007 and 2006. Of these allowances at March 31, 2007 and 2006, ThCh$ 508,202 and ThCh$ 693,242 respectively were charged to income for the year, and debts of ThCh$ 8,630 and ThCh$ 22,628 respectively were written off.

b) Allowances for repayment plans relate to agreements for the repayment of debts signed with customers of Aguas Andinas S.A. and Aguas Cordillera S.A., by which they can obtain a commercial discount if they fully comply with the agreement. This allowance is ThCh$ 2,852,183 and the credit to income at March 31, 2007 was ThCh$ 26,324 (ThCh$ 2,378,607 at March 31, 2006 and a charge to income for that period of ThCh$ 34,856).

Notes receivable comprise mainly promissory notes signed by customers as a result of agreements with property developers.

The balance of short-term sundry debtors relates mainly to agreements for collections to made against credit cards and receivables from personnel as of March 31, 2007 and 2006.

The long-term debtors mainly correspond to agreements signed with property developers and advances against severance payments, as indicated in Note 2 s), and trade accounts receivable net of their allowances.

	CURRENT							Long Term	
	Up to 90 days		90 days to 1 year		Sub total	Total Current (net)			
	31/03/2007	31/03/2006	31/03/2007	31/03/2006	31/03/2007	31/03/2007	31/03/2006	31/03/2007	31/03/2006
Trade accts receivable	41.365.131	38.481.637	3.132.501	2.716.899	44.497.632	41.970.101	38.118.560	822.425	766.254
Est.doubtful accounts					2.527.531				
Notes receivable	2.576.792	1.145.256	262.276	1.019.193	2.839.068	2.562.814	1.972.559	311.510	174.234
Est.doubtful accounts					276.254				
Sundry debtors	304.882	401.666	136.183	161.789	441.065	415.652	527.972	7.298.156	7.623.200
Est.doubtful accounts					25.413				
							Total long-term debtor	8.432.091	8.565.688

Balances and transactions with related entities

*** Accounts receivable**

The accounts receivable from Degrémont S.A. Agencia en Chile and Brisaguas S.A. related to chemical and bacteriological analysis laboratory services, payable at 30 days without interest.

The accounts receivable from Constructora Acsa Ltda. and Aguas de Levante S.A. relate to the sale of materials, payable at 30 days without interest.

The account receivable from Aguas Décima S.A. related to chemical and bacteriological analysis laboratory services, payable at 30 days without interest.

*** Accounts payable**

The accounts payable to Sociedad General Aguas de Barcelona S.A. in 2006 related to a services contract in euros since 2001 which had a term of 5 years with monthly invoicing and payment at 63 days without interest.

The account payable to Suez Lyonnaise des Eaux in 2006 related to a services contract in euros, with monthly invoicing and payments at 63 days without interest.

There is an operation guarantee contract with Degremont S.A. Agencia en Chile, for the La Farfana sewage treatment plant. Invoicing is made one month in arrears and is payable on the last day of the following month.

The debt with Aguas de Levante S.A. relates to the purchase of materials, with payments at 30 days.

The debt with Omnilogic Telecomunicaciones Chile S.A. relates to maintenance services for radio-communication and transmission networks, payable at 30 days.

The debt with Norcontrol S.A. Agencia Chile relates to quality-control services, payable at 30 days.

The debt with Brisaguas S.A. relates to collections paid under contract.

The debt with Acsa Agbar Construcción S.A. relates to withholdings made from payments under a tube renewal contract.

		Short Term		Long Term	
Tax No.	Company	31/03/2007	31/03/2006	31/03/2007	31/03/2006
96703230-1	AGUAS DECIMA S.A.	0	8024	0	0
59066560-6	DEGREMONT S.A. AGENCIA EN CHILE	58888	12897	0	0
96864190-5	BRISAGUAS S.A.	59	539	0	0
77030800-3	CONSTRUCTORA ACSA LTDA.	637	655	0	0
59094680-K	AGUAS DE LEVANTE S.A.	2067	2123	0	0
TOTAL		61651	24238	0	0

Tax No.	Company	Short Term		Long Term	
		31/03/2007	31/03/2006	31/03/2007	31/03/2006
00000001-9	SOCIEDAD GRAL. AGUAS DE BARCELONA S.A.	0	1.148.883		
59066560-6	DEGREMONT S.A. AGENCIA EN CHILE	549.343	1.100.266		
59094680-K	AGUAS DE LEVANTE S.A.	94.679	521.226		
59096940-0	ACSA AGBAR CONSTRUCCIÓN S.A.	0	47.959		
96864190-5	BRISAGUAS S.A.	29.155	24.287		
96847530-4	OMNILOGIC TELECOMUNICACIONES CHILE S.A.	0	5.487		
59109940-K	NORCONTROL S.A. AGENCIA EN CHILE	621	0		
00000001-9	SUEZ LYONNAISE DES EAUX	0	390.605		
TOTAL		673.798	3.238.713		

Tax No.	Relationship	Transaction	31/03/2007 Amount	Effect on res	31/03/2006 Amount	Effect on results (charge)/credit)
59094680-K	RELATED	PURCHASE OF MATERIALS	99.477	-99.477	25.611	-25.611
59066560-6	RELATED	PLANT OPERATION	2.332.255	-2.332.255	929.138	-929.138
59066560-6	RELATED	PAYT. PLANT CONSTRUCTION DEBT	549.342	0	682.807	0
00000001-9	INDIRECT	CONSULTANCY RECEIVED	0	0	844.097	-844.097
00000001-9	INDIRECT	CONSULTANCY RECEIVED	0	0	211.024	-211.024

Deferred taxes and income tax

At March 31, 2007 and 2006, the detail of taxable income and other concepts is as follows:

	2007 M$	2006 M$
a) Renta Líquida Imponible	37.055.631	33.725.804
b) Saldo Fondo Utilidades Tributarias	140.955.489	95.898.030
c) Crédito del 15% para los Accionistas	128.129	250.886
Crédito del 16% para los Accionistas	297.048	358.582
Crédito del 16,5% para los Accionistas	830.654	818.026
Crédito del 17% para los Accionistas	22.871.127	17.078.911
d) Pérdida Tributaria *	(163.453)	

* Las pérdidas tributarias corresponde a la Matriz y su Filial Aguas Cordillera S.A.(Ex Comercial Orbi II S.A.)

	31/03/2007				31/03/2006			
	Deferred tax asset		Deferred tax liability		Deferred tax asset		Deferred tax liability	
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Corto Plazo	Largo Plazo
Timing Differences								
Allowance doubtful accounts	480.964	1.634.554			564.550	1.634.473		
Unearned income	301.868	24.734			236.705	62.182		
Provision for vacations	114.693	81.111			125.290	86.757		
Amortization intangible assets								
Leased assets			40.431	48.910			96.590	4.488
Manufacturing expenses								
Depreciation fixed assets		488.638		5.554.959		225.521		4.923.510
Severance indemnities	28.067	160.010			84.304	17.572		
Other events		450.182	401	24.384	0	103.189	4.610	11.842
Provision profit sharing	1.787				794		23	
Obsolete materials								
Investment expenses in related companies			13.695	240.336			41.120	235.398
Software				88.135				130.844
Bond placement discount			226.494	1.801.888			226.444	2.029.070
Tax loss	2.667							
Litigation	13.089	704.536			11.044	680.314		
Obsolescence fixed assets						0		
Deferred expenses			19.631	68.273			19.034	77.076
Water rights		38.066				38.100		
AFR KWH	3.016				3.097			
Allowance fixed assets	36.367				37.349			
Provision repayment agreements	338.421	146.451			258.842	145.522		
Leasing obligations								
Others								
Complementary accounts-net of amortization				459.638				500.352
Valuation provision								
Total	1.320.939	3.728.282	300.852	7.363.247	1.321.975	2.993.830	387.821	6.911.876

	31/03/2007	31/03/2006
Current tax charge (provision for tax)	-6.299.458	-5.733.387
Tax adjustment (previous year)	0	0
Effect on assets or liabilities of deferred tax for period	15.992	-899.333
Tax benefit of loss carried-forwards	27.787	0
Effect of amortization complementary deferred assets & liabilities accounts	-9.870	-9.877
Effect on deferred tax assets or liabilities due to changes in valuation provision	0	0
Other charges or credits in account	-10.417	-8.313
Total	-6.275.966	-6.650.910

Fixed assets

The composition is as follows:

Rubro	2007 M$	2006 M$
Terrenos:	36.204.947	34.178.889
Terrenos	36.204.947	34.178.889
Construcciones y obras de infraestructura:	498.584.140	495.050.695
Valor Bruto	1.005.047.418	988.562.722
Depreciación Acumulada	(506.463.278)	(493.512.027)
Maquinarias y equipos:	59.201.486	64.381.187
Valor Bruto	118.686.411	116.241.769
Depreciación acumulada	(59.484.925)	(51.860.582)
Otros activos fijos:	2.628.633	3.035.201
Valor Bruto	12.002.296	11.833.844
Depreciación acumulada	(9.373.663)	(8.798.643)
Mayor valor retasación técnica, neto:	4.585.253	4.488.322

Mayor valor retasación técnica terrenos	5.528.533	5.533.272
Mayor valor retas. téc. redes de distribución	1.463.607	1.502.876
Depreciación acumulada	(1.459.641)	(1.498.653)
Menor valor retasación técnica colectores	(373.131)	(373.451)
Depreciación acumulada	266.883	255.728
Menor valor retasación técnica obras civiles	(1.211.193)	(1.278.714)
Depreciación acumulada	405.321	405.562
Menor valor retas. téc. maquinaria y equipos	(440.870)	(447.135)
Depreciación acumulada	405.744	388.837
TOTAL ACTIVO FIJO NETO	**601.204.459**	**601.134.294**

Depreciation for the period

The charge for depreciation of fixed assets as of March 31, 2007 and 2006 is as follows:

Depreciación en:	**2007 M$**	**2006 M$**
Costos de explotación	7.959.178	7.841.960
Gastos de Adm. y Ventas	417.699	404.546
Totales	**8.376.877**	**8.246.506**

Aguas Andinas S.A. has seventy plots of land that were transferred free of charge by the Chilean State and are booked at a value of Ch$1 each. There are also fixed assets with an expired accounting useful life and are therefore shown valued at Ch$1 even though they are still in operation.

Furthermore, there are amounts which are contributions from third parties and these are governed under Decree Law 70 of 1988 of the Ministry of Public Works and by the provisions of clause 36 of D.S. MINECON Regulation 453 of 1989. These are explained in Note 30.

In 1989, and in accordance with Transitory Clause 3 of Decree Law 382 of 1988, the General Law on Sanitation Services, Aguas Cordillera S.A. removed from its accounts all assets financed by third parties and Chilean state assets.

As a result of the application of this regulation, the Company maintains a physical control over those assets but the calculation of the price-level restatements and depreciation of these assets does not affect its financial statements in any way. It carries out this off-the-books control as these assets form part of the sanitation infrastructure that it has to operate and maintain.

LEASING

For Aguas Andinas S.A., assets were acquired under financial leases from GTD Telesat S.A. and are shown in Other fixed assets, under an agreement for a 48-month term and for an amount of ThCh$ 41,310.

For Aguas Cordillera S.A., the assets under financial leases were acquired from Teletronic S.A. and are shown in Other fixed assets, under an agreement for a 48-month term and for an amount of ThCh$ 15,930.

Goodwill and negative goodwill

The extraordinary shareholders meeting of Aguas Manquehue S.A. held on November 10, 2006 agreed to the merger by incorporation of Hidráulica Manquehue Ltda. into Aguas Manquehue S.A., following which the negative goodwill in Hidráulica Manquehue Ltda. became negative goodwill in Aguas Manquehue S.A.

As of March 31, 2007 and 2006, the balances of this account represent the difference between the acquisition value and the proportional equity value of the acquired company at the time of purchase, as follows:

Tax No.	Company	31/03/2007		31/03/2006	
		Amount amortized in period	Balance goodwill	Amount amortized in period	Balance goodwill
61808000-5	AGUAS ANDINAS S.A.	5.388.329	269.316.451	5.504.318	297.233.185
80311300-9	AGUAS CORDILLERA S.A.	960.609	51.232.469	961.432	55.122.117
96809310-K	AGUAS CORDILLERA EX- COMERCIAL ORBI II S.A.	54.446	3.046.466	54.494	3.267.039
96568220-1	AGUAS LOS DOMINICOS S.A.	14	1.103	14	1.181
TOTAL		6.401.398	323.596.489	6.520.258	355.623.522

Tax No.	Company	31/03/2007		31/03/2006	
		Amount amortized in period	Balance negative goodwill	Amount amortized in period	Balance negative goodwill
89221000-4	AGUAS MANQUEHUE S.A.	17	1018	17	1088
TOTAL		17	1018	17	1088

Intangible assets

The balances as of March 31, 2007 and 2006 of the restated costs of intangible assets (Note 2 n) are:

Rubro	2007 M$	2006 M$
Derechos de agua	20.943.369	20.799.671
Derechos de aguas en leasing (1)	540.929	541.393
Servidumbres	15.691.473	15.337.330
Software	8.784.047	8.718.319
Otros derechos (2)	6.899.806	6.905.722
Derechos de usufructo (3)		14.077
Sub total	**52.873.701**	**52.302.435**
Amortización acumulada derechos de agua	(4.143.900)	(3.617.732)
Amortización acumulada leasing (1)	(42.584)	(28.797)
Amortización acumulada software	(6.972.379)	(6.906.963)
Amortización acumulada servidumbres	(2.949.134)	(2.562.696)
Amortización otros derechos (2)	(819.352)	(647.412)
Sub total	**(14.927.349)**	**(13.763.600)**
Total intangibles netos	**37.946.352**	**38.538.835**

Amortización del periodo registrada en costo de explotación:

	2007 M$	2006 M$
Derechos de agua	130.778	129.988
Derechos de agua en leasing	3.453	3.455
Software	265.845	230.458
Servidumbres	97.911	95.867
Otros derechos	43.124	43.161
Total amortización	**541.111**	**502.929**

(1) The rights to the use of water acquired under the financial leasing agreement signed on March 14, 2003 for a period of 57 months were registered as Intangible assets.

(2) Relate to the purchase of gratuitous rights to water consumption from the Municipality of Santiago, which are being amortized over 40 years.

(3) In October 2006 Aguas Andinas S.A. acquired 1 share in Comercial Orbi II S.A. from Aguas Cordillera S.A., in usufruct.

Aguas Andinas S.A. has water rights to various natural sources, including Laguna Negra, Laguna Lo Encañado and Quebrada de Ramón, which were acquired gratuitously and have no value on the books.

The production of groundwater supplies from various wells located in the Metropolitan Region for which the sanitation subsidiaries have the water rights concessions were granted to it gratuitously by the Water Department of the Ministry of Public Works.

Others (of Other assets)

The detail of these is as follows:

	2007 M$	2006 M$
Menor valor colocación de Bonos y gastos de emisión (nota 23)	10.599.343	11.935.706
Anticipos compra activos fijos e intangibles	868.543	991.570
Gastos anticipados	1.135.062	667.672
Devolución aportes reembolsables KW/H	286.230	299.454
Bienes fuera de la operación	934.751	167.725
Otros	192.529	235.533
Totales	**14.016.458**	**14.297.660**

Borrowings from banks and financial institutions at short term

Included in this section are the loans that mature during the next twelve months and the provision for accrued interest on bank borrowings classified as short term:

Tax No.	Bank	CURRENCY OR INDEXATION UNIT													
		Dollars		Euros		Yen		Other foreign curr		UF		Non-indexed Ch$		TOTAL	
		31/03/2007	31/03/2006	31/03/2007	31/03/2006	31/03/2007	31/03/2006	31/03/2007	31/03/2006	31/03/2007	31/03/2006	31/03/2007	31/03/2006	31/03/2007	31/03/2006
	Long term - current portion														
97006000-6	BANCO CREDITO E INVERSIONES	0	0	0	0	0	0	0	0	0	218.077	0	0	0	218.077
97004000-5	BANCO CHILE	0	0	0	0	0	0	0	0	0	0	2.136.867	2.220.856	2.136.867	2.220.856
97036000-K	BANCO SANTANDER SANTIAGO	0	0	0	0	0	0	0	0	0	0	4.505.227	475.817	4.505.227	475.817
97032000-8	BANCO BBVA	0	0	0	0	0	0	0	0	0	0	8.747.910	5.014.340	8.747.910	5.014.340
	Others	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTAL	0	0	0	0	0	0	0	0	0	218.077	15.390.004	7.711.013	15.390.004	7.927.090
	Principal outstanding	0	0	0	0	0	0	0	0	0	212.283	0	0	0	212.283
	Average annual interest rate	0	0	0	0	0	0	0	0	6,72%	6,0703	6,0572	7,32%		

Percentage in foreign currency (%)		0,0000
Percentage in local currency (%)		0,0000

Borrowings from banks and financial institutions at long term

This heading covers bank loans classified as long term.

Tax No.	Bank	Years to maturity							Closing date current period		Closing date previous period
		Currency or indexation unit	1 to 2	2 to 3	3 to 5	5 to 10	More than 10		Total long term at end of period	Average annual interest rate	Total long term at end of period
							Amount	Term			
97004000-5	BANCO DE CHILE	Dollars									
		Euros									
		Yen									
		UF									
		Non-indexed Ch$	1.900.000	1.900.000	3.800.000	1.900.000			9.500.000	5,80%	8.754.500
		Other currencies									
97036000-K	BANCO SANTANDER SANTIAGO	Dollars									
		Euros									
		Yen									
		UF									
		Non-indexed Ch$	4.080.000	4.080.000	6.160.000	0			14.320.000	5,70%	20.850.000
		Other currencies									
97032000-8	BANCO BBVA	Dollars									
		Euros									
		Yen									
		UF									
		Non-indexed Ch$	8.066.667	8.066.666	8.066.667	0			24.200.000	5,66%	33.137.867
		Other currencies									
	TOTAL		14.046.667	14.046.666	18.026.667	1.900.000			48.020.000		[illegible]

Percentage in foreign currency (%)		0,0000
Percentage in local currency (%)		100,0000

Bonds payable

This heading shows the balances due to the public with respect to bond issues made by the Company in September 2001, December 2002, May 2003, December 2005 and January 2006 on the domestic market.

In September 2001, the bonds Series B were issued for U.F. 1.8 million, with a 21-year term with repayments starting in 2008.

On October 10, 2002, the Superintendency of Securities and Insurance certified the registration of bonds for up to U.F.10 million. Of this amount, Series C bonds were issued with a nominal value of U.F.4.2 million and Series D with a nominal value of U.F.5.8 million.

In December 2002, Series C bonds for U.F.4.0 million were placed, with semi-annual repayments starting in June 2005 and extending through to December 2010.

On May 7, 2003, the Company placed Series D bonds on the domestic market and these were fully subscribed. On January 3 and 9, 2006, these bonds were exchanged for Series F bonds or repaid in advance (94.6% and 5.4% respectively). The placement of this series was for U.F. 5.0 million, repayable semi-annually starting on June 1, 2008 and ending on December 1, 2026.

On December 9, 2005, the Superintendency of Securities and Insurance registered a new issue of Series F bonds, with the number 305 on October 10, 2002, for U.F.5 million, to finance the advanced redemption of the Series D bonds and other refinancings of Aguas Andinas S.A. in January 2006.

On December 23, 2005, the Series E bonds were placed for U.F. 1.65 million, with repayment in June 2012.

The interest accrued on the bonds as at the close of each year is shown in Bonds payable in current liabilities.

The bond issues carry no special collateral other than a general lien over the assets of the Company.

A summary of these obligations at the end of each year is as follows:

Identification	Series	Nominal amount outstanding	Indexation unit	Interest rate	Final maturity	Payment dates of Interest	Payment dates of Principal	Par value 31/03/2007	Par value 31/03/2006	Placement in Chile or abroad
Long-term bonds - current portion										
266	BEMOS B1	1.506	UF	6,25%	01/09/2022	SEMI-ANNUAL	SEMI-AN 2008	93.627	66.065	Chile
266	BEMOS B2	2.366	UF	6,25%	01/09/2022	SEMI-ANNUAL	SEMI-AN 2008	147.130	103.815	Chile
305	BAGUA C1	166.667	UF	4,25%	01/12/2010	SEMI-ANNUAL	SEMI-ANNUAL	3.233.883	3.281.523	Chile
305	BAGUA C2	500.000	UF	4,25%	01/12/2010	SEMI-ANNUAL	SEMI-ANNUAL	9.701.639	9.844.559	Chile
305	BAGUA E	0	UF	4,00%	01/06/2012	SEMI-ANNUAL	SEMI-ANNUAL	400.244	400.820	Chile
305	BAGUA F	0	UF	4,15%	01/12/2026	SEMI-ANNUAL	SEMI-ANNUAL	1.257.876	1.259.683	Chile
Total - current portion								14.834.398	14.956.465	
Long-term bonds										
266	BEMOS B1	698.496	UF	6,25%	01/09/2022	SEMI-ANNUAL	SEMI-ANNUAL	12.833.421	12.879.567	Chile
266	BEMOS B2	1.097.634	UF	6,25%	01/09/2022	SEMI-ANNUAL	SEMI-ANNUAL	20.166.804	20.239.321	Chile
305	BAGUA C1	500.000	UF	4,25%	01/12/2010	SEMI-ANNUAL	SEMI-ANNUAL	9.186.475	12.266.251	Chile
305	BAGUA C2	1.500.000	UF	4,25%	01/12/2010	SEMI-ANNUAL	SEMI-ANNUAL	27.559.456	36.798.764	Chile
305	BAGUA E	1.650.000	UF	4,00%	01/06/2012	SEMI-ANNUAL	SEMI-ANNUAL	30.315.401	30.358.982	Chile
305	BAGUA F	5.000.000	UF	4,15%	01/12/2026	SEMI-ANNUAL	MATURITY	91.864.850	91.996.914	Chile
Total long term								191.926.406	204.539.799	

Provisions and write-offs

The detail of provisions as of March 31, 2007 and 2006 is as follows:

	Pasivo circulante		Pasivo largo plazo	
	2007 M$	**2006 M$**	**2007 M$**	**2006 M$**
Servicios devengados	11.481.356	8.768.895	0	0
Gratificación (1) y participación	584.525	612.895	0	0
Indem. por años de serv.(Nota 15)	322.135	1.077.627	8.890.879	8.034.538
Vacaciones devengadas	1.151.789	1.247.340	0	0
Litigios en proceso de resolución	1.221.395	985.812	0	0
Prov. pérdida de enajenación Activos	213.922	219.698	0	0
Proyectos desechados	162.377	166.761	0	0
Otros beneficios al personal	6.056	7.936		
Otros	37.955	41.784	35.503	47.129
Totales	**15.181.510**	**13.128.748**	**8.926.382**	**8.081.667**

(1) In Aguas Andinas S.A., these are shown net of advances made during the periods ended March 31, 2007 and 2006 for ThCh$ 243,857 and ThCh$ 36,667 respectively.

The amounts of write-offs are shown in Note 4 (Short and long term receivables).

Severance indemnities

As of March 31, 2007 and 2006, the provision for severance indemnities (including the part classified as short term) showed the following movement:

	2007 M$	2006 M$
Saldo inicial	9.855.190	9.185.836
Incremento de provisión	52.422	53.219
Pagos del ejercicio	(712.012)	(126.890)
Corrección monetaria 17.414 0		
Totales	**9.213.014**	**9.112.165**

The severance indemnity has been calculated in accordance with the explanation in Note 2 s).

The charge to income for these items, including the indemnities related to clause 161 of the Labor Code, at March 31, 2007 and 2006 amounts to ThCh$ 60,313 and ThCh$ 85,883 respectively.

Minority interest

The Minority interest is as follows:

	Porcentaje de Interés		Interes Minoritario en Patrimonio		Interes Minoritario en Resultado	
Nombre	2007	2006	M$ 2007	M$ 2006	M$ 2007	M$ 2006
Aguas Andinas S.A.	49,8977	48,798	210.267.624	205.205.418	-14.775.534	-14.317.403
Aguas Los Dominicos S.A.	0,01292	0,01421	985	1062	-53	-61
Aguas Cordillera S.A	0,00001	0,00001	8	7	0	0
Aguas Cordillera S.A exComercial Orbi II S.A.	0,00997	0	9477	0	-511	0
Totales			210.278.094	205.206.487	-14.776.098	-14.317.464

In January 2006, Aguas Cordillera S.A. acquired 28 shares in its subsidiary Aguas Los Dominicos S.A., equivalent to 0.03617% of the total share capital.

In October 2006, Aguas Cordillera S.A. acquired 1 share in the subsidiary Aguas Los Dominicos S.A., equivalent to 0.00129% of the total share capital.

In October 2006, Aguas Cordillera S.A. sold 1 share in Comercial Orbi II S.A.

In April 2006, the Company sold 67,308,616 shares in Aguas Andinas S.A., its shareholding therefore reducing from 51.202% to 50.102%.

Changes in shareholders' equity

The changes in the equity of the Company during the 2007 and 2006 periods were the following:
The ordinary shareholders meeting of April 27, 2006 agreed to:
- Distribute net income equivalent to ThCh$5,974,400 in cash pro rata to the shareholders holdings.
- Reduce capital by ThCh$33,609,900, formalized by a public deed modifying the capital dated May 10, 2006. The amount of the reduction was distributed in cash pro rata to the shareholdings.

The board meeting held on September 27, 2006 agreed to:
- Distribute ThCh$14,133,000 as an interim dividend against the net income for 2006. This was distributed in cash pro rata to the shareholdings.

Other reserves:
In accordance with Technical Bulletin 72 of the Chilean Institute of Accountants, paragraph 29, combination of companies under common control based on the methodology of unification of interests, the equity changes in the subsidiary Aguas Andinas S.A. caused by that company's increase in investments, due to purchases of shares in Gestión y Servicios S.A., Comercial ORBI II S.A. and Aguas Manquehue S.A., were recorded in Other reserves. On the other hand, it disposed of its complete holding in Aguas Cordillera S.A..

	31/03/2007										
	Paid capital	Reserve capital restatement	Share premium	Other reserves	Reserve future dividends	Accumulated earnings	Interim dividends	Development period	Result for period	Paid capital	Reserve capital restatement
Initial balance	461.826.633	0	0	3.028	0	303.944	-14.076.468		22.617.984	485.871.812	0
Distribution prior year's income					0	8.641.616	14.076.468	0	-22.617.984	0	0
Final dividend prev. Year						0					0
Capital increase	0	0				0					0
Capitalization reserves &/or earnings	0	0	0	0		0				0	0
Accumulated deficit development period											0
Capital reduction	0									0	0
Reserve Technical Bulletin 72				0							
Restatement of capital	0	823.653		6	0	17.691	0			0	-1.457.615
Result for period									9.308.456		0
Interim dividends						0	0				0
Closing balance	461.826.633	823.653	0	3.034	0	8.963.151	0		9.308.456	485.871.812	-1.457.615
Balances restated										498.990.351	-1.496.971

Series	No. subscribed shares	No. paid shares	No. of voting shares
SOLE	1000000000	1000000000	1000000000

Series	Subscribed capital	Paid capital
SOLE	$461.826.633	$461.826.633

Other non-operating income and expenses

The detail of other non-operating income and expenses as of March 31, 2007 and 2006 is as follows:

	2007 M$	2006 M$
Otros ingresos fuera de la explotación:		
Ingresos por convenios y otros (1)	623.830	444.386
Servicios a terceros (2)	147.250	328.782
Multas e indemnizaciones de proveedores y contratistas	131.054	171.615
Servicios a clientes	51.496	34.400
Arriendos de inmuebles	51.512	55.699
Reconocimiento de obligaciones vencidas	44.626	24.409
Ventas de materiales	102.524	0
Otros	85.024	21.804
Total otros ingresos	**1.237.316**	**1.081.095**

	2007 M$	2006 M$
Otros egresos fuera de la explotación :		
Donaciones	33.286	51.371
Mermas de activos	0	44.115
Multas	64	1.150
Gastos judiciales	3.490	11.230
Proyectos desechados y estudios	127.691	0
Materiales obsoletos	2.156	0
Pérdida en venta de activos	0	5.055
Otros	0	12.044
Total otros egresos	**166.687**	**124.965**

(1) Mainly relate to agreements signed with property developers under which Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Manquehue S.A. are obliged to add certain areas to their concession zones and to provide the public sanitation services in these indefinitely.

(2) Services for third parties relates to those services associated with the business, mainly engineering services.

Price-level restatements

The detail of price-level restatements, calculated as stated in Note 2 e), is the following:

ASSETS (CHARGES) / CREDITS	Indexation unit	31/03/2007	31/03/2006
INVENTORIES	CPI	-39.116	1.593
FIXED ASSETS	CPI	1.179.153	-1.795.742
INVESTMENTS IN RELATED COMPAN IES	CPI	0	0
GOODWILL	CPI	658.669	-1.089.686
OTHER MONETARY ASSETS	CPI	48.566	-5.933
INTANGIBLE ASSETS	CPI	73.261	-112.566
OTHER NON-MONETARY ASSETS	CPI	42.164	-44.305
OTHER NON-MONETARY ASSETS	UF	39.336	-304
ACCOUNTS RECEIVABLE RELATED COMPAN IES	CPI	2.195	0
OTHER NON-MONETARY ASSETS	UF	4.111	-7.320
EXPENSE & COST ACCOUNTS	CPI	-7.954	-8.249
TOTAL (CHARGES) CREDITS		**2.000.385**	**-3.062.512**
LIABILITIES (CHARGES) / CREDITS			
SHAREHOLDERS' EQUITY	CPI	-941.350	1.516.260
MINORITY INTEREST	CPI	-390.222	574.390
BONDS PAYABLE	UF	-406.759	717.463
NOTES PAYABLE	UF	-31.774	48.566
BORROWINGS FROM BANKS	UF	0	700
MONETARY LIABILITIES	UF	-32.863	48.285
MONETARY LIABILITIES	CPI	-43.233	36.161
NON-MONETARY LIABILITIES	CPI	-12.419	15.540
NON-MONETARY LIABILITIES	UF	29.348	16.081
REVENUE ACCOUNTS	CPI	22.134	22.917
TOTAL (CHARGES) CREDITS		-1.807.138	2.996.363
(LOSS) GAIN FROM PRICE-LEVEL RESTATEMENTS		**193.247**	**-66.149**

Exchange differences

Exchange differences during the periods ended March 31, 2007 and 2006 were as follows:

	Currency	31/03/2007	31/03/2006
ASSETS (CHARGES) / CREDITS			
CASH & BANKS	DOLLAR	43	3.278
CASH & BANKS	EUROS	68	0
FINANCIAL INVESTMENTS	DOLLAR	0	0
OTHER ASSETS	DOLLAR	-386	45
OTHER ASSETS	EUROS	78	142
INVENTORIES	DOLLAR	-856	-7.350
INVENTORIES	EUROS	0	6.155
CASH & BANKS	EUROS	0	0
MARKETABLE SECURITIES	EUROS	416	0
Total (Charges) Credits		-637	2.270
LIABILITIES (CHARGES) / CREDITS			
ACCOUNTS PAYABLE	DOLLAR	338	-1.913
ACCOUNTS PAYABLE	EUROS	64	-699
OTHER LIABILITIES	DOLLAR	0	0
OTHER LIABILITIES	EUROS	403	-193
WITHHOLDINGS	DOLLAR	0	0
WITHHOLDINGS	EUROS	-3	0
ACCOUNTS PAYABLE RELATED COMPANIES	DOLLAR	-795	0
SUNDRY CREDITORS	EUROS	0	-61
Total (Charges) Credits		7	-2.866
(Loss) Gain from exchange differences		-630	-596

Share and bond issue and placement costs

During the months of September 2001, December 2002, May 2003, December 2005 and January 2006, the subsidiary Aguas Andinas S.A. issued and placed bonds on the domestic market. In accordance with Circular 1,370 of the Superintendency of Securities and Insurance, the issue and placement costs relating to credit-rating agencies, stamp tax and other general expenses were capitalized. These expenses are recorded in Other Assets and are broken down as follows:

Bonos	**Gastos Activados Bruto**		**Período de Amortización**
	2007 M$	**2006 M$**	**Años**
Serie B	544.022	544.489	21,0
Serie C	1.287.327	1.288.430	8,0
Serie E	125.218	122.454	6,5
Serie F	2.024.663	2.024.082	21,0
TOTALES	**3.981.230**	**3.979.455**	

Statement of cash flows

In the Statement of cash flows, cash equivalents consist of financial investments, including time deposits and marketable securities with terms of less than 90 days from their investment dates. The detail of the balance of cash and cash equivalents is as follows:

	2007 M$	2006 M$
Disponible	514.709	368.973
Depósitos a plazo	8.220.465	29.322.519
Valores negociables	5.602.733	3.348.090
Otros activos circulantes (Instrumentos del Banco Central)	1.037.639	0
Saldo del efectivo y efectivo equivalente	**15.375.546**	**33.039.582**

Financing cash flows:

The financing cash flows generated in the 2007 and 2006 periods under the heading of Other sources of finance, represent the collection of reimbursable financing contributions from customers, in accordance with current legislation (Decree Law Nº 70 of 1988).

The item Other financing disbursements shows the payments and prepayments of promissory notes issued for reimbursable financing contributions.

Investment cash flows:

Investment activities committing future cash flows to construction works whose amounts at March 31, 2007 and 2006 were ThCh$ 6,323,778 and ThCh$ 10,822,568 respectively.

Other investment disbursements represent purchases of water rights on the first section of the Mapocho and Maipo rivers by the sanitation subsidiaries.

Contingencies and restrictions

Direct guarantees

The subsidiaries have given performance bonds and guarantee policies to third parties for ThCh$ 16,570,098 and ThCh$ 17,707,930 as of March 31, 2007 and 2006 respectively, as shown in the table.

b) Lawsuits pending

The following are the subsidiaries' principal lawsuits pending:

· Court: 15th Civil Court of Santiago; Case file: 1337-1996

Aguas Andinas S.A. was sued by a private individual for not having been able to exploit mining deposits on land that was expropriated by the Treasury for the construction of the El Yeso reservoir. At the time of the expropriation, Aguas Andinas S.A. was not the owner of the reservoir as this was transferred to it in 1990. The amount is not determined. The appeals court confirmed the judgment in the first instance which rejected the demand against Aguas Andinas S.A. and revoked the sentence against the Treasury, dismissing the demand against it. The plaintiff presented an appeal for reversal which remains pending.

Court: 11th Civil Court of Santiago; Case file: 5716-1999

Aguas Andinas S.A. was sued severally by a gas company for damages to a pipeline made by a construction company. Aguas Andinas S.A. alleges that it has no responsibility for this incident as it has no relationship whatsoever with the cause of the damage. The amount demanded is ThCh$85,816, plus indexation and interest. Sentence has been passed at the first instance rejecting the suit against Aguas Andinas S.A. accepting only a part of the suit against the construction company for a far lower figure. The gas company has appealed and asked that the suit be entirely accepted, also against Aguas Andinas S.A.

Court: 29th Civil Court of Santiago; Case file: 1400-2001

An individual sued Aguas Andinas S.A. alleging having suffered enormous damage on the sale of 8.1 hectares of land for the construction of part of the El Trebal Plant. Aguas Andinas S.A. claims to have paid a fair price. The amount sought is approximately ThCh$120,000.
Sentence was given in the first instance rejecting the demand in all its parts. The plaintiff has appealed.

Court: 14th Civil Court of Santiago; Case file: 169-2003

A company sued Aguas Andinas S.A. seeking the absolute nullity of Sociedad Gestión y Servicios S.A. in which Aguas Andinas S.A. had a 1% shareholding at the time of the demand. Final sentence was given in the first instance denying the suit and condemning the plaintiff to pay the costs. The plaintiff has appealed.

· Court: 11th Civil Court of Santiago; Case file: 3541-2004

Aguas Andinas S.A. was sued for the payment of an indemnity for extra-contractual liability for environmental damage in breach of Law 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odors from the Santiago Poniente Plant and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage

to the local residents, in addition to enormous financial damage as a result of the drop in the value of their properties. Amount involved: U.F. 506,594. Current status: First instance – discussion period. Exceptions were presented in order to correct irregularities in the suit and in the procedure that led to the damages under Law 19,300.
There is a moderate possibility of success in this case as the suit lacks a solid foundation. In any case, the result will depend on the proof of damages submitted, a stage that has still not begun.

· Court: 19th Civil Court of Santiago; Case file: 2632-2004

A private individual is requesting the reversal of the sale of some water rights to Aguas Andinas S.A. through a third party, sustaining that this has violated their rights. They are demanding the restitution of the water rights that were acquired for U.F. 5,525. State of the case: Sentence accepted the demand; an appeal was made.

11th Civil Court of Santiago; Case No.13.214 - 2004

Aguas Andinas S.A. was sued for damages and extra-contractual liability for environmental damage, an offence under Law 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odors from the Santiago Poniente Plants and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to the neighbors, in addition to an enormous financial damage as a result of the drop in the value of their properties. Amount demanded: U.F. 492,607 plus indexation and interest. Current status: First instance - discussion period. Exceptions were presented in order to correct irregularities in the suit. There is a moderate possibility of success; the result will depend on the proof of damages submitted. The process has not yet commenced.

18th Civil Court of Santiago; Case No. 322-2005

Aguas Andinas S.A. was sued for technical faults and defects at the La Farfana Sewage Plant, causing bad odors that have affected the physical and psychological health of the local residents. Amount demanded: ThCh$3,890,000 plus indexation and interest. It is believed improbable that damage can be shown to have affected or put at risk the psychological or physical health of the plaintiffs from the bad odors. Even so, the success of the demand will depend on the evidence. The proceedings have not yet begun.

·5th Civil Court of Santiago; Case: 10852-2005

Aguas Andinas S.A was demanded for its civil liability for the accidental death of Mario Cañete Muñoz, a worker at the Kennedy-Estoril works. Amount demanded: ThCh$110,000 approximately, plus indexation, interest and costs. Present position: Evidence period. Expected result: the demand should be rejected with respect to Aguas Andinas, as the company was not responsible for the works.

19th Civil Court of Santiago - Case: 1105-2006

Aguas Andinas S.A was sued for damages and extra-contractual liability for environmental damage under Law 19,300. The absence of a timely and suitable solution to the bad odors from the West Santiago plants and later the La Farfana plant are alleged to have caused prolonged suffering or moral damage to residents and an enormous patrimonial damage affecting the value of their properties. State of the case: first instance, discussion period. Exceptions have been presented to correct mistakes in the demand. Amount demanded: ThCh$940,000 plus indexation and interest. Expected result: success will depend on the evidence of damage; the process stage has not yet begun.

·24th Civil Court of Santiago. Case: 6539-2006

A company is suing CORFO for the restitution of reappraisal of land at a property in Avenida Andrés Bello, Las Condes, Santiago. This land was acquired by Corfo through a sale by Aguas Andinas S.A. in September 1999.

Amount demanded: undetermined. State of the case: discussion period. Estimated result: the demand should be rejected.

·27th Civil Court of Santiago; Case: 552-2007

Aguas Andinas S.A. was sued, jointly with other institutions by an individual intending to nullify Resolution DGA 3268 which approved the El Trebal discharge works, Ministry of the Economy Supreme Decrees 76 and 100, that sets tariff formulas for the periods 2000-2005 and 2005-2010 respectively.
Amount demanded: undetermined. State of the case: discussion period.
Estimated result: The demand should be rejected.

·7th Civil Court of Santiago: Case: 2829-2003. Claim against Resolution 1194 of May 19, 2003 that applied a fine of 26 UTM concerning discharges from the Los Trapenses sewage treatment plant on July 16, 2002 that exceeded the legally permitted limit.
State: Appeal allowed against the sentence rejecting the demand. Result: little possibility of appeal being accepted. The fine applied will remain.

Case No. 1134-2004, 7th Civil Court of Santiago. Claim against fine of 15 UTA for non-compliance with written orders and instruction of the Superintendency of Sanitation Services (SISS), by not sending information on time for the "sewage treatment coverage" and "drinking water production" process. State: Sentence unfavorable. Appealed. Result: it is probable the sentence will be confirmed.

·Case No.15.178-2006, 27th Civil Court of Santiago. Claim against Resolution 554 which applied a fine of 30 UTA for non-compliance with written instructions of the SISS with respect to providing information on costs and expenses for the year 2004. State: claim presented. Result: moderate possibility of a reduced fine being accepted.

·Case 1189-2004, 19th Civil Court of Santiago. Claim against fine for non-compliance with the written orders and instructions of the SISS, by not sending information on time for the "sewage treatment coverage" and "drinking water production" process. Resolution 426 of February 9, 2004 of 10 UTA. State: Infavorable sentence, appealed, probabilty of a reduced fine.

Case No.4693-99, 11th Civil Court of Santiago. Demand for damages made by 79 residents of the district of Lo Barnechea concerning supply problems on October and November 1996. The corrected demand is for ThCh$728,626. State: discussion period ended. There are good probabilities that the Company will win the case.

Case No. 1158-2002, 8th Civil Court of Santiago. Demand for moral damages following dismissal for dishonesty of a former employee of the Company, which was declared as unjustified by the Supreme Court. Demand ThCh$140,000. State: sentence favorable to the Company. The plaintiff presented an appeal. It is probable that the court will confirm the judgment in the first instance.

Arbitration. Arbitration proceedings concerning the agreement signed on November 10, 1980 before the notary Raúl Undurraga Laso. It is sought that the Company design and construct a device for supplying 30 liters per second at the foot of the La Dehesa dam. Amount: approximately UF 30,000. State: sentence given favorable to the Company.

Arbitration proceedings concerning the ineffectiveness of the agreement signed on November 10, 1980 before the notary Raúl Undurraga Laso. Such ineffectiveness occurred through force of law following the coming into force of the laws and regulations covering the sanitation business. The obligations arising under the agreement and their amendments are therefore non-existent. Amount: UF 583,983.89. State: Settlement period. Estimated result: should be favorable to the Company.

· The Company is party to other more minor lawsuits brought by and against it.

The management, together with their legal advisers, consider that the above lawsuits will have no material effect on the financial statements. Nevertheless, provisions have been made, as shown in Note 14.

c) Bond issue covenants

The Company has the following restrictions and obligations arising from the issuance of bonds on the domestic market:

1.- Send to the bond-holders' representative a copy of the quarterly and annually audited unconsolidated and consolidated financial statements and of the subsidiaries registered with the Superintendency of Securities and Insurance, within the same time limits for sending these to the Superintendency of Securities and Insurance, together with all the public information reported to that Superintendency.

2.- Record in its books any provisions for adverse contingencies that may arise and which, in management's opinion, should be reflected in its own and/or its subsidiaries' financial statements.

3.- Maintain insurance coverage that reasonably protects its assets including its main offices, buildings, plants, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.

4.- The Company promises to ensure that its transactions with its subsidiaries and other related parties are carried out in equitable conditions similar to those normally prevailing in the market.

5.- Maintain a debt ratio no greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio of liabilities to shareholders' equity.

6.- The Company may not sell, assign or transfer essential assets (public-utility concessions granted by the S.I.S.S for Greater Santiago), except for contributions or transfers of essential assets to subsidiary companies.

d) Bank loan covenants

The Company has the following obligations and restrictions contained in loan agreements with several local banks:

1.- A debt ratio not greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio of liabilities to shareholders' equity.

2.- Prohibition on the disposal or loss of title over essential assets except for contributions or transfers of essential assets to subsidiaries.

3.- Send to the different banks with which the Company has credit facilities, a copy of its quarterly and annually audited unconsolidated and consolidated financial statements within a maximum of five days from the time they are sent to the Superintendency of Securities and Insurance.

4.- Record in its books any provisions for adverse contingencies that may arise and which, in the management's opinion, should be reflected in the financial statements of the Company.

5.- Maintain insurance cover that reasonably protects its assets including its main offices, buildings, plants, inventories, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.

6.- Send a certificate signed by the chief executive of the Company confirming compliance with the obligations assumed in the loan agreement.

7.- Prohibition on the payment of dividends if there is a case of past due payments or delays in

the payment of some loan instalment, except for the obligatory minimum dividend.

8.- Maintain a financial expense coverage ratio of at least 3:1 calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio between operating income plus depreciation and amortization of intangible assets for the year, divided by financial expenses.

9.- Prohibition on the liquidation or dissolution of the Company, its operations or the business in which it engages; or to participate in any action or contract with the purpose of creating a merger or a consolidation, except in the case of a merger with its current subsidiaries.

10.- The Company promises to ensure that its transactions with its subsidiaries and other related parties are carried out in equitable conditions similar to those normally prevailing in the market.

Creditor	Debtor		Type of collateral	Assets affected		Balance pending payment at close of financial statements	
	Name	Relationship		Type	Book value	31/03/2007	31/03/2006
SUPERINTENDENCY OF SANITATION SERVICES	AGUAS ANDINAS S.A.		GUARANTEE POLICY			7.022.866	7.847.111
SUPERINTENDENCY OF SANITATION SERVICES	AGUAS ANDINAS S.A.		PERFORMANCE BOND			4.235.285	1.468.580
EMPRESA FERROCARRILES	AGUAS ANDINAS S.A.		PERFORMANCE BOND			2.426	2.429
MUNICIPALITY OF PROVIDENCIA	AGUAS ANDINAS S.A.		PERFORMANCE BOND			20.469	20.719
MUNICIPALITY OF LAS CONDES	AGUAS ANDINAS S.A.		PERFORMANCE BOND			3.000	1.027
MUNICIPALITY OF SANTIAGO	AGUAS ANDINAS S.A.		PERFORMANCE BOND			17.091	34.219
REGIONAL HIGHWAYS AUTHORITY	AGUAS ANDINAS S.A.		PERFORMANCE BOND			11.052	10.157
SERVIU METROPOLITANO	AGUAS ANDINAS S.A.		PERFORMANCE BOND			868.931	3.119.782
HYDRAULIC WORKS AUTHORITY	AGUAS ANDINAS S.A.		PERFORMANCE BOND			10.503	8.958
CHILECTRA S.A.	AGUAS ANDINAS S.A.		PERFORMANCE BOND			8.165	0
MUNICIPALITY OF RENCA	AGUAS ANDINAS S.A.		PERFORMANCE BOND			6.500	0
MUNICIPALITY OF LA GRANJA	AGUAS ANDINAS S.A.		PERFORMANCE BOND			1.102	0
MUNICIPALITY OF SAN BERNARDO	AGUAS ANDINAS S.A.		PERFORMANCE BOND			6.412	0
MUNICIPALITY OF MACUL	AGUAS ANDINAS S.A.		PERFORMANCE BOND			0	952
INERSIS S.A.	AGUAS ANDINAS S.A.		PERFORMANCE BOND			0	9.200
CONSTRUCTORA NORTE SUR S.A.	AGUAS ANDINAS S.A.		PERFORMANCE BOND			0	451.943
MUNICIPALITY OF LAS CONDES	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			6.500	2.568
MUNICIPALITY OF VITACURA	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			36.746	36.798
MUNICIPALITY OF LO BARNECHEA	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			9.166	300.330
SUPERINTENDENCY OF SANITATION SERVICES	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			1.513.899	1.720.107
SUPERINTENDENCY OF SANITATION SERVICES	AGUAS CORDILLERA S.A.	SUBSIDIARY	GUARANTEE POLICY			631.741	664.748
SERVIU METROPOLITANO	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			73.492	695.665
CHILECTRA S.A.	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			1.102	1.104
MINISTRY OF PUBLIC WORKS	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			273.427	0
CONSTRUCTORA NORTE S.A.	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			0	137.940
SUPERINTENDENCY OF SANITATION SERVICES	AGUAS LOS DOMINICOS S.A.	SUBSIDIARY	PERFORMANCE BOND			109.778	259.485
SUPERINTENDENCY OF SANITATION SERVICES	AGUAS MANQUEHUE S.A.	SUBSIDIARY	PERFORMANCE BOND			845.732	380.885
SUPERINTENDENCY OF SANITATION SERVICES	AGUAS MANQUEHUE S.A.	SUBSIDIARY	GUARANTEE POLICY			441.502	478.936
MUNICIPALITY OF LO BARNECHEA	AGUAS MANQUEHUE S.A.	SUBSIDIARY	PERFORMANCE BOND			217.204	0
SERVIU REGION METROPOLITANA	AGUAS MANQUEHUE S.A.	SUBSIDIARY	PERFORMANCE BOND			196.302	0
MUNICIPALITY OF LO BARNECHEA	AGUAS MANQUEHUE S.A.	SUBSIDIARY	GUARANTEE POLICY			302.304	1.153
CONAMA	ANAM S.A.	SUBSIDIARY	PERFORMANCE BOND			0	55.061

Collateral received from third parties

As of March 31, 2007 and 2006, the subsidiaries have received documents in guarantee for ThCh$ 18,749,122 and ThCh$ 17,651,564 respectively, arising principally from works contracts with construction companies to guarantee full performance of their contracts. There are also other guarantees covering service and materials supply contracts to ensure their prompt provision or delivery.

The following is a detail of the more significant bank guarantees received as of March 31, 2007:

Aguas Andinas S.A.

Contratista	Monto en $	Fecha de
Degremont S.A Banque Francaise Du Cemme	2.242.223	30/08/2007
Degremont S.A Banque Francaise Du Cemme	2.242.223	15/11/2007
Cadagua	1.183.826	31/03/2008
Ing. Y Const. M.S.T. S.A.	347.751	09/11/2009
Ing. Y Const. M.S.T. S.A.	347.751	31/01/2008
Cia De Petroleo De Chile S.A.	308.938	20/03/2008
Degremont S.A Banque Francaise Du Cemme	281.106	25/04/2007
Kdm S.A.	275.595	10/01/2008
Soc. General De Montajes	227.332	31/01/2008
Itt Sanitaire	224.542	30/10/2007
Constructora Vespucio Norte S.A	220.476	05/09/2007
Jara Gumucio S.A.	207.000	02/01/2008
Cia. Americana De Multiservicios S.A	183.730	03/05/2007
Chilectra S.A	183.730	01/08/2007
Gtech Corporation Chile	179.871	24/10/2007
Inmobiliaria Conpaces S.A	157.888	12/10/2008
Captagua Ingenieria S.A	151.562	08/04/2009
Ing. Y Const. M.S.T. S.A.	149.036	09/11/2009
Ing. Y Const. M.S.T. S.A.	149.036	31/01/2008
Captagua Ingenieria S.A	147.941	16/03/2008
Contructora Acsa Ltda.	120.604	25/09/2007
Const. Belfi-Bcf Ltda.	110.238	28/12/2007
Rentaequipos Leasing S.A	96.836	11/06/2007
Analisis Ambientales S.A	95.539	24/10/2007
Marcelino Carrasco B Y Cia Ltda	91.865	03/05/2007
Dalco Ing. Ltda	88.722	16/05/2008
Soc. General De Montajes	85.765	28/05/2007
Emp. Const. Olbertz Y Martinez Ltda	78.946	10/10/2007
Aguas De Levante S.A	74.545	03-07-07
Inmob. Y Const. Nueva Pacifico Sur Ltda	73.492	01/02/2009
Totales	**10.328.109**	

Aguas Cordillera S.A.

CONTRATISTA	MONTO M$	FECHA DE VCTO.
Socovesa Ingenieria y Construcción S.A.	350.359	02/04/2008
Icafal Ingenieria y Construcción S.A.	256.400	30/09/2007
Captagua Ingenieria S.A.	133.232	20/05/2008
Constructora Trébol Ltda.	71.677	30/09/2007
Captagua Ingenieria S.A.	69.021	08/04/2009
Sondajes Ltda.	62.333	18/02/2008
Ingeniería y Construcción MST S.A.	58.333	30/04/2007
Constructora Cosal S.A.	56.204	10/04/2007
Captagua Ingenieria S.A.	55.826	17/12/2007
ICM S.A.	53.143	24/07/2008
Inmobiliaría Manquehue Oriente S.A.	52.473	03/04/2007
Degremont Ltda.	48.351	27/08/2007
Marcelino Carrasco Bahamondes y Cia.	45.932	03/05/2007
Inlac S.A.	40.702	30/06/2008
Sociedad General de Montajes S.A.	40.082	20/11/2007
Captagua Ingenieria S.A.	38.547	20/08/2007
Sociedad Constructora Rupanco S.A.	33.770	31/07/2007
Inmob. y Const. Nueva Pacífico Sur Ltda.	32.716	17/08/2007
Dalco Ingenieria S.A.	29.707	11/09/2007
Jara Gumucio S.A.	22.214	30/05/2007
Constructora Trébol Ltda.	21.496	15/01/2008
Total	**1.572.518**	

Aguas Los Dominicos S.A.

CONTRATISTA	MONTO M$	FECHA DE VCTO.
Inmobiliaria Los Quiyalles de Apoquindo S.A.	3.381	30/10/2007
Inmobiliaria Los Quiyalles de Apoquindo S.A.	15.466	10/01/2008
Inmobiliaria Los Quiyalles de Apoquindo S.A.	5.512	10/01/2008
Captagua Ingeniería S. A.	2.946	20/08/2007
Servicios y Asesorías Profesionales S. A.	2.599	08/06/2008
ICM S. A.	2.756	14/09/2007
Constructora Olbertz Ltda.	1.000	18/06/2007
Empresa Const. Vicam Ltda.	2.756	14/09/2007
Total	**36.416**	

Aguas Manquehue S.A.

CONTRATISTA	MONTO M$	FECHA DE VCTO.
Sociedad Constructora Rupanco	142.212	31.07.2008
Ing.y Construc M.S.T. S.A.	95.842	08.01.2009
Ecopreneur Chile S.A.	65.316	30.04.2007
Ecopreneur Chile S.A.	65.316	17.04.2008
Ingenieria y Construción Eugenio Diaz	59.681	07.09.2008
Arauco S.A.	33.238	10.10.2007
Constructora Olbertz Ltda.	24.524	10.07.2007
Dalco Ingenieria Ltda.	21.150	02.08.2007
Arauco S.A.	13.618	10.10.2007
Total	**520.897**	

The subsidiaries Ecoriles S.A., Anam S.A. and Gestion y Servicios S.A. have received no performance bonds from third parties.

Local and foreign currencies

The Company shows the following assets and liabilities in local and foreign currency as of March 31, 2007 and 2006:

	Currency	Amount 31/03/2007	Amount 31/03/2006
Current assets			
CASH & BANKS	NON-INDEXED CH$	505.876	360.120
CASH & BANKS	DOLLAR	8.833	8.853
TIME DEPOSITS	NON-INDEXED CH$	8.220.465	29.322.519
MARKETABLE SECURITIES	NON-INDEXED CH$	5.602.732	2.989.125
MARKETABLE SECURITIES	EUROS	0	358.965
TRADE ACCOUNTS RECEIVABLE	NON-INDEXED CH$	41.970.101	38.118.560
NOTES RECEIVABLE	NON-INDEXED CH$	1.061.542	1.264.527
NOTES RECEIVABLE	INDEXED CH$	1.501.272	708.032
SUNDRY DEBTORS	NON-INDEXED CH$	375.338	464.660
SUNDRY DEBTORS	INDEXED CH$	37.642	58.002
SUNDRY DEBTORS	DOLLAR	1.088	1.032
SUNDRY DEBTORS	EUROS	1.584	4.278
NOTES RECEIVABLE RELATED COMPANIES	NON-INDEXED CH$	61.651	24.238
INVENTORIES	INDEXED CH$	1.726.688	934.389
RECOVERABLE TAXES	NON-INDEXED CH$	0	42.181
RECOVERABLE TAXES	INDEXED CH$	136.716	473.348
PREPAID EXPENSES	NON-INDEXED CH$	0	0
PREPAID EXPENSES	INDEXED CH$	924.267	367.600
DEFERRED TAXES	INDEXED CH$	1.020.287	934.154
OTHER CURRENT ASSETS	NON-INDEXED CH$	1.073.867	1.541
OTHER CURRENT ASSETS	INDEXED CH$	1.334.493	1.334.124
Fixed assets			
FIXED ASSETS (NET)	INDEXED CH$	601.204.459	601.134.294
Other assets			
GOODWILL	INDEXED CH$	323.596.489	355.623.522
NEGATIVE GOODWILL	INDEXED CH$	-1.018	-1.088
LONG-TERM DEBTORS	NON-INDEXED CH$	1.201.641	1.519.900
LONG-TERM DEBTORS	INDEXED CH$	7.230.450	7.045.788
INTANGIBLE ASSETS (NET)	INDEXED CH$	37.946.352	38.538.835
OTHERS	NON-INDEXED CH$	11.721.380	13.058.738
OTHERS	INDEXED CH$	2.295.078	1.238.922
Total assets			
	NON-INDEXED CH$	71.794.593	87.166.109
	DOLLAR	9.921	9.885
	EUROS	1.584	363.243
	INDEXED CH$	978.953.175	1.008.389.922

	Currency	Up to 90 days				90 days to 1 year			
		31/03/2007		31/03/2006		31/03/2007		31/03/2006	
		Amount	Average annual int. rate	Amount	Average annual int. rate	Amount	Average annual int. rate	Amount	Average annual int. rate
BANK BORROWINGS - CURRENT PORTION LONG TERM	INDEXED CH$		0	216.077	7,00%	0		0	0
BANK BORROWINGS - CURRENT PORTION LONG TERM	NON-INDEXED CH$	8.366.671	6,69%	2.693.130	7,40%	7.023.333	6,69%	6.117.663	7,29%
BONDS PAYABLE - CURRENT PORTION	INDEXED CH$	8.638.952	4,26%	6.823.336	4,25%	8.195.446	4,27%	6.133.129	4,25%
ACCOUNTS PAYABLE	NON-INDEXED CH$	11.171.798		13.892.281		276.026			
ACCOUNTS PAYABLE	INDEXED CH$	3.753		64.643		0		38.011	
ACCOUNTS PAYABLE	EUROS	2.427		19.049					
ACCOUNTS PAYABLE	DOLLAR	61.177		176.290					
NOTES PAYABLE	NON-INDEXED CH$	48.986		10.282		62.427		257.296	
NOTES PAYABLE	INDEXED CH$	98.874	6,91%	263.311	7,04%	122.519	7,39%	126.710	6,89%
NOTES PAYABLE	INDEXED CH$	8.765				36.700			
SUNDRY CREDITORS	NON-INDEXED CH$	65.701		57.361				52.723	
SUNDRY CREDITORS	INDEXED CH$	4.952	4,34%	1.133.172		0		115.030	
SUNDRY CREDITORS	INDEXED CH$	1.174.276				11.173			
NOTES PAYABLE RELATED COMPANIES	NON-INDEXED CH$	673.798		1.898.226				0	
NOTES PAYABLE RELATED COMPANIES	EUROS	0		1.638.487					
PROVISIONS	NON-INDEXED CH$	8.844.793		8.653.946		8.253.350		4.551.554	
PROVISIONS	INDEXED CH$	43.365		23.248				0	
WITHHOLDINGS	NON-INDEXED CH$	7.841.042		7.628.233					
INCOME TAX	NON-INDEXED CH$	38.998		1.317.185		1.277.817		1.504.733	
UNEARNED INCOME	INDEXED CH$	723.368		787.307		948.431		408.820	
UNEARNED INCOME	NON-INDEXED CH$	165.882		136.300					
OTHER CURRENT LIABILITIES	NON-INDEXED CH$	0		4.791					
TOTAL CURRENT LIABILITIES									
	INDEXED CH$	10.733.304		11.333.894		7.314.269		6.818.803	
	NON-INDEXED CH$	37.217.771		38.501.840		14.882.953		11.914.168	
	EUROS	2.427		1.568.536		0		0	
	DOLLAR	61.177		176.290		0		0	

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years	
		Amount	Average annual int. rate	Amount	Average annual int. rate	Amount	Average annual int. rate	Amount	Average annual int. rate
BANK BORROWINGS	NON-INDEXED CH$	28.093.333	6,69%	20.026.667	6,70%	1.900.000	6,80%	0	
BONDS PAYABLE	INDEXED CH$	35.182.878	4,28%	24.052.241	4,39%	64.802.878	4,40%	67.908.308	4,79%
NOTES PAYABLE	INDEXED CH$	676.462	7,83%	199.463	7,01%	20.391.026	5,57%	11.836.946	3,56%
PROVISIONS	INDEXED CH$	231.772		231.772		679.430		7.883.406	
DEFERRED TAXES	INDEXED CH$	496.573		469.306		1.223.261		1.425.626	
OTHER LIABILITIES	INDEXED CH$	58.610	8,77%	97.676	6,88%	0		0	
OTHER LIABILITIES	NON-INDEXED CH$	22.059		0		0		0	
OTHER LIABILITIES	INDEXED CH$	344.171		90.067		62.468		0	
NOTES PAYABLE	NON-INDEXED CH$	3.000		0		0		0	
SUNDRY CREDITORS	INDEXED CH$	535.896		529.142		0		0	
TOTAL LONG-TERM LIABILITIES									
	NON-INDEXED CH$	28.118.392		20.026.667		1.900.000		0	
	INDEXED CH$	37.496.274		25.880.396		87.089.063		[illegible]	

	Moneda	1 a 3 años		3 a 5 años		5 a 10 años		más de 10 años	
		Monto	tasa int. prom. anual	Monto	tasa int. prom. anual	Monto	tasa int. prom. anual	Monto	tasa int. prom. anual
BONDS PAYABLE	INDEXED CH$	29.801.799	4,26%	35.783.293	4,31%	83.471.578	4,46%	75.483.129	4,77%
NOTES PAYABLE	INDEXED CH$	586.980	7,05%	418.646	7,56%	13.150.624	5,68%	13.138.067	3,91%
SUNDRY CREDITORS	INDEXED CH$	613.504		611.361		0			
PROVISIONS	INDEXED CH$	202.740		202.740		506.647		7.163.340	
DEFERRED TAXES	INDEXED CH$	455.030		446.742		1.116.657		1.896.617	
OTHER LIABILITIES	INDEXED CH$	330.204	6,54%	96.389	6,90%	209.300	6,84%		
BANK BORROWINGS	NON-INDEXED CH$	28.851.863	7,29%	33.042.012	7,29%	1.951.300	7,40%		
OTHER LONG-TERM LIABILITIES	NON-INDEXED CH$	49.383							
TOTAL LONG-TERM LIABILITIES									
	INDEXED CH$	32.198.357		37.759.371		78.455.406		97.687.153	
	NON-INDEXED CH$	28.901.246		33.042.012		1.951.300		0	

Sanctions

a) Superintendency of Securities and Insurance.

No sanctions have been applied to the Company or its subsidiaries, directors or executives during the periods covered by the financial statements.

b) Other administrative authorities:

Aguas Andinas S.A.

2007

As of March 31, 2007, no sanctions were applied to the Company or subsidiaries by other administrative authorities.

2006

i) The Superintendency of Sanitation Services (SISS) applied the following fines:

By Resolution SISS 553 of February 8, 2006, a fine of 50 UTA was applied for non-compliance with written instructions of the SISS on various occasions, in not providing information on expenses and costs for the year 2004. Claim against the fine presented to the 26th Civil Court of Santiago (Case 15200-2006), intending to obtain a reduction in the fine: currently at the evidence stage.

By SISS Resolution 1454 of April 28, 2006, a fine of 20 UTA was applied for deficiencies in the quality of sewage in the district of Quilicura. Claim against the fine presented to the 29th Civil Court of Santiago (Case 6509-2006), with the intention of reducing the fine. State: unfavorable sentence, appealed.

ii) The National Economic Inspector proposed to the Free Competition Defense Tribunal the application of a fine on Aguas Andinas S.A. for 50,000 U.T.M. because of the following conducts: 1) abusive demands and charges for new services in urban areas outside the concession area, 2) abusive demands and charges for services in rural zone outside the concession area, and 3) abusive application of Reimbursable Financial Contributions (AFR) (the requirement proposes eliminating the AFR). State of the case: discussion period.

iii) The National Labor authority applied a fine of 60 U.T.M. "for not effectively protecting the health of workers". The facts relate to the death of four workers of a contractor firm working on the Dagoberto Godoy sewage drain. There are possibilities of the fine being annulled: currently in the evidence stage. One third of the fine was paid. Ordinary labor lawsuit brought before the 8th Labor Court of Santiago (Case 2449-2006). State: in the evidence stage.

2005

i) The Superintendency of Sanitation Services (SISS) applied the following fines:

By Resolution SISS 710-2005, it applied a fine for non-compliance with written instructions given by the Superintendency in its Official Letter No.1908 and in Chapter XI of the Invoicing Manual. Amount payable 40 "UTA" ("Annual Tax Units" - an official monetary unit). Fine reclassification proceedings brought before the 29th civil court of Santiago, Case 4779-2005. State of the case: unfavorable judgment, appealed,

intending to obtain a reduction in the fine.

ii) The COREMA RM (regional environmental authority) applied a fine of 300 UTM by its Resolution 069/2005 of February 17, 2005, as a result of bad odors emanating from the La Farfana treatment pant. 10% of the fine was paid to initiate an appeal in the courts. The summary judgment of the fine appeal was made before the 27th Civil Court of Santiago, case No. 6857-2005, which is at the evidence stage.

2004

i) The Superintendency of Sanitation Services (SISS) applied the following fines:

By Resolution 415 dated February 9, 2004, the SISS fined the Company for not complying with written orders and instructions to remit, within the established term, information for the "Cover of the treatment of sewage" and "Production of drinking water" processes. A summary complaint judgment took place in the 29th Civil Court of Santiago (case file No.1189-2004). State of the case: demand rejected in the first instance. Appeal made. The amount of the sanction is 30 Annual Taxation Units (UTA).

The Company was sanctioned when the SISS detected a failure to comply with the parameters established on fecal coliforms during a self-evaluation carried out during the second quarter of the year 2003 at the Paine sewage treatment plant. A summary complaint judgment took place in the 29th Civil Court of Santiago (case file: 1434-2004). In the second instance stage, the appeal against the rejection of the demand is pending. The amount of the sanction is 26 Annual Taxation Units (UTA).

ii) SESMA applied the following fines:

By its Resolution 5180 of December 15, 2003, a fine of 1,000 UTM (Monthly Taxation Units) was applied due to bad odors emanating from the La Farfana plant. The fine was paid in order to be able to bring a claim before the courts. This was presented to the 17th Civil Court of Santiago (Case No.2999-2004). State of the case: awaiting start of evidence stage.

By its Resolution 4838 of October 19, 2004, confirmed by Resolution 782 of February 2, 2005, SESMA, the national environmental authority, fined the Company with 2,000 Monthly Taxation Units (UTM) for breach of Law 144/61 issued by the Ministry of Health, which sets standards for avoiding atmospheric emanations or contaminants of any kind. The fine was paid in order to bring a claim before the court. This was presented to the 25th Civil Court of Santiago (Case No.4566-2005). State of the case: evidence stage pending.

iii) The COREMA RM (regional environmental authority) fined the Company on May 28, 2004 (Resolution 177) with 1,000 Monthly Taxation Units (UTM) for bad odors emanating from the La Farfana Plant. 5% of the fine was duly paid in order to commence an appeal through the law courts (28th Civil Court of Santiago - Case No.6593-2004). State of the case: in the evidence stage.

Aguas Cordillera S.A.

By Resolution 425 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of water" processes.
This fine is being appealed by the Company in the 4th Civil Court of Santiago (Case File Nº1195-2004). Current status: Unfavorable sentence; appealed against.

The SISS fined the Company under its Resolution 2734 for not complying with its written instructions contained in Official Memorandum 2774 and in the development plan. This fine is being appealed by the Company in the 29th Civil Court of Santiago

(Case File Nº11,129). Current status: Unfavorable sentence; appealed against.
Aguas Los Dominicos S.A.

By Resolution 426 dated February 9, 2004, the SISS fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of water" processes.
This fine is being appealed by the Company in the 19th Civil Court of Santiago (Case File Nº1189-2004). Current status: Unfavorable sentence; appealed against.

Aguas Manquehue S.A.

On May 19, 2003, the SISS fined the Company under its Resolution 1194 for failure to comply with the NCH 1333 Of 78 standard. The Company paid the fine and this case is under appeal in the 7th Civil Court of Santiago (Case file Nº2829-2003). On December 9, 2003, the appeal was granted against the sentence that rejected the demand.

By Resolution 424 dated February 9, 2004 the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of water" processes.
This fine is being appealed against by the Company in the 7th Civil Court of Santiago (Case File Nº1134-2004). Current status: Unfavorable sentence; appealed against.

Case No.15.178-2006, 27th Civil Court of Santiago. Claim against Resolution 554 that applied a fine of 30 UTA for non-compliance with written instruction of the SISS to provide information on expenses and costs for 2004. State: Demand presented. Result: it is probable that a reduction in the fine will be rejected.

During the periods covered by these financial statements, no other sanctions have been applied to the companies, their directors or executives.

Subseuqent events

At the date of issue of these consolidated financial statements, the management of the Company and its subsidiaries is unaware of any subsequent events that might significantly affect the financial position and/or results of the Company and its subsidiaries as of March 31, 2007.

The Environment

The Parent has made no disbursements on environmental projects during the periods ended March 31, 2007 and 2006.

Subsidiaries

The principal disbursements in projects for improving the environment made by the Company during the periods of 2007 and 2006 refer to the construction of sewage treatment plants, as follows:

Nombre de la Obra	2007 M$	2006 M$
Planta de Tratamiento Melipilla	512.373	22.243
Mejoramiento Planta de tratamiento El Trebal	197.311	1.331
Planta de Tratamiento El Chamisero	117.000	0
Planta Tratamiento La Farfana	67.886	722.603
Plataforma externa para manejo lodos	29.210	14.957
Mejoramiento Planta Pomaire	23.086	5.139
Instalación medidor flujo de retención y otros	12.216	0
Planta Tratamiento Talagante	6.702	51.137
Planta de Tratamiento Buin Maipo	5.864	7.529
Estudio Impacto Ambiental Mapocho limpio	4.707	0
Estaciones meteorológicas	3.505	0
Mejoramiento retención Planta San José de Maipo	3.071	0
Obras Planta localidades	1.482	0
Planta de Tratamiento Los Trapenses	273	0
Planta Tratamiento Curacaví	0	396.242
Maquinaria Biosecado	0	53.254
Reparación de cámaras de lodo mixto	0	28.138
Cámara de elevación de lodos y transporte	0	10.978
Mejoramiento Planta Paine	0	4.460
TOTALES	**984.686**	**1.318.011**

NOTES PAYABLE AT LONG TERM

Clause 14 of Decree Law 70 published in the Official Gazette on March 30, 1988 and clause 42 of Supreme Decree 453 set the regulations for demanding reimbursable financing contributions for capacity and or extensions of the corresponding service to those requesting to be added as customers or require an expansion of the service.

The debt for reimbursable contributions is shown in Long-term notes payable, for ThCh$ 33,103,017 and ThCh$ 27,294,717 as of March 2007 and 2006 respectively.

TRANSFER OF OWNERSHIP OF SANITATION WORKS

Under an agreement signed on June 30, 1998 between the metropolitan regional government and Aguas Andinas S.A., ownership of the sanitation works constructed or acquired with resources of the National Regional Development Fund was transferred to the company. The assets transferred under this agreement, which constitute contributions from third parties, are governed by Decree Law 70 issued by the Ministry of Public Works in 1988 and the provisions of clause 36 of the respective Ministry of Economy Law 453 of 1989.

As of December 31, 1998, these assets were incorporated into the Company's fixed assets at a nominal value of Ch$1 for each one, as there is a prohibition on considering these assets transferred by the regional government as an investment for purposes of tariff setting, so the Company cannot earn a return on them and they do not represent any additional operating profit-generating operations for the Company in addition to those already obtained since they started operations.

Furthermore, the income-cost benefit is not altered with respect to previous years as the subsidiary made no disbursements.

The maximum tariff contemplated for this type of contribution is intended only to cover the operating and maintenance costs required.

According to the instructions of the Superintendency of Securities and Insurance, in its Resolution 01489 of March 22, 2000, the estimated technical value of these works was determined for information purposes. This now amounts to ThCh$ 1,638,908 and its depreciation, determined on the basis of its time in use, amounts to ThCh$ 620,287.

The principal criteria used in the valuation of these works include earth movement, supply pipes, drinking water and sewage chambers and labor costs, all as of December 2006. The average useful life of these assets is 406 months and their remaining average useful life as of March 2007 is 276 months.

MATERIAL INFORMATION

At a board meeting held on February 28, 2007, the following was unanimously agreed:

1) To call the ordinary shareholders meeting for April 24, 2007, at 12.00 hours, at Avda. Presidente Balmaceda 1398, 10th floor, Santiago, to know and pronounce on the matters reserved for an ordinary shareholders meeting.

2) To submit for the approval of the ordinary shareholders meeting referred to above, the board's proposal to distribute a final dividend amounting to ThCh$8,845,300, equivalent to Ch$8.8453 per share, payable on May 23, 2007.

3) To call an extraordinary shareholders meeting for April 24, 2007, to be held immediately following the end of the ordinary meeting referred to in 1) above, at Avda. Presidente Balmaceda 1398, 10th floor, Santiago, to submit for the consideration of the meeting the board's proposal to reduce the Company's capital by ThCh$19,512,800 and to distribute this sum to shareholders pro rata to their

shares as a charge to the proposed capital reduction, corresponding to Ch$19.5128 per share. It was also agreed to propose that the board be authorized to set the date for such payment.

At the closing of the financial statements as of March 31, 2007, neither Inversiones Aguas Metropolitanas S.A. nor its subsidiaries have reported other material information.

MANAGEMENT'S ANALYSIS

Inversiones Aguas Metropolitanas S.A. is the controller of Aguas Andinas S. A. and subsidiaries so its operations at the consolidated level relate to those companies.

Composition of the Capital

The capital of Inversiones Aguas Metropolitanas S.A. is divided into 1,000,000,000 shares of no par value. As of March 31, 2007, our principal shareholders are Inversiones Aguas del Gran Santiago S.A., with 56.60%, and The Bank of New York (depositary bank representing the holders of ADRs), with 28.17% of the total shares.

Sales

Our sales derive mainly from the regulated services provided related to the production and distribution of water, the collection, treatment and disposal of sewage and other regulated services (which include income from charges for supply cut-offs and re-connections, the monitoring of liquid waste discharges and fixed charges).

Sales for the period to March 31, 2007 amounted to Ch$ 67,399 million, 2.4% (Ch$ 1,589 million) more than in the same period of 2006. The net sales of Inversiones Aguas Metropolitanas S.A. as of March 31, 2007 was Ch$ 9,308, a reduction of Ch$ 243 million (2.54%) compared to 2006.

Operating costs and expenses

Our operating costs and expenses comprise the cost of sales and administrative and selling expenses. The most important items included in the cost of sales are depreciation, which represented 39.8%; the outsourcing of certain services, which represented 26.7%; and personnel, which represented 17.8%, in the first quarter of 2007.

Tariffs

The most important factor in determining the results of our business and our financial situation is the tariffs set for our regulated sales and services. As a natural monopoly, we are regulated by the SISS and our tariffs are set in accordance with the Sanitation Services Tariffs Law No.70 of 1988.

Our tariff levels are reviewed every five years and, during that time, are subject to additional adjustments linked to a polynomial of indexation if the accumulated change since the previous adjustment is 3 % or more, according to calculations made as a function of various inflation indices. The adjustments are specifically applied as a function of a formula that includes the Chilean consumer price index, the wholesale price index for imported industrial goods and the wholesale price index for national industrial goods, all measured by the Chilean National Institute of Statistics. Tariffs are also subject to adjustment to reflect additional services previously authorized by the SISS.

The tariff negotiation processes were concluded in 2005 to cover the period 2005-2010. The new tariffs approved by Decree 100 for Aguas Andinas S.A., Decree 149 for Aguas Manquehue S.A., Decree 179 for Aguas Cordillera S.A. and Decree 178 for Aguas Los Dominicos S.A. of the Ministry of the Economy, became effective on March 1, 2005, May 19, 2005, June 30, 2005 and June 30, 2005 respectively.

Market Risk

Our Company shows a favorable situation in terms of risk, mainly due to the special characteristics of the sanitation sector, but our business is seasonal and our operating results can fluctuate from one quarter to another. We tend to see the greatest demand and sales during the Chilean summer months (December to March) and the weakest demand and sales in the winter (June to September). In general, demand for water is greater in the warmer months than in the more temperate ones mainly due to the additional water needs for watering systems and other outside uses of water.

Adverse weather conditions can eventually affect the optimum delivery of sanitation services because the

processes of abstracting and producing water depend to a large degree on weather conditions in the water basins. Factors like rainfall (snow, sleet, rain and fog), temperature, humidity, the flow of sediments, river flows and transparency, determine the quality and continuity of raw water available at each sluiceway that is capable of being treated at the water plant. In the event of drought, we have large water reserves held in the El Yeso, Laguna Negra and Lo Encañado reservoirs, apart from the contingency plans we have developed, which enable us to reduce the eventual negative impacts that might be caused by adverse weather conditions for our operations.

Capital Investments

One of the variables that most affects the result of our business and financial situation is capital investment. These are of two types:

Committed investments: We have to agree an investment plan with the SISS which states the investments we have to make during the following 15 years. The investment plan specifically reflects a commitment on our part to carry out certain projects related to the maintenance of certain quality standards and coverage. This investment plan is revised every five years, and the Company can request modifications to it when certain relevant facts are ascertained.

Approval dates of development plan updates of the Aguas Group.

Aguas Andinas S.A.	
Greater Santiago	May 23, 2006
Periphery locations	December 2005 – first half 2006
Aguas Cordillera S.A.	May 10, 2006
Aguas Los Dominicos S.A.	May 12, 2006
Aguas Manquehue S.A.	May 12, 2006
Periphery locations	November 1999 - June 2001

Un-committed investments: These are investments that are not contemplated in the investment plan and which we make voluntarily to ensure the quality of our services and to replace obsolete assets. These generally relate to the replacement of network infrastructure and other assets, the acquisition of water rights and investments in non-regulated businesses.

As required by Chilean regulations, interest on capital investments in works in progress is capitalized. Changes to our capital investment plan therefore affect the interest credited in our income statement and consigned as works in progress in Fixed assets in the balance sheet.

II Comparative analysis and explanations of changes

Balance Sheet

The composition of the assets and liabilities is as follows:

Assets	**March 2007 Ch$ millions**	**March 2006 Ch$ millions**	**December 2006 Ch$ millions**	**Change %**
Current assets	65,564	77,770	52,753	(15.69)
Fixed assets (net)	601,204	601,134	605,330	0.01
Other assets	383,990	417,025	389,396	(7.92)
Total	**1,050,759**	**1,095,929**	**1,047,479**	**(4.12)**

Current assets are Ch$ 12,206 million lower than the previous period, mainly due to a decrease in time deposits of Ch$ 21,102 million, partially compensated by an increase in trade accounts receivable of Ch$ 3,852 million, marketable securities of Ch$ 2,255 million and other current assets of Ch$ 1,073 million. The reduction in financial investments is mainly explained by the use of funds to pay debt.

Gross fixed assets increased by 1.8% (Ch$ 21,154 million) compared to the 2006 period, from Ch$ 1,176,908 to Ch$ 1,155,754 million. The most important increases were in buildings and infrastructure of Ch$ 16,485 million, machinery and equipment of Ch$ 2,445 million and land of Ch$ 2,026 million, due to investments made in operating equipment, and sanitation and support infrastructure.

The charge for depreciation at March 2007 amounts to Ch$ 8,377 million, 1.6% higher than the level of March 2006 (Ch$ 8,247 million). This is mainly due to assets that started operating during last year. Also, because of works that have come into operation during the last year and were carried out in previous years, accumulated depreciation increased by Ch$ 21,084 million, 3.8% more than the comparative quarter.

Including the above effects, fixed assets in net terms increased by 0.01% (Ch$ 70 million) compared to March 2006.

Other assets decreased by Ch$ 33,034 million, the principal changes being a reduction in goodwill of Ch$ 32,027 million and an increase in intangible assets of Ch$ 1,164 million.

	March 2007	**March 2006**	**December 2006**	**Change %**

Liabilities	Ch$ millions	Ch$ millions	Ch$ millions	
Current liabilities	70.212	67,273	92,064	4.37
Long-term liabilities	289.344	309,996	288,297	(6.66)
Total liabilities	359,556	377,269	380,361	(4.70)
Minority interest	210,278	205,206	195,502	2.47
Shareholders' equity	480,925	513,454	471,616	(6.34)
Total	**1,050,759**	**1,095,929**	**1,047,479**	**(4.12)**

Compared to the March 2006 quarter, current liabilities increased by Ch$ 2,939 million, mainly due to an increase in Borrowings from banks (current portion o long term) of Ch$ 7,463 million, partly offset by reductions in Accounts payable of Ch$ 2,364 million and Income tax of Ch$ 1,935 million.

Long-term liabilities decreased by Ch$ 20,651 million compared to the March 2006 period, due to reductions in borrowings from banks of Ch$ 13,825 million and bonds payable of Ch$ 12,613 million, compensated by an increase in Notes payable at long term of Ch$ 5,808 million.

Shareholders' equity compared to the 2006 period declined by Ch$ 32,529 million due to the capital reduction of Ch$ 37,164 and a decline in net income for the period of Ch$ 243 million, partly offset by an increase in accumulated earnings and in the capital restatement reserve of Ch$ 2,453 million and Ch$ 2,421 million respectively.

FINANCIAL INDICATORS

		March 2007	March 2006	December 2006	Change %
Liquidity					
Current ratio	(times)	0,93	1,16	0,57	(19,22)
Acid test	(times)	0,22	0,49	0,01	(55,41)
Debt					
Debt ratio	(%)	74,76	73,48	80,65	1,74
Short-term debt	(%)	19,53	17.83	24,20	9,51
Long-term debt	(%)	80,47	82,17	75,80	(2,06)
Financial expense coverage	(times)	4,89	5,20	3,46	(5,96)
Activity					
Inventory turnover	(time)	16,76	18,05	70,23	(7,15)
Inventory permanence	(days)	21,78	19,25	5,13	11,58
Profitability					
Return on equity (average)	(%)	1,87	1,78	4,65	5,06
Return on assets (average)	(%)	0,87	0,84	2,11	(3,57)
Return on operating assets (average)	(%)	5,99	6,01	17,57	(0,23)
Earnings per share	(Ch$)	9,31	9,55	22,66	(2,51)
Dividend yield	(%)	3,11	7,66	3,08	(59,37)

As of March 2007, the current ratio declined by 19.2% compared to the March 2006 period, mainly due to the 15.7% reduction in current assets while current liabilities rose by 4.4%. Current liabilities increased mainly due to bank borrowings – short-term portion.

In net terms, the debt level rose by 1.8% due to the fall in shareholders' equity, partially compensated by a reduction in total liabilities.

For the calculation of the return on operating assets, operating income is divided by the sum of fixed assets (average) and net intangible assets (average). This ratio did not vary significantly as operating income remained constant.

The return on average equity shows a 5.1% increase, mainly because of the 7.6% reduction in shareholders' equity, partially offset by a 2.5% reduction in earnings per share.

The dividend yield declined by 59.4% as a result of the 20.2% rise in the share price and the 51.2% reduction in dividends paid per share, because extraordinary dividends were paid in 2005 with respect to previous years' earnings.

Comment [PW1]: (No me parece une explicación relevante)

STATEMENTS OF INCOME

The following table shows the most important items of the statement of income:

Statements of Income	March 2007 Ch$ millions	March 2006 Ch$ millions	December 2006 Ch$ millions	Change %
Sales	67.399	65.810	232.607	2,41
Cost of sales	(22.298)	(20.576)	(91.798)	8,37
Admin. & selling expenses	(6.773)	(6.678)	(28.075)	1,42
Operating income	38.328	38.556	112.752	(0,59)
Non-operating result	(7.968)	(8.037)	(29.948)	(0,86)
Net income for the period	9.308	9.551	22.663	(2,54)
Financial expenses	(4.011)	(3.859)	(16.605)	3,93
EBITDA	28.513	28.810	92.931	(1,03)

(EBITDA = income before tax, depreciation, amortization and interest)

Sales:

Inversiones Aguas Metropolitanas S.A. produced consolidated sales of Ch$ 67,399 million in 2007, Ch$ 1,590 (2.4%) more than at March 2006. This variation is explained as follows:

	Mar 2007		Mar 2006	
	Sales	Share	Sales	Share
Figures in Ch$ millions Mar-07	**Ch$**	**%**	**Ch$**	**%**
Water	33.767	50,1	33.487	50,9
Sewage	27.940	41,5	27.571	41,9
Other regulated income	92	0,1	847	1,3
Non-regulated income	5.601	8,3	3.905	5,9
Total	**67.399**	**100,0**	**65.810**	**100,0**

Under the heading of regulated services, the main variations are:

a) Water: this covers water production and distribution services. These show an increase of Ch$ 280 million (0.8%) as a result of 0.1 million m3 of greater volume and a higher average tariff applied. The higher sales volume is explained by a 2.9% average growth in customers and a decrease in unit consumption of 2.8%; while the higher average tariff followed the effect of indexation adjustments made in 2006.

b) Sewage: this covers the collection, treatment and disposal of sewage and the interconnection of sewage systems. These show an increase of Ch$ 369 (1.3%) as a result of i) higher collection revenues of Ch$ 231 million (Ch$ 13,189 in 2006) following the higher average tariff applied and a lower sales volume of 0.4 million m3; ii) higher treatment income of Ch$ 459 million (Ch$ 10,304 million in 2006) due to the higher average tariff and a reduced sales volume of 0.4 million m3, and iii) lower income from sewage interconnections of Ch$ 321 million (increase of Ch$ 3,448 in 2006) due to a lower average tariff and a greater sales volume of 0.4 million m3. The changes in average tariffs are explained by the accumulated effect of indexation adjustments made during 2006.

c) Other regulated income: this includes customers' fixed charges, supply cutting off and re-connection

services, the control of liquid industrial waste discharges and provisions for non-billed consumption and discounts granted on repayment plans. These revenues show a decrease of Ch$ 755 million, basically explained by lower provisions for non-billed consumption.

In the case of non-regulated services, the principal variations are:

a. Sanitation services: increase of Ch$ 509 million, related to the growth of domicile connection installation services, repairs, calibrations and service regulations.

b. Non-Sanitation services: increase of Ch$ 392 million in sewage treatment plant services and liquid waste treatment plant operation and treatment of organic load excesses for industry (EcoRiles, under new contracts) and Ch$ 809 million in sales or sanitation business materials (Gestión y Servicios).

Operating costs:

As of March 31, 2007, the consolidated operating costs of Inversiones Aguas Metropolitanas S.A. were Ch$ 29,071 million, Ch$ 1,817 million (6.7%) more than the year before. This increase is mainly explained by the following:

The cost of sales increased by Ch$ 1,712 million (8.4%) to Ch$ 22,298 million, compared to Ch$ 20,576 million the previous year. This is mainly explained by higher costs related to greater activity in the non-sanitation subsidiaries and in the provision of unregulated sanitation services.

Administrative and selling expenses rose by Ch$ 95 million (1.4%) to Ch$ 6,773 million, compared to Ch$ 6,678 million the year before. This was due basically to higher consultancy and general expenses.

Operating income

Because of the factors mentioned above, the consolidated operating income of Inversiones Aguas Metropolitanas S.A. to March 31, 2007 was Ch$ 38,328 million, Ch$ 228 million less than that obtained in 2006. As a percentage of net sales, the margin declined from 58.59% in 2006 to 56.87% in 2007.

Non-operating result

The consolidated non-operating result of Inversiones Aguas Metropolitanas S.A. amounted to Ch$ (7,968) million, an improvement of Ch$ 69 million over the figure at March 31, 2006.

The principal variations are explained by lower financial income of Ch$ 271 million, partially compensated by a better result from price-level restatements of Ch$ 259 million.

Income tax

The provision for income tax for the period to March 31, 2007 is Ch$ 375 million (5.6%) lower than the previous period, while income before tax declined by 0.5%. This was because in the first quarter of 2006, the tax base was temporarily affected by a negative change in the CPI.

Minority interest

The minority interest amounted to Ch$ 210,278 million as of March 31, 2007 (relating to the 49.9% of Aguas Andinas not held by the Company), Ch$ 5,072 million (2.5%) more than in the 2006 period, explained by the sale of the shareholding in Aguas Andinas S. A. by the Company and the increase in the net income of that company.

Net income for the year

As a result of the factors indicated above, the net income of Inversiones Aguas Metropolitanas S.A. for the first quarter of 2007 amounted to Ch$ 9,308 million, Ch$ 243 million below that of the 2006 period.

STATEMENT OF DIRECT CASH FLOWS

Statement of cash flows	March 2007 Ch$ millions	March 2006 Ch$ millions	December 2006 Ch$ millions	Change %
Operating activities	39.109	39.648	118.045	(1,36)
Financing activities	(16.206)	(20.137)	(107.605)	(19,52)
Investment activities	(8.807)	(11.143)	(33.186)	(20,96)
Net cash flow for period	14.096	8.369	(22.746)	68,43
Effect of inflation in period	(1)	82	(541)	(101,22)
Change in cash	14.095	8.451	(23.287)	66,78
Opening balance of cash	1.281	24.589	24.568	(94,79)
Closing balance of cash	**15.376**	**33.040**	**1.281**	**(53,46)**

The operating cash flow was Ch$ 539 million lower than in the previous period, the principal variations being the increase in payments to suppliers and personnel of Ch$ 2,438 million, income tax paid of Ch$ 778 million, interest and VAT and similar payments of Ch$ 212 million and Ch$ 253 million respectively, and a reduction on other income received of Ch$ 346 million. This was partially compensated by the increase in collections of trade accounts for Ch$ 3,419 million.

The net financing cash flow declined by Ch$ 3,931 million compared to the 2006 period, mainly related to an increase in loans drawn of Ch$ 13,855 million and a reduction bond repayments of Ch$ 4,779 million, compensated partially by loan repayments of Ch$ 11,094 million and a reduction in bond obligations of Ch$ 4,461 million.

The investment cash flow increased by Ch$ 2,336 million compared to 2006, mainly due to increased sales of fixed assets of Ch$ 1,552 million and a reduction in the acquisition of fixed assets of Ch$ 759 million

Difference between the book and economic values of the principal assets

The fixed assets are shown valued in accordance with generally accepted accounting principles and regulations and the instructions of the Superintendency of Securities and Insurance. It is therefore believed that there should not be significant differences between the economic or market value and the book value of the assets, taking into account also that stated in Note 2 k) of the financial statements at March 31, 2007.

However, the subsidiary Aguas Andinas S.A. has seventy plots of land recorded that were transferred to it gratuitously by the Chilean Treasury and are booked at Ch$1. There are also fixed assets with an exhausted accounting useful life, which are shown at Ch$ 1, but which are still in operation.

There are also transfers constituting third-party contributions covered by Decree Law 70 of the Ministry of Public Works of 1988 and the provisions of clause 36 of the respective regulations (Ministry of Economy Decree 453 of 1989) which are explained in Note 30.

The subsidiary Aguas Cordillera S.A., in accordance with transitory clause 3 of Decree 382 of 1988, the General Sanitations Services Law, deducted from its books in 1989 the assets financed by third parties and fiscal assets. An off-the-books control is therefore maintained over these assets. The calculation of the price-level restatement and depreciation of these assets does not affect its financial statements in any way. This off-the-books control has to be made as these assets form part of the sanitation infrastructure it has to operate and maintain.

The subsidiary Aguas Andinas S.A. has water rights to various natural sources including Laguna Negra, Laguna Lo Encañado and Quebrada de Ramón. These rights were acquired gratuitously and no value has been assigned to them in the accounts.

The production of groundwater flows are fed by various wells located in the Metropolitan Region, for which the subsidiaries have water-rights concessions that were granted to them gratuitously by the Water Authority department of the Ministry of Public Works.

In summary, and as indicated above, the Company and subsidiaries have no significant differences between the economic or market value and the book value of its assets, except the items mentioned in the preceding paragraphs. The principal assets of the subsidiaries relate to sanitation infrastructure works which have an exclusive use and are shown in accordance with generally accepted accounting principles in Chile.

Market analysis

The Company shows no change in the market in which it participates as, due to the nature of its services and current legislation, it has no competition in its concession area.

Aguas Andinas S.A. currently has a 100% coverage in water, 98.4% in sewage services and close to 70% in sewage treatment.

Aguas Cordillera S.A. has a 100% coverage in water and 98.6% in sewage services.

Aguas Dominicos S.A. has a 99.9% coverage in water and 97.6% in sewage services.

Aguas Manquehue S.A. has a 100% coverage in water and 99.3% in sewage services.

Sales volumes

(thousands of m3 billed)	**2007**	**2006**	**Change**
Water	138.649	138.581	0,0%
Sewage collection	134.666	135.049	-0,3%
Sewage treatment & disposal	115.199	115.560	-0,3%
Interconnection services AS	33.211	32.809	1,2%

Customers (*)

(figures as of Dec 31)	**2007**	**2006**	**Change**
Water	1.563.285	1.512.168	3,4%
Sewage collection	1.533.927	1.484.074	3,4%

Comment [PW2]: ¿no sería marzo 2007?

(*) Relates to individuals or entities who receive sanitation services associated with water or sewage.

Financial aspects

Currency risks: our revenues are largely linked to the local currency. Our debt therefore is denominated mainly in that same currency so we have no significant debt in foreign currency.

Interest rates: As of March 31, 2007, the subsidiary Aguas Andinas has 79% of its debt at fixed rates and 21% at variable rates. The fixed-rate debt comprises bonds payable (86%) and reimbursable financial contributions (14%), while the variable-rate debt is with local banks

As of March 31, 2006, the subsidiary Aguas Andinas had 78% of its consolidated debt at fixed rates and 22% at variable rates. The fixed-rate debt is comprised of bonds payable (89%) and reimbursable financial contributions (11%), while the variable-rate debt was with local banks

The Company follows a policy of monitoring and managing interest rates in order to optimize financing costs and is constantly evaluating the hedging instruments available in the financial market.

This favorable situation has led the credit-rating agency Feller Rate to assign to the Company a credit rating of AA, and to raise its rating of the shares to First class Level 3 as did also the agency Humphreys.

For the subsidiary Aguas Andinas S.A., the credit-rating agencies have assigned a credit rating of AA+ for its long-term debt. In the case of the shares, Feller Rate granted a rating of First class Level 3, while Humphreys gave a rating of First class Level 1.



3

Santiago, April 30, 2007

Mr
Superintendent of
Securities and Insurance
Santiago

REF. : INFORMATION CIRCULAR N° 1696

Dear Sir,

We enclose the information requested in this Circular in the pre-established format, with the information relating to the closing of the consolidated financial statements for the year ended March 31, 2007, of Inversiones Aguas Metropolitanas S.A.

Yours sincerely,

Marta Colet Gonzalo
Chief Executive Officer



APPENDIX A

1.0 INSCRIPTION ON STOCK EXCHANGE

1.1 Inscribed in some Stock Exchange (YES/NO) — Yes

1.2 Stock exchanges inscribed in — Santiago Stock Exchange; Chilean Electronic Exchange

2.0 CONTROLLER OF THE COMPANY

2.1 Company has a controller? (YES/NO) — Yes

2.2 Effective participation — 56.6%

2.3 Detail of effective particiaption

Tax No.	Name	Percentage
77.329.730-4	Inversiones Aguas del Gran Santiago S.A.	56.60%

3.0 STATUTORY PROVISIONS

3.1 Company subject to provisions of Chapter XII of Lae 3,500 (YES/NO) — NO

3.2 Maximum permitted concentration according to bylaws

4.0 COMPLIANCE WITH CONDITIONS ESTABLISHED IN CLAUSE 112 OF DECREEE LAW 3,500

4.1 Condition related to maximum concentration (YES/NO)

4.2 Condition related to shareholdings of minority shareholders

4.3 Condition related to dispersion of share ownership

4.3.1 Number of shareholders

4.3.2 Percentage

5

File No. 82-35046



Santiago, April 5, 2007

Mr Alberto Etchegaray de la Cerda
Superintendent of Securities and Insurance
Santiago

REF: 3 copies of the Annual Report 2006

Dear Sir,

In accordance with General Rule No.30, Section II, of the Superintendency, I enclose 3 copies of the Annual Report for the year 2006 duly signed by a majority of the directors of the Company.

Yours sincerely,

Joaquín Villarino Herrera
Director

cc

- Bolsa de Comercio de Santiago.-
- Bolsa Electrónica de Chile.-
- Bolsa de Corredores de Valparaíso.-
- Comisión Clasificadora de Riesgo.-
- Feller & Rate, Clasificadora de Riesgo.-
- Humphreys, Clasificadora de Riesgo.-
- Banco Santander Santiago

6

INVERSIONES AGUAS METROPOLITANAS S.A.
MEMORIA 2006 ANNUAL REPORT

File N° 82-35046

CONTENTS



File N° 82-35046

HIGHLIGHTS

Resumen Financiero / *Financial Summary* [1]

Al 31 de diciembre de / *As of December 31*	2002	2003	2004	2005	2006
Ingresos agua potable / *Water revenues*	98.521	103.366	101.594	104.241	107.436
Ingresos aguas servidas / *Sewage revenues*	53.683	61.526	77.548	91.239	98.274
Otros ingresos regulados / *Other regulated businesses revenues*	7.126	9.082	7.571	9.254	9.366
Otros ingresos no regulados / *Other non regulated businesses revenues*	5.877	8.645	12.868	14.890	17.068
Resultado operacional / *Operating income*	72.711	81.097	88.396	103.611	112.527
Utilidad del ejercicio / *Net income*	6.916	10.175	11.359	17.463	22.618
Activos totales / *Total assets*	1.211.529	1.136.299	1.159.167	1.094.031	1.045.388
Pasivos de corto plazo / *Short term liabilities*	79.739	68.491	90.577	186.145	91.880
Pasivos de largo plazo / *Long term liabilities*	173.607	341.963	320.640	215.072	287.721
Interés minoritario / *Minority interest* [2]	256.672	185.039	195.784	190.347	195.112
Total patrimonio / *Shareholder's equity*	701.511	540.807	552.166	502.467	470.675

Cifras Operacionales / *Operating Data*

Al 31 de diciembre de / *As of December 31*	2002	2003	2004	2005	2006
Total clientes agua potable / *Water customers*	1.401.325	1.435.723	1.467.114	1.502.634	1.550.008
Total clientes recolección aguas servidas / *Sewage customers*	1.371.525	1.404.739	1.437.806	1.474.391	1.520.662
Total agua facturada (millones de m^3) / *Water invoiced (million cubic meters)*	464,9	469,0	460,2	463,1	477,4
Recolección aguas servidas facturadas (millones de m^3) / *Sewage collection invoiced (million cubic meters)*	463,4	465,4	457,4	460,3	471,3
Tratamiento y disposición aguas servidas facturados (millones de m^3) / *Sewage treatment and disposal invoiced (million cubic meters)*	403,1	403,5	396,9	399,9	407,3
Interconexión aguas servidas facturada (millones de m^3) / *Sewage interconnection invoiced (million cubic meters)*	107,3	109,6	108,6	109,8	112,4
Total cobertura agua potable / *Water coverage*	100,00%	100,00%	100,00%	100,00%	100,00%
Total cobertura recolección aguas servidas / *Sewage collection coverage*	98,00%	98,00%	98,30%	98,30%	- [3]
Total cobertura tratamiento aguas servidas / *Sewage treatment coverage*	28,40%	62,90%	67,10%	69,10%	- [3]
Total empleados / *Total employees*	1.447	1.480	1.453	1.402	1.444

(1) Cifras en millones de pesos al 31 de diciembre de 2006 / *Financial figures have been restated in constant Chilean pesos (millions) as of December 31, 2006*

(2) Refleja el 49,9% de Aguas Andinas que no pertenece a IAM / *Reflects the 49.9% of Aguas Andinas that IAM does not own.*

(3) Estimación por parte de la Superintendencia de Servicios Sanitarios que es publicada durante el año 2007 / *Estimate of the Superintendency of Sanitation Services which is due to be published during 2007.*

File N° 82-35046

Precio acción 2006 / *Share price 2006* (1)


700
650
600
550
500
450
400
350
300
Pesos por acción / CLP per Share
Enero
Febrero
Marzo
Abril
Mayo
Junio
Julio
Agosto
Septiembre
Octubre
Noviembre
Diciembre
IAM
IPSA

EBITDA - Margen EBITDA / *EBITDA - EBITDA Margin* (2)


100.511
110.526
123.620
138.367
147.973
60,9%
60,5%
61,9%
63,0%
63,7%
2002
2003
2004
2005
2006
Millones de pesos / Million CLP
Margen EBITDA / EBITDA Margin (%)

Distribución de ingresos 2006 / *Revenue breakdown 2006*


4,0%
7,4%
46,3%
42,3%
Agua potable / Water
Aguas servidas / Sewage
Otros negocios no regulados / Other non-regulated businesses
Otros negocios regulados / Other regulated businesses

(1) Fuente: Bolsa de Comercio de Santiago / *Source: Santiago Stock Exchange.*
(2) EBITDA = Resultado operacional + Depreciación del ejercicio + Amortización de intangibles / *EBITDA = Operating income + Depreciation + Amortization of intangibles.*




HISTORY OF IAM

Inversiones Aguas Metropolitanas, IAM, fue constituida el 19 de mayo de 1999 por Agbar y Suez Environnement como una sociedad de responsabilidad limitada, con el objetivo inicial de participar en el proceso de privatización de la Empresa Metropolitana de Obras Sanitarias, EMOS S.A., actual Aguas Andinas S.A.

Como parte de la licitación internacional efectuada por la Corporación de Fomento de la Producción (CORFO), la Compañía se adjudicó un paquete accionario, suscribió un aumento de capital y compró acciones adicionales en la Bolsa de Comercio, lo que la llevó a controlar el 51,2% del capital social de Aguas Andinas (ex EMOS), con la participación paritaria de ambos socios.

En julio de 2005 la Compañía se transformó en sociedad anónima abierta y restringió su objeto social, quedando delimitado a la inversión en acciones de Aguas Andinas y la prestación de toda clase de asesorías, consultorías y servicios relativos a la transferencia tecnológica y know how, asistencia técnica, administración de negocios y proyectos, en especial, los relacionados con la gestión y operación de negocios relativos al giro sanitario.

En noviembre de 2005 se efectuó la apertura a la bolsa de IAM, colocándose un paquete de acciones correspondiente al 43,4% de su propiedad. Esto se tradujo en un importante cambio para la sociedad con la incorporación de nuevos accionistas, manteniéndose Agbar como controlador con el 56,6% de la propiedad de la Compañía.

En 2006 IAM realizó la venta del 1,1% de sus acciones de Aguas Andinas, lo que le permite mantener el control de la sanitaria, con el 50,1% de su propiedad.

La gestión de IAM se ha reflejado en un importante proceso modernizador que se puede resumir en los siguientes hitos:

2000 Se inició la construcción de la Planta de Tratamiento de Aguas Servidas El Trebal. Aguas Andinas adquirió el 100% de Aguas Cordillera y el 50% de Aguas Manquehue.

Inversiones Aguas Metropolitanas, IAM, was incorporated on May 19, 1999 by Agbar and Suez Environnement as a limited liability company with the initial corporate purpose of participating in the private capital incorporation into Empresa Metropolitana de Obras Sanitarias, EMOS S.A , today Aguas Andinas S.A

At that time and as part of the international tender process carried out by Corporación de Fomento de la Producción (CORFO), the Company successfully bid on a shareholding, subscribed a capital increase and acquired additional shares on the stock exchange, with which it gained control over 51.2% of Aguas Andinas' capital stock (ex EMOS), with equal holdings between the two partners.

In July 2005, the Company was transformed into an open stock corporation and limited its corporate purpose to investing in shares of Aguas Andinas and providing of all kinds of advisory, consultancy and other services related to the transfer of technology and know how, technical assistance, business and project management, in particular the management and operation of businesses related to the sanitation industry.

In November 2005, IAM became listed on the stock exchange with the placement of 43.4% of its capital stock. This implied an important change for the Company, with the incorporation of new shareholders. Agbar remained as the controller with 56.6% of the Company's capital stock.

In 2006, IAM sold 1 1% of its shares in Aguas Andinas, enabling it to retain control with a 50.1% shareholding.

IAM's performance has been reflected in an important modernization process that can be summarized by the following landmarks:

2000 Construction of the El Trebal Sewage Treatment Plant is begun. Aguas Andinas acquires 100% of Aguas Cordillera and 50% of Aguas Manquehue.



2001 Comenzó la operación de la Planta de Tratamiento de Aguas Servidas El Trebal y se iniciaron los trabajos de construcción de la Planta de Tratamiento de Aguas Servidas La Farfana. Se constituyeron las filiales Anam y EcoRiles; y se cambió el nombre a Aguas Maipo S.A. por Gestión y Servicios S.A.

2002 Fue inaugurado el más avanzado Sistema de Control Operativo de Latinoamérica. Aguas Andinas adquirió el 50% restante de la propiedad de Aguas Manquehue. Se inauguraron las nuevas Plantas de Tratamiento de Aguas Servidas de San José de Maipo y Paine.

2003 Comenzó a operar la Planta de Tratamiento de Aguas Servidas La Farfana, la más grande en su tipo en Latinoamérica. Aguas Andinas obtuvo la certificación ISO 9000 en atención al cliente.

2004 Empezaron a operar las Plantas de Tratamiento de Aguas Servidas Valdivia de Paine y El Monte en localidades.

2005 Se efectuó la apertura a la Bolsa de IAM, colocándose un paquete de acciones correspondiente al 43,4% de su propiedad. Aguas Andinas obtuvo la certificación OHSAS en salud y seguridad ocupacional y comenzó la puesta en marcha de la Planta de Tratamiento de Aguas Servidas Talagante.

2006 Se inauguró el Parque Natural Aguas de Ramón y se inició la construcción de la Planta de Tratamiento de Aguas Servidas de Melipilla.

2001 Start-up of El Trebal Sewage Treatment Plant and initiation of construction works at La Farfana Sewage Treatment Plant. Incorporation of the subsidiaries Anam and EcoRiles. Aguas Maipo S.A. becomes Gestión y Servicios S.A.

2002 The most advanced Operative Control Center in Latin America is inaugurated. Aguas Andinas acquires the remaining 50% of Aguas Manquehue. New Sewage Treatment Plants are inaugurated at San José de Maipo and Paine.

2003 Start-up of La Farfana Sewage Treatment Plant, the largest of its kind in Latin America. Aguas Andinas obtains its ISO 9000 certification for customer service.

2004 Start-up of Valdivia de Paine and El Monte Sewage Treatment Plants.

2005 IAM shares were listed on the stock exchange, with the offering of a 43.4% shareholding. Aguas Andinas obtains its OHSAS certification for occupational health and safety and begins to operate the Talagante Sewage Treatment Plant.

2006 The Aguas de Ramón Nature Park is inaugurated. Initiation of construction works at the Melipilla Sewage Treatment Plant.



N° 82-36046

CHAIRMAN's LETTER

Estimados señores accionistas:

Como Presidente del Directorio de Inversiones Aguas Metropolitanas, S.A., tengo el honor de someter a su consideración la Memoria y Estados Financieros de la Compañía correspondientes al ejercicio 2006.

En noviembre de 2005, hace poco más de un año, alcanzamos un importante hito en nuestra historia, con la apertura a la bolsa de la Compañía y la transacción de un paquete accionario equivalente al 43,4% de IAM.

To our Shareholders,

As Chairman of the Board of Inversiones Aguas Metropolitanas S.A., I am honored to submit the Company's Annual Report and Financial Statements for the year 2006 for your consideration.

In November 2005, a little more than a year ago, we passed an important landmark in our history with the listing of the Company on the stock exchange and the offering of a 43.4% shareholding in IAM.

En este año 2006, el desempeño de las acciones ha sido destacado con un retorno anual de 67,36%, muy superior al crecimiento del Índice de Precios Selectivo de Acciones, IPSA, que reúne las 40 acciones más transadas en el país, y que llegó al 37,1%.

Las acciones de IAM han mantenido durante el ejercicio un importante nivel de transacción, lo que explica la incorporación del título en el IPSA, a partir de enero de 2007. Este exitoso desempeño bursátil viene a ratificar una vez más la solidez de nuestro negocio.

IAM, a través de las distintas concesiones de servicio sanitario de Aguas Andinas y sus filiales, abastece a 1,5 millones de clientes, lo que la convierte en la mayor sanitaria del país y una de las más grandes de Latinoamérica. De este modo, IAM se configura como la principal operación sanitaria internacional del Grupo Agbar, un significado holding empresarial español y un destacado operador global en la gestión integral del ciclo del agua.

La importante base de inversionistas internacionales que configura parte de nuestro accionariado es una muestra de la confianza que la comunidad financiera internacional ha depositado en Chile, en sus instituciones y en el marco regulatorio del sector sanitario, que está dotado de un diseño claro y estable.

A continuación, destacaré algunas iniciativas y proyectos desarrollados durante el ejercicio 2006, los cuales demuestran una eficiente y responsable gestión de la Compañía.

Como sanitaria y empresa de servicio, durante el año pusimos un gran acento en mejorar la atención al cliente, buscando entregar un servicio de excelencia y lograr la satisfacción de nuestros consumidores. Así, se implementaron proyectos para mejorar la atención en las agencias comerciales y la comunicación con los clientes, entre otros.

En relación al desarrollo del Plan de Saneamiento llevado a cabo por la Compañía, durante el 2006, cabe destacar la inauguración de la planta de tratamiento de la localidad de Talagante y, el inicio de la construcción de la planta de Melipilla, que permitirá mejorar la calidad del agua de los esteros La Línea y Puangue y el río Maipo.

In this year 2006, the performance of our shares has been outstanding, with an annual return of 67.36%, which amply surpasses the growth in the Selective Stock Price Index, IPSA, which covers the 40 most traded stocks in Chile, which grew by 37.1%.

IAM's shares maintained a good level of trading which is reflected in their incorporation in that index since January 2007. This successful market performance ratifies once again the strength of our business.

IAM supplies 1.5 million customers through the different sanitation service concessions of Aguas Andinas and its subsidiaries, making it the country's largest sanitation business and one of the largest in Latin America. IAM is thus the most important international sanitation operation of the Agbar Group, a significant Spanish business group and a world leader in the integral management of the water cycle.

The important institutional investor base that forms part of our shareholders, is an example of the trust that the international financial community places in Chile, its institutions, and its sanitation sector regulatory framework, which has a clear and stable structure.

I shall mention below some of the initiatives and projects carried out in 2006, which show the Company's efficient and responsible management.

As a sanitation and service company, we placed a great emphasis during the year on improving customer service to make it one of excellence and to achieve consumer satisfaction. Projects have therefore been carried out for improving commercial office attention and customer communications, among others.

Regarding the sanitation plan carried out by the Company, we took further steps in 2006 with the inauguration of a sewage treatment plant in Talagante, and began the construction of another in Melipilla which will permit improvements in the water quality of the La Línea and Puangue streams and the Maipo river.



Especial mención merece la presentación del Estudio de Impacto Ambiental del proyecto Mapocho Urbano Limpio, cuyo objetivo es descontaminar el cauce urbano del río Mapocho interceptando las descargas de aguas servidas que, actualmente, se vierten al río y, a su vez, nos permitirá aumentar la cobertura de tratamiento de aguas servidas sobre el 80%.

Este es otro ejemplo de nuestra constante contribución al medio ambiente de la Región Metropolitana, lo que constituye uno de nuestros principios básicos como Compañía y como forma de entender nuestra actividad. Dentro de esta línea, en el mes de diciembre inauguramos el Parque Natural Aguas de Ramón, el parque más grande de Santiago y que se constituye en un área de conservación y educación medioambiental.

Todas estas acciones forman parte de un proceso de mejoramiento continuo que explica la positiva evolución de los resultados de la Compañía, reflejados en los estados financieros del período.

El resultado de explotación consolidado de IAM alcanzó 112.527 millones de pesos, cifra superior en 8,6% en relación al año anterior. Por su parte, la utilidad del ejercicio ascendió a 22.618 millones de pesos, exhibiendo un incremento del 29,5% con respecto a la cifra obtenida en 2005.

Estas cifras han permitido distribuir a los accionistas importantes dividendos durante el ejercicio. Esta es la respuesta a la confianza depositada en nuestra gestión, la estabilidad del negocio y su rentabilidad.

Esperamos continuar en el camino de generar cada día un mayor valor para la Compañía. Y en esta motivación ponemos nuestros mejores esfuerzos.

Atentamente,

A special mention should be made of the presentation of the environmental impact assessment for the Mapocho Urban Cleaning project which seeks to decontaminate the urban course of the Mapocho river by intercepting the sewage waters that are currently being discharged into the river. This will enable us to increase sewage treatment coverage to over 80%.

This is another example of our constant contribution to the environment of the Metropolitan Region, which constitutes one of our basic principles as a Company and as a way to understand our business. In this context, we inaugurated the Aguas de Ramón Nature Park in December, the largest in Santiago, which is to become an environmental conservation and education area.

All these actions form part of a continuous improvement process which explains the positive trend in the Company's results, as reflected in the financial statements for the year.

The consolidated operating income for the year was Ch$112,527 million, 8.6% higher than the year before, and net income amounted to Ch$22,618 million, an increase of 29.5%.

These figures have enabled the distribution to shareholders of important dividends during the year. This responds to the confidence placed in our management, the stability of the business and its profitability.

We expect to continue generating greater value for our Company every day and we are making our best efforts to achieve that objective.

Yours sincerely,



Ángel Simón Grimaldos
Presidente del Directorio / *Chairman of the Board*


OWNERSHIP

Al 31 de diciembre de 2006, los principales accionistas de Inversiones Aguas Metropolitanas S.A. son los siguientes:

The principal shareholders of Inversiones Aguas Metropolitanas S.A. as of December 31, 2006 are the following:

Nombre o Razón social *Name*	R.U.T. *Tax N°*	Total acciones *Total shares*	Porcentaje *Percentage*
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	566.000.000	56,6%
The Bank of New York (*)	59.030.820-K	327.537.220	32,8%
Citibank Chile Cta. de Terceros Cap. XIV Res.	97.008.000-7	55.180.384	5,5%
AFP Bansander S.A.	98.000.600-K	15.883.722	1,6%
AFP Santa María S.A.	98.000.000-1	10.257.890	1,0%
Asociación de Canalistas Sociedad del Canal del Maipo	70.009.410-3	6.638.350	0,7%
Celfin Capital S.A. Corredores de Bolsa	84.177.300-4	3.459.184	0,4%
California State Teachers Retirement System	47.006.059-K	3.408.524	0,3%
Banchile Corredores de Bolsa S.A.	96.571.220-8	2.499.584	0,3%
The Chile Fund Inc.	59.028.400-9	1.400.000	0,1%
ABN AMRO Funds	47.000.047-3	1.285.931	0,1%
Chile MSCI Emerging Markets Index Common	47.006.040-9	1.199.631	0,1%
Otros (68 accionistas) / *Others (68 shareholders)*		5.249.580	0,5%
Total		1.000.000.000	100,0%

(*) Banco depositario que actúa en representación de los tenedores de American Depositary Shares ("ADS") / *Depositary bank that acts on behalf of the holders of American Depositary Shares (ADS).*

Composición accionaria de IAM / *IAM's shareholder structure*
Al 31 de diciembre de 2006 / *as of December 31, 2006*


2,5%
2,6%
5,5%
32,8%
56,6%
Inversiones Aguas del Gran Santiago S.A.
The Bank of New York
Citibank Chile
AFP / Chilean Pension Funds
Otros / Others




CONTROLLING SHAREHOLDER

File N° 82-35046



Sociedad General de Aguas de Barcelona, Agbar, es el socio estratégico y controlador de la Compañía a través de su participación en el 99,99% del patrimonio de Inversiones Aguas del Gran Santiago S.A., sociedad que a su vez cuenta con el 56,6% del patrimonio de Inversiones Aguas Metropolitanas S.A., IAM.

Con 140 años de trayectoria, Agbar es la principal empresa privada de abastecimiento urbano de agua potable en España. En la actualidad, la sociedad presta este servicio a más de 13 millones de personas censadas, distribuidas entre más de mil localidades ibéricas, que van desde los mil a los tres millones de habitantes. Reconocida como uno de los líderes mundiales del sector sanitario, Agbar Agua tiene también presencia internacional, ofreciendo un servicio confiable y seguro a más de 8 millones de personas en el mundo.

Asimismo, el Grupo Agbar es un importante holding empresarial español, constituido por más de 230 empresas, que operan en diversos ámbitos de servicios, siendo sus tres principales actividades: el ciclo integral del agua, los seguros privados de salud (ADESLAS), y la actividad de inspección y certificación (APPLUS+). Su expansión internacional, le permite estar presente en los cinco continentes y dar trabajo a más de 27 mil empleados en todo el orbe.

Sociedad General de Aguas de Barcelona, Agbar, is the strategic partner and controller of the Company through its 99.99% shareholding in Inversiones Aguas del Gran Santiago S.A., a company which in turn holds 56.6% of the capital stock of Inversiones Aguas Metropolitanas S.A., IAM.

With 140 years in the business, Agbar is the largest private-sector company in Spain in supplying household water. The company currently provides service to more than 13 million people distributed among some thousand Iberian localities ranging from a thousand to three million inhabitants. Recognized as one of the world leaders in the sanitation sector, Agbar Agua also has an international presence, offering a reliable and safe service to more than 8 million people around the world.

The Agbar Group is an important Spanish business group comprising more than 230 companies that operate in various service areas, its three principal activities being the integral water cycle management, private health insurance (Adeslas) and inspection and certification services (Applus+). Its international expansion has enabled it to have a presence in the five continents and provide work for more than 27 thousand employees around the globe.



File N° 82-35046

BOARD AND MANAGEMENT

El Directorio de IAM está compuesto por siete miembros titulares y seis suplentes. Sus directores duran tres años en funciones, pudiendo ser reelegidos al término de dicho período.

La composición del Directorio y administración de IAM vigente al 31 de diciembre de 2006 es la siguiente:

The Board of IAM comprises seven members and six alternates. The directors serve for periods of three years and may be re-elected at the end of each period.

The composition of the Board and management of IAM as of December 31, 2006 is as follows:



Presidente / *Chairman*
Ángel Simón Grimaldos
Ingeniero de Caminos, Canales y Puertos / *Roads, Canals and Ports Engineer*



Vicepresidente / *Vice Chairman*
Alfredo Noman Serrano
Ingeniero Industrial / *Industrial Engineer*



Director
Alain Chaigneau
Economista / *Economist*

Directores Suplentes / *Alternate Directors*

Josep Bagué Prats
Economista / *Economist*

Fernando Rayón Martín
Ingeniero de Caminos, Canales y Puertos /
Roads, Canals and Ports Engineer

Iván Yarur Sairafi
Ingeniero Civil Industrial / *Civil Industrial Engineer*

Ignacio Guerrero Gutiérrez
Ingeniero Comercial / *Commercial Engineer*

Juan Toro Rivera
Ingeniero Civil Industrial / *Civil Industrial Engineer*

Rodrigo Castro Fernández
Economista / *Economist*



Director
Joaquín Villarino Herrera
Abogado / *Lawyer*



Director
Jaime Ravinet De La Fuente
Abogado / *Lawyer*



Director
Mario Marcel Cullel
Ingeniero Comercial / *Commercial Engineer*



Director
Herman Chadwick Piñera
Abogado / *Lawyer*

Gerente General / *Chief Executive Officer*
Alberto Martínez Lacambra
Economista / *Economist*



OUR BUSINESS



La Compañía

Inversiones Aguas Metropolitanas, IAM, es dueña del 50,1% de Aguas Andinas y filiales, el grupo sanitario más grande de Chile y una de las mayores empresas privadas de este rubro en Latinoamérica.

La Compañía provee servicios sanitarios a cerca de 6 millones de habitantes de la Región Metropolitana, dentro de una superficie de 70 mil hectáreas que corresponde a su zona de concesión. Estos servicios abarcan el ciclo del agua en su totalidad, lo que implica captación, producción y distribución de agua potable, y recolección, tratamiento y disposición final de las aguas servidas, para clientes residenciales, industriales y comerciales.

IAM ostenta importantes niveles de cobertura que alcanzan el 100% de abastecimiento en agua potable y el 98% en alcantarillado. Asimismo, efectúa el tratamiento a cerca del 70% de las aguas servidas generadas en la Región Metropolitana.

Sus operaciones están fuertemente respaldadas gracias a la experiencia de su socio controlador, Agbar, principal empresa privada de España de abastecimiento domiciliario de agua potable, con 140 años de trayectoria en el sector.

Las filiales sanitarias de IAM son Aguas Andinas, Aguas Cordillera, Aguas Los Dominicos y Aguas Manquehue. Asimismo, a través de sus filiales no reguladas –EcoRiles, Gestión y Servicios y Anam–, desarrolla actividades relacionadas con la industria, como asesorías en el tratamiento de residuos industriales líquidos, comercialización de materiales y equipos, y análisis físicos, químicos y biológicos.

The Company

Inversiones Aguas Metropolitanas, IAM, is the owner of 50.1% of Aguas Andinas and subsidiaries, the largest sanitation group in Chile and one of the largest private-sector companies in this business in Latin America.

The Company provides sanitation services to almost 6 million inhabitants in the Metropolitan Region, in an area of 70 thousand hectares that corresponds to its concession zone. These services cover the whole water cycle, involving the abstraction, production and distribution of water and the collection, treatment and final disposal of sewage, for residential, industrial and commercial customers.

IAM boasts of high coverage levels which reach 100% in the supply of water and 98% in sewage collection. It also treats close to 70% of the sewage generated in the Metropolitan Region.

Its operations are closely controlled thanks to the experience of its controlling shareholder, Agbar, the principal Spanish private-sector company for supplying water to households, with 140 years in the sector.

The sanitation subsidiaries of IAM are Aguas Andinas, Aguas Cordillera, Aguas Los Dominicos and Aguas Manquehue. In addition, through its non-regulated subsidiaries, EcoRiles, Gestión y Servicios and Anam, it provides industry-related services like consultancy in the treatment of liquid industrial waste, the commercialization of materials and equipment, and physical, chemical and biological analysis.


IAM
50,102%
AGUAS
andinas
99,0%
99,04%
97,85%
99,99%
COMERCIAL
ORBI II S.A.
ANAM
EcoRiles
99,99999%
99,99957%
1,00%
0,96%
2,15%
AGUAS
cordillera
AGUAS
0,00043%
99,98%
AGUAS



File N° 82-35046



Operaciones

IAM proporciona servicios sanitarios básicos a través del manejo integral del ciclo del agua, en las etapas de **captación, producción y distribución de agua potable, y recolección, tratamiento y disposición de aguas servidas.**

Operations

IAM provides basic sanitation services through the integral management of the water cycle, in the stages of the ***abstraction, production and distribution of water, and the collection, treatment and disposal of sewage.***


Ciclo del Agua
Water Cycle
Captación de agua cruda /
Restitución al medio ambiente /
Tratamiento de aguas servidas /
Producción de agua potable /
Distribución de agua potable /
Water distribution

En cuanto a las operaciones de **captación y producción**, la Compañía se abastece de importantes fuentes de agua cruda de bajo costo, como los ríos Maipo y Mapocho, además, de los acuíferos naturales que atraviesan el área de concesión de la Empresa. IAM mantiene, a través del Grupo Aguas, la propiedad legal de los derechos de aprovechamiento de agua sobre todas estas fuentes, las que en conjunto tienen una capacidad estimada de cerca de 45 m³ por segundo.

El agua cruda se extrae gracias a una red de alimentación de canales, ductos y pozos, que totaliza 30 puntos de captación en superficie y 244 captaciones subterráneas operativas.

La mayoría de sus fuentes son de un elevado estándar de pureza, debido a que se encuentran ubicadas en los altos de la Cordillera de Los Andes, zonas que carecen de actividad agrícola o industrial y, por tanto, presentan pocos contaminantes.

Con el fin de asegurar el suministro continuo, IAM cuenta con abundantes reservas, las que permiten entregar los recursos hídricos necesarios cuando el agua de las fuentes de captación escasea. Las tres mayores reservas de agua son: Embalse El Yeso, con una capacidad de 250 millones de m³; Laguna Negra, con 600 millones de m³; y Laguna Lo Encañado, que aporta 50 millones de m³.

With respect to the operations of ***abstraction and production****, the Company supplies itself from important low-cost raw water sources like the rivers Maipo and Mapocho, plus the natural aquifers that cross the Company's concession area. IAM, through the Aguas Group, has legal title to the water-usage rights to these sources which together have an estimated capacity of 45 m³ per second.*

The raw water is abstracted using an intake network of canals, ducts and wells that total 30 surface abstraction points and 244 groundwater operative abstraction wells.

Most of the sources are of a high level of purity as they are located high in the Andes mountains in areas that lack of any agricultural or industrial activity and therefore contain very few contaminants.

In order to ensure a continuous supply, IAM has abundant reserves that enable it to provide the water resources necessary when water from abstraction sources becomes scarce. The three largest water reserves are the El Yeso reservoir, with a capacity of 250 million m³, Laguna Negra, with 600 million m³, and Laguna Lo Encañado, with 50 million m³.



La Compañía cuenta con 16 plantas de producción, las cuales tienen capacidad para potabilizar más de 23 m³ por segundo de agua cruda proveniente de fuentes superficiales. Asimismo, la Empresa tiene una capacidad de tratamiento de agua subterránea por sobre los 10 m³ por segundo; lo que suma una capacidad de producción total de agua potable superior a 33 m³ por segundo.

Las principales instalaciones para la producción de agua potable son el Complejo Las Vizcachas y la planta La Florida, con caudales de diseño de 15 y 4 m³ por segundo, respectivamente; lo que representa un 75% y 20% aproximadamente de la demanda promedio de agua potable dentro del área de concesión.

Una vez producida el agua potable, las operaciones de la Compañía se centran en su **distribución**. El agua se conduce hasta los estanques de regulación, que tienen como finalidad asegurar una presión adecuada y el suministro continuo para los clientes.

Desde estas instalaciones, el agua es suministrada a los clientes mediante la red de distribución de la Empresa, que consiste en un conjunto de tuberías subterráneas que supera los 12 mil kilómetros, otorgando el 100% de cobertura a los clientes de agua potable.

Debido a las grandes diferencias de altitud que presentan las zonas oriente y poniente del área de concesión, se utiliza principalmente el flujo gravitacional en las actividades de distribución de agua potable.

Luego de que el agua ha sido consumida, prosigue la **recolección de las aguas servidas**, proceso por el cual se evacuan estas aguas, a través de la red de alcantarillado, y son conducidas hasta las plantas de saneamiento o los puntos de disposición final.

La Compañía posee una red de recolección de más de 10 mil kilómetros de tuberías, lo que implica una cobertura de alcantarillado de 98,3%. El sistema de recolección está mayoritariamente diseñado para operar por flujo gravitacional. Sin embargo, debido a las condiciones topográficas, en algunos tramos son necesarias estaciones de bombeo para asegurar un flujo ininterrumpido.

Finalmente, realiza el **tratamiento de las aguas servidas** a través de sus modernas instalaciones de depuración.

En el año 2000 la Compañía dio inicio al Plan de Saneamiento Hídrico de la Cuenca de Santiago, iniciativa que se ha constituido en un hito medioambiental para Chile y en una de las mayores inversiones en esta materia desarrolladas en el país. Gracias a este proyecto, se han construido dos grandes plantas de tratamiento en Santiago –El Trebal y La Farfana– y otras 9 instalaciones de localidades y 3 de la zona nororiente del Gran Santiago.

The Company has 16 water production plants having a capacity to purify 23 m³ per second of raw water from surface sources. The company also has a groundwater treatment capacity of 10 m³ per second. This provides an aggregate water production capacity of 33 m³ per second.

Our largest water treatment facilities are the Vizcachas Complex and the Florida Plant, with design flows of 15 and 4 m³ per second, respectively, which represent approximately 75% and 20% of the average demand for water in our concession area.

Once the water is produced, the Company's operations focus on its ***distribution****. The water is taken to the regulation tanks whose purpose is to ensure proper pressure and a continuous supply to customers.*

From these facilities, the water is supplied to customers through the Company's distribution network, consisting of a combination of underground pipes that extend more than 12 thousand kilometers and providing a 100% coverage to its water customers.

Due to the large differences in altitude between the eastern and western ends of the concession area, gravitational flow is mainly used for the distribution of water.

After the water has been consumed comes the ***collection of sewage****, the process by which these waste waters are evacuated through a sewage drainage network and taken to the treatment plants or final disposal points.*

The Company has a collection network of more than 10 thousand kilometers of pipes, which implies a sewage collection coverage of 98.3%. The collection system is mainly designed to operate through gravitational flow. However, because of topographical conditions, it is necessary to have pumping stations in some sections to ensure an uninterrupted flow.

Finally, carries out the ***sewage treatment*** *through its modern treatment facilities.*

In 2000, the Company began its Water Sanitation Plan for the Santiago Basin, an initiative that has become an environmental landmark for Chile and one of the largest investments in this sector made in the country. Thanks to this project, two large sewage treatments plants have been built in Santiago (El Trebal and La Farfana) plus another 9 minor facilities located in peripheral localities and another 3 in the northeastern areas of Santiago.


AGUAS
andinas

El Trebal entró en funcionamiento en octubre de 2001, está diseñada para tratar un flujo horario promedio de 4,4 m³ por segundo y un máximo horario de 7,5 m³ por segundo. Por su parte, La Farfana inició sus operaciones en septiembre de 2003 y su diseño contempla un tratamiento horario promedio de 8,8 m³ por segundo y un máximo horario de 15,0 m³ por segundo, lo que la convierte en una de las mayores plantas del mundo.

Las actuales instalaciones de tratamiento cuentan con tecnología de punta para el proceso de saneamiento, siendo la principal el sistema de lodo activado convencional. De este modo, la depuración de las aguas servidas ha aumentado notoriamente en los últimos años: desde 4,2% en el 2000 a cerca del 70% en el 2006.

El Trebal started operations in October 2001 and is designed to treat an average hourly flow of 4.4 m³ per second and a maximum of 7.5 m³ per second. For its part, La Farfana began its operation in September 2003 and its design contemplates an average hourly treatment of 8.8 m³ per second, with a maximum of 15.0 m³ per second, which makes it one of the largest sewage treatment plants in the world.

Our sewage treatment facilities have state-of-the-art technology for the sanitation process, the principal part being the conventional activated sludge system. Sewage purification has therefore increased significantly in recent years, from 4.2% in 2000 to almost 70% in 2006.

Nuestros clientes

IAM atiende a más de 1,5 millones de clientes, tanto residenciales, comerciales e industriales, cifra que representa cerca del 40% de los clientes totales del país.

El área de concesión de la Compañía comprende la Cuenca de Santiago, la cual está ubicada en la depresión intermedia de Chile central, limitando al norte con la Cuesta de Chacabuco y al sur con la Angostura de Paine.

Our clients

IAM provides service to more than 1.5 million customers, residential, commercial and industrial, a figure representing close to 40% of all the customers in Chile.

The Company's concession area covers the Santiago Basin which is located in the intermediate depression of central Chile, limited to the north by the Chacabuco hills and to the south by Angostura de Paine.

- Aguas Andinas
- Aguas Cordillera
- Aguas Manquehue
- Aguas Los Dominicos
- Concesión de disposición de aguas servidas exclusivamente/ *Concession for sewage disposal only.*



Til-Til
Curacaví
GRAN SANTIAGO
Padre Hurtado
El Canelo
Las Vertientes
La Obra
El Manzano
Peñaflor
Malloco
Pomaire
El Monte
El Paico
Talagante
Calera de Tango
San José de Maipo
Guayacán
Pirque
Melipilla
Maipo
Buin
Alto Jahuel
Río Maipo
Isla de Maipo
Linderos
Paine
San Gabriel
Valdivia de Paine
Río Mapocho



Desde que IAM tomó el control de Aguas Andinas, ésta adoptó una estructura de división zonal integrando las actividades comerciales y operacionales de una determinada zona geográfica bajo un responsable común. Esta distribución ha permitido trabajar con un sistema de atención integral a clientes, lo que ha logrado una optimización del servicio, entregando una atención más eficiente y cercana.

Since IAM took over Aguas Andinas, this has adopted a zonal divisional structure, integrating the commercial and operational activities of a certain geographic zone under a common responsability. This distribution has permitted working with an integral customer attention system which has achieved an optimization of the service, providing a more efficient attention with greater proximity.

División zonal / *Zonal division*



División zonal / *Zonal division*	Clientes de agua potable* / *Water customers**
● Antilco	495.443
○ Cordillera	122.077
○ Mapocho	467.016
● Mapué	363.873
● Maipo	101.599
Total	**1.550.008**

* El término "cliente" corresponde a la persona natural o jurídica que habita y/o reside en el inmueble que recibe el servicio público de distribución de agua potable, de recolección de aguas servidas o ambos / *The term "customer" means the individual or entity that lives and/or resides in the property receiving water distribution, sewage collection utility services or both.*

IAM, a través de sus empresas operadoras, busca proveer una alta calidad de servicio al cliente, cumpliendo las exigencias de las certificaciones ISO 9000 e ISO 14000. Existe, adicionalmente, la preocupación continua de incorporar nuevas tecnologías, con el objeto de mejorar el tiempo de respuesta a los requerimientos de sus clientes e incrementar la calidad, seguridad y continuidad del servicio. Es así como la Empresa cuenta con importantes herramientas tecnológicas como el Centro de Control Operativo (CCO), Sistema de Atención de Requerimientos (SAR), el Sistema de Información Geográfico (SIG) y un Call Center que funciona las 24 horas del día.

IAM, through its operating subsidiaries, seeks to provide a high quality service to the customer, meeting the requirements of the ISO 9000 and ISO 14000 standards. There is also a continuous concern about incorporating new technologies in order to improve response times for the requirements of customers and improve the quality, safety and continuity of the service. The Company therefore has important technological tools like the Operative Control Center, Requirements Attention System, the Geographic Information System and a Call Center that operates 24 hours a day.




35046

Otros negocios

Desde su nacimiento, IAM ha desarrollado otros negocios no regulados, complementarios a la industria sanitaria y que apoyan su gestión principal.

Uno de ellos es **EcoRiles**, empresa que desarrolla asesorías integrales sobre los procesos industriales que generan aguas residuales. Desde el año 2001, se ha consolidado como el principal actor en la operación de plantas de residuos industriales líquidos.

Por su parte, **Gestión y Servicios** comercializa materiales, insumos y equipos para obras de construcción, renovación y mantenimiento de redes de agua potable y alcantarillado. Cuenta con una amplia gama de productos, los que son constantemente renovados según los avances tecnológicos de la industria.

Finalmente, **Anam** es un laboratorio dedicado a la realización de estudios de análisis ambiental, con un destacado posicionamiento en el mercado, siendo el laboratorio de referencia para las más importantes empresas de los sectores agroindustrial y alimentos.

Other businesses

Since its birth, IAM has developed other non-regulated businesses that complement the sanitation industry and support the principal business.

*One of these is **EcoRiles**, a company that provides integral advisory services for industrial processes that generate liquid waste. Since 2001, it has become the principal player in the operation of liquid industrial waste plants.*

***Gestión y Servicios** sells materials, inputs and equipment for construction works, and the renovation and maintenance of water and sewage networks. It has a wide range of products which are constantly renewed according to the industry's technological advances.*

*Finally, **Anam** is a laboratory dedicated to carrying out studies in environmental analysis, with an outstanding positioning in the market, being the benchmark laboratory for the most important companies in the agribusiness and food sectors.*




YEAR 2006

El período, que finalizó el 31 de diciembre de 2006, estuvo centrado principalmente en mejorar el servicio al cliente y su satisfacción, para lo cual se dio inicio a un programa que cruzó transversalmente varias áreas de la operación y gestión de la Compañía.

En términos de inversiones, éstas ascendieron a $37.889 millones, siendo principalmente destinadas a obras de distribución de agua potable. Asimismo, se continuó con el Plan de Saneamiento de la Compañía, con la inauguración de la Planta de Tratamiento de Aguas Servidas Talagante y el comienzo de la construcción de la planta de Melipilla, la cual estará operativa en 2008.

The year ended on December 31, 2006 was focused principally on improving customer service and satisfaction, for which a program was begun which covered several Company's operating and management areas.

In terms of investments, these reached Ch$37,889 million, principally in water distribution works. The Company's Sanitation Plan also continued with the inauguration of the Talagante sewage treatment plant and the start of building of the Melipilla plant which is expected to be operational in 2008.

Gestión Integral del Ciclo del Agua

I. Producción de agua potable

En el ejercicio anual, la producción total de agua potable fue de 668,2 millones de m³, medidos a la salida de las plantas. De estos, 584,5 millones de m³ corresponden a aguas superficiales y 83,7 millones de m³ a aguas subterráneas.

Integral Management of the Water Cycle

I. Water production

The total production of water in 2006 was 668.2 million m³, measured at the exit from the plants. Of this, 584.5 million m³ were from surface waters and 83.7 million m³ from groundwater sources.

Producción por tipo de fuente (millones de m³) / *Production by type of source (million m³)*



93,2
85,6
82,1
80,2
83,7
543,4
554,8
545,0
555,0
584,5
2002
2003
2004
2005
2006
Superficial / Surface water sources
Subterránea / Groundwater sources



A lo largo del 2006, finalizaron importantes proyectos de mejoramiento de nuestras plantas de tratamiento de agua potable (PTAP). Entre ellos, cabe destacar el mejoramiento de la etapa de floculación de la PTAP Vizcachas, el cual permitió a este complejo incrementar su capacidad de producción en 1,5 m³ por segundo.

También finalizó el proyecto de mejoramiento de la etapa de filtración en la PTAP La Dehesa, que significó cambiar los cinco filtros de la instalación, permitiendo aumentar su capacidad de producción en un 15%, así como ajustar los parámetros de calidad de salida, para el cumplimiento de la nueva normativa que entró en vigencia el 1 de enero de 2007.

Important projects were completed during 2006 for improving our water treatment plants (WTP). These include the improvement of the flocculation stage of the Vizcachas WTP which enabled the plant to increase its production capacity by 1.5 m³ per second.

We also completed the improvements of the filtering stage at the La Dehesa WTP, which implied changing the facility's five filters and thus permit a 15% increase in its production capacity, and adjusted the parameters of the discharge quality in order to comply with the new regulations that came into effect on January 1, 2007.

II. Distribución de agua potable

Durante el 2006, la red de distribución de la Compañía creció en 187 kilómetros, acorde con la demanda de los clientes de agua potable. De este modo, la longitud total de la red alcanzó los 12.480 kilómetros.

II. Water Distribution

The Company's distribution network in 2006 grew by 187 kilometers, reflecting demand from water customers. The total length of the network thus increased to 12,480 kilometers.



1.401.325
1.435.723
1.467.114
1.502.634
1.550.008
2002
2003
2004
2005
2006
12.010
12.292

Clientes agua potable / *Water customers*

Longitud de redes distribución (kms) / *Length of distribution networks (kms)*

Nota: Datos según criterio SISS / *Note: Data according to SISS criteria.*

III. Recolección de aguas servidas

Durante el período, la red de recolección de aguas servidas de la Compañía se incrementó en cerca de 128 kilómetros. Por lo tanto, la longitud total de la red de alcantarillado sumó 10.079 kilómetros.

Para garantizar el correcto funcionamiento de la red de recolección, en el año 2006 se adquirieron seis modernos camiones para la hidrolimpieza del alcantarillado, lo que implicó una inversión de 1,5 millones de dólares.

III. Sewage collection

The Company's sewage collection network increased during the year by 128 kilometers. Its total length therefore amounted to 10,079 kilometers.

In order to ensure the correct functioning of the sewage network, six modern sewage hydro-washing trucks were acquired in 2006, with an investment of 1.5 million dollars.


1.371.525
1.404.739
1.437.806
1.474.391
1.520.662
9.492
9.720
9.820
9.950
10.079
2002
2003
2004
2005
2006
Clientes alcantarillado / Sewage customers
Longitud de redes recolección (kms) / Length of collection networks (kms)

Nota: Datos según criterio SISS / *Note: Data according to SISS criteria.*

IV. Tratamiento de aguas servidas

Durante el año, la cantidad de aguas servidas tratadas en el Gran Santiago alcanzó los 337 millones de m³. De estos, 107 millones de m³ correspondieron a la Planta El Trebal; y 228,3 millones de m³ a La Farfana.

Por su parte, el volumen de aguas servidas depuradas en localidades periféricas se elevó por sobre los 25 millones de m³.

De este modo, el volumen total de aguas servidas tratadas en la Región Metropolitana fue de 362,4 millones de m³. Esta cifra equivale a la depuración de cerca del 70% de las aguas residuales generadas en toda la zona de concesión de la Compañía.

IV. Sewage treatment

The volume of sewage treated in Greater Santiago amounted to 337 million m³ in 2006. Of this, 107 million m³ was treated at the El Trebal plant and 228.3 million m³ at the La Farfana plant.

The volume of sewage treated at peripheral localities was more than 25 million m³.

The total volume of sewage treated in the Metropolitan Region was 362.4 million m³, the equivalent of treating about 70% of the sewage generated in the whole of the Company's concession zone.



Tratamiento de aguas servidas Gran Santiago (millones de m^3) / *Treatment of sewage in Greater Santiago (million m^3)*


14,8
13,8
8,7
11,2
27,2
61,8
239,3
228,2
228,3
2002
2003
2004
2005
2006
El Trebal
Otros (*) / *Others (*)*
La Farfana

(*) Incluye plantas Aguas Manquehue, Santiago Poniente y localidades / *Includes sewage treatment plants of Aguas Manquehue, West Santiago and peripheral localities.*

En el marco del Plan de Saneamiento llevado a cabo por la Compañía, en el ejercicio se comenzó la construcción de la Planta de Tratamiento de Aguas Servidas Melipilla en localidades. Esta instalación, cuya entrada en operación está programada para el primer semestre de 2008, contará con una capacidad de tratamiento de 192 litros por segundo y reemplazará las operaciones de las plantas Cexas y Esmeralda.

Además, se obtuvo la aprobación de los estudios de impacto ambiental para las nuevas plantas de saneamiento de Til-Til, Buin-Maipo y Melipilla. Junto a ello, se presentó ante la Comisión Nacional del Medio Ambiente (CONAMA) el estudio de impacto ambiental para el proyecto Mapocho Urbano Limpio, que nos permitirá en un mediano plazo aumentar nuestra cobertura de tratamiento por sobre un 80%.

Within the framework of the Sanitation Plan carried out by the Company, the construction of the Melipilla sewage treatment plant was begun during the year. This installation, which is expected to start operating during the first half of 2008, will have a treatment capacity of 192 liters per second and replace the operations of the Cexas and Esmeralda plants.

The environmental impact assessments were also approved for the new Til-Til, Buin-Maipo and Melipilla sewage plants. The National Environmental Corporation (CONAMA) was also presented with an environmental assessment for the Mapocho Urban Cleaning project which will enable us to increase our sewage treatment coverage to over 80% in the medium term.

File N° 82-35046

Inversiones del período

Durante el ejercicio 2006, el total de inversiones de la Compañía alcanzó los $37.889 millones. De esta cifra, $36.842 millones correspondieron a inversiones en filiales sanitarias y $1.047 millones a filiales no sanitarias.

Las obras en instalaciones de agua potable ascendieron a $19.194 millones, principalmente para proyectos de distribución. En disposición y recolección de aguas servidas se invirtieron $13.882 millones. De estos, $2.328 millones fueron destinados para la construcción de la Planta de Tratamiento de Aguas Servidas Melipilla.

En resumen, del total de las inversiones de filiales, el 64% correspondió a inversión de expansión, involucrando recursos por $24.249 millones.

Investments during the year

The Company's total investments during 2006 amounted to Ch$37,889 million. Of this, Ch$36,842 million were related to investments in sanitation subsidiaries and Ch$1,047 million in non-sanitation subsidiaries.

Water installation works accounted for Ch$19,194 million, principally for distribution projects. A further Ch$13,882 million was invested in the collection and disposal of sewage. Of this, Ch$2,328 million were invested in the construction of the Melipilla sewage treatment plant.

In summary, of the total investments in subsidiaries, 64% were related to expansion investments, involving resources of Ch$24,249 million.

Inversiones según uso de fondo (*) / ***Investment breakdown (*)***



MM$ / Million CLP
4.441
76.606
4.659
9.285
3.195
2002
5.189
56.290
8.302
6.393
3.221
2003
3.673
11.773
8.792
6.559
3.016
2004
3.252
6.249
4.529
10.378
5.745
2005
4.814
7.458
6.423
15.480
3.714
2006
Producción de agua potable / Water production
Distribución de agua potable / Water distribution
Recolección de aguas servidas / Sewage collection
Disposición de aguas servidas / Sewage disposal
Otras / Others

(*) Cifras expresadas en millones de pesos al 31 de diciembre de los períodos respectivos / *Figures in Chilean pesos (millions) as of December 31 of each year.*



Servicio al cliente

Durante el ejercicio se incorporaron herramientas tecnológicas para otorgar mayor eficiencia en el trabajo en terreno; en la gestión comercial, se desarrollaron iniciativas para aumentar la confianza en los cobros y disminuir el impacto negativo del corte de suministro por deuda; y en la gestión de canales, se añadieron 26 nuevos terminales de autoservicio en las agencias comerciales. Asimismo, la Compañía inauguró un moderno centro de atención en la Zona Maipo para atender en forma más expedita y cómoda a los clientes de la provincia de Talagante.

Al 31 de diciembre de 2006, el número de clientes con servicio de agua potable fue de 1.550.008, lo que implica un incremento de 3,15% con respecto al período anterior. En el servicio de alcantarillado, los clientes sumaron 1.520.662, lo que refleja un 3,14% de aumento en relación a 2005.

Del total de clientes de agua potable, un 6,9% equivalente a 106.674, correspondieron a clientes con subsidio, factor que favorece una conducta de pago estable y un menor nivel de incobrabilidad para la Compañía.

Customer service

Technological tools were introduced during the year to provide greater efficiency in on-site work; in the commercial area, initiatives were developed for increasing confidence in charges and reducing the negative impact of supply cuts due to non-payment; and in the channels area, 26 new self-service terminals were added to the commercial offices. The Company also inaugurated a modern service center in the Maipo zone to attend customers in the Talagante area more efficiently and conveniently.

As of December 31, 2006, the number of customers with the water service was 1,550,008, implying an increase of 3.15% compared to the previous year. The sewage service customers reached 1,520,662 a 3.14 % increase compared to 2005.

Of the water customers, 6 9%, equivalent to 106,674, are customers who receive a subsidy, a factor that favors stable payments and a lower level of bad debts for the Company.

Dotación de personal

Al 31 de diciembre de 2006, la dotación de personal de la Compañía fue de 1.444 colaboradores.

Personnel

As of December 31, 2006, the Company's personnel totaled 1,444.

Dotación total (IAM y filiales) / *Total personnel (IAM and subsidiares)*

	IAM	Aguas Andinas y filiales / *Aguas Andinas and subsidiares*	Consolidado / *Consolidated*
Gerentes y ejecutivos principales / *Managers & senior executives*	3	66	69
Profesionales y técnicos / *Professional & technicians*	2	831	833
Trabajadores / *Workers*	-	542	542
Total	5	1.439	1.444

Medio ambiente

La preocupación por el medio ambiente, por su respeto y conservación, son principios centrales en la operación de IAM. La política medioambiental de la Compañía insta a lograr un mejoramiento continuo de los procesos y servicios, a través de los conceptos de sustentabilidad y desarrollo.

Dentro de ese contexto, durante el año se registraron acciones concretas para fomentar el cuidado de la naturaleza junto a la calidad de vida de los habitantes de la Cuenca de Santiago.

Una de ellas fue el desarrollo e inauguración del Parque Natural Aguas de Ramón, área precordillerana de 3.300 hectáreas, abierto a la comunidad e implementado con circuitos de senderos y un centro de educación e información ambiental. Este parque, el más grande de la Región Metropolitana, fue posible gracias a un trabajo conjunto entre la Empresa, la asociación de municipalidades Protege y la Corporación Nacional Forestal (CONAF), en terrenos cedidos en comodato por CORFO.

Asimismo, durante el segundo semestre de 2006 se presentó el estudio de impacto ambiental del proyecto Mapocho Urbano Limpio, iniciativa que contempla la construcción y operación de un colector interceptor de 28,5 kilómetros, que permitirá eliminar las 21 descargas de aguas servidas que actualmente se vierten en el río Mapocho en su paso por la ciudad de Santiago.

The Environment

Concern for the environment, and its respect and conservation, are central principles in the operation of IAM. The Company's environmental policy requires the continuous improvement of processes and services, through sustainability and development concepts.

Within this context, concrete actions were taken during the year to motivate care for nature as well as the quality of life of the inhabitants of the Santiago Basin

One of these was the development and inauguration of the Aguas de Ramón Nature Park, a mountain foothill area of 3,300 hectares, open to the community and equipped with footpaths and an environmental education and information center. This park, the largest in the Metropolitan Region, was possible thanks to a joint effort between the Company, the association of municipalities Protege and the National Forestry Commission (CONAF), on land provided by CORFO.

In the second half of the year, the environmental impact assessment was presented for the Mapocho Urban Cleaning project, an initiative contemplating the construction and operation of a 28.5 kilometer interceptor drain to eliminate 21 sewage discharges that are currently dumped into the river Mapocho as it passes through the city of Santiago.




File N° 82-35046
FINANCIAL ASPECTS

Durante el ejercicio 2006, se consolidó la gestión financiera del Grupo al finalizar con éxito el proceso de reestructuración de pasivos de Aguas Andinas y filiales iniciado el segundo semestre de 2005. En detalle, a través de un canje de bonos, se efectuó el refinanciamiento de un 58% de las obligaciones con el público, lo que representa aproximadamente el 36% de la deuda financiera de la Compañía, equivalente a 5 millones de UF. Mediante esta operación se extendió la duración media de la deuda desde 2,3 años a 8,7 años.

La composición de sus fuentes de financiamiento permitió a la Empresa solventar sus operaciones y plan de inversiones, junto con disminuir de manera significativa los gastos financieros del período.

Asimismo, en el transcurso del período, IAM vendió 67.308.616 acciones serie A de Aguas Andinas S.A., equivalentes al 1,1% de las acciones suscritas y pagadas, a un precio promedio de $182 por acción. Luego de esta transacción, Inversiones Aguas Metropolitanas se mantuvo como único controlador en Aguas Andinas con el 50,102% de la propiedad. Los fondos recaudados fueron traspasados íntegramente a los accionistas de IAM a través de una reducción de capital efectuada en el mes de junio.

Finalmente, el comportamiento de las acciones de IAM sumado al desempeño de la Compañía, determinaron que las empresas clasificadoras de riesgo Feller Rate y Humphreys elevaran la clasificación desde Primera Clase Nivel 4 a Primera Clase Nivel 3.

Inversiones y financiamiento

Durante el ejercicio, las inversiones de IAM correspondieron principalmente a la ejecución de obras de expansión, las que representaron un 63,6%. Adicionalmente, se invirtieron recursos en reposición de activos operacionales existentes y en la implementación de desarrollos tecnológicos. Asimismo, la Compañía efectuó inversiones financieras en instrumentos de bajo riesgo.

En cuanto al financiamiento, a comienzos del ejercicio se realizó el rescate de bonos serie D de la filial Aguas Andinas, a través de la emisión de bonos serie F de la misma sociedad.

During 2006, the financial management of the Group was consolidated with the successful completion of the debt refinancing program of Aguas Andinas and its subsidiaries, wich begun in the second half of 2005. Through a bond exchange, 58% of the bonds outstanding were refinanced, representing approximately 36% of the Company's financial debt, equivalent to UF 5 million. This operation extended the average life of the debt from 2.3 years to 8.7 years.

The composition of its sources of finance enabled the Company to cover its operations and investment plan while significantly reducing the financial expenses for the year.

Also during the year, IAM sold 67,308,616 Series A shares in Aguas Andinas S.A., equivalent to 1.1% of the subscribed and paid shares, at an average price of Ch$182 per share. Following this transaction, Inversiones Aguas Metropolitanas remained as the sole controller of Aguas Andinas with a 50.102% shareholding. The sale proceeds were fully transferred to the shareholders through a capital reduction made in June.

Finally, the performance of the IAM shares couples with the Company's performance, resulted in the credit-rating agencies Feller Rate and Humphreys raising our rating from First Class Level 4 to First Class Level 3.

Investments and financing

IAM's investments during the year were related mainly to expansion works, which represented 63.6% of the total. Investments were also made in replacing operating assets and introducing technological improvements. The Company also makes financial investments in low-risk instruments.

Regarding financing, the Series D bonds of the subsidiary Aguas Andinas were redeemed at the beginning of the year through a new issue of Series F bonds by that company.

La refinanciación se realizó a través de un proceso de canje, en el que se informó el rescate obligatorio de los bonos serie D, efectuado el 9 de enero de 2006. Alternativamente, la sociedad realizó una oferta de canje de bonos serie D por nuevos bonos serie F, que se realizó el 3 de enero de 2006. La relación de intercambio ofrecida fue de 0,867034 bonos serie D por cada bono serie F. La nueva emisión de la serie F correspondió a UF5.000.000, a un plazo de 21 años, a tasa carátula de 4,15% anual, con pago de intereses en cupones semestrales y amortización a partir del año 2008.

La filial Aguas Cordillera realizó, el 2 de enero de 2006, un rescate anticipado de los bonos series B y E. El monto total de rescate se realizó en base a su valor nominal vigente más los intereses devengados a la fecha.

Finalmente, se obtuvo financiamiento a través de aportes financieros reembolsables por $13.926 millones, emitidos en UF más tasa fija, con vencimientos entre 10 y 15 años.

Política de dividendos

En cumplimiento a lo ordenado en la circular 687 de la Superintendencia de Valores y Seguros, en la Junta Ordinaria de Accionistas celebrada el 27 de abril de 2006 se informó la Política de dividendos de la Sociedad que se encuentra establecida en los estatutos.

En síntesis consiste en repartir el 30% de las utilidades líquidas distribuibles del ejercicio, salvo acuerdo unánime de los accionistas disponiendo distribuir un porcentaje menor. No obstante, si la suma de las distribuciones de dividendos o de capital percibidos en dinero por la Sociedad de su filial Aguas Andinas S.A. durante dicho ejercicio, menos los gastos operacionales y no operacionales y provisiones del ejercicio que corresponda realizar según las normas contables aplicables, es una cantidad que excede al 30% antes señalado, entonces la Sociedad deberá distribuir como dividendo adicional ese excedente dentro de los 60 días hábiles siguientes a la respectiva Junta Ordinaria de Accionistas, hasta el monto total de las utilidades líquidas distribuibles del ejercicio, salvo que la referida junta con el acuerdo de dos terceras partes de las acciones emitidas con derecho a voto, acuerde distribuir un monto menor, el que en ningún caso podrá ser inferior al treinta por ciento ya citado.

The refinancing was carried out through an exchange process in which the obligatory redemption of the Series D bonds was notified, made on January 9, 2006. Alternatively, the Company made an offer to exchange Series D bonds for new Series F bonds, which was done on January 3, 2006. The exchange terms offered were of 0.867034 D bonds for each F bond. The new Series F issue amounted to UF5 million, with a term of 21 years and an annual interest coupon of 4.15%, with semi-annual interest payments and repayments of principal starting in 2008.

The subsidiary Aguas Cordillera redeemed in advance its Series B and Series E bonds on January 2, 2006. The total amount of the redemption was made based on their nominal value outstanding plus accrued interest to that date.

Financing was also obtained through reimbursable financial contributions of Ch$13,926 million, issued in UF plus a fixed rate and with terms of between 10 and 15 years.

Dividend policy

As required by Circular 687 of the Superintendency of Securities and Insurance, the ordinary shareholders meeting held on April 27, 2006 was informed of the Company's dividend policy which is set out in its bylaws.

In brief, this consists of distributing 30% of the distributable net income for the year, except with the unanimous agreement of the shareholders to distribute a lower percentage. However, if the sum of the dividend or capital distributions received in cash by the Company from its subsidiary Aguas Andinas S.A. during that year, less operating and non-operating expenses and provisions for the year to be made in accordance with applicable accounting standards, is an amount that exceeds the 30% mentioned, then the Company should distribute such excess as an additional dividend within 60 business days of the respective Ordinary Shareholders Meeting, up to the total amount of the net distributable income for the year, unless the meeting with the consent of two-thirds of the issued shares with voting rights agrees to distribute a lower amount, which in no event may be less than the thirty percent mentioned.

Dividendos pagados por acción / *Dividends paid per share*

$ por acción *Ch$ per share*	2005	2006
Valor libro / *Book value*	492,13	470,68
Utilidad / *Net income*	17,10	22,62
Monto pagado / *Amount paid*	10,965 [1]	20,1074 [2]

(Cifras expresadas en moneda de la fecha de pago / *Figures in pesos of the payment dates*).

(1) Corresponde a un dividendo provisorio de $10,965 por acción, a cuenta de la utilidad de 2005, pagado el 27 de septiembre de 2005 / *Relates to an interim dividend of Ch$10.965 per share against the net income for 2005, paid on September 27, 2005.*

(2) Incluye dos ítems: un dividendo de $5,9744 por acción –correspondiente al reparto de utilidad del año 2005, pagado el 29 de mayo de 2006–; y un dividendo provisorio de $14,133 por acción, a cuenta de la utilidad de 2006, pagado el 27 de octubre ese mismo año / *Includes two items: a dividend of Ch$5.9744 per share, being the distribution of the net income for 2005 and paid on May 29, 2006, and an interim dividend of Ch$14.133 per share, against the net income for 2006, paid on October 27, 2006.*

Reducción de capital

Debido al efecto de la amortización del menor valor de inversiones, la utilidad distribuible de IAM es menor a los dividendos percibidos desde su filial Aguas Andinas. Por lo tanto, para distribuir los excesos de caja es necesario realizar una reducción del capital de la sociedad.

De acuerdo a lo anterior, en la Junta Extraordinaria de Accionistas, celebrada el 27 de abril de 2006, se acordó repartir a los accionistas, a prorrata de sus acciones, la suma de $33.609.900.000, con cargo a disminución de capital. De esta manera, el 15 de junio de 2006 se efectuó el pago de $33,6099 pesos por acción.

Reduction of capital

Due to the effect of the amortization of goodwill, IAM's distributable income is less than the dividends received from Aguas Andinas. Therefore in order to distribute the excesses of cash, it is necessary to make a capital reduction.

The extraordinary shareholders meeting held on April 27, 2006 therefore agreed to distribute to shareholders, pro rate to their shares, the sum of Ch$33,609,900,000 as a capital reduction. The respective payment of Ch$33.6099 per share was therefore made on June 15, 2006.

Utilidad distribuible / *Distributable income*

	M$ / *ThCh$*
Utilidad líquida del ejercicio 2006 / *Net income for 2006 (*)*	22.617.915
Utilidades acumuladas / *Reserve for future dividends*	303.944
Dividendos provisorios a cuenta de la utilidad del año 2006 / *Interim dividends against the net income for 2006*	(14.076.468)
Utilidad distribuible remanente / *Remaining distributable income*	8.845.391
% de dividendos repartidos sobre las utilidades distribuibles / *% of dividends distributed compared to distributable income*	62,24%

(*) Utilidad deducida por el mayor valor generado por la filial Gestión y Servicios S.A., equivalente a M$69 / *Income deduced by the greater value generated by the subsidiary Gestión y Servicios S.A., equivalent to ThCh$69.*




GENERAL INFORMATION

Inversiones Aguas Metropolitanas S.A.

Nombre : Inversiones Aguas Metropolitanas S.A.
Domicilio legal : El Golf 40, piso 13, Santiago, Chile.
R.U.T. : 77.274.820-5
Teléfono : (56-2) 280 5000
Fax : (56-2) 280 5001
Giro : Inversión en acciones de la sociedad anónima chilena denominada Aguas Andinas S.A.; y la prestación de toda clase de asesorías, consultorías y servicios relativos a la transferencia de tecnología y know how, asistencia técnica, administración de negocios y proyectos, en especial, los relacionados con la gestión y operación de negocios relativos al giro sanitario.

Inscripción en
Registro de Valores: N° 0912, con fecha 19 de agosto de 2005.

Información accionistas
Depósito Central de Valores
Dirección : Huérfanos 770, piso 22.
Teléfono : (56-2) 393 9003
Fax : (56-2) 393 9101

Oficinas de la Compañía
Dirección : Avda. Presidente Balmaceda 1398, piso 14.
Teléfono : (56-2) 496 2306
Fax : (56-2) 496 2309
Correo electrónico : inversionista@aguasmetropolitanas.cl

Constitución legal de la Empresa

Inversiones Aguas Metropolitanas S.A. se constituyó como sociedad anónima abierta por escritura pública de 15 de julio de 2005, otorgada en la Notaría de Santiago de don Iván Torrealba Acevedo. Inversiones Aguas del Gran Santiago S.A. y Ondeo Services Chile S.A., de común acuerdo y en su calidad de únicos socios de Inversiones Aguas Metropolitanas Limitada acordaron, de conformidad con lo dispuesto en los artículos 96 y siguientes de la Ley 18.046, reformar sus estatutos sociales cambiando su especie o tipo de sociedad, transformándola en una sociedad anónima que será la continuadora de su personalidad jurídica.

Un extracto de los estatutos fue publicado en el Diario Oficial el día 25 de julio de 2005.

Inversiones Aguas Metropolitanas S.A.

Name *: Inversiones Aguas Metropolitanas S.A.*
Legal address *: El Golf 40, 13th floor, Santiago, Chile.*
Tax N° *: 77.274.820-5*
Telephone *: (56-2) 280 5000*
Fax *: (56-2) 280 5001*
Corporate purpose *: Investment in the shares of the Chilean corporation called Aguas Andinas S.A.; and the provision of all kinds of advisory, consultancy and other services related to the transfer of technology and know-how, technical assistance, business and project management, especially with respect to the management and operation of businesses related to sanitation.*

Inscription in the
Securities Register*. N° 0912, on August 19, 2005.*

Shareholders information
Chilean Securities Depositary
Address *: Huérfanos 770, 22nd floor.*
Telephone *: (56-2) 393 9003*
Fax *: (56-2) 393 9101*

Company Offices
Address *: Avda. Presidente Balmaceda 1398, 14th floor.*
Telephone *: (56-2) 496 2306*
Fax *: (56-2) 496 2309*
E-mail *: inversionista@aguasmetropolitanas.cl*

Incorporation of the Company

Inversiones Aguas Metropolitanas S.A. was incorporated as an open corporation by public deed dated July 15, 2005 signed before the Santiago notary Iván Torrealba Acevedo. Inversiones Aguas del Gran Santiago S.A. and Ondeo Services Chile S.A., by mutual consent and as the only partners in Inversiones Aguas Metropolitanas Limitada, agreed, in accordance with clause 96 onward of Law 18,046, to amend the last-named's bylaws by transforming it into a corporation, to be its legal successor.

An extract of the bylaws was published in the Official Gazette on July 25, 2005.

Transacciones de acciones

Al 31 de diciembre de 2006, el capital social de Inversiones Aguas Metropolitanas S.A. está compuesto por 1.000.000.000 de acciones, totalmente suscritas y pagadas.

Transacción de acciones de accionistas mayoritarios

Durante el 2006 no se realizaron transacciones de acciones por parte de accionistas mayoritarios ni gerentes.

Durante el 2005 se realizaron las siguientes transacciones de acciones por parte de accionistas mayoritarios y gerentes:

Share transactions

As of December 31, 2006, the capital of Inversiones Aguas Metropolitanas S.A. is divided into 1,000,000,000 shares, all subscribed and paid.

Share transactions of the majority shareholders

There were no share transactions involving the majority shareholders or managers during 2006.

The following share transactions were made by the majority shareholders and managers during 2005:

Accionistas *Shareholders*	Fecha *Date*	Precio *Price*	Venta *Sale*	Compra *Purchase*	Monto ($) *Amount (Ch$)*	Relación *Relationship*
Inversiones Aguas del Gran Santiago S.A. (*)	18/Nov./2005	480	100.000.000		48.000.000.000	Acc. Mayoritario / Main Shareholder
Inversiones Aguas del Gran Santiago S.A. (*)	23/Nov./2005	480 (**)	135.000.000		64.800.000.000	Acc. Mayoritario / Main Shareholder
Ondeo Services Chile (*)	23/Nov./2005	480 (**)	199.000.000		95.520.000.000	Acc. Mayoritario / Main Shareholder
Giovano Suazo H.		480		10	4.800	Gerente General / Chief Executive Officer

(*) Estas transacciones corresponden al proceso de colocación secundaria de acciones llevada a cabo en el mercado local e internacional. Como consecuencia de este proceso, Ondeo Services Chile S.A. dejó de tener participación en la sociedad / *These transactions relate to the secondary share placement carried out on the local and international markets. As a result, Ondeo Services Chile S.A. ceased to have a holding in the Company.*

(**) Este precio se obtiene a partir del precio de venta de ADS, los cuales se componen de 20 acciones de US$18,35, considerando el tipo de cambio del 18 de noviembre de 2005 de 523,30 CLP/US$ / *This price is obtained from the sale price of the ADS which equates to 20 shares of US$18.35, considering the exchange rate on November 18, 2005 of Ch$523.30 per US$.*

Transacciones en mercado secundario / *Transactions in the secondary market*

Bolsa de Comercio de Santiago / *Santiago Stock Exchange*

2005	Precio promedio ($) *Average price (Ch$)*	Unidades *Units*	Monto ($) *Amount (Ch$)*
Total 4° trimestre / *Total 4th quarter*	$477,80	123.597.562	59.064.518.573
Año 2005 / *Year 2005*	**$477,80**	**123.597.562**	**59.064.518.573**

2006	Precio promedio ($) *Average price (Ch$)*	Unidades *Units*	Monto ($) *Amount (Ch$)*
Total 1° trimestre / *Total 1st quarter*	$499,10	32.751.495	16.346.207.019
Total 2° trimestre / *Total 2nd quarter*	$561,39	34.572.663	19.408.806.607
Total 3° trimestre / *Total 3rd quarter*	$587,44	26.128.415	15.348.996.456
Total 4° trimestre / *Total 4th quarter*	$624,77	37.124.191	23.193.953.377
Año 2006 / *Year 2006*	**$569,00**	**130.576.764**	**74.297.963.459**

File N° 82-35046

Bolsa de Corredores - Bolsa de Valores / *Valparaíso Stock Exchange*

2006	Precio promedio ($) *Average price (Ch$)*	Unidades *Units*	Monto ($) *Amount (Ch$)*
Total 1er trimestre / *Total 1st quarter*	$542,67	91.465	49.635.629
Total 2° trimestre / *Total 2nd quarter*	$553,15	147.370	81.517.460
Total 3er trimestre / *Total 3rd quarter*	$593,61	279.571	165.957.002
Total 4° trimestre / *Total 4th quarter*	$648,08	9.340	6.053.066
Año 2006 / *Year 2006*	**$574,45**	**527.746**	**303.163.157**

Bolsa Electrónica de Chile - Bolsa de Valores / *Chilean Electronic Exchange*

2005	Precio promedio ($) *Average price (Ch$)*	Unidades *Units*	Monto ($) *Amount (Ch$)*
Total 4° trimestre / *Total 4th quarter*	$468,96	33.285.114	15.609.377.382
Año 2005 / *Year 2005*	**$468,96**	**33.285.114**	**15.609.377.382**

2006	Precio promedio ($) *Average price (Ch$)*	Unidades *Units*	Monto ($) *Amount (Ch$)*
Total 1er trimestre / *Total 1st quarter*	$512,15	29.810.458	15.267.361.157
Total 2° trimestre / *Total 2nd quarter*	$548,11	17.974.628	9.851.990.419
Total 3er trimestre / *Total 3rd quarter*	$588,99	11.070.722	6.520.585.798
Total 4° trimestre / *Total 4th quarter*	$606,93	9.656.022	5.860.518.916
Año 2006 / *Year 2006*	**$547,36**	**68.511.830**	**37.500.456.290**

Remuneraciones del Directorio y Administración

En conformidad con lo dispuesto en la Ley N° 18.046, la Junta General Ordinaria de Accionistas, celebrada el 27 de abril de 2006, acordó la remuneración del directorio, del Comité de Directores y su presupuesto de gastos para el ejercicio 2006.

La remuneración del Directorio se divide en dos tipos: una fija mensual, por un valor de UF100 para el Presidente, UF80 para el Vicepresidente y UF60 para directores titulares y suplentes; y una variable, que se paga por asistencia a cada sesión, de UF140 para el Presidente, UF100 para el Vicepresidente, UF60 para directores titulares y UF60 para directores suplentes, cuando reemplacen a los titulares.

Las remuneraciones del Comité de Directores para el año 2006 fueron las siguientes: una remuneración fija mensual de UF25 y remuneración variable por asistencia a cada sesión de UF25. Además se acordó un presupuesto de gastos de UF1.000.

Directors' and Management remuneration

In accordance with Law 18,046, the ordinary shareholders meeting held on April 27, 2006 agreed the remuneration of the directors, and the Directors' Committee and its expense budget, for 2006.

The directors' remuneration is divided into two kinds: a fixed monthly fee, of UF100 for the Chairman, UF80 for the Vice Chairman and UF60 for the titular and alternate directors; and a variable fee payable for attending each meeting, of UF140 for the Chairman, UF100 for the Vice Chairman and UF60 for the titular directors. The alternate directors are paid UF60 on each occasion they replace the titular directors.

The remuneration of the Directors' Committee for 2006 was as follows: a fixed monthly fee of UF25 and a variable fee for attending meetings of UF25. The expense budget was agreed at UF1,000.

File N° 82-35046

El detalle de los montos pagados se indica en la siguiente tabla / *The amounts paid are shown below:*

(Miles de pesos / *Thousands of Ch$*)		Remuneraciones del Directorio *Directors' Remuneration*				Remuneraciones del Comité *Committee Remuneration*	
		Fija *Fixed*		Variable *Variable*		Comité de Directores *Directors' Committee*	
Director / *Director*	Cargo / *Position*	2006 M$	2005 M$	2006 M$	2005 M$	2006 M$	2005 M$
Angel Simón Grimaldos	Director titular (Presidente)	-	-	-	-	-	-
Alfredo Noman Serrano	Director titular (Vicepresidente)	11.369	-	14.669	-	6.418	-
Alain Chaigneau	Director titular	-	-	-	-	-	-
Joaquín Villarino Herrera	Director titular	-	-	-	-	-	-
Herman Chadwick Piñera	Director titular	8.801	-	8.801	-	6.418	-
Mario Marcel Collell	Director titular	8.801	-	7.701	-	-	-
Jaime Ravinet De la Fuente	Director titular	8.801	-	8.801	-	6.418	-
Josep Bagué Prats	Director suplente	-	-	-	-	-	-
Fernando Rayón Martín	Director suplente	-	-	-	-	-	-
Iván Yarur Sairafi	Director suplente	-	-	-	-	-	-
Ignacio Guerrero Gutiérrez	Director suplente	8.801	-	-	-	-	-
Juan Toro Rivera	Director suplente	8.801	-	1.101	-	-	-
Rodrigo Castro Fernández	Director suplente	8.801	-	-	-	-	-
Total		**64.175**	-	**41.073**	-	**19.254**	-

Nota: Los gastos del Directorio del período ascendieron a $34,1 millones / *Note: Director's expenses during the period amounted to Ch$34.1 million*

En calidad de Presidente del Directorio y miembro del Comité de Directores de la filial de Aguas Andinas S.A., el señor Alfredo Noman percibió las siguientes dietas (en miles de pesos):

As Chairman of the Board and member of the Directors' Committee of the subsidiary Aguas Andinas S. A., Alfredo Noman received the following allowances (in thousand Chilean pesos):

(Miles de pesos / *Thousands of Ch$*)		Remuneraciones del Directorio *Directors' Remuneration*				Remuneraciones del Comité *Committee Remuneration*	
		Fija *Fixed*		Variable *Variable*		Comité de Directores *Directors' Committee*	
Director / *Director*	Cargo / *Position*	2006 M$	2005 M$	2006 M$	2005 M$	2006 M$	2005 M$
Alfredo Noman Serrano	Director titular (Vicepresidente)	21.993	21.916	17.604	17.569	9.811	10.239

Adicionalmente, por concepto de remuneraciones, Inversiones Aguas Metropolitanas S.A. pagó al señor Alfredo Noman la cifra de M$42.727 y M$137.940 en los ejercicios 2006 y 2005, respectivamente.

In addition, Inversiones Aguas Metropolitanas S.A. paid to Alfredo Noman remuneration amounting to ThCh$42,727 and ThCh$137,940 in the years 2006 and 2005 respectively.



Ejecutivos principales

A diciembre de 2006, la nómina de gerentes y ejecutivos principales ascendió a 3 profesionales:

Senior executives

As of December 2006, the managers and senior executives numbered 3 professionals.

Nombre / *Name*	Cargo / *Position*
Alberto Martínez Lacambra	Gerente General / *Chief Executive Officer*
Giovano Suazo Hormazábal	Gerente / *Manager*
Patricio Acuña Solorza	Contador General / *General Accountant*

La remuneración total percibida durante el año fue de M$70.920 (1).

The total remuneration received during the year was ThCh$70,920 (1).

(1) Esta cifra no incluye la remuneración del señor Alfredo Noman, la cual se informa en la sección anterior de Remuneraciones del Directorio / *This figure does not include the remuneration of Alfredo Noman which is reported in the previous Directors' Remuneration section.*

Comité de Directores

Según lo dispuesto en el artículo 50 bis, inciso décimo, de la Ley 18.046 sobre sociedades anónimas, se informan a continuación las actividades que desarrolló el Comité durante el ejercicio anual 2006 y los gastos incurridos, incluidos los de sus asesores.

I. Integración del Comité

El Comité de Directores de Inversiones Aguas Metropolitanas S.A. estuvo integrado por los directores independientes del controlador Herman Chadwick Piñera y Jaime Ravinet De La Fuente, y por el director vinculado al controlador y Vicepresidente del Directorio, Alfredo Noman Serrano.

El Comité designó como Presidente a Herman Chadwick Piñera y Secretario a Joaquín Villarino Herrera.

Desde su constitución, el Comité tiene sesiones ordinarias una vez al mes para tratar las materias que le encomienda el artículo 50 bis de la Ley 18.046 y otras de interés general de la Compañía.

II. Principales actividades del año

Las principales actividades desarrolladas por el Comité durante el ejercicio anual terminado el 31 de diciembre de 2006, fueron las siguientes:

1. Examen de los informes de los auditores externos, balance y demás estados financieros de Inversiones Aguas Metropolitanas S.A., elaborados trimestral y semestralmente para su inclusión en la Ficha Estadística Codificada Uniforme (FECU) que se remite en dichos períodos a la Superintendencia de Valores y Seguros.
2. Examen del informe anual sobre contrato de Incorporación de Sistemas y Procedimientos Avanzados de Gestión y Operación (aporte tecnológico), celebrado entre Aguas Andinas S.A. e Inversiones Aguas Metropolitanas S.A.

Directors' Committee

As required by clause 50 bis, para. 10, of the Corporations Law 18,046, the following describes the activities of the Committee during 2006 and the expenses incurred, including those of their advisors.

I. Membership of the Committee

The Directors' Committee of Inversiones Aguas Metropolitanas S.A. comprised the directors independent of the controller, Herman Chadwick Piñera and Jaime Ravinet De La Fuente, and the director related to the controller and Vice-Chairman of the Board, Alfredo Noman Serrano.

The Committee appointed Herman Chadwick Piñera as Chairman and Joaquín Villarino Herrera as Secretary.

Since its formation, the Committee has held ordinary meetings once a month to discuss the matters entrusted to it by clause 50 bis of Law 18,046 and others of general interest to the Company.

II. Principal activities of the year

The principal activities of the Committee during the year ended December 31, 2006 were:

1. *Examination of the reports of the external auditors, balance sheet and other financial statements of Inversiones Aguas Metropolitanas S.A., prepared quarterly and semi-annually for inclusion in the "Ficha Estadística Codificada Uniforme (FECU)" (standardized official financial statements presentation) sent at those times to the Superintendency of Securities and Insurance.*
2. *Examination of the annual report on the contract for the incorporation of advanced management and operating systems and procedures (technological contribution) between Aguas Andinas S.A. and Inversiones Aguas Metropolitanas S.A.*



3. Examen de los antecedentes vinculados a la distribución de utilidades y disminución de capital de la Compañía.
4. Examen de los antecedentes de la distribución del dividendo provisorio de la Compañía.

III. Presupuesto y gastos del Comité de Directores

En Junta Ordinaria de Accionistas celebrada el 27 de abril de 2006 se fijó para el Comité de Directores un presupuesto anual de UF1.000, que no se utilizó.

Principales proveedores

Al 31 de diciembre de 2006, los principales proveedores de IAM, en base individual, son los siguientes:

- Sociedad General Aguas de Barcelona (*)
- Turismo Cocha S.A.
- Asesores en Viaje S.A.
- Hotelera Chile S.A.

(*) Empresa relacionada indirectamente a través de su accionista controlador. Mayores Antecedentes de transacciones con partes relacionadas están contenidos en la nota N° 5 de los Estados Financieros Individuales que forman parte de la presente memoria.

Regulación sanitaria

Los prestadores sanitarios están sujetos a la supervisión y regulación de la Superintendencia de Servicios Sanitarios (SISS), ente público creado en 1990 y sujeto a la supervigilancia del Presidente de la República, a través del Ministerio de Obras Públicas. La SISS tiene como principales funciones fiscalizar el cumplimiento de las normas que regulan a las empresas sanitarias, controlar la normativa ambiental relativa a la descontaminación de las aguas residuales y participar en los procesos de fijación tarifaria de los servicios sanitarios.

Las empresas de servicios sanitarios se rigen por las disposiciones de un conjunto de leyes y reglamentos que regulan el funcionamiento del sector, donde se destacan los siguientes cuerpos legales:

- **Ley General de Servicios Sanitarios** (DFL N° 382). Contiene las disposiciones que regulan el régimen de concesiones y la actividad de los prestadores de servicios sanitarios.

- **Reglamento de la Ley General de Servicios Sanitarios** (DS N° 1199). Establece las normas reglamentarias que permiten aplicar la Ley General de Servicios Sanitarios.

- **Ley de Tarifas de Servicios Sanitarios** (DFL N° 70). Contiene las disposiciones que regulan la fijación de tarifas de agua potable y alcantarillado y los aportes de financiamiento reembolsables.

3. Examination of the information related to the distribution of profits and capital reductions of the Company.
4. Examination of the information for the distribution of the Company's interim dividend.

III. Directors' Committee's budget and expenses

The ordinary shareholders meeting held on April 27, 2006 set an annual expense budget for the Directors' Committee of UF1,000, which was not used.

Principal suppliers

As of December 31, 2006, the principal suppliers of IAM (unconsolidated) are the following:

- *Sociedad General Aguas de Barcelona (*)*
- *Turismo Cocha S.A.*
- *Asesores en Viaje S.A.*
- *Hotelera Chile S.A.*

(*) Company indirectly related through its controlling shareholder. Further information on transactions with related parties is contained in Note 5 to the Financial Statements that are part of this Anual Report.

Sanitation regulations

The providers of sanitation services are subject to the supervision and regulatory authority of the Superintendency of Sanitation Services (SISS), a public entity created in 1990 and responsible to the President of the Republic through the Ministry of Public Works. The principle functions of the SISS are to ensure compliance with the rules regulating sanitation companies, control the environmental regulations concerning the decontamination of residual water and take part in the tariffs setting process for sanitation services

Sanitation service companies are governed by the provisions of a combination of laws and regulations covering the functioning of the sector, in particular the following:

- *General Sanitation Services Law (Decree 382). Regulates the concessions regime and the business of providers of sanitation services.*

- *General Sanitation Services Law Regulations (Decree 1199). Establishes the regulations for the application of the General Sanitation Services Law.*

- *Sanitation Services Tariffs Law (Decree 70). Regulates the setting of tariffs for water and sewage services and reimbursable financial contributions.*



- **Reglamento de la Ley de Tarifas de Servicios Sanitarios** (DS N° 453). Contiene las normas reglamentarias que permiten aplicar la Ley de Tarifas de Servicios Sanitarios, incluyendo la metodología de cálculo de tarifas y los procedimientos administrativos.

- **Ley que crea la Superintendencia de Servicios Sanitarios** (Ley N° 18.902). Establece las funciones de este servicio.

- **Ley de Subsidio al pago del consumo de agua potable y servicio de alcantarillado** (Ley N° 18.778). Establece un subsidio al pago del consumo de agua potable y alcantarillado.

Factores de riesgo

IAM presenta una favorable situación en términos de riesgo, debido principalmente a las características particulares del sector sanitario.

Riesgos operacionales

El negocio sanitario se caracteriza por su estacionalidad, lo que puede causar variaciones en los resultados de un trimestre a otro. Los mayores niveles de demanda e ingresos se registran durante los meses de verano (de diciembre a marzo), mientras que los menores coinciden con los meses invernales (de junio a septiembre).

Los procesos de captación y producción de agua potable dependen en gran medida de las condiciones climatológicas que se desarrollan en las cuencas hidrográficas. Factores como precipitaciones, temperatura, arrastre de sedimentos, entre otros, determinan la cantidad, calidad y continuidad de aguas crudas disponibles. Para enfrentar este riesgo, la Compañía dispone de importantes reservas de agua y, a la vez, ha desarrollado planes de contingencia, que permiten disminuir estos eventuales impactos negativos.

Riesgos financieros

Los ingresos de la Compañía se encuentran vinculados a la evolución de la moneda local. Por esto, su deuda se encuentra principalmente emitida en esta moneda.

Los pasivos financieros se componen aproximadamente de 80% de deuda a tasa fija. De este monto, un 80% corresponde a bonos de mediano y largo plazo, 13% a aportes financieros reembolsables y 7% a créditos de corto plazo. El 20% restante corresponde a deuda a tasa variable, compuesta principalmente por créditos con bancos nacionales.

- *Sanitation Services Tariffs Law Regulations (Decree 453). Contain the regulations for the application of the Sanitation Services Tariffs Law, including the methodology for the calculation of tariffs and the administrative procedures.*

- *Law creating the Superintendency of Sanitation Services (Law 18,902). Establishes the functions of this service.*

- *Law of payment subsidy for consumption of water and the sewage service (Law 18,778). Establishes a payment subsidy for the consumption of water and the sewage service.*

Risk factors

IAM shows a favorable situation in terms of risk, mainly due to the particular characteristics of the sanitation sector.

Operating risks

The sanitation business is characterized by its seasonality which can cause variations in the results from one quarter to another. The highest levels of demand and revenues occur during the summer months (December to March), while the lowest coincide with the winter months (June to September).

The abstraction and production of water depend to a large extent on weather conditions in the water basins. Factors like rainfall, temperature, sediment flows, etc. determine the volume, quality and continuity of available raw waters. To cover this risk, the Company has large reserves of water and also has contingency plans for reducing these potential negative impacts.

Financial risks

The Company's revenues are related to changes in the local currency. Its debt therefore is mainly denominated in this currency.

Its financial debt is made up approximately by 80% of fixed rate debt. Of this, 80% corresponds to medium and long term bonds, 13% to reimbursable financial contributions and 7% to short-term loans. The remaining 20% relates to variable-rate debt, mainly borrowings from banks in Chile.



Hechos Relevantes

1. **Con fecha 1 de marzo de 2006** se informó a la Superintendencia de Valores y Seguros que en sesión celebrada el 28 de febrero de 2006, el Directorio de la Sociedad acordó por unanimidad:

   a. Dejar sin efecto la citación a Junta Extraordinaria de Accionistas acordada en sesión de Directorio del 14 de diciembre de 2005 y que debía celebrarse el 8 de marzo de 2006 con el objeto de renovar el Directorio provisorio de la Compañía. El acuerdo de citación se informó a esa Superintendencia el 14 de diciembre de 2005 y los avisos correspondientes se publicaron en el Diario Financiero los días 17, 20 y 21 de febrero de 2006.

   b. Citar a Junta Ordinaria de Accionistas para el 27 de abril de 2006, a las 11:00 horas, en Avenida Presidente Balmaceda Nº 1398, piso 10, Santiago. Las materias a tratar en dicha junta son las siguientes:

   a) Examen de la situación de la sociedad y de los informes de los auditores externos y la aprobación o rechazo de la memoria, balance, estados y demostraciones financieras presentados por la administración.
   b) La distribución de las utilidades del ejercicio y el reparto de dividendos.
   c) La revocación del directorio provisorio y elección de la totalidad de sus miembros titulares y suplentes.
   d) La designación de auditores externos y clasificadores de riesgo.
   e) En general, cualquier materia de interés social que no sea propia de la Junta Extraordinaria de Accionistas.

   c. Citar a Junta Extraordinaria de Accionistas para el 27 de abril de 2006, a celebrarse inmediatamente después del término de la junta ordinaria referida en el punto anterior, en Avenida Presidente Balmaceda Nº 1398, piso 10, Santiago. El objeto es someter a la asamblea a una proposición del Directorio a efectuar una disminución del capital de la Sociedad, en el monto, tiempo y forma que determine la Junta.

2. **Con fecha 23 de marzo de 2006** se informó a la Superintendencia de Valores y Seguros, que en sesión celebrada el 22 de marzo de 2006, el directorio de la sociedad acordó por unanimidad:

   a. Someter a la aprobación de la Junta Ordinaria de Accionistas, a celebrarse el 27 de abril de 2006, entre otras materias, la proposición del Directorio de repartir un dividendo definitivo por un monto de M$5.974.400 equivalente a $5,9744 por acción, proponiendo como fecha de pago el 29 de mayo de 2006.

Material information

1. *On March 1, 2006 the Superintendency of Securities and Insurance was informed that the Board on a meeting held on February 28, 2006 agreed unanimously.*

   a. To cancel the notification of an extraordinary shareholders meeting agreed at the Board meeting of December 14, 2005 and to be held on March 8, 2006, to renew the provisional Board of the Company. The agreement to call the meeting was reported to the Superintendency on December 14, 2005 and the corresponding notifications were published in the Diario Financiero on February 17, 20 and 21, 2006.

   b. To call the ordinary shareholders meeting for April 27, 2006 at 11.00 hours at Av. Presidente Balmaceda 1398, 10th floor, Santiago. The agenda for this meeting is as follows:

   a) Examination of the position of the Company and the reports of the external auditors and the approval or rejection of the annual report, balance sheet and financial statements and analysis presented by the management.
   b) The distribution of the net income for the year and the distribution of dividends.
   c) The revocation of the provisional Board and election of all the titular and alternate directors.
   d) The appointment of the external auditors and credit-rating agencies.
   e) In general, any matter of corporate interest that is not reserved for an extraordinary shareholders meeting.

   c. To call an extraordinary shareholders meeting for April 27, 2006 to be held immediately following the end of the ordinary meeting referred to above, at Av. Presidente Balmaceda 1398, 10th floor, Santiago. The purpose is to submit to the meeting a Board proposal to make a capital reduction of the Company for an amount, at the time and in the form determined by the meeting.

2. *On March 13, 2006 the Superintendency of Securities and Insurance was informed that the Board, at its meeting held on March 22, 2006, had unanimously agreed to:*

   a. Submit for the approval of the ordinary shareholders meeting to be held on April 27, 2006, the Board proposal to distribute a final dividend amounting to ThCh$5,974,400, equivalent to Ch$5.9744 per share, payable on May 29, 2006.

b. Someter a la consideración de la Junta Extraordinaria de Accionistas, a celebrarse el 27 de abril de 2006, la proposición del Directorio a disminuir el capital social de la Compañía en M$21.959.900, así como a repartir a los accionistas a prorrata de sus acciones, con cargo a la disminución de capital propuesta, correspondiendo $21,9599 por acción. Asimismo acordó proponer que se faculte al Directorio para que fije la fecha de dicho pago, la que no podrá ser posterior al 30 de junio de 2006.

3. **Con fecha 5 de abril de 2006** se informó a la Superintendencia de Valores y Seguros que el Directorio de la Compañía, en sesión extraordinaria celebrada el 4 de abril de 2006 en Barcelona, España, acordó:

a. Autorizar la venta de 67.308.616 acciones serie A de Aguas Andinas S.A., equivalentes al 1,1% del total de las acciones suscritas y pagadas de dicha sociedad, estableciendo como precio mínimo de venta por acción la suma de $182. En consecuencia, luego de la operación antes indicada, la participación de Inversiones Aguas Metropolitanas S.A. en Aguas Andinas S.A. disminuirá en 1,1 %, manteniendo el control de dicha sociedad con el 50,102% de su propiedad, esto es 3.065.744.510 acciones serie A.

b. Modificar el acuerdo adoptado en sesión de Directorio celebrada el 22 de marzo de 2006, en orden a que se someta a consideración de la Junta Extraordinaria de Accionistas citada para el 27 de abril de 2006 una propuesta de disminución de capital de hasta M$33.609.900, mediante la correspondiente modificación de los estatutos sociales y pago en dinero a los accionistas, a prorrata de su participación en el capital social.

4. **Con fecha 27 de abril de 2006** se informó a la Superintendencia de Valores y Seguros que:

a. En la Junta Ordinaria de Accionistas, celebrada el 27 de abril de 2006, se adoptaron, entre otros, los siguientes acuerdos:

a) Distribuir el 100% de las utilidades líquidas obtenidas por la Compañía en el ejercicio 2005, las que ascienden a $17.103.980.871. Se hace presente que en conformidad con lo acordado por el Directorio, el 27 de septiembre de 2005 se repartió un dividendo provisorio por un monto actualizado al 31 de diciembre de 2005 de $11.129.475.000, equivalente al 65,07% de las utilidades líquidas del ejercicio, correspondiendo a esa fecha un dividendo de $10,965 por acción. Habiéndose repartido el dividendo provisorio ya citado, el total de utilidades a distribuir asciende a la suma de $5.974.400.000. La diferencia resultante de la operación efectuada para el cálculo del dividendo a pagar se asignará a la cuenta de utilidades acumuladas. Lo anterior significa que el dividendo N° 2 de la Compañía asciende a $5,9744 por acción, el cual será exigible el 29 de mayo de 2006.

b. Submit for the consideration of the extraordinary shareholders meeting to be held on April 27, 2006, the Board's proposal to reduce the Company's capital by ThCh$21,959,900, and distribute to the shareholders an amount of Ch$21.9599 per share, pro rata to their shareholdings, as a charge to the capital reduction. It was also agreed to propose that the Board be authorized to set the date for the payment which could not be later than June 30, 2006.

3. On April 5, 2006 the Superintendency of Securities and Insurance was informed that the Board, at its extraordinary meeting held on April 4, 2006, in Barcelona, Spain, had agreed to:

a. Authorize the sale of 67,308,616 Series A shares of Aguas Andinas S.A., equivalent to 1.1% of the total subscribed and paid shares of the company, setting a minimum sale price per share of Ch$182. Following the operation, the shareholding of Inversiones Aguas Metropolitanas S.A. in Aguas Andinas S.A. would reduce by 1 1 %, retaining control of the company with a 50.102% shareholding, i.e. 3,065,744,510 Series A shares.

b. Modify the agreement made at the Board meeting held on March 22, 2006 in order to submit to the consideration of the extraordinary shareholders meeting called for April 27, 2006 a proposal to reduce capital by up to ThCh$33,609,900 through the corresponding amendment of the bylaws and payment in cash to the shareholders, pro rata to their holdings in the capital.

4. On April 27, 2006 the Superintendency of Securities and Insurance was informed that:

a. The following were among the resolutions passed at the ordinary shareholders' meeting held today:

a) Distribute 100% of the Company's net income for the year 2005 amounting to Ch$17,103,980,871. The Board agreed on September 27, 2005 to pay an interim dividend amounting to Ch$11,129,475,000, equivalent to 65.07% of the net income for the year and corresponding to a dividend at that date of Ch$10.965 per share. Having distributed the above interim dividend, the total earnings to be distributed amount to Ch$5,974,400,000 The difference between the dividend paid and that to be paid will be charged to retained earnings. This means that the Company's dividend N° 2 will amount to Ch$5.9744 per share, payable from May 29, 2006.

b) Se procedió a la revocación del directorio actual y a la elección por un período estatutario íntegro, a las siguientes personas:

b) The present Board of directors was revoked and the following persons were elected for a full statutory period:

Directores titulares / *Directors*	Directores suplentes / *Alternate Directors*
Angel Simón Grimaldos (Presidente / *Chairman*)	Josep Bagué Prats
Alfredo Noman Serrano (Vicepresidente / *Vice Chairman*)	Fernando Rayón Martín
Alain Chaigneau	Iván Yarur Sairafi
Joaquín Villarino Herrera	Alberto Martínez Lacambra
Herman Chadwick Piñera	Ignacio Guerrero Gutiérrez
Mario Marcel Cullell	Juan Toro Rivera
Jaime Ravinet De la Fuente	Rodrigo Castro Fernández

De estos Directores, los cuatro primeros fueron elegidos con los votos del controlador y los tres últimos con los votos de los accionistas minoritarios.

Of these Directors, the first four were elected with the votes of the controller and the last three with the votes of the minority shareholders.

b. En Junta Extraordinaria de Accionistas, celebrada el 27 de abril de 2006, se adoptaron los siguientes acuerdos:

a) Disminuir el capital de la sociedad modificándose los artículos quinto y primero transitorio, según el texto que fuera aprobado por los accionistas.

b) Repartir a los accionistas, a prorrata de sus acciones, la suma de $33.609.900.000, con cargo a la disminución de capital aprobada, correspondiendo que se pague la suma de $33,6099 pesos por acción, según el mecanismo aprobado en esta Junta.

c) Facultar al Directorio de la Sociedad para que éste determine, luego de realizadas las formalidades requeridas por la ley, la fecha en la que deberá realizarse el reparto de capital aprobado, la que no podrá ser posterior al 31 de diciembre de 2006.

b. The extraordinary shareholders' meeting held on April 27, 2006 adopted the following resolutions:

a) To reduce the Company's capital, modifying the fifth and first transitory clauses, according to the text approved by the shareholders

b) To distribute to shareholders the sum of Ch$33,609,900,000, pro rata to their shareholdings, against the approved capital reduction, being the payment of Ch$33.6099 per share, according to the mechanism approved by this meeting.

c) To authorize the Board of the Company to determine, after completing the formalities required by law, the date on which the approved capital reduction will be made, but by no later than December 31, 2006.

5. Con fecha 29 de mayo de 2006 se informó a la Superintendencia de Valores y Seguros que en sesión celebrada el 29 de mayo de 2006, el Directorio de la Sociedad ha acordado por unanimidad lo siguiente:

a. Cambio de Gerente General: Deja el cargo Giovano Suazo Hormazábal y se nombra en su reemplazo a Alberto Martínez Lacambra.

b. Alberto Martínez renuncia al cargo de Director suplente de la sociedad.

5. On May 29, 2006 the Superintendency of Securities and Insurance was informed that the Board, at its meeting held on May 29, 2006, had unanimously agreed to:

a. Change of Chief Executive Officer: Giovano Suazo Hormazábal ceases in that position and is replaced by Alberto Martínez Lacambra.

b. Alberto Martínez resigns as an alternate Director of the Company.

c. Se constituyó el Directorio, quedando conformado de la siguiente forma:

c. The Board of directors is composed of the following members:

Directores titulares / *Directors*	Directores suplentes / *Alternate Directors*
Angel Simón Grimaldos	Josep Bagué Prats
Alfredo Noman Serrano	Fernando Rayón Martín
Alain Chaigneau	Iván Yarur Sairafi
Joaquín Villarino Herrera	
Herman Chadwick Piñera	Ignacio Guerrero Gutiérrez
Mario Marcel Cullell	Juan Toro Rivera
Jaime Ravinet De la Fuente	Rodrigo Castro Fernández

d. Se constituyó el Comité de Directorio, quedando conformado por las siguientes personas:

d. The Directors' Committee was constituted comprising the following persons:

Directores titulares / *Directors*	Directores suplentes / *Alternate Directors*
Jaime Ravinet De la Fuente	Rodrigo Castro Fernández
Herman Chadwick Piñera	Ignacio Guerrero Gutiérrez
Alfredo Noman Serrano	Fernando Rayón Martín

e. Se fijó el 15 de junio de 2006 como fecha para pagar la disminución de capital acordada en Junta Extraordinaria de Accionistas celebrada el 27 de abril de 2006.

e. The capital reduction agreed by the extraordinary shareholders' meeting held on April 27, 2006 will be paid on June 15, 2006

6. **Con fecha 27 de septiembre de 2006** se informó a la Superintendencia de Valores y Seguros que en sesión celebrada el 27 de septiembre de ese mismo año, el Directorio de la Sociedad ha acordado distribuir la suma de M$14.133.000, a cuenta de las utilidades del año 2006, en calidad de dividendo provisorio. En razón de lo anterior, el dividendo N° 4 de la Compañía ascenderá a $14,133 por acción y será exigible a partir del 27 de octubre de 2006.

6. On September 27, 2006 the Superintendency of Securities and Insurance was informed that the Board, at its meeting held on September 27, 2006, had agreed to distribute the sum of ThCh$14,133,000 against the net income for 2006 as an interim dividend. The Company's dividend N° 4 therefore will amount to Ch$14,133 per share and be payable from October 27, 2006.



STATEMENT OF LIABILITY

Los directores de Inversiones Aguas Metropolitanas S.A. y el Gerente General firmantes de esta declaración, se hacen responsables bajo juramento respecto de la veracidad de la información proporcionada en la presente Memoria Anual, en conformidad con lo dispuesto en la Norma de Carácter General N° 30 de la Superintendencia de Valores y Seguros.

The undersigned Directors and Chief Excecutive Officer of Inversiones Aguas Metropolitanas S.A. state under oath that the information contained in this Annual Report is true and accurate, assuming full responsibility therefore, in accordance with provisions in General Rule N° 30 issued by the Superintendency of Securities and Insurance.



Alfredo Noman Serrano
R.U.T.: 21.663.123-4
Vicepresidente / *Vice Chairman*



Joaquín Villarino Herrera
R.U.T.: 9.669.100-9
Director titular / *Director*



Herman Chadwick Piñera
R.U.T.: 14.709.659-3
Director titular / *Director*



Mario Marcel Cullell
R.U.T.: 7.012.402-5
Director titular / *Director*



Jaime Ravinet De La Fuente
R.U.T.: 4.665.925-2
Director titular / *Director*



Alberto Martínez Lacambra
R.U.T.: 21.930.272-K
Gerente General / *Chief Executive Officer*



File N° 82-35046

Al 31 de diciembre de 2006 y 2005

058

File N° 82-35046


060

File N° 82-35046

Deloitte.

Informe de los Auditores Independientes

A los señores Accionistas y Directores de
Inversiones Aguas Metropolitanas S.A.

Hemos auditado los balances generales consolidados de Inversiones Aguas Metropolitanas S.A. y Filiales al 31 de diciembre de 2006 y 2005 y los correspondientes estados consolidados de resultados y de flujo de efectivo por los años terminados en esas fechas. La preparación de dichos estados financieros consolidados (que incluyen sus correspondientes notas) es responsabilidad de la administración de Inversiones Aguas Metropolitanas S.A. Nuestra responsabilidad consiste en emitir una opinión sobre estos estados financieros consolidados, basada en las auditorías que efectuamos. El Análisis Razonado y los Hechos Relevantes adjuntos no forman parte integrante de estos estados financieros; por lo tanto, este informe no se extiende a los mismos.

Nuestras auditorías fueron efectuadas de acuerdo con normas de auditoría generalmente aceptadas en Chile. Tales normas requieren que planifiquemos y realicemos nuestro trabajo con el objeto de lograr un razonable grado de seguridad de que los estados financieros están exentos de errores significativos. Una auditoría comprende el examen, a base de pruebas, de evidencias que respaldan los importes e informaciones revelados en los estados financieros. Una auditoría también comprende una evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la administración de la Sociedad, así como una evaluación de la presentación general de los estados financieros. Consideramos que nuestras auditorías constituyen una base razonable para fundamentar nuestra opinión.

En nuestra opinión, los mencionados estados financieros consolidados presentan razonablemente, en todos sus aspectos significativos, la situación financiera de Inversiones Aguas Metropolitanas S.A. y Filiales al 31 de diciembre de 2006 y 2005 y los resultados de sus operaciones y el flujo de efectivo por los años terminados en esas fechas, de acuerdo con los principios de contabilidad generalmente aceptados en Chile.

Enero 30, 2007, excepto Nota 30 cuya fecha es febrero 28, 2007.



Amelia Hernández H.
RUT : 7.015.085-9

File N° 82-35046

Balances Generales Consolidados

Al 31 de diciembre de 2006 y 2005

ACTIVOS	2006 M$	2005 M$
Activos circulantes		
Disponible	131.710	424.869
Depósitos a plazo	-	409.249
Valores negociables (neto)	548.473	2.188.078
Deudores por venta (neto)	42.903.319	37.288.201
Documentos por cobrar (neto)	3.572.551	1.622.341
Deudores varios (neto)	191.637	6.482.461
Documentos y cuentas por cobrar empresas relacionadas	40.642	22.388
Existencias (neto)	1.664.009	952.257
Impuestos por recuperar	328.556	465.467
Gastos pagados por anticipado	276.044	480.009
Impuestos diferidos	1.059.604	801.653
Otros activos circulantes	1.931.252	22.642.453
Total activos circulantes	**52.647.797**	**73.779.426**
Activos fijos		
Terrenos	35.790.440	34.064.587
Construcciones y obras de infraestructura	999.585.748	983.601.218
Maquinarias y equipos	117.753.471	112.219.895
Otros activos fijos	20.407.547	20.099.280
Mayor valor por retasación técnica del activo fijo	4.893.914	4.918.576
Depreciación acumulada	(574.309.283)	(551.053.153)
Total activos fijos	**604.121.837**	**603.850.403**
Otros activos		
Menor valor de inversiones	329.339.208	361.110.196
Mayor valor de inversiones	(1.033)	(1.102)
Deudores a largo plazo	8.640.240	8.561.464
Intangibles	43.809.400	43.425.671
Amortización	(7.662.525)	(6.556.154)
Otros	14.493.305	9.861.481
Total otros activos	**388.618.595**	**416.401.556**
Total activos	**1.045.388.229**	**1.094.031.385**

Las notas adjuntas números 1 a 33 forman parte integral de estos estados financieros consolidados.

File N° 82-35046

PASIVOS Y PATRIMONIO	2006 M$	2005 M$
Pasivos circulantes		
Obligaciones con banco e instituciones financieras a corto plazo	18.031.799	20.671.402
Obligaciones con banco e instituciones financieras a largo plazo - porción corto plazo	14.317.270	6.609.601
Obligaciones con el público-porción corto plazo (bonos)	13.486.530	107.715.756
Cuentas por pagar	14.986.904	18.329.874
Documentos por pagar	438.138	1.259.641
Acreedores varios	1.242.092	1.372.452
Documentos y cuentas por pagar empresas relacionadas	1.659.009	3.970.177
Provisiones	17.991.330	15.982.916
Retenciones	7.475.625	6.832.533
Impuesto a la renta	213.021	1.898.852
Ingresos percibidos por adelantado	2.034.599	1.490.262
Otros pasivos circulantes	3.688	11.878
Total pasivos circulantes	**91.880.005**	**186.145.344**
Pasivos largo plazo		
Obligaciones con bancos e instituciones financieras	50.020.000	63.472.167
Obligaciones con el público largo plazo (bonos)	191.615.161	112.254.779
Documentos por pagar largo plazo	31.675.436	25.995.941
Acreedores varios largo plazo	1.060.746	1.630.705
Provisiones largo plazo	8.931.381	8.038.017
Impuestos diferidos a largo plazo	3.677.832	2.870.616
Otros pasivos a largo plazo	740.775	809.461
Total pasivos largo plazo	**287.721.331**	**215.071.686**
Interés minoritario	**195.111.772**	**190.347.376**
Patrimonio		
Capital pagado	461.826.633	496.075.120
Otras reservas	3.028	-
Utilidades acumuladas	303.944	291.888
Utilidad del ejercicio	22.617.984	17.463.165
Dividendos provisorios	(14.076.468)	(11.363.194)
Total patrimonio	**470.675.121**	**502.466.979**
Total pasivos y patrimonio	**1.045.388.229**	**1.094.031.385**

Las notas adjuntas números 1 a 33 forman parte integral de estos estados financieros consolidados.

File N° 82-35046

Estados de Resultados Consolidados

Al 31 de diciembre de 2006 y 2005

	2006 M$	2005 M$
Resultado de explotación		
Ingresos de explotación	232.143.012	219.623.370
Costos de explotación	(91.597.017)	(88.081.539)
Margen de explotación	140.545.995	131.541.831
Gastos de administración y ventas	(28.019.126)	(27.930.857)
Total resultado de explotación	112.526.869	103.610.974
Resultado fuera de explotación		
Ingresos financieros	5.014.967	5.654.714
Otros ingresos fuera de la explotación	7.601.753	5.992.133
Amortización menor valor de inversiones	(25.538.678)	(26.006.623)
Gastos financieros	(16.571.533)	(18.115.670)
Otros egresos fuera de la explotación	(2.036.901)	(570.402)
Corrección monetaria	1.581.053	1.705.288
Diferencias de cambio	60.763	18.128
Total resultado fuera de explotación	(29.888.576)	(31.322.432)
Resultado antes de impuesto a la renta e ítemes extraordinarios	82.638.293	72.288.542
Impuesto a la renta	(18.109.662)	(16.987.370)
Interés minoritario	(41.910.716)	(37.838.076)
Amortización mayor valor de inversiones	69	69
Utilidad del ejercicio	22.617.984	17.463.165

Las notas adjuntas números 1 a 33 forman parte integral de estos estados financieros consolidados.

File N° 82-35046

Estados de Flujo de Efectivo Consolidados

Al 31 de diciembre de 2006 y 2005

	2006 M$	2005 M$
Flujo neto originado por actividades de la operación		
Recaudación de deudores por ventas	274.583.240	261.720.246
Ingresos financieros percibidos	978.080	1.058.980
Otros ingresos percibidos	2.384.778	3.343.778
Pago a proveedores y personal	(96.825.474)	(94.387.701)
Intereses pagados	(13.949.099)	(14.168.176)
Impuesto a la renta pagado	(18.313.400)	(14.276.783)
Otros gastos pagados	(656.720)	(587.624)
I.V.A. y otros similares pagados	(30.392.448)	(26.490.470)
Total flujo neto originado por actividades de operación	**117.808.957**	**116.212.250**
Flujo neto originado por actividades de financiamiento		
Obtención de préstamos	94.076.470	74.631.486
Obligaciones con el público	4.451.906	29.475.742
Otras fuentes de financiamiento	16.451.226	16.101.560
Pago de dividendos	(18.639.918)	(41.275.131)
Reparto de capital	(33.912.345)	(25.726.043)
Pago de préstamos	(101.002.716)	(54.374.360)
Pago de obligaciones con el público	(16.988.282)	(61.879.894)
Pago de gastos por emisión y colocación de obligaciones con el público	(358.026)	-
Otros desembolsos por financiamiento	(51.468.442)	(58.367.061)
Total flujo neto originado por actividades de financiamiento	**(107.390.127)**	**(121.413.701)**
Flujo neto originado por actividades de inversión		
Ventas de activo fijo	119.868	1.719.667
Ventas de inversiones permanentes	12.411.178	219
Ventas de otras inversiones	-	(1)
Recaudación de otros préstamos a empresas relacionadas	-	55.928.633
Otros ingresos de inversión	-	(208)
Incorporación de activos fijos	(44.787.775)	(33.509.205)
Pago de intereses capitalizados	(830.097)	(699.108)
Inversiones permanentes	(3.980)	-
Otros préstamos a empresas relacionadas	-	(33.619.488)
Otros desembolsos de inversión	(28.597)	(980.207)
Total flujo neto originado por actividades de inversión	**(33.119.403)**	**(11.159.698)**
Flujo neto total del período	(22.700.573)	(16.361.149)
Efecto de la inflación sobre el efectivo y efectivo equivalente	(539.676)	(1.044.066)
Variación neta del efectivo y efectivo equivalente	(23.240.249)	(17.405.215)
Saldo inicial de efectivo y efectivo equivalente	24.518.603	41.923.818
Saldo final de efectivo y efectivo equivalente	**1.278.354**	**24.518.603**

Las notas adjuntas números 1 a 33 forman parte integral de estos estados financieros consolidados.

File N° 82-35046

Estados de Flujo de Efectivo Consolidados

Al 31 de diciembre de 2006 y 2005

Conciliación entre el flujo neto originado por actividades de la operación y la utilidad del ejercicio	2006 M$	2005 M$
Utilidad del ejercicio	**22.617.984**	**17.463.165**
Resultado en venta de activos	(2.736.735)	(1.617.799)
Utilidad en venta de activos fijos	(1.177.968)	(1.617.799)
Utilidad en venta de inversiones	(1.558.767)	-
Cargos (abonos) a resultado que no representan flujo de efectivo		
Depreciación del ejercicio	34.354.742	33.679.312
Amortización de intangibles	1.091.584	1.076.982
Castigos y provisiones	1.280.966	1.442.221
Amortización menor valor de inversiones	25.538.678	26.006.623
Amortización mayor valor de inversiones	(69)	(69)
Corrección monetaria neta	(1.581.053)	(1.705.288)
Diferencia de cambio neta	(60.763)	(18.128)
Otros abonos a resultado que no representan flujo de efectivo	(3.234.474)	(2.943.248)
Otros cargos a resultado que no representan flujo de efectivo	2.812.214	2.707.859
Total cargos (abonos) a resultado que no representan flujo de efectivo	**60.201.825**	**60.246.264**
Variación de activos que afectan al flujo de efectivo (aumentos) disminución		
Deudores por ventas	(5.750.326)	(3.158.289)
Existencias	(623.742)	348.401
Otros activos	(1.364.061)	(1.085.696)
Total variación de activos que afectan al flujo de efectivo (aumentos) disminución	**(7.738.129)**	**(3.895.584)**
Variacion de pasivos que afectan al flujo de efectivo aumentos (disminución)		
Cuentas por pagar relacionadas con el resultado de la explotación	(1.040.367)	(4.781.001)
Intereses por pagar	1.202.130	948.213
Impuesto a la renta por pagar (neto)	(888.696)	2.374.681
Otras cuentas por pagar relacionadas con el resultado fuera de explotación	2.439.631	3.356.152
I.V.A. y otros similares por pagar (neto)	1.840.598	4.280.083
Total variación de pasivos que afectan al flujo de efectivo aumentos (disminución)	**3.553.296**	**6.178.128**
Utilidad (pérdida) del interés minoritario	41.910.716	37.838.076
Flujo neto originado por actividades de la operación	**117.808.957**	**116.212.250**

Las notas adjuntas números 1 a 33 forman parte integral de estos estados financieros consolidados.

File N° 82-35046

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

1.- INSCRIPCIÓN EN EL REGISTRO DE VALORES

Inversiones Aguas Metropolitanas S.A., Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Dominicos S.A. y Aguas Manquehue S.A. se encuentran inscritas en el Registro de Valores de la Superintendencia de Valores y Seguros con los números 0912, 0346, 0369, 0389 y 0402 respectivamente. En consecuencia, estas Sociedades están bajo la fiscalización de dicha Superintendencia.

2.- CRITERIOS CONTABLES APLICADOS

a) Período contable

Los presentes estados financieros consolidados corresponden a los ejercicios comprendidos entre el 01 de enero y el 31 de diciembre de 2006 y 2005, respectivamente.

b) Bases de preparación

Los estados financieros consolidados han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en Chile emitidos por el Colegio de Contadores de Chile A.G. y las normas impartidas por la Superintendencia de Valores y Seguros.
En el caso que existan discrepancias entre los principios contables generalmente aceptados en Chile emitidos por el Colegio de Contadores de Chile A.G. y las normas impartidas por la Superintendencia de Valores y Seguros, para la Sociedad y sus filiales primarán las normas impartidas por la Superintendencia sobre las primeras.

c) Bases de presentación

Para fines comparativos, los estados financieros al 31 de diciembre de 2005 y sus respectivas notas, se presentan actualizados extracontablemente en un 2,1%.
Dicho porcentaje corresponde a la variación del Índice de Precios al Consumidor comprendida entre los últimos doce meses, con desfase de un mes.
Para efectos comparativos, algunas partidas de los estados financieros de 2005, han sido reclasificadas.

d) Bases de consolidación

Los estados financieros consolidados incluyen los activos, pasivos, resultados y flujos de efectivo de la Sociedad matriz y sus filiales, los saldos y las transacciones efectuadas entre las sociedades consolidadas han sido eliminadas y se ha reconocido la participación de los inversionistas minoritarios, la cual se presenta como interés minoritario.

		Porcentaje de participación			
		2006			2005
R.U.T.	Nombre sociedad	Directo %	Indirecto %	Total %	Total %
61.808.000-5	Aguas Andinas S.A.	50,1023	0,0000	50,1023	51,202
80.311.300-9	Aguas Cordillera S.A.	0,0000	99,9999	99,9999	99,9999
96.945.210-3	EcoRiles S.A.	0,0000	100,0000	100,0000	100,0000
96.828.120-8	Gestión y Servcios S.A.	0,0000	100,0000	100,0000	100,0000
96.568.220-1	Agua Los Dominicos S.A.	0,0000	99,9871	99,9871	99,9497
96.967.550-1	Análisis Ambientales S.A.	0,0000	100,0000	100,0000	100,0000
96.809.310-K	Comercial Orbi II S.A.	0,0000	99,9900	99,9900	100,0000
89.221.000-4	Aguas Manquehue S.A.	0,0000	100,0000	100,0000	100,0000
87.538.200-4	Hidráulica Manquehue Ltda.	0,0000	0,0000	0,0000	100,0000

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

e) Corrección monetaria

Los estados financieros consolidados han sido actualizados mediante la aplicación de las normas de corrección monetaria, de acuerdo con principios contables generalmente aceptados en Chile, con el objeto de reflejar la variación en el poder adquisitivo de la moneda en los ejercicios comprendidos entre el 01 de enero y 31 de diciembre de 2006 y 2005, correspondiente a un 2,1% y 3,6%, respectivamente, con desfase de un mes.

Además, los saldos de las cuentas de resultado fueron ajustados monetariamente para expresarlos a valores de cierre.

f) Bases de conversión

Los activos y pasivos en unidades de fomento y/o monedas extranjeras, se presentan a los respectivos valores y/o tipos de cambio vigentes al cierre de cada ejercicio, de acuerdo a las siguientes paridades:

	2006 $	2005 $
Dólar estadounidense	532,39	512,50
Unidad de Fomento	18.336,38	17.974,81
Euro	702,08	606,08

g) Depósitos a plazo

Los depósitos a plazo se presentan al valor del capital invertido, más los reajustes e intereses devengados al cierre de los estados financieros.

h) Valores negociables

Los valores negociables reflejan las inversiones en cuotas de fondos mutuos efectuadas por las sociedades, las cuales se presentan valorizadas al valor de rescate de dichas cuotas, a la fecha de cierre de los estados financieros.

i) Existencias

Los materiales se valorizan al costo de adquisición corregido monetariamente, el cual no excede a los respectivos costos de reposición al cierre de cada ejercicio.

Existe una provisión por obsolescencia de materiales prescindibles cuya permanencia en stock supera el período de un año sin movimiento.

j) Estimación deudores incobrables

La estimación de deudores incobrables se efectúa dependiendo de la antigüedad de las deudas, y de la recuperación histórica, según se detalla a continuación:

- Para las filiales Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Domínicos S.A. y Aguas Manquehue S.A. los clientes con deudas superiores a 8 meses se provisionan en un 100% sobre la deuda vencida.
- Para las filiales Aguas Andinas S.A. y Aguas Cordillera S.A. las deudas por consumos transformados en convenio de pago, se provisionan en un 20% del saldo convenido con deudas clasificadas como "casos no sociales" y en aquellos casos que corresponden a "casos sociales" se provisionan en un 40% del total convenido. Estas deudas en el caso de las otras filiales sanitarias se provisionan en un 20% del saldo convenido.
- Para las filiales Gestión y Servicios S.A., Anam S.A. y EcoRiles S.A. los clientes con deudas superiores a 120 días se provisionan en un 100% sobre la deuda vencida.
- Los documentos por cobrar se provisionan en un 100% sobre la deuda vencida.

k) Activo fijo

Para la filial Aguas Andinas S.A. el activo fijo traspasado por la antecesora se presenta al valor de tasación determinado por consultores independientes según un estudio técnico efectuado en 1977, corregido monetariamente. Las adquisiciones posteriores a 1977, se presentan al costo corregido monetariamente.

La filial Aguas Cordillera S.A. presenta sus cuentas específicas al costo, más el mayor o menor valor por retasación técnica, ambos corregidos monetariamente.

La Sociedad y sus otras filiales presentan el activo fijo a costo corregido.

El activo fijo incluye las principales renovaciones y mejoras, no así los gastos por mantenciones y reparaciones menores, los cuales se cargan directamente a resultados en el ejercicio en el cual se incurren.

Las obras en ejecución incluyen el costo de financiamiento incurrido hasta que los bienes quedan en condición de ser utilizados, de acuerdo a

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

lo indicado en el Boletín Técnico N° 31 del Colegio de Contadores de Chile A.G.
Adicionalmente, se incluyen dentro del costo de algunas obras las remuneraciones directas, consultorías y otros costos inherentes identificables.

l) Depreciación activo fijo
La depreciación se calcula linealmente sobre el valor libro, debidamente actualizado y de acuerdo con los años de vida útil remanente asignados a los respectivos bienes.

m) Activos en leasing
Los contratos de arriendo clasificados como leasing financiero se contabilizan de acuerdo con las normas establecidas en el Boletín Técnico N° 22 del Colegio de Contadores de Chile A.G.
Los activos en leasing se valorizan y deprecian según las mismas normas señaladas para el activo fijo.
Dichos activos adquiridos mediante esta modalidad, no son jurídicamente de propiedad de la Sociedad y mientras ésta no ejerza la opción de compra, no puede disponer libremente de ellos.

n) Intangibles
Los derechos de agua, servidumbres y otros derechos, se presentan al costo de adquisición corregido monetariamente, neto de amortización, conforme a la normativa contenida en el Boletín Técnico N° 55 del Colegio de Contadores de Chile A.G.
El período de amortización que se aplica a los intangibles es de 40 años contados desde la fecha de la escritura o a contar del año 1998, por cuanto se estima que otorgarán beneficios en dicho período.

o) Menor y mayor valor de inversiones
El Menor valor representa el exceso pagado en relación al valor patrimonial proporcional originado en la compra de acciones de Aguas Andinas S.A., Aguas Cordillera S.A, Aguas Los Dominicos S.A. y Comercial Orbi II S.A. El Mayor Valor representa el menor pago en relación al valor patrimonial proporcional originado en la compra de acciones de Aguas Manquehue S.A. Este menor y mayor valor se amortizan en un plazo máximo de 20 años desde la fecha de adquisición, porque se estima que éste es el plazo de recuperación de la inversión.

p) Operaciones con pacto de retroventa
La adquisición de títulos con compromiso de retroventa se valorizan como inversiones de renta fija y se presentan en el rubro Otros activos circulantes de acuerdo con la Circular N° 768 de la Superintendencia de Valores y Seguros.

q) Obligaciones con el público (bonos)
Se presenta en este rubro la obligación por la colocación de bonos emitidos por las sociedades en el mercado nacional a su valor nominal vigente más reajustes e intereses devengados al cierre de cada ejercicio. El menor valor producido en la colocación y los gastos de las emisiones de bonos, con excepción de lo señalado en el párrafo siguiente, se difieren y amortizan en el plazo de emisión de cada uno de ellos, de acuerdo con la Circular N° 1.370 de la Superintendencia de Valores y Seguros.
Los gastos de emisiones de bonos efectuados por la filial Aguas Cordillera S.A. en el mercado nacional en los años 1991, 1992, 1993, 1994 y 1995, fueron debitados a resultados, en los respectivos ejercicios.

r) Impuesto a la renta e impuestos diferidos
La Sociedad y sus filiales han constituido provisión por impuesto a la renta sobre la base de la renta líquida imponible determinada según las normas establecidas en la Ley de Impuesto a la Renta. De acuerdo a lo establecido en los Boletines Técnicos N°s 60 y complementarios del Colegio de Contadores de Chile A. G., y en la Circular N° 1.466 de la Superintendencia de Valores y Seguros, la Sociedad y filiales contabilizan los efectos por los impuestos diferidos originados por diferencias temporarias, pérdidas tributarias que implican un beneficio tributario y otros eventos que crean diferencias entre la base contable y tributaria de activos y pasivos.
Algunas de sus filiales registran estos efectos a partir del inicio del ejercicio 2000, contabilizando los impuestos diferidos originados por estas diferencias temporarias acumuladas como cuentas de activos y pasivos con abono o cargo, respectivamente, a cuentas complementarias; estas últimas son amortizadas afectando el resultado por impuestos a la renta del ejercicio, en un plazo promedio ponderado de reverso. Estas cuentas complementarias se presentan rebajando los correspondientes activos y pasivos por impuestos diferidos que le dieron origen.

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

s) Contratos de derivados

La Sociedad ha suscrito contratos de cobertura de divisas con instituciones financieras. Estos contratos fueron definidos como de cobertura de partidas existentes y han sido contratados y asignados como instrumentos de cobertura contra la variación del tipo de cambio y se encuentran registrados de acuerdo al Boletín Técnico N° 57 del Colegio de Contadores de Chile A.G.

t) Indemnización por años de servicio

Para Aguas Andinas S.A. en agosto de 2006 y para Aguas Cordillera S.A. y Aguas Los Dominicos S.A. en diciembre de 2006 y enero de 2007 empezaron a regir nuevos contratos colectivos, y en la cláusula referida a las indemnizaciones por años de servicio se estableció que ésta se pagaría de acuerdo a lo que indica el Código del Trabajo en tanto el monto devengado por los trabajadores a julio 2002, diciembre de 2002 y enero de 2003 respectivamente se mantiene fijo y se reajusta trimestralmente según el Índice de Precios al Consumidor. Asimismo el citado convenio establece para Aguas Andinas S.A. que los trabajadores que jubilen en la empresa, en un plazo de 120 días contados desde la fecha en que cumplan la edad legal de jubilación, continuarán devengando este beneficio con posterioridad a julio de 2002, en cambio para Aguas Cordillera S.A. y Aguas Los Dominicos S.A. los citados convenios establecen que los trabajadores que jubilen en la empresa, por haber cumplido la edad de jubilación, continuarán devengando este beneficio con posterioridad a noviembre y diciembre de 2002, respectivamente.

La obligación de la Sociedad por la indemnización devengada por los trabajadores hasta julio de 2002 para Aguas Andinas S.A. y hasta noviembre y diciembre de 2002 para Aguas Cordillera S.A. y Aguas Los Dominicos S.A., se presenta a valor corriente, y la obligación por la indemnización adicional que se estima devengarán los trabajadores que jubilen en la empresa se provisiona a valor actual, determinado de acuerdo con el método del costo devengado del beneficio y una tasa de descuento de 4,8% anual.

Adicionalmente para las filiales existen indemnizaciones pactadas en contratos individuales, los que se contabilizan a valor corriente de acuerdo a lo que éstos indiquen.

Los anticipos otorgados al personal con cargo a dicho fondo se presentan como deudores a largo plazo, ellos serán imputados en la liquidación final en forma reajustada, de acuerdo con lo estipulado en los citados convenios.

u) Ingresos de la explotación

Los ingresos de la Sociedad corresponden al concepto de Aporte Tecnológico y se registran de acuerdo con el principio contable devengado.

Los ingresos de explotación de las filiales sanitarias se contabilizan sobre la base de los consumos leídos y facturados a cada cliente, divididos en grupos de facturación mensual, valorizados de acuerdo a la tarifa fijada por la Superintendencia de Servicios Sanitarios, cuya aplicación es de cinco años.

También se registran los consumos no facturados a la fecha de cierre, valorizados al cargo tarifario correspondiente a cada grupo de facturación.

v) Software computacional

Los Software fueron adquiridos como paquetes computacionales y se encuentran registrados en el Ítem Otros Activos Fijos y son amortizados, de acuerdo a lo dispuesto en Circular N°981 de la Superintendencia de Valores y Seguros.

w) Gastos de investigación y desarrollo

Los gastos por estudios de proyectos de investigación y desarrollo que no se materializan en alguna obra, se debitan directamente a resultados en el ejercicio. En caso contrario, forman parte del costo de la obra correspondiente.

x) Estado de flujo de efectivo

La Sociedad y sus filiales consideran como efectivo y efectivo equivalente, los saldos mantenidos en cuentas corrientes bancarias sin restricción, depósitos a plazo, valores negociables y pactos, cuyo rescate se hará efectivo antes de 90 días desde la fecha de colocación y que no tienen riesgo de pérdida significativa a la fecha de rescate.

Dentro del flujo originado por actividades de la operación, se incluyen los ingresos y gastos propios del giro de la Sociedad y sus filiales, además de todos los ingresos y gastos que se clasifican como fuera de la explotación en el estado de resultados.

File N° 82-35046

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

3.- CAMBIOS CONTABLES

Durante los ejercicios finalizados al 31 de diciembre de 2006 y 2005, no han ocurrido cambios contables que requieran ser revelados.

4.- DEUDORES CORTO PLAZO Y LARGO PLAZO

Los deudores por ventas, corresponden a la facturación por consumos de agua potable, servicios de alcantarillado, tratamiento de aguas servidas y otros servicios anexos con saldos clasificados en el corto plazo y largo plazo.
El saldo de los deudores por ventas incluye una provisión de ingresos devengados al 31 de diciembre 2006 y 2005 ascendente a M$13.980.580 y $13.811.405 respectivamente, los cuales, corresponden a consumos no facturados al cierre de cada ejercicio.
Asimismo, el saldo de los deudores al 31 de diciembre 2006 se divide para Aguas Andinas S.A. en Residenciales 80,40%, Comerciales 16,43%, Industriales y otros en 3,17%, en tanto que a diciembre 2005 se divide en Residenciales 80,13%, Comerciales 16,72%, Industriales y otros 3,15%.
Para Aguas Cordillera S.A. se divide en Residenciales 81,48%, Comerciales 18,25%, Industriales y otros en 0,27%, en tanto que a diciembre 2005 se divide en Residenciales 82,38%, Comerciales 17,33%, Industriales y otros 0,29%.
Para Aguas Los Dominicos S.A. se divide en residenciales 88,43%, Comerciales 11,53%, Industriales y otros en 0,04%, en tanto que a diciembre 2005 se divide en Residenciales 87,42%, Comerciales 12,54%, Industriales y otros 0,04%.
Para Aguas Manquehue S.A. se divide en residenciales 71,10%, Comerciales 28,47%, Industriales y otros en 0,43% en tanto que a diciembre 2005 se divide en Residenciales 69,76%, Comerciales 30,23%, Industriales y otros 0,01%.
Se han constituido provisiones que afectan la cuenta deudores y que corresponden a los siguientes tópicos:

a) Provisión deudores incobrables, la que está explicada en nota 2 j), cuyos montos provisionados ascienden a M$12.073.946 y M$12.244.173 al 31 de diciembre de 2006 y 2005 respectivamente. El cargo a resultado por este concepto durante los ejercicios 2006 y 2005 asciende a M$929.061 y M$453.623, respectivamente, al 31 de diciembre de 2006 y 2005 se han castigado deudas por M$214.947 y M$12.371, respectivamente.

b) Provisión convenios de pago, este concepto corresponde a convenios de pago de deudas, suscritos con los clientes de Aguas Andinas S.A. y Aguas Cordillera S.A., por los cuales podrán acceder a un descuento comercial en el evento que cumplan en un 100% de lo pactado. El monto por este concepto asciende a M$2.825.858, y el abono a resultado es de M$482.308 al 31 de diciembre de 2006, en tanto a diciembre de 2005 ascendía a M$2.396.116 y el cargo a resultado fue de M$541.980.
En el rubro documentos por cobrar, se presentan principalmente pagarés aceptados por clientes producto de convenios suscritos con urbanizadores.
El saldo que se presenta en el rubro deudores varios corto plazo al 31 de diciembre de 2006 y 2005, corresponde principalmente a convenios por recaudaciones mediante tarjetas de créditos y cuentas por cobrar al personal, además en este rubro al 31 de diciembre de 2005, se presentaron principalmente los fondos destinados al rescate anticipado de la totalidad de los bonos serie B y E y el pago por vencimiento de los bonos serie C.
El monto principal que compone los deudores de largo plazo, corresponde a convenios suscritos con urbanizadores y anticipos de indemnización, tal como se indica en nota 2 t) y deudores por venta netos de su correspondiente provisión.

Circulantes

Rubro	Hasta 90 días		Más de 90 días hasta 1 año			Total circulante (neto)		Largo plazo	
	2006 M$	2005 M$	2006 M$	2005 M$	Subtotal M$	2006 M$	2005 M$	2006 M$	2005 M$
Deudores por ventas	42.340.036	36.433.862	3.169.785	2.699.555	45.509.821	42.903.319	37.288.201	898.720	815.096
Estimación deudores incobrables	-	-	-	-	2.606.502	-	-	-	-
Documentos por cobrar	2.627.486	1.168.128	1.224.625	643.424	3.852.111	3.572.551	1.622.341	310.775	173.674
Estimación deudores incobrables	-	-	-	-	279.560	-	-	-	-
Deudores varios	147.272	6.443.916	82.744	87.277	230.016	191.637	6.482.461	7.430.745	7.572.694
Estimación deudores incobrables	-	-	-	-	38.379	-	-	-	-
Total deudores largo plazo								8.640.240	8.561.464

File N° 82-35046

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

5.- SALDOS Y TRANSACCIONES CON ENTIDADES RELACIONADAS

Cuentas por cobrar

R.U.T.	Sociedad	Corto Plazo 2006 M$	Corto Plazo 2005 M$
96.703.230-1	Aguas Décima S.A.	-	6.133
59.066.560-6	Degrémont S.A. Agencia en Chile	37.489	12.977
96.864.190-5	Brisaguas S.A.	449	517
77.030.800-3	Constructora ACSA Ltda.	637	650
59.094.680-K	Aguas de Levante S.A.	2.067	2.111
Totales		40.642	22.388

Las cuentas por cobrar a Aguas Décima S.A., Degrémont S.A. Agencia en Chile y Brisaguas S.A., corresponden a contratos por servicios de laboratorio de análisis químico y bacteriológico a 30 días sin intereses.
La cuenta por cobrar a Constructora Acsa Ltda. y Aguas de Levante S.A., corresponde a venta de materiales a 30 días plazo, sin intereses.

Cuentas por pagar

R.U.T.	Sociedad	Corto Plazo 2006 M$	Corto Plazo 2005 M$
00.000.001-9	Sociedad General Aguas de Barcelona S.A.	928.999	1.052.536
59.066.560-6	Degrémont S.A. Agencia en Chile	636.420	1.772.655
59.094.680-K	Aguas de Levante S.A.	70.039	587.244
59.096.940-0	Acsa Agbar Construcción S.A.	-	66.467
96.864.190-5	Brisaguas S.A.	15.245	18.083
96.847.530-4	Omnilogic Telecomunicaciones Chile S.A.	5.343	845
00.000.001-9	Suez Lyonnaise des Eaux	-	472.347
59.109.940-K	Norcontrol S.A. Agencia en Chile	2.963	-
Totales		1.659.009	3.970.177

Existe un contrato en Euros de prestación de servicios desde el año 2001 con Sociedad General Aguas de Barcelona S.A. el cual tiene una duración de 5 años con facturaciones mensuales, con vencimiento a 63 días sin interés.
Mediante Licitación Pública se adjudicó la construcción de la Planta de Tratamiento de Aguas Servidas La Farfana, y la operación de ésta a la Empresa Degrémont S.A. Agencia en Chile. Dicha construcción se sustentó en un contrato del tipo llave en mano con garantía de rendimiento. Los pagos de este contrato son expresados en unidades de fomento, la construcción terminó en septiembre 2003 y a contar de octubre de 2003 se efectúa el cobro por la operación de la planta.
Con Aguas de Levante S.A. existe contrato por compra de materiales, su forma de pago es a 30 días plazo.
La deuda con Acsa Agbar Construcción S.A., corresponde a una retención estipulada en contrato por renovación de tuberías.
La deuda con Brisaguas S.A., corresponde a recaudaciones por pagar, según contrato.
La deuda con Omnilogic Telecomunicaciones Chile S.A. corresponde a servicios de mantención para redes de radiocomunicación y transmisión, su pago es a 30 días.
Deuda con Norcontrol S.A. Agencia Chile, corresponde a servicios de control de calidad, su pago es a 30 días.
La cuenta por pagar a Suez Lyonnaise des Eaux en 2005, corresponde a un contrato en Euros por prestación de servicios, el cual se factura mensualmente con vencimiento a 63 días sin interés.

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

Saldos y Transacciones con entidades relacionadas (Transacciones)

Sociedad	R.U.T.	Naturaleza de la relación	Descripción de la transacción	2006 Monto M$	2006 Efecto en resultados (cargo/abono) M$	2005 Monto M$	2005 Efecto en resultados (cargo/abono) M$
Aguas de Levante S.A.	59.094.680-K	Relacionada	Compra de materiales	1.307.869	(1.244.902)	1.992.468	(1.927.535)
Degrémont S.A. Agencia en Chile	59.066.560-6	Relacionada	Operación planta	4.402.633	(4.402.633)	2.727.709	(2.727.709)
		Relacionada	Construcción planta	1.528.361	-	5.662.310	-
Corfo	60.706.000-2	Relacionada	Dividendos pagados	28.952.238	-	29.972.847	-
Degrémont S.A. Agencia en Chile	59.066.560-6	Relacionada	Servicio de laboratorio	49.050	49.050	-	-
Omnilogic Telecomunicaciones Chile S.A.	96.847.530-4	Relacionada	Servicio de mantención de redes	69.955	(69.955)	-	-
Degrémont Ltda.	77.441.870-9	Relacionada	Automatización de lodos	775.997	-	-	-
Sociedad General Aguas de Barcelona S.A.	00.000.001-9	Indirecta	Asesorías recibidas	2.575.104	(2.575.104)	3.440.723	(3.440.723)
Suez Lyonnaise des Eaux	00.000.001-9	Indirecta	Asesorías recibidas	353.028	(353.028)	765.557	(765.557)
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Matriz	Disminución de capital IAM	19.023.203	-	20.084.367	-
		Matriz	Distribución de utilidades	11.380.788	-	32.345.929	-
		Matriz	Cobro de préstamos	-	-	37.205.985	-
Ondeo Services Chile S.A.	96.885.200-0	Matriz	Disminución de capital	-	-	4.989.750	-
		Matriz	Distribución de utilidades	-	-	8.036.005	-
		Matriz	Préstamos otorgados	-	-	6.501.728	-
		Matriz	Cobro de préstamos	-	-	17.304.887	-

6.- IMPUESTOS DIFERIDOS E IMPUESTO A LA RENTA

Al 31 de diciembre 2006 y 2005 el detalle de la renta líquida imponible y otros conceptos se desglosan como sigue:

	2006 M$	2005 M$
a) Renta líquida imponible	102.931.487	103.699.497
b) Saldo fondo utilidadades tributarias	103.513.260	80.141.047
c) Crédito del 15% para los accionistas	247.929	249.422
Crédito del 16% para los accionistas	289.104	353.475
Crédito del 16,5% para los accionistas	813.433	808.942
Crédito del 17% para los accionistas	16.097.479	11.599.165
d) Pérdida tributaria *	(70.239)	-

* Las pérdidas tributarias corresponde a la Matriz y su Filial Comercial Orbi II S.A.

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

Impuestos diferidos

Conceptos	2006				2005			
	Impuesto diferido activo		Impuesto diferido pasivo		Impuesto diferido activo		Impuesto diferido pasivo	
	Corto plazo M$	Largo plazo M$	Corto plazo M$	Largo plazo M$	Corto plazo M$	Largo plazo M$	Corto plazo M$	Largo plazo M$
Provisión cuentas incobrables	497.156	1.555.416	-	-	354.137	1.727.373	-	-
Ingresos anticipados	300.662	24.730	-	-	220.245	74.660	-	-
Provisión de vacaciones	151.281	106.457	-	-	158.533	109.835	-	-
Activos en leasing	-	-	43.989	51.925	-	-	99.099	5.089
Depreciación activo fijo	-	453.868	-	5.448.897	-	306.424	-	4.763.998
Indemnización años de servicios	27.752	157.527	-	-	85.513	17.469	-	-
Otros eventos	-	676.505	2.507	22.631	2.543	92.399	10.869	
Provisión participaciones	6.012	-	-	-	-	-	21	-
Gastos en inversiones en empresas relacionadas	-	-	13.668	244.996	-	-	13.668	266.795
Software	-	-		95.739	-	-	-	130.965
Menor valor colocación bonos	-	-	226.031	1.854.813	-	-	190.035	1.324.884
Pérdida tributaria	2.240	-	-	-	-	-	-	-
Litigios	13.095	470.887	-	-	12.089	673.051	-	-
Obsolescencia activo fijo	-	9.977	-	-	-	10.187	-	-
Gastos diferidos	-	-	21.934	68.754	-	-	11.929	90.388
Derechos de agua	-	37.990		-	-	37.990	-	-
AFR KWH	3.016	-	-	-	3.081	-	-	-
Pérdida enajenación de activos	36.367	-	-	-	37.130	-	-	-
Provisión convenios de pago	332.392	148.004	-	-	254.003	153.337	-	-
Otros								
Cuentas complementarias-neto de amortización	-	-	-	(468.562)	-	-	-	(508.778)
Provisión de valuación	(2.240)	-	-	-	-	-	-	-
Totales	1.367.733	3.641.361	308.129	7.319.193	1.127.274	3.202.725	325.621	6.073.341

Impuesto a la renta

Item	2006 M$	2005 M$
Gastos tributarios corriente (provisión impuesto)	(17.498.353)	(17.628.915)
Ajuste gasto tributario (ejercicio anterior)	(34.072)	(57.953)
Efecto por activos o pasivos por impuesto diferido	(509.049)	766.199
Beneficio tributario por pérdidas tributarias	11.940	-
Efecto por amortización de cuentas complementarias de activos y pasivos diferidos	(40.216)	(39.429)
Efecto en activos o pasivos por impuestos diferidos por cambio en la provisión de valuación	(2.240)	625
Otros cargos en la cuenta	(37.672)	(27.897)
Totales	(18.109.662)	(16.987.370)

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

7.- OTROS ACTIVOS CIRCULANTES

El detalle de este rubro es el siguiente:

	2006 M$	2005 M$
Instrumentos del Banco Central de Chile (nota 8)	598.171	21.496.407
Menor valor colocación de bonos y gastos de emisiones	1.329.593	1.117.852
Otros	3.488	28.194
Totales	1.931.252	22.642.453

8.- INFORMACIÓN SOBRE OPERACIONES DE COMPROMISO DE COMPRA, COMPROMISOS DE VENTA, VENTA CON COMPROMISO DE RECOMPRA Y COMPRA CON COMPROMISO DE RETROVENTA DE TÍTULOS O VALORES MOBILIARIOS

En este rubro se presentan los pactos en pesos suscritos al 31 de diciembre de 2006, según el siguiente detalle:

Código	Fechas		Contraparte	Moneda de origen	Valor suscripción M$	Tasa	Valor final M$	Identificación de instrumentos	Valor de mercado M$
	Inicio	Término							
CRV	29/12/06	05/01/07	Banco Crédito e Inversiones	Pesos	598.000	5,16%	598.600	BCCH	598.171

File N° 82-35046

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

9.- ACTIVO FIJO

La composición de este rubro se desglosa como sigue:

Rubro	2006 M$	2005 M$
Terrenos	**35.790.440**	**34.064.587**
Terrenos	35.790.440	34.064.587
Construcciones y obras de infraestructura	**498.384.087**	**497.341.589**
Valor bruto	999.585.748	983.601.218
Depreciación acumulada	(501.201.661)	(486.259.629)
Maquinaria y equipos	**60.829.101**	**64.946.869**
Valor bruto	117.753.471	112.219.895
Depreciación acumulada	(56.924.370)	(47.273.026)
Otros activos fijos	**4.602.275**	**3.034.642**
Valor bruto	20.407.547	20.099.280
Depreciación acumulada	(15.805.272)	(17.064.638)
Mayor valor retasación técnica, neto	**4.515.934**	**4.462.716**
Mayor valor retasación técnica terreno	5.517.498	5.517.498
Mayor valor retasación técnica redes de distribución	1.463.588	1.494.124
Depreciación acumulada	(1.459.566)	(1.489.851)
Menor valor retasación técnica colectores	(372.386)	(372.386)
Depreciación acumulada	263.497	252.167
Menor valor retasación técnica obras civiles	(1.274.632)	(1.275.050)
Depreciación acumulada	419.147	399.379
Menor valor retasación técnica maquinaria y equipos	(440.154)	(445.610)
Depreciación acumulada	398.942	382.445
Total activos fijos neto	**604.121.837**	**603.850.403**

Al 31 de diciembre de 2006 y 2005, el cargo por la depreciación del activo fijo en resultados es el siguiente:

	2006 M$	2005 M$
Depreciación en:		
Costo de explotación	31.815.243	30.974.755
Gasto de administración y ventas	2.539.499	2.704.557
Totales	**34.354.742**	**33.679.312**

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

Aguas Andinas S.A.

Mantiene registrados setenta terrenos que fueron traspasados a título gratuito por el Fisco de Chile y se encuentran contabilizados a $1. También existen activos fijos con su vida útil contable agotada, razón por la que se presentan valorizados a $1, aún cuando siguen en operación. Además existen transferencias, que constituyen aportes de terceros, y se rigen por la normativa del D.F.L. Nº 70 del Ministerio de Obras Públicas de 1988 y lo señalado en el Artículo Nº 36 del respectivo reglamento del D.S. MINECON Nº 453 de 1989, las que se encuentran explicadas en Nota 33.

Aguas Cordillera S.A.

En virtud al artículo 3ro transitorio del Decreto con Fuerza de Ley Nº 382, de 1988, Ley General de Servicios Sanitarios, desincorporó contablemente en el año 1989 los bienes financiados por terceros y los bienes fiscales.

Producto de la aplicación de la citada norma, la Sociedad mantiene un control físico extracontable de dichos bienes y, en consecuencia, el cálculo de la corrección monetaria y la depreciación de estos bienes no afectan de manera alguna sus estados financieros. Debido a que estos bienes forman parte de la infraestructura sanitaria que debe operar y mantener, es que se realiza el citado control extracontable.

Leasing

Para Aguas Andinas S.A., los activos comprados bajo la modalidad de leasing financiero, fueron adquiridos a GTD Telesat S.A. y se registraron en el rubro Otros activos fijos, adquirido mediante contrato, por un período de 48 meses, por un monto ascendente a M$57.345.

Para Aguas Cordillera S.A., los bienes comprados bajo la modalidad leasing financiero, fueron adquiridos a Telectronic S.A. y se registraron en el rubro Otros activos fijos, adquirido mediante contrato, por un período de 48 meses, por un monto ascendente a M$15.930.

10.- MENOR Y MAYOR VALOR DE INVERSIONES

En Junta General Extraordinaria de Accionistas de Aguas Maquehue S.A. celebrada el 10 de noviembre de 2006, se acordó la fusión por incorporación de Hidráulica Manquehue Ltda. en Aguas Manquehue S.A., producto de lo anterior el mayor valor en Hidráulica Manquehue Ltda. pasa a llamarse mayor valor en Aguas Manquehue S.A.

Al 31 de diciembre de 2006 y 2005, los saldos de esta cuenta representan la diferencia al momento de la compra entre el valor pagado y el valor patrimonial proporcional en la Sociedad emisora al momento de su adquisición y se desglosan como sigue:

Menor valor

R.U.T.	Sociedad	2006		2005	
		Monto amortizado en el periodo M$	Saldo menor valor M$	Monto amortizado en el periodo M$	Saldo menor valor M$
61.800.000-5	Aguas Andinas S.A.	21.486.342	274.154.471	21.954.506	301.874.455
80.311.300-9	Aguas Cordilleras S.A.	3.834.766	52.088.900	3.834.766	55.923.666
96.809.310-K	Comercial Orbi II S.A.	217.352	3.094.722	217.351	3.312.075
96.568.220-1	Aguas Los Dominicos S.A.	218	1.115	-	-
Totales		25.538.678	329.339.208	26.006.623	361.110.196

Mayor valor

R.U.T.	Sociedad	2006		2005	
		Monto amortizado en el periodo M$	Saldo mayor valor M$	Monto amortizado en el periodo M$	Saldo mayor valor M$
89.221.000-4	Aguas Manquehue S.A	69	1.033	69	1.102
Totales		69	1.033	69	1.102

File N° 82-35046

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

11.- INTANGIBLES

El saldo al 31 de diciembre de 2006 y 2005, corresponde a los desembolsos por compras de intangibles corregidos monetariamente (Nota 2 n).

Rubro	2006 M$	2005 M$
Derechos de agua	20.882.671	20.726.627
Derechos de agua en leasing (1)	539.849	539.849
Servidumbre	15.487.307	15.273.161
Otros derechos (2)	6.886.034	6.886.034
Derechos de usufructo (3)	13.539	-
Subtotal	43.809.400	43.425.671
Amortización acumulada derechos de agua	(4.003.261)	(3.468.561)
Amortización acumulada leasing (1)	(39.053)	(25.270)
Amortización acumulada servidumbres	(2.845.532)	(2.459.795)
Amortización otros derechos (2)	(774.679)	(602.528)
Subtotal	(7.662.525)	(6.556.154)
Totales intangibles netos	36.146.875	36.869.517

Amortización del ejercicio registrada en costo de explotación:

	2006 M$	2005 M$
Derechos de agua	519.914	507.143
Derechos de agua en leasing	13.783	13.784
Servidumbres	385.736	381.436
Otros derechos	172.151	174.619
Totales amortización	1.091.584	1.076.982

(1) Los derechos de aprovechamiento de agua comprados bajo la modalidad de leasing financiero, fueron registrados en el rubro de Intangibles; adquiridos mediante contrato suscrito el 14 de marzo de 2003, por un período de 48 meses.

(2) Corresponden a la compra de los derechos de gratuidad de consumo de agua a la Ilustre Municipalidad de Santiago, los que se amortizan en un plazo de 40 años.

(3) En octubre de 2006 Aguas Andinas S.A. adquirió 1 acción emitida por Comercial Orbi II S.A., a Aguas Cordillera S.A. en usufructo. Aguas Andinas S.A. cuenta con derechos de agua en diversas fuentes naturales, entre las que se destacan Laguna Negra, Laguna Lo Encañado y Quebrada de Ramón. Estos derechos fueron adquiridos a título gratuito y contablemente no se les ha asignado valor.

Por otra parte, la producción de caudales de origen subterráneo se abastece de diversos pozos emplazados en la Región Metropolitana, para cuya operación las filiales sanitarias cuentan con las concesiones de derechos de agua que le fueran otorgadas a título gratuito, por la Dirección General de Aguas dependiente del Ministerio de Obras Públicas.

File N° 82-35046

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

12.- OTROS ACTIVOS

El detalle de este rubro es el siguiente:

	2006 M$	2005 M$
Menor valor colocación de bonos y gastos de emisión (nota 23)	10.910.664	7.793.439
Anticipos compra activos fijos e Intangibles	1.012.023	844.810
Gastos anticipados	407.234	467.868
Gastos diferidos	740.658	93.162
Devolución aportes reembolsables KW/H	262.358	303.150
Bienes fuera de la operación	954.719	167.246
Otros	205.649	191.806
Totales	14.493.305	9.861.481

13.- OBLIGACIONES CON BANCOS E INSTITUCIONES FINANCIERAS A CORTO PLAZO

Se presentan en este rubro las cuentas de préstamos que vencen en los próximos 12 meses y la provisión de intereses devengados por préstamos con bancos clasificados en el corto plazo:

Corto plazo

R.U.T.	Banco o institución financiera	U.F.		$ No reajustables		Totales	
		2006 M$	2005 M$	2006 M$	2005 M$	2006 M$	2005 M$
97.036.000-K	Banco Santander - Santiago	-	-	-	16.510	-	16.510
97.004.000-5	Banco de Chile		10.395.306	1.838.745	10.259.586	1.838.745	20.654.892
97.032.000-8	Banco BBVA	-	-	7.718.820	-	7.718.820	-
97.023.000-9	Banco Corpbanca	-	-	4.469.014	-	4.469.014	-
97.006.000-6	Banco BCI	-	-	4.005.220	-	4.005.220	-
	Totales	-	10.395.306	18.031.799	10.276.096	18.031.799	20.671.402
	Monto capital adeudado		10.369.038	17.971.553	10.210.000	17.971.553	20.579.038
	Tasa de interés promedio anual	-	0,95%	5,37%	5,64%	-	-

Largo plazo

R.U.T.	Banco o institución financiera	U.F.		$ No reajustables		Totales	
		2006 M$	2005 M$	2006 M$	2005 M$	2006 M$	2005 M$
97.006.000-6	Banco BCI	-	211.781	-	-	-	211.781
97.004.000-5	Banco de Chile	-	-	1.943.066	1.992.539	1.943.066	1.992.539
97.036.000-K	Banco Santander - Santiago	-	-	4.163.528	92.918	4.163.528	92.918
97.032.000-8	Banco BBVA	-	-	8.210.676	4.312.363	8.210.676	4.312.363
	Totales		211.761	14.317.270	6.397.820	14.317.270	6.609.601
	Monto capital adeudado	-	211.739	14.046.667	6.057.933	14.046.667	6.269.672
	Tasa de interés promedio anual		7,03%	6,72%	7,29%	-	-

Porcentaje obligaciones moneda nacional 100%

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

14.- OBLIGACIONES BANCOS E INSTITUCIONES FINANCIERAS LARGO PLAZO

Se presentan en este rubro los préstamos con bancos clasificados en el largo plazo.

R.U.T.	Banco o Institución financiera	Moneda índice de reajuste	Años de vencimiento: Más de 1 hasta 2 años M$	Años de vencimiento: Más de 2 hasta 3 años M$	Años de vencimiento: Más de 3 hasta 5 años M$	Años de vencimiento: Más de 5 hasta 10 años M$	Fecha cierre período actual: Total largo plazo al cierre de los estados financieros M$	Fecha cierre período actual: Tasa de interés anual promedio %	Fecha cierre período anterior: Total largo plazo al cierre de los estados financieros M$
97.004.000-5	Banco de Chile	$ no reajustable	1.900.000	1.900.000	3.800.000	1.900.000	9.500.000	6,80%	9.699.500
97.036.000-K	Banco Santander - Santiago	$ no reajustable	4.080.000	4.080.000	8.160.000	-	16.320.000	6,70%	20.828.400
97.032.000-8	Banco BBVA	$ no reajustable	8.066.667	8.066.666	8.066.667	-	24.200.000	6,66%	32.944.267
Totales			14.046.667	14.046.666	20.026.667	1.900.000	50.020.000		63.472.167

Porcentaje obligación moneda nacional 100%

15.- OBLIGACIONES CON EL PÚBLICO CORTO Y LARGO PLAZO (PAGARÉS Y BONOS)

Se presentan en este rubro los saldos que se adeudan al público por concepto de las emisiones de bonos efectuadas por Aguas Andinas S.A. y Aguas Cordillera S.A., en el mercado nacional.

Aguas Andinas S.A.

En Septiembre de 2001 se emitió, la serie de bonos B por U.F. 1,8 millones a 21 años plazo con amortización a partir de 2008.
Con fecha 10 de octubre de 2002, la Superintendencia de Valores y Seguros, certificó la inscripción de Bonos, por un monto de hasta U.F. 10 millones. Con cargo a esta línea se emitieron los bonos Serie C cuyo valor nominal fue de U.F. 4,2 millones y la emisión de la Serie D cuyo valor nominal fue por U.F. 5,8 millones.
En diciembre de 2002 se efectuó colocación de los bonos Serie C por U.F. 4,0 millones, que se amortiza en forma semestral a contar de junio de 2005 hasta diciembre 2010.
Con fecha 07 de mayo de 2003, la Sociedad efectuó colocación en el mercado nacional de los bonos Serie D, los cuales fueron adquiridos en su totalidad. Los días 03 y 09 de enero de 2006 se efectuó el canje y pago anticipado de estos bonos por bonos Serie F (94,6% y 5,4% respectivamente). La colocación de esta Serie fue por un valor de U.F. 5,0 millones, su amortización es semestral a contar del 01 de junio de 2008, hasta el 01 de diciembre de 2026.
Con fecha 09 de diciembre de 2005 se inscribió en la Superintendencia de Valores y Seguros una nueva emisión de bonos serie F sobre la línea inscrita en esa Superintendencia bajo el registro N° 305 de fecha 10 de octubre de 2002, por un valor de U.F. 5,0 millones, la cual tuvo por objeto financiar el rescate anticipado de los bonos Serie D y otros refinanciamientos de Aguas Andinas S.A. en enero de 2006.
Con fecha 23 de diciembre de 2005 se colocó Serie E por un valor de U.F. 1,65 millones, cuya amortización es en junio de 2012.

Aguas Cordillera S.A.

Con fecha 02 de enero de 2006 se procedió al rescate anticipado de los bonos serie B y E, en consecuencia, los saldos que se presentan en este rubro corresponden a la deuda vigente al 31 de diciembre de 2005 el que incluye el monto correspondiente al vencimiento de la serie C.
Los intereses devengados por los bonos a la fecha de cierre, se presentan en el rubro obligaciones con el público (Bonos) del pasivo circulante.
Las emisiones de bonos no tienen garantías especiales, salvo el derecho de prenda general sobre los bienes de la Sociedad.
El resumen de estas obligaciones al cierre de cada ejercicio es el siguiente:

File N° 82-35046

Número de inscripción o identificación del instrumento	Serie	Monto nominal colocado vigente	Unidad de reajuste del bono	Tasa de interés %	Plazo final	Periodicidad: Pago de intereses	Periodicidad: Pago de amortización	Valor par 2006 M$	Valor par 2005 M$	Colocación en Chile o el extranjero
Bonos largo plazo - porción corto plazo										
266	BEMOS B1	-	U.F.	6,25%	01.09.2022	Semestral	2008 SEM	263.353	263.581	Nacional
266	BEMOS B2	-	U.F.	6,25%	01.09.2022	Semestral	2008 SEM	413.840	414.199	Nacional
305	BAGUA C1	166.667	U.F.	4,25%	01.12.2010	Semestral	Semestral	3.098.910	3.112.317	Nacional
305	BAGUA C2	500.000	U.F.	4,25%	01.12.2010	Semestral	Semestral	9.296.723	9.336.945	Nacional
305	BAGUA D1	-	U.F.	4,25%	04.01.2006	-	-	-	30.482.661	Nacional
305	BAGUA D2	-	U.F.	4,25%	04.01.2006	-	-	-	57.917.040	Nacional
305	BAGUA E	-	U.F.	4,00%	01.06.2012	Semestral	Al vencimiento	99.862	99.949	Nacional
305	BAGUA F	-	U.F.	4,15%	01.12.2026	Semestral	2008 SEM	313.842	-	Nacional
154	SERIE B	-	U.F.	7,00%	02.01.2006	-	-	-	114.065	Nacional
163	SERIE C	-	U.F.	6,00%	02.01.2006	-	-	-	404.623	Nacional
187	SERIE E	-	U.F.	6,50%	02.01.2006	-	-	-	5.570.376	Nacional
Totales porción corto plazo								13.486.530	107.715.756	
Bonos largo plazo										
266	BEMOS B1	700.000	U.F.	6,25%	01.09.2022	Semestral	Semestral	12.835.466	12.846.597	Nacional
266	BEMOS B2	1.100.000	U.F.	6,25%	01.09.2022	Semestral	Semestral	20.170.018	20.187.509	Nacional
305	BAGUA C1	500.000	U.F.	4,25%	01.12.2010	Semestral	Semestral	9.168.183	12.234.847	Nacional
305	BAGUA C2	1.500.000	U.F.	4,25%	01.12.2010	Semestral	Semestral	27.504.568	36.704.562	Nacional
305	BAGUA E	1.650.000	U.F.	4,00%	01.06.2012	Semestral	Al vencimiento	30.255.026	30.281.264	Nacional
305	BAGUA F	5.000.000	U.F.	4,15%	01.12.2026	Semestral	Semestral	91.681.900	-	Nacional
Totales largo plazo								191.615.161	112.254.779	

16.- PROVISIONES Y CASTIGOS

El detalle de las provisiones al 31 de diciembre de 2006 y 2005 es el siguiente:

	Pasivo circulante		Pasivo largo plazo	
	2006 M$	2005 M$	2006 M$	2005 M$
Servicios devengados	11.323.091	8.685.724	-	-
Gratificación (1) y participación	2.531.610	3.111.296	-	-
Indemnización por años de servicio (nota 17)	962.749	1.144.553	8.892.441	7.987.616
Vacaciones devengadas	1.516.096	1.578.636	-	-
Litigios en proceso de resolución	1.236.951	967.232	-	-
Provisión pérdida en enajenación activos	213.922	218.414	-	-
Proyectos desechados	162.377	165.787	-	-
Otros	44.534	111.274	38.940	50.401
Totales	17.991.330	15.982.916	8.931.381	8.038.017

(1) En Aguas Andinas S.A. se presentan netos de anticipos pagados durante los ejercicios terminados al 31 de diciembre 2006 y 2005 por M$888.750 y M$229.411, respectivamente.
Los montos por castigos se revelan en Nota N° 4 (Deudores corto y largo plazo).

File N° 82-35046

17.- INDEMNIZACIÓN AL PERSONAL POR AÑOS DE SERVICIO

Al 31 de diciembre 2006 y 2005, la provisión para Indemnización por años de servicio (incluida la parte clasificada con vencimiento en el corto plazo), presentó el siguiente movimiento:

	2006 M$	2005 M$
Saldo inicial	8.944.339	9.004.741
Incremento de provisión	1.530.840	1.643.329
Pagos del ejercicio	(859.296)	(1.878.807)
Corrección monetaria	239.307	362.906
Totales	9.855.190	9.132.169

La indemnización por años de servicio ha sido calculada de acuerdo a lo señalado en Nota 2 t).
El cargo a resultado por estos conceptos, incluidas las indemnizaciones relacionadas con el artículo 161 del Código del Trabajo, ascienden al 31 de diciembre 2006 y 2005 a M$1.613.365 y M$1.854.398, respectivamente.

18.- INTERÉS MINORITARIO

A continuación, se presenta la proporción que pertenece al interés minoritario:

Nombre	Porcentaje de interes minoritario 2006 %	2005 %	Interés minoritario en patrimonio 2006 M$	2005 M$	Interés minoritario en resultado 2006 M$	2005 M$
Aguas Andinas S.A.	49,89766	48,79800	195.101.885	190.343.828	(41.910.281)	(37.837.734)
Aguas Los Dominicos S.A.	0,01292	0,05038	931	3.542	(122)	(354)
Aguas Cordillera S.A.	0,00001	0,00001	7	6	(1)	(1)
Comercial Orbi II S.A.	0,00997	0,00000	8.949	-	(312)	-
Aguas Industriales del Norte S.A.	0,00000	40,00000	-	-	-	13
Totales			195.111.772	190.347.376	(41.910.716)	(37.838.076)

En enero de 2006, Aguas Cordillera S.A., adquirió 28 acciones de su filial Aguas Los Dominicos S.A., equivalentes al 0,03617% del total de las acciones emitidas.
En octubre de 2006, Aguas Cordillera S.A., adquirió 1 acción de su filial Aguas Los Dominicos S.A., equivalentes al 0,00129% del total de las acciones emitidas.
En el mes de octubre de 2006, Aguas Cordillera S.A. vendió 1 acción de la Sociedad Comercial Orbi II S.A.
En abril de 2006, se procedió a vender la cantidad de 67.308.616 acciones que la Sociedad mantenía en Aguas Andinas S.A.. Por lo que el porcentaje de participación pasó de un 51,202% a un 50,102%.

File N° 82-35046

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

19.- CAMBIOS EN EL PATRIMONIO

De acuerdo a lo establecido en el artículo N° 10 de la Ley 18.046, sobre Sociedades Anónimas, se ha incorporado al capital pagado, el monto proporcional correspondiente a la revalorización de dicho capital quedando éste representado al 31 de diciembre de 2006 por 1.000.000.000 acciones suscritas y pagadas, sin valor nominal.

Las variaciones experimentadas en el patrimonio de la Sociedad durante los ejercicios 2006 y 2005 son las siguientes:

En junta ordinaria de accionista fecha 27 de abril de 2006 se acordó lo siguiente:

- Distribuir las utilidades equivalentes a M$5.974.400 (M$28.586.355 históricos en 2005). Dicho monto se distribuyó en dinero y según el porcentaje de participación a sus accionistas.
- Disminuir el capital social en M$33.609.900 (M$24.558.390 históricos en 2005). Formalizada mediante escritura de modificación de capital de fecha 10 de mayo de 2006. El monto de la disminución se distribuyó en dinero y según el porcentaje de participación de sus accionistas.

En sesión celebrada con fecha 27 de septiembre de 2006 se acordó lo siguiente:

- Distribuir M$14.133.000 a cuenta de utilidades del año 2006, en calidad de dividendo provisorio (M$10.965.000 históricos en 2005). Dicho monto se distribuirá en dinero y según el porcentaje de participación a sus accionistas.

Aumento de capital

El 14 de junio de 2005 se acordó aumentar el capital de la sociedad en M$19.151.592 históricos, capitalizando la correspondiente revalorización de capital.

Otras reservas:

Según lo establecido en el Boletín Técnico N° 72 del Colegio de Contadores de Chile A.G. párrafo 29, combinación de empresas bajo control común en base a la metodología de unificación de intereses, se registró en Otras reservas, las variaciones que se produjeron en el patrimonio de la filial Aguas Andinas S.A. debido al aumento en las inversiones que tuvo Aguas Andinas S.A. por las compras de acciones de Gestión y Servicios S.A., Comercial Orbi II S.A. y Aguas Manquehue S.A., por otra parte se redujo la participación en Aguas Cordillera S.A. por la enajenación del 100% de las acciones.

2006

Rubro	Capital pagado M$	Otras reservas M$	Resultados acumulados M$	Dividendos provisorios M$	Resultados del ejercicio M$
Saldo inicial	485.871.812	-	285.884	(11.129.475)	17.103.981
Distribución resultado ejercicio anterior	-	-	5.974.506	11.129.475	(17.103.981)
Dividendo definitivo ejercicio anterior	-	-	(5.974.400)	-	-
Disminución de capital	(33.609.900)	-	-	-	-
Reserva Boletín Técnico N° 72	-	3.028	-	-	-
Revalorización capital propio	9.564.721	-	17.954	56.532	
Resultado del ejercicio	-	-	-	-	22.617.984
Dividendos provisorios	-	-	-	(14.133.000)	-
Saldos finales	461.826.633	3.028	303.944	(14.076.468)	22.617.984

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

2005

Rubro	Capital pagado M$	Reserva revalorización capital M$	Resultados acumulados M$	Dividendos provisorios M$	Resultados del ejercicio M$
Saldo inicial	474.157.984	19.151.592	17.850.183	-	10.736.192
Distribución resultado ejercicio anterior	-	-	10.736.192	-	(10.736.192)
Dividendo definitivo ejercicio anterior	-	-	(28.586.355)	-	-
Capitalización reservas y/o utilidades	19.151.592	(19.151.592)	-	-	-
Disminución de capital	(24.558.390)		-	-	-
Revalorización capital propio	17.120.626	-	285.864	(164.475)	-
Resultado del ejercicio	-	-	-	-	17.103.981
Dividendos provisorios		-	-	(10.965.000)	-
Saldos finales	485.871.812	-	285.884	(11.129.475)	17.103.981
Saldos actualizados	496.075.120	-	291.888	(11.363.194)	17.463.165

Número de acciones

Serie	Número acciones suscritas	Número acciones pagadas	Número de acciones con derecho a voto
Única	1.000.000.000	1.000.000.000	1.000.000.000

Capital (monto - M$)

Serie	Capital suscrito M$	Capital pagado M$
Única	461.826.633	461.826.633

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

20.- OTROS INGRESOS Y EGRESOS FUERA DE LA EXPLOTACIÓN

El detalle de los otros ingresos y egresos fuera de explotación al 31 de diciembre de 2006 y 2005, es el siguiente:

	2006 M$	2005 M$
Otros Ingresos fuera de explotación		
Ingresos por convenios y otros (1)	1.574.536	885.444
Servicios a terceros (2)	1.591.559	1.587.668
Utilidad en venta de acciones	1.558.767	-
Utilidad en venta de activos fijos	1.177.968	1.617.799
Multa e indemnizaciones de proveedores y contratistas (3)	746.697	1.156.950
Servicios a clientes	312.925	298.382
Arriendo de inmuebles	239.910	257.797
Devolución seguro	70.298	8.556
Reconocimiento de obligaciones vencidas	33.892	20.015
Venta de materiales	82.439	-
Otros	212.762	159.522
Totales	**7.601.753**	**5.992.133**
Otros egresos fuera de explotación		
Donaciones	144.103	104.103
Mermas de activos	745.422	58.768
Mermas de materiales	899	109.059
Asesorías por venta de acciones	74.280	-
Pérdida por contrato derivados	84.100	-
Multas	5.269	976
Gastos judiciales	43.134	6.128
Proyectos desechados y estudios	763.904	181.593
Materiales obsoletos	6.356	43.352
Venta de materiales	-	22.377
Incobrables convenio con urbanizadores	128.391	-
Otros	41.043	44.046
Totales	**2.036.901**	**570.402**

1) Corresponden principalmente a convenios suscritos con urbanizadores, que tienen como contrapartida la obligación de Aguas Andinas S.A., Aguas Cordillera S.A. y Aguas Manquehue S.A. de incorporar a su zona de concesión determinadas áreas y prestar el servicio público sanitario sobre las mismas en forma indefinida.

(2) El rubro servicios a terceros, corresponde a otros servicios anexos a la operación propia del giro, principalmente servicios de ingeniería.

(3) En el año 2005, incluye transacción con Degrémont por divergencias en la aplicación e interpretación del contrato de construcción y operación de la Planta de Tratamiento La Farfana.

File N° 82-35046

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

21.- CORRECCIÓN MONETARIA

El detalle de la corrección monetaria calculada de acuerdo a lo señalado en Nota 2 e), es el siguiente:

	Indice de reajustabilidad	2006 M$	2005 M$
Activos			
Existencias	I.P.C.	95.991	49.968
Activo fijo	I.P.C.	12.428.067	21.064.091
Menor valor de inversiones (neto)	I.P.C.	7.411.320	13.451.796
Otros activos monetarios	I.P.C.	275.002	1.203.748
Intangibles	I.P.C.	771.188	1.314.873
Otros activos no monetarios	I.P.C.	435.651	526.176
Otros activos monetarios	U.F.	122.518	203.189
Cuentas por cobrar empresas relacionadas	I.P.C.	-	67
Otros activos no monetarios	U.F.	77.960	94.898
Cuentas de gastos y costos	I.P.C.	931.836	2.296.120
Total abonos		22.549.533	40.204.926
Pasivo			
Patrimonio	I.P.C.	(9.639.207)	(17.604.097)
Interés minoritario	I.P.C.	(3.554.891)	(5.383.620)
Obligaciones con el público (bonos)	U.F.	(4.193.841)	(7.965.052)
Documentos por pagar	U.F.	(294.666)	(677.432)
Obligaciones con bancos	U.F.	(2.037)	(17.455)
Pasivos monetarios	U.F.	(277.489)	(458.391)
Pasivos monetarios	I.P.C.	(322.577)	(611.678)
Pasivos no monetarios	I.P.C.	(111.771)	(169.778)
Pasivos no monetarios	U.F.	(100.623)	(166.889)
Cuentas de Ingresos	I.P.C.	(2.471.378)	(5.445.246)
Total cargos		(20.968.480)	(38.499.638)
Utilidad por corrección monetaria		1.581.053	1.705.288

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

22.- DIFERENCIA DE CAMBIO

Las diferencias de cambio originadas en los ejercicios terminados al 31 de diciembre de 2006 y 2005, son las siguientes:

Rubro	Moneda	2006 M$	2005 M$
Activo			
Disponible	Dólar	3.357	(5.189)
Disponible	Euros	-	237
Inversiones financieras	Dólar	-	689
Otros activos	Dólar	(67)	(3.031)
Otros activos	Euros	346	(323)
Existencias	Dólar	27.737	20.980
Existencias	Euros	-	2.026
Valores negociables	Euros	43.146	204
Total (cargos)/abonos		74.519	15.593
Pasivos			
Cuentas por pagar	Dólar	(8.014)	2.009
Cuentas por pagar	Euros	(6.146)	(3.036)
Otros pasivos	Dólar	-	344
Otros pasivos	Euros	(1.193)	3.218
Retenciones	Dólar	(6.675)	-
Retenciones	Euros	(297)	-
Cuentas por pagar empresas relacionadas	Dólar	8.569	-
Total (cargos)/abonos		(13.756)	2.535
(Pérdida) utilidad por diferencia de cambio		60.763	18.128

23.- GASTOS DE EMISIÓN Y COLOCACIÓN DE TÍTULOS ACCIONARIOS Y DE TÍTULOS DE DEUDA

La filial Aguas Andinas S.A. en los meses de septiembre 2001, diciembre 2002, mayo 2003, diciembre de 2005 y enero 2006 realizó la emisión y colocación de bonos en el mercado nacional y, de acuerdo a lo establecido en la Circular N° 1.370 de la Superintendencia de Valores y Seguros, se procedió a activar los costos de emisión y colocación de bonos, los cuales corresponden a pagos a clasificadoras de riesgo, impuesto de timbres y estampillas y otros gastos generales. Estos gastos se registran en el rubro otros activos y su desglose es el siguiente:

Bonos	Periodo amortización Años	Gastos activados bruto 2006 M$	Gastos activados bruto 2005 M$
Serie B	21	542.936	542.936
Serie C	8	1.284.758	1.284.758
Serie D	6	-	2.655.001
Serie E	6,5	124.968	120.128
Serie F	21	2.020.621	-
Totales		3.973.283	4.602.823

En enero de 2006 se canjearon los bonos serie D. El gasto activado se traspasó a los bonos Serie F en el porcentaje de concurrencia, el saldo de la no concurrencia se debitó a resultado.

24.- ESTADO DE FLUJO DE EFECTIVO

En el Estado de Flujo de Efectivo se han considerado como efectivo equivalente las inversiones financieras, incluidos los depósitos a plazo, valores negociables con vencimiento a menos de 90 días desde la fecha de colocación. El detalle del saldo del efectivo y efectivo equivalente es el siguiente:

	2006 M$	2005 M$
Disponible	131.710	424.869
Depósitos a plazo		409.249
Valores negociables	548.473	2.188.078
Otros activos circulantes (Nota 7) (Instrumentos del Banco Central de Chile)	598.171	21.496.407
Saldo del efectivo y efectivo equivalente	**1.278.354**	**24.518.603**

Flujo de financiamiento

Las actividades de financiamiento que generaron flujo de efectivo durante el ejercicio 2006 y 2005, en el rubro otras fuentes de financiamiento, corresponden al cobro por aportes de financiamiento reembolsables que efectúan las Filiales Sanitarias según lo establecido en la normativa legal vigente (D.F.L.N° 70, 1988).

Los otros desembolsos por financiamientos corresponden al pago por vencimientos de pagarés y pre-pago de pagarés emitidos por Aportes de Financiamiento Reembolsables y además incluye los pagos de dividendos efectuados por Aguas Andinas S.A. a sus accionistas minoritarios.

Flujo de inversión:

Las actividades de inversión de las filiales que comprometen flujos futuros, corresponden a obras en construcción devengadas cuyos montos a diciembre de 2006 y 2005 ascendieron a M$8.048.981 y M$14.828.373, respectivamente. En el mes de enero se recibe pago correspondiente a la venta de activo fijo por M$1.574.286.

Los otros desembolsos de inversión representa el pago por compras de derechos de agua de la primera sección del Río Mapocho y Río Maipo por parte de las Filiales Sanitarias.

25.- CONTRATOS DE DERIVADOS

Al 31 de diciembre de 2006 la Sociedad mantiene contratos de derivados con instituciones financieras con el objeto de cubrir el riesgo de tipo de cambio de acuerdo al siguiente detalle, los cuales se han valorizado de acuerdo a los criterios descritos en la nota 2 s):

Tipo de derivado	Tipo de contrato	Valor del contrato	Plazo de vencimiento o expiración	Descripción de los contratos: Ítem específico	Posición compra/venta	Partida o transacción protegida: Nombre	Partida o transacción protegida: Monto M$	Valor de la partida protegida M$	Cuentas contables que afectan: Activo/pasivo: Nombre	Activo/pasivo: Monto M$	Efecto en resultado: Realizado M$	Efecto en resultado: No realizado M$
FR	CCPE	413.812	I Trimestre 2007	Tipo de cambio	C	Documentos cuentas por pagar empresas relacionadas	412.495	413.234	Otros pasivos circulantes	2.200	1.623	-
FR	CCPE	275.707	I Trimestre 2007	Tipo de cambio	C	Documentos cuentas por pagar empresas relacionadas	283.538	283.626	Otros pasivos circulantes	1.488	9.407	-

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

26.- CONTINGENCIAS Y RESTRICCIONES

a) Garantías directas

Las filiales han otorgado boletas y pólizas de garantías en favor de terceros por la suma de M$16.812.688 y M$ 14.005.148 al 31 de diciembre 2006 y 2005, respectivamente según detalle en cuadro.

b) Juicios pendientes

Para las filiales el detalle de los principales juicios que mantienen las filiales son los siguientes:

- Tribunal: 15° Juzgado Civil de Santiago; Causa Rol: 1337-1996
  Aguas Andinas S.A. fue demandada por un particular al no haber podido explotar yacimientos mineros en terrenos que fueron expropiados por el Fisco para la construcción del Embalse El Yeso. A la fecha de dicha expropiación Aguas Andinas S.A. no era propietaria del Embalse, sino que éste le fue traspasado en el año 1990. El monto es indeterminado. Estado de la Causa: La Corte de Apelaciones de Santiago confirmó la sentencia de primera instancia que rechazó la demanda en contra de Aguas Andinas S.A. y revocó la sentencia en contra del Fisco, denegando la demanda respecto de este último.
  La demandante presentó recurso de Casación en el fondo y forma, que se encuentra pendiente hasta el 2007.

- Tribunal: 11° Juzgado Civil de Santiago; Causa Rol 5716-1999
  Una empresa de gas demandó solidariamente a Aguas Andinas S.A., por daños sufridos en una cañería de gas a consecuencia de trabajos realizados por una empresa constructora. Aguas Andinas S.A. aduce que no es responsable de este asunto, pues no tiene relación alguna con el causante de los perjuicios. El monto demandado es de M$85.816 más reajustes e intereses. Se ha notificado de la sentencia de primera instancia que rechazó la demanda deducida en contra de Aguas Andinas S.A., sólo acogió en parte la demanda en contra de la empresa constructora por un monto mucho menor. La empresa de gas apeló y solicitó que la demanda fuera acogida en su integridad, también en contra de Aguas Andinas S.A.

- Tribunal: 29° Juzgado Civil de Santiago; Causa Rol: 1400-2001
  Aguas Andinas S.A. fue demandada por un particular alegando que sufrió lesión enorme por la venta de un terreno de 8,1 has. para construir allí parte de la Planta El Trebal. Aguas Andinas S.A. alega haber pagado un justo precio. El monto a pagar en caso desfavorable es de M$ 120.000, aproximadamente.
  Se dictó sentencia de primera instancia, en la que se rechazó la demanda en todas sus partes. La parte demandante apeló.

- Tribunal: 14° Juzgado Civil de Santiago; Causa Rol: 169-2003
  Una Empresa demanda a Aguas Andinas S.A., solicitando la nulidad absoluta de la Sociedad Gestión y Servicios S.A., en donde Aguas Andinas S.A. poseía el 1% al momento de la demanda.
  Se dictó sentencia definitiva de primera instancia que negó lugar a la demanda y condenó a pagar las costas del juicio a la Empresa demandante. El demandante presentó recurso de apelación.

- Tribunal:11° Juzgado Civil de Santiago; Causa Rol: 3541-2004
  Aguas Andinas S.A. fue demandada a pagar una indemnización de perjuicios por responsabilidad extracontractual por daño ambiental, infracción ley 19.300. La falta de una solución oportuna y adecuada a la emanación de malos olores desde la Planta Santiago Poniente y luego de La Farfana, habría causado un prolongado sufrimiento o daño moral a los vecinos y además un perjuicio patrimonial enorme consistente en la desvalorización de sus propiedades. Monto demandado: 506.594 U.F. Estado de la Causa: Primera instancia, periodo de discusión. Se presentaron excepciones dilatorias a objeto de corregir vicios en la demanda y el procedimiento al que se sometió la acción de perjuicios de la Ley 19.300.
  Estimación de resultado: Las posibilidades de éxito en este juicio son medianas, ya que la demanda carece de fundamentos sólidos. En todo caso, el resultado dependerá de la prueba de los perjuicios, etapa procesal que aún no se inicia.

Notas a los Estados Financieros Consolidados

- Tribunal:19° Juzgado Civil de Santiago; Causa Rol: 2632-2004
  Un particular solicita obtener la reivindicación de unos derechos de agua vendidos a Aguas Andinas S.A., a través de un tercero, en razón que este habría lesionado sus derechos. Se solicita restituir los derechos de aguas que fueron adquiridos en U.F. 5.525. Estado de la causa: Sentencia acoge la demanda, se recurrirá de apelación.

- Tribunal:11° Juzgado Civil de Santiago; Causa Rol: 13214-2004
  Aguas Andinas S.A fue demandada de indemnización de perjuicios y responsabilidad extracontractual por daño ambiental, infracción Ley 19.300. La falta de una solución oportuna y adecuada a la emanación de malos olores desde la Plantas Santiago Poniente y luego, de la Farfana, habría causado un prolongado sufrimiento o daño moral a los vecinos y además un perjuicio patrimonial enorme consistente en la desvalorización de sus propiedades.
  Monto demandado: U.F. 492.607, más reajustes e intereses.
  Estado de la causa: primera instancia, período de discusión. Se presentó excepciones dilatorias a objeto de corregir vicios en la demanda.
  Estimación de resultado: Las posibilidades de éxito en este juicio son medianas, el resultado dependerá de la prueba de los perjuicios, etapa procesal que aún no se inicia.

- Tribunal:18° Juzgado Civil de Santiago; Causa Rol: 322-2005
  Aguas Andinas S.A. fue demandada por defectos y fallas técnicas en la Planta de Aguas servidas La Farfana, causando malos olores que han afectado la salud física y síquica de la población.
  Monto demandado: M$3.890.000, más reajustes e intereses.
  Se estima improbable que se establezca la existencia de un daño por afectar o poner en riesgo la salud psíquica o física de los demandantes derivado de malos olores. Pero aún en ese caso, el éxito de la demanda dependerá de la prueba de los daños, etapa procesal que aún no se inicia.

- Tribunal: 5° Juzgado Civil de Santiago; Causa Rol: 10852-2005
  Aguas Andinas S.A fue demandada en juicio ordinario sobre la responsabilidad civil por la muerte accidental de don Mario Cañete Muñoz, trabajador de la obra denominada Kennedy-Estoril. Monto demandado: M$110.000 aproximadamente, más reajustes e intereses y costas. Estado de la causa: Período probatorio. Estimación de resultado: La demanda deberá ser rechazada con respecto de Aguas Andinas, ya que la empresa no encargó estos trabajos.

- Tribunal: 19° Juzgado Civil de Santiago; Causa Rol: 1105-2006
  Aguas Andinas S.A. fue demandada de indemnización de perjuicios y responsabilidad extracontractual por daño ambiental, infracción Ley 19.300. La falta de una solución oportuna y adecuada a la emanación de malos olores desde la Plantas Santiago Poniente y luego, de la Farfana, habría causado un prolongado sufrimiento o daño moral a los vecinos y además un perjuicio patrimonial enorme consistente en la desvalorización de sus propiedades.
  Estado de causa: primera instancia, período de discusión. Se presentó excepciones dilatorias a objeto de corregir vicios en la demanda.
  Monto demandado: M$940.000, más reajustes e intereses. Estimación de resultado: Se estima que el éxito de la demanda dependerá de la prueba de los daños, etapa procesal que aún no se inicia.

- Tribunal: 24° Juzgado Civil de Santiago; Causa Rol: 6539-2006
  Una empresa demanda a Corfo para que le restituya un retazo de terreno ubicado en el inmueble de Avenida Andrés Bello, Comuna de Las Condes. Dicho terreno fue adquirido por Corfo mediante compraventa que le hizo a Aguas Andinas S.A. en septiembre de 1999. Monto demandado: indeterminado. Estado de la causa: Período de discusión. Estimación de resultado: La demanda debería ser rechazada en definitiva.

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

- Causa Rol 4693-99, 11° Juzgado Civil de Santiago.
  Existe demanda de indemnización de supuestos perjuicios interpuesta por 79 vecinos de la comuna de Lo Barnechea, por problemas de abastecimiento que hubo en octubre y noviembre de 1996. Se demandan M$728.626 por rectificación de la demanda. La Corte de Apelaciones acogió la apelación de la Sociedad aceptando la excepción dilatoria de ineptitud del libelo opuesta. Los demandantes reformularon la demanda. Finalizado período discusión. Existen buenas probabilidades de que la Sociedad gane el juicio.

- Causa Rol 1158-2002 del 8° Juzgado Civil de Santiago.
  Existe demanda de indemnización de perjuicios por daño moral derivado del despido por falta de probidad de un ex trabajador de la Sociedad, el cual fue declarado injustificado por la Corte Suprema. Se demandan M$140.000. Estado: Sentencia favorable para la Sociedad. El demandante presentó recurso de apelación. Es probable que la corte confirme el fallo de primera instancia.

- Juicio arbitral.
  Juicio seguido ante árbitros arbitradores sobre cumplimiento del convenio suscrito el 10 de noviembre de 1980 en la Notaría de don Raúl Undurraga Laso. Se pide que la Sociedad habilite y construya un dispositivo para suministrar 30 litros por segundo al pie del Tranque La Dehesa. Cuantía aproximadamente U.F. 30.000. Resultado: Sentencia dictada favorable para la Sociedad.

- Juicio arbitral.
  Juicio seguido ante árbitros arbitradores sobre declaración de ineficacia del convenio suscrito el 10 de noviembre de 1980 en la Notaría de don Raúl Undurraga Laso. Tal ineficacia habría producido sus efectos de pleno derecho desde que entraron en vigencia las leyes y reglamentos que rigen la actividad sanitaria. En consecuencia, las obligaciones emanadas del convenio y sus modificaciones son inexistentes. Cuantía 583.983,89 unidades de fomento. Estado: Finalizado el período de discusión. De acuerdo con los antecedentes el resultado debería ser favorable para la Sociedad.

- Causa Rol 1189-2004, 19° Juzgado Civil de Santiago.
  Reclamación de multa por incumplimiento de las órdenes e instrucciones escritas de la S.I.S.S., al no remitir dentro de plazo la información para el proceso "Cobertura de tratamiento de aguas servidas" y "Producción de agua potable" Resolución N° 426 de 9 de febrero de 2004 por 10 U.T.A. Estado: Sentencia desfavorable, apelada, es probable que se rebaje la multa.

- Causa: Rol 2829-2003, 7° Juzgado Civil de Santiago.
  Reclamación en contra de la Resolución N° 1194 del 19 de mayo de 2003 que aplicó multa por 26 U.T.M., atendido que las descargas de la Planta de Tratamiento de Aguas Servidas Los Trapenses el 16 de julio de 2002 excedió el límite legal permitido.
  Estado: Concedida apelación en contra de la sentencia que rechazó la demanda. Resultado: Pocas posibilidades que se acoja la apelación. Se mantendría la multa aplicada.

- Causa: Rol 1134-2004, 7° Juzgado Civil de Santiago.
  Reclamación de multa por 15 U.T.A., por incumplimiento de las órdenes e instrucciones escritas de la Superintendencia de Servicios Sanitarios, al no remitir dentro del plazo la información para el proceso "Cobertura de tratamiento de aguas servidas" y "Producción de agua potable". Estado: Sentencia desfavorable. Apelada. Resultado: es probable que se confirme la sentencia.

- Causa: Rol 15.178-2006, 27° Juzgado Civil de Santiago.
  Reclamación en contra de la Resolución N° 554, que aplicó multa por 30 U.T.A., en función a incumplimiento de las instrucciones escritas impartidas por la Superintendencia de Servicios Sanitarios, al no entregar información de gastos y costos para el año 2004. Estado: Presentada la demanda. Resultado: Es probable que no se acoja una rebaja de multa.

- La Sociedad es parte de otros juicios de menor cuantía (a favor y en contra).
  La Administración en conjunto con sus asesores legales consideran que los juicios anteriormente mencionados no tendrán un efecto material adverso en los estados financieros, no obstante, se han constituido provisiones, las cuales se revelan en la Nota 16.

File N° 82-35046

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

c) Restricciones por emisión de bonos

Las filiales mantienen restricciones y obligaciones producto de las emisiones de bonos efectuadas en el mercado nacional y son las siguientes:

1.- Enviar al representante de Tenedores de Bonos copia de los estados financieros individuales y consolidados, y de las filiales Sociedades Anónimas inscritas en la Superintendencia de Valores y Seguros, tanto los trimestrales como los anuales auditados, en el mismo plazo en que deban entregarse a la Superintendencia de Valores y Seguros, y de toda información pública que proporcione a dicha Superintendencia.
2.- Registrar en sus libros de contabilidad las provisiones que surjan de contingencias adversas que, a juicio de la administración de la Sociedad, deban ser reflejadas en los Estados Financieros de ésta y/o en las de sus filiales.
3.- Mantener seguros que protejan razonablemente sus activos, incluyendo sus oficinas centrales, edificios, plantas, muebles y equipos de oficina y vehículos, de acuerdo a las prácticas usuales para industrias de la naturaleza de la Sociedad.
4.- Aguas Andinas S.A. se obliga a velar porque las operaciones que realice con sus filiales o con otras personas relacionadas, se efectúen en condiciones de equidad similares a las que habitualmente prevalecen en el mercado.
5.- Mantener un nivel de endeudamiento no superior a uno coma cinco veces, medido sobre cifras de sus balances consolidados e individuales, definido como la razón entre pasivo exigible y patrimonio.
6.- No vender, ceder o transferir activos esenciales (concesión de servicios públicos otorgadas por la S.I.S.S. para el Gran Santiago), salvo que se tratare de aportes o transferencias de activos esenciales a Sociedades Filiales.

d) Restricciones por préstamos bancarios

Aguas Andinas S.A. mantiene obligaciones y restricciones por la obtención de préstamos contraídos con varios bancos nacionales, las cuales se detallan a continuación:

1.- Un nivel de endeudamiento no superior a uno coma cinco veces, medido sobre las cifras de sus balances consolidados e individuales, definidos como la razón entre pasivo exigible y patrimonio.
2.- Prohibición de enajenar o perder la titularidad de activos esenciales, salvo que se tratare de aportes o transferencias de activos esenciales a Sociedades Filiales.
3.- Enviar a los distintos bancos con los cuales la Sociedad mantiene préstamos, copia de los estados financieros individuales y consolidados, tanto trimestrales como los anuales auditados, en un plazo no superior a cinco días de entregados en la Superintendencia de Valores y Seguros.
4.- Registrar en sus libros de contabilidad las provisiones que surjan de contingencias adversas que, a juicio de la administración de la Sociedad, deban ser reflejadas en los estados financieros de ésta.
5.- Mantener seguros que protejan razonablemente sus activos, incluyendo sus oficinas centrales, edificios, plantas, existencias, muebles y equipos de oficina y vehículos, de acuerdo a las prácticas usuales para industrias de la naturaleza de la Sociedad.
6.- Enviar un certificado emitido por el Gerente General de la Sociedad, declarando el cumplimiento de las obligaciones del contrato de préstamo.
7.- Prohibición de distribuir dividendos, salvo el mínimo obligatorio si hay situación de mora o retardo en el pago de alguna cuota del préstamo.
8.- Mantener una razón de cobertura de gastos financieros igual o mayor a 3 veces, medido sobre las cifras de sus balances consolidados e individuales, definidos como la razón entre resultado de explotación más la depreciación del ejercicio y amortización de intangibles dividido por gastos financieros.
9.- Prohibición de liquidar o disolver la Sociedad, liquidar sus operaciones o negocios que constituyen su giro; o bien, celebrar cualquier acto o contrato tendiente a la fusión o consolidación, salvo que se trate de fusión con sus actuales filiales.
10.- Se obliga a velar que las operaciones que realicen con sus filiales o con otras personas relacionadas, se efectúen en condiciones de equidad similares a las que habitualmente prevalecen en el mercado.

File N° 82-35046

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

Acreedor de la garantía	Deudor Nombre	Deudor Relación	Tipo de garantía	Activos comprometidos Tipo	Activos comprometidos Valor contable M$	Saldos pendientes de pago a la fecha de cierre de los estados financieros 2006 M$	Saldos pendientes de pago a la fecha de cierre de los estados financieros 2005 M$
Superintencia de Servicios Sanitarios	Aguas Andinas S.A.	Filial	Poliza garantía	-	-	7.047.669	8.013.510
Superintendencia de Servicios Sanitarios	Aguas Andinas S.A.	Filial	Boleta garantía	-	-	4.136.730	-
Empresa Ferrocarriles	Aguas Andinas S.A.	Filial	Boleta garantía	-	-	2.420	2.423
Enersis S.A.	Aguas Andinas S.A.	Filial	Boleta garantía	-	-	[illegible]	9.176
Chilectra	Aguas Andinas S.A.	Filial	Boleta garantía	-	-	9.168	-
I. Municipalidad de Providencia	Aguas Andinas S.A.	Filial	Boleta garantía	-	-	20.648	20.684
I. Municipalidad de Las Condes	Aguas Andinas S.A	Filial	Boleta garantía	-	-	1.000	1.021
I. Municipalidad de Santiago	Aguas Andinas S.A.	Filial	Boleta garantía	-	-	17.057	17.060
I. Municipalidad de Maipú	Aguas Andinas S.A.	Filial	Boleta garantía	-	-	-	957
I. Municipalidad de San Bernardo	Aguas Andinas S.A.	Filial	Boleta garantía	-	-	5.501	-
I. Municipalidad de Renca	Aguas Andinas S.A.	Filial	Boleta garantía	-	-	6.500	-
I. Municipalidad de La Granja	Aguas Andinas S.A.	Filial	Boleta garantía	-	-	1.100	-
Serviu Metropolitano	Aguas Andinas S.A.	Filial	Boleta garantía	-	-	1.251.994	1.839.132
Dirección Regional Vialidad	Aguas Andinas S.A.	Filial	Boleta garantía	-	-	-	2.265
Constructora Norte Sur S.A.	Aguas Andinas S.A.	Filial	Boleta garantía	-	-	-	450.787
Dirección Obras Hidráulicas	Aguas Andinas S.A.	Filial	Boleta garantía	-	-	11.335	6.920
Dirección Nacional de Obras	Aguas Andinas S.A.	Filial	Boleta garantía	-	-	-	8.480
I. Municipalidad de Vitacura	Aguas Cordillera S.A.	Filial	Boleta garantía	-	-	36.673	36.179
I. Municipalidad de Lo Barnechea	Aguas Cordillera S.A.	Filial	Boleta garantía	-	-	9.168	6.564
Chilectra	Aguas Cordillera S.A.	Filial	Boleta garantía	-	-	1.100	1.085
Superintendencia de Servicios Sanitarios	Aguas Cordillera S.A.	Filial	Boleta garnatía	-	-	1.510.883	1.691.151
Superintendencia de Servicios Sanitarios	Aguas Cordillera S.A.	Filial	Poliza garantía	-	-	630.493	657.175
Ministerio de Obras Públicas	Aguas Cordillera S.A.	Filial	Boleta garantía	-	-	272.882	-
Superintendencia de Servicios Sanitarios	Aguas Los Dominicos S.A.	Filial	Boleta garantía	-	-	109.560	258.820
Conama	Anam S.A.	Filial	Boleta garantía	-	-	-	54.739
I. Municipalidad de Las Condes	Aguas Cordillera S.A.	Filial	Boleta garantía	-	-	2.500	1.532
Superintendencia de Servicios Sanitarios	Aguas Manquehue S.A.	Filial	Boleta garantía	-	-	544.645	379.911
Superintendencia de Servicios Sanitarios	Aguas Manquehue S.A.	Filial	Poliza garantía	-	-	440.623	485.050
Serviu Metropolitano	Aguas Manquehue S.A.	Filial	Boleta garantía	-	-	301.702	-
I. Municipalidad de Lo Barnechea	Aguas Manquehue S.A.	Filial	Boleta garantía	-	-	1.149	-
I. Municipalidad de Lo Barnechea	Aguas Manquehue S.A.	Filial	Poliza garantía	-	-	412.683	-
Serviu Metropolitano	Aguas Cordillera S.A.	Filial	Boleta garantía	-	-	27.505	60.527

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

27.- CAUCIONES OBTENIDAS DE TERCEROS

Al 31 de diciembre de 2005 y 2006, las filiales han recibido documentos en garantía por M$20.465.463 y M$17.411.079 respectivamente, que se originan principalmente por contratos de obras con empresas constructoras para garantizar el fiel cumplimiento del contrato. Además, existen otras garantías por contratos de servicios y adquisición de materiales que garantizan la entrega oportuna de éstos.
Un detalle de las garantías bancarias recibidas, más importantes al 31 de diciembre de 2006, se resume a continuación:

Aguas Andinas S.A.	Monto M$	Fecha de vencimiento
Contratista		
Constructora Aconcagua S.A.	99.016	31-01-07
Necso Entrecanales C. Chile S.A.	109.156	31-01-07
Necso Entrecanales C. Chile S.A.	109.156	31-01-07
Necso Entrecanales C. Chile S.A.	109.156	31-01-07
Sacyr Chile S.A.	109.156	31-01-07
Sacyr Chile S.A.	109.156	31-01-07
Sacyr Chile S.A.	109.156	31-01-07
Constructora Belfi-BCF Ltda.	110.018	28-02-07
Constructora Acsa Ltda.	120.604	25-09-07
Captagua Ingeniería S.A.	147.941	16-03-08
Ingeniería y Construcción M.S.T. S.A.	148.739	09-11-09
Ingeniería y Construcción M.S.T. S.A.	148.739	31-01-08
Inmobiliaria Conpaces S.A.	157.574	12-10-08
GTECH Corporation Chile	179.513	24-10-07
Compañía Americana de Multiservicios S.A.	183.364	03-05-07
Chilectra S.A.	183.364	01-08-07
Jara Gumucio	207.000	02-01-07
Constructora Vespucio Norte S.A.	220.037	05-09-07
Constructora Norte Sur S.A.	220.568	28-02-07
ITT Sanitaire	224.542	30-10-07
Sociedad General de Montajes	227.332	31-01-08
Claro, Vicuña Valenzuela S.A.	233.424	15-02-07
KDM S.A.	275.046	10-01-08
Degremont S.A.-Banque Française Du Cemme	280.547	25-04-09
Compañía de Petróleos de Chile	308.323	22-03-07
Ingeniería y Construcción M.S.T. S.A.	347.058	09-11-09
Ingeniería y Construcción M.S.T. S.A.	347.058	31-01-08
Cadagua S.A	1.181.468	11-02-07
Degrémont S.A.- Banque Francaise du Cemme	2.237.758	30-08-07
Degrémont S.A.- Banque Francaise du Cemme	2.237.758	15-11-07
Total	**10.681.727**	

File N° 82-35046

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

Aguas Cordillera S.A.	Monto M$	Fecha de vencimiento
Contratista		
Socovesa Ingeniería y Construcción S.A.	350.359	02-04-08
Icafal Ingeniería y Construcción S.A.	256.400	30-09-07
Captagua Ingeniería. S.A.	133.232	20-05-08
Constructora Trébol Ltda.	71.677	28-02-07
Ingeniería y Construcción MST S.A.	58.333	30-04-07
Constructora Cosal S.A.	56.204	01-02-07
Captagua Ingeniería. S.A.	55.828	17-12-07
ICM S.A.	53.143	24-07-08
Inmobiliaria Manquehue Oriente S.A.	52.369	03-04-07
Degrémont Ltda.	48.351	09-01-07
Marcelino Carrasco Bahamondes y Compañía.	45.841	03-05-07
Inlac S.A.	40.621	30-06-08
Sociedad General de Montajes S.A.	40.082	20-11-07
Captagua Ingeniería. S.A.	38.547	20-08-07
Sociedad Constructora Rupanco S.A.	33.770	31-07-07
Inmobiliaria y Constructora Nueva Pacífico Sur Ltda.	32.716	17-08-07
Captagua Ingeniería. S.A.	31.770	26-03-07
Dalco Ingeniería S.A.	29.707	11-09-07
Jara Gumucio S.A.	22.214	30-05-07
Constructora y Comercial El Alba S.A.	21.454	30-01-07
Total	1.472.616	

Aguas Los Dominicos S.A.	Monto M$	Fecha de vencimiento
Contratista		
Empresa Constructora Vicam Ltda.	381	30-10-07
Inmobiliaria Los Quillayes de Apoquindo S.A.	11.002	14-09-07
Captagua Ingeniería S. A.	2.946	20-08-07
Servicios y Asesorías Profesionales S.A.	3.000	30-06-08
ICM S.A.	2.599	08-06-08
Constructora Olbertz Ltda.	3.000	31-01-07
Total	22.928	

File N° 82-35046

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

Aguas Manquehue S.A.	Monto M$	Fecha de vencimiento
Contratista		
Inmobiliaria San José de La Dehesa S.A.	162.665	14.01.2007
Sociedad Constructora Rupanco	142.212	31.07.2008
Ecopreneur Chile S.A.	65.416	10.02.2007
Ecopreneur Chile S.A.	65.416	17.04.2008
Ingeniería y Construcción Eugenio Díaz	59.681	07.09.2008
Arauco S.A.	33.238	10.10.2007
Ingeniería y Construcción Eugenio Díaz	27.552	25.03.2007
Constructora Olbertz Ltda.	24.524	10.07.2007
Dalco Ingeniería Ltda.	21.150	02.01.2007
Total	**601.854**	

EcoRiles S.A.
Al 31 de diciembre de 2006, la Sociedad no ha recibido Boletas de Garantía de terceros

Anam S.A.
Al 31 de diciembre de 2006, la Sociedad no ha recibido Boletas de Garantía de terceros.

Gestión y Servicios S.A.
Al 31 de diciembre de 2006, la Sociedad no ha recibido Boletas de Garantía de terceros.

Inversiones Aguas Metropolitanas S.A.
Al 31 de diciembre de 2006, la Sociedad no ha recibido Boletas de Garantía de terceros.

File N° 82-35046

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

28.- MONEDA NACIONAL Y EXTRANJERA

La Sociedad presenta los siguientes activos y pasivos en moneda nacional y extranjera al 31 de diciembre de 2006 y 2005.

Activos

Rubro	Moneda	Monto 2006 M$	Monto 2005 M$
Activos circulantes			
Disponible	$ no reajustables	122.959	416.294
Disponible	Dólar	8.751	8.575
Depósitos a plazo	$ no reajustables	-	409.249
Valores negociables	$ no reajustables	490.412	1.793.166
Valores negociables	Euros	58.061	394.912
Deudores por venta	$ no reajustables	42.903.319	37.288.201
Documentos por cobrar	$ no reajustables	2.148.312	952.410
Documentos por cobrar	$ reajustables	1.424.239	669.931
Deudores varios	$ no reajustables	131.191	6.404.368
Deudores varios	$ reajustables	60.446	75.576
Deudores varios	Dólar	-	1.199
Deudores varios	Euros	-	1.318
Documentos por cobrar empresas relacionadas	$ no reajustables	40.642	22.388
Existencias	$ reajustables	1.664.009	952.257
Impuestos por recuperar	$ no reajustables	30.770	-
Impuestos por recuperar	$ reajustables	297.786	465.467
Gastos pagados por anticipado	$ no reajustables	19	5.766
Gastos pagados por anticipado	$ reajustables	276.025	474.243
Impuestos diferidos	$ reajustables	1.059.604	801.653
Otros activos circulantes	$ no reajustables	601.659	21.524.601
Otros activos circulantes	$ reajustables	1.329.593	1.117.852
Activo fijo			
Activo fijo (neto)	$ reajustables	604.121.837	603.850.403
Otros activos			
Menor valor de inversiones	$ reajustables	329.339.208	361.110.196
Mayor valor de inversiones	$ reajustables	(1.033)	(1.102)
Deudores largo plazo	$ no reajustables	1.139.164	1.062.888
Deudores largo plazo	$ reajustables	7.501.076	7.498.576
Intangibles (netos)	$ reajustables	36.146.875	36.869.517
Otros	$ no reajustables	2.108.659	701.724
Otros	$ reajustables	12.384.646	9.159.757
Total activos	$ no reajustables	49.717.106	70.581.055
	Dólar	8.751	9.774
	Euro	58.061	396.230
	$ reajustables	995.604.311	1.023.044.326

File N° 82-35046

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

Pasivos circulantes

		Hasta 90 días				90 días a 1 año			
		2006		2005		2006		2005	
Rubro	Moneda	Monto M$	Tasa interes promedio anual %	Monto M$	Tasa interes promedio anual %	Monto M$	Tasa interés promedio anual %	Monto M$	Tasa interés promedio anual %
Obligaciones con el público porción corto plazo (bonos)	$ reajustables	1.262.274	4,25%	95.480.899	4,39%	12.224.256	4,25%	12.234.857	4,25%
Obligaciones con bancos e instituciones financieras corto plazo	$ no reajustables	18.031.799	5,70%	10.276.096	5,64%	-	-	-	-
Cuentas por pagar	$ no reajustables	14.838.105	-	18.166.050	-	-	-	-	-
Cuentas por pagar	$ reajustables	46.798	-	21.694	-	-	-	-	-
Cuentas por pagar	Euros	3.347		7.586	-	-	-	-	-
Cuentas por pagar	Dólar	98.654	-	134.544	-	-	-	-	-
Acreedores varios	$ no reajustables	51.037	-	66.967	-	-	-	58.905	
Acreedores varios	$ reajustables	1.077.684	4,34%	1.004.900	4,34%	113.371	4,34%	241.680	4,34%
Provisiones	$ no reajustables	11.973.487	-	11.785.021	-	5.933.702		4.124.911	
Retenciones	$ no reajustables	7.475.625	-	6.832.533	-	-	-	-	-
Impuesto a la renta	$ no reajustables	76.918	-	1.484.523	-	136.103	-	414.329	-
Documentos por pagar empresas relacionadas	$ no reajustables	730.010	-	1.130.599	-	-	-	1.314.696	-
Ingresos percibidos por adelantado	$ reajustables	762.951		827.475	-	1.044.117	-	243.983	-
Ingresos percibidos por adelantado	$ no reajustables	227.531	-	418.804	-	-	-	-	-
Provisiones	$ reajustables	84.141	-	69.128	-	-	-	3.856	-
Documentos por pagar	$ no reajustables	85.779	-	12.927	-	37.912	-	59.466	-
Obligaciones con bancos e instituciones financieras largo plazo porción corto plazo	$ reajustables	-	-	-	-	-	-	211.781	7,03%
Obligaciones con bancos e instituciones financieras largo plazo porción corto plazo	$ no reajustables	270.603	6,69%	-		14.046.667	6,69%	6.397.820	7,29%
Documentos por pagar	$ reajustables	50.904	6,17%	873.676	8,00%	263.543	6,64%	313.572	5,09%
Obligaciones con bancos e instituciones financieras corto plazo	$ reajustables	-	-	10.395.306	0,95	-	-	-	-
Documentos por pagar empresas relacionadas	Euros	928.999		1.524.882		-	-	-	-
Otros pasivos circulantes	$ no reajustables	3.688		11.878		-	-	-	-
Total pasivos circulantes	$ reajustables	3.284.752		108.673.078		13.645.287		13.249.729	
	$ no reajustables	53.764.582		50.185.398		20.154.384		12.370.127	
	Euro	932.346		1.532.468		-		-	
	Dólar	98.654		134.544		-		-	

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

Pasivos largo plazo período actual 2006

Rubro	Moneda	1 a 3 años		3 a 5 años		5 a 10 años		Más de 10 años	
		Monto M$	Tasa interés promedio anual %	Monto M$	Tasa interés promedio anual %	Monto M$	Tasa interés promedio anual %	Monto M$	Tasa interés promedio anual %
Obligaciones con bancos e instituciones financieras	$ no reajustables	28.093.333	6,69%	20.026.667	6,70%	1.900.000	6,80%		
Obligaciones con el público	$ reajustables	34.809.034	4,27%	23.720.424	4,34%	61.551.348	5,39%	71.534.355	4,76%
Documentos por pagar	$ reajustables	576.665	7,50%	255.566	7,10%	18.571.166	5,56%	12.272.039	3,69%
Acreedores varios	$ reajustables	303.204	-	754.542	-	-	-	-	-
Provisiones	$ reajustables	395.770	-	395.770	-	357.273	-	7.782.568	-
Impuestos diferidos	$ reajustables	529.184	-	529.184	-	1.305.884	-	1.313.580	
Otros pasivos	$ reajustables	376.305	-	97.569	-	62.344	-	-	-
Otros pasivos	$ no reajustables	26.942	-	-	-	-	-	-	-
Otros pasivos	$ reajustables	60.322	8,98%	117.293	8,73%	-	-	-	-
Acreedores varios	$ no reajustables	3.000	-	-	-	-	-	-	-
Total pasivos a largo plazo	$ no reajustables	28.123.275		20.026.667		1.900.000			
	$ reajustables	37.050.484		25.870.348		81.848.015		92.902.542	

Pasivos largo plazo período anterior 2005

Rubro	Moneda	1 a 3 años		3 a 5 años		5 a 10 años		Más de 10 años	
		Monto M$	Tasa interés promedio anual %	Monto M$	Tasa interés promedio anual %	Monto M$	Tasa interes promedio anual %	Monto M$	Tasa interés promedio anual %
Obligaciones con el público	$ reajustables	24.682.836	4,27%	25.748.427	4,35%	38.450.939	4,48%	23.372.577	6,25%
Documentos por pagar	$ reajustables	483.453	6,92%	431.921	6,92%	12.299.559	5,79%	12.781.008	3,91%
Acreedores varios	$ reajustables	594.770	4,34%	507.390		528.545	-	-	-
Provisiones	$ reajustables	247.107		247.107		617.763		6.926.040	-
Impuestos diferidos	$ reajustables	445.801		433.127		1.082.818		908.870	-
Otros pasivos	$ reajustables	439.328	8,28%	114.981	8,60%	255.152	9,09%	-	-
Obligaciones con bancos e instituciones financieras	$ no reajustables	28.683.295	7,29%	32.848.972	7,29%	1.939.900	7,40%	-	-
Total pasivos a largo plazo	$ reajustables	26.893.295		27.482.953		53.234.776		43.988.495	
	$ no reajustables	28.683.295		32.848.972		1.939.900			

File N° 82-35046

29.- SANCIONES

a) Superintendencia de Valores y Seguros

Aguas Cordillera S.A.
Con fecha 12 de diciembre de 2006, la Superintendencia de Valores y Seguros aplicó sanción de censura, según resolución exenta N° 574, por incumplimiento a los Artículos 30 letra e), 40 y 27 del D.L. 3.538 y la sección III de la Circular N° 1.481, correspondiente al envío de listado de los principales accionistas en el mes de octubre de 2006.

Aguas Los Dominicos S.A.
Con fecha 12 de diciembre de 2006, la Superintendencia de Valores y Seguros aplicó sanción de censura, según resolución exenta N° 570, por incumplimiento a los Artículos 30 letra e), 40 y 27 del D.L. 3.538 y la sección III de la Circular N° 1.481, correspondiente al envío de listado de los principales accionistas en el mes de octubre de 2006.

Aguas Manquehue S.A.
Con fecha 12 de diciembre de 2006, la Superintendencia de Valores y Seguros aplicó sanción de censura, según resolución exenta N° 569, por incumplimiento a los Artículos 30 letra e), 40 y 27 del D.L. 3.538 y la sección III de la Circular N° 1.481, correspondiente al envío de listado de los principales accionistas en el mes de octubre de 2006.

b) De otras autoridades administrativas.

Aguas Andinas S.A.

Año 2006

i) La Superintendencia de Servicios Sanitarios aplicó las siguientes multas:
Mediante resolución S.I.S.S. N° 553 de 8 de febrero de 2006, se aplicó multa de 50 U.T.A., por incumplimiento de las instrucciones escritas impartidas por la Superintendencia, al no entregar la información de gastos y costos para el año 2004, instruidas en varios oficios. Se inició juicio sumario de reclamación de multa en el 26° Juzgado Civil de Santiago (Rol 15200-2006), se pretende obtener una rebaja de la multa, se encuentra en período de prueba.
Mediante Resolución S.I.S.S. N° 1389 de 21 de abril de 2006, se aplicó multa de 5 U.T.A., por remitir el proceso PRO017 4 (PROCOF) con errores de carga y validaciones. La multa fue cancelada en mayo de 2006.
Mediante Resolución S.I.S.S. N° 1454 de 28 de abril de 2006, se aplicó multa de 20 U.T.A., por deficiencias en calidad de alcantarillado en la comuna de Quilicura. Se inició juicio sumario de reclamación de multa en el 29° Juzgado Civil de Santiago (Rol 6509-2006). Se pretende obtener una rebaja de la multa, se encuentra en período de prueba.

ii) La Secretaría Regional Ministerial de Salud, Región Metropolitana, aplicó multa de 100 U.T.M., por incumplimiento a lo dispuesto en los artículos 3, 33 y 66 del Reglamento sobre condiciones sanitarias y ambientales básicas en los lugares de trabajo e incumplimiento en los artículos 9 y 161 al 174 del Código Sanitario. La multa fue pagada en junio 2006.

iii) Fiscalía Nacional Económica propuso al Tribunal de Defensa de la Libre Competencia aplicar una multa a Aguas Andinas S.A. por 50.000 U.T.M. por las siguientes conductas 1) exigencias y cobros abusivos para nuevos servicios en áreas urbanas fuera del área de concesión 2) exigencia y cobros abusivos para servicios en zonas rurales fuera del área de concesión y 3) aplicación abusiva de los Aportes Financieros Reembolsables (AFR) (el requerimiento propone eliminar los AFR). Estado de la causa: período de discusión.

iv) La Dirección Nacional del Trabajo aplicó una multa de 60 U.T.M., "por no proteger eficazmente la salud de los trabajadores". Los hechos tienen relación con la muerte de cuatro trabajadores de una empresa contratista en el colector Dagoberto Godoy. Existen posibilidades de dejar sin efecto la multa, se encuentra en período de prueba. La multa fue pagada en una tercera parte. Se inició juicio ordinario laboral en el 8° Juzgado Laboral de Santiago (Rol 2449-2006). Se encuentra en período de prueba.

Año 2005

i) La Superintendencia de Servicios Sanitarios aplicó las siguientes multas:
Mediante resolución S.I.S.S. N° 2807/2005, se aplicó multa por 25 U.T.A., pagada el 30 de diciembre de 2005, por incumplimiento del numeral 6 del Capítulo VII del Manual de Facturación.
Mediante resolución S.I.S.S. N° 710/2005, se aplicó sanción de multa en función de un incumplimiento de las instrucciones escritas impartidas por la Superintendencia en el oficio N°1908 y en el Capítulo XI del Manual de Facturación. Monto a pagar 40 U.T.A. Juicio sumario reclasificación de la multa, se efectuó en el 29° Juzgado Civil de Santiago, Rol número 4779-2005. Estado de causa: sentencia desfavorable, apelada, se pretende obtener una rebaja de la multa.

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

ii) La COREMA RM aplicó multa de 300 U.T.M., mediante Resolución N° 069/2005, de 17 de febrero de 2005, a consecuencia de malos olores provenientes de la Planta de Tratamiento La Farfana. El 10% de la multa fue pagada a objeto de iniciar el reclamo en tribunales. El Juicio Sumario de reclamación de la multa se efectuó en el 27° Juzgado Civil de Santiago, número de Rol: 6857/2005, se encuentra en período de prueba.

Año 2004

i) La Superintendencia de Servicios Sanitarios aplicó las siguientes multas:
Mediante resolución N° 415 de 9 de febrero de 2004, se multó a la Sociedad por incumplimiento de las órdenes e instrucciones escritas de la S.I.S.S., al no remitir dentro de plazo la información para el proceso "Cobertura de tratamiento de aguas servidas" y "Producción de agua potable". Se realizó juicio sumario de reclamación en el 29° Juzgado Civil de Santiago, (Rol 1189-2004). Estado de la causa sentencia de primera instancia rechazó la demanda. Se presentó apelación. Monto de la sanción 30 U.T.A.
La Sociedad fue sancionada porque la S.I.S.S. detectó incumplimiento en los parámetros de coliformes fecales en examen de autocontrol practicado el segundo trimestre del 2003 en la Planta de Paine. Se realizó juicio sumario de reclamación en el 29° Juzgado Civil de Santiago, (Rol 1434-2004). Estado de la causa segunda instancia, apelación pendiente en contra del fallo que rechaza la demanda. Monto de la sanción 26 U.T.A.
Mediante resolución S.I.S.S. 2858 se aplicó sanción de multa en función de un incumplimiento de las instrucciones escritas impartidas por la Superintendencia en el oficio N° 2774 y del Plan de Desarrollo de la localidad de Curacaví. Se realizó juicio sumario de reclamación en el 29° Juzgado Civil de Santiago. Estado de la causa: Sentencia acogió la demanda y dejó sin efecto la multa, juicio terminado en año 2006.

ii) SESMA aplicó las siguientes multas:
Mediante Resolución N° 5180 de 15 de diciembre de 2003 se aplicó multa de 1.000 U.T.M. a consecuencia de malos olores provenientes de la Planta La Farfana. La multa fue previamente pagada a objeto de iniciar reclamo en tribunales, ésta se presentó en el 17° Juzgado Civil de Santiago (Rol 2999-2004). Estado de la causa, pendiente inicio del período de prueba.
Mediante Resolución N° 4838 de 19 de octubre de 2004, confirmada por la Resolución N° 782 de 02 de febrero de 2005, se aplicó multa por 2.000 U.T.M., por incumplimiento del D.S. N° 144/61 del Ministerio de Salud, que establece normas para evitar emanaciones o contaminantes atmosféricos de cualquier naturaleza. La multa fue previamente pagada a objeto de iniciar el reclamo en tribunales, ésta se presentó en el 25° Juzgado Civil de Santiago (Rol 4566-2005). Estado de la causa: pendiente período de prueba.

iii) La COREMA RM aplicó multa de 1000 U.T.M. mediante Resolución N° 177 de fecha 28 de mayo de 2004 a consecuencia de malos olores provenientes de la Planta La Farfana. Se pagó un 5% previamente a objeto de iniciar el reclamo en tribunales el cual se efectuó en el 28° Juzgado Civil de Santiago (Rol 6593-2004). Estado de la causa: Se encuentra en período de prueba.

Aguas Cordillera S.A.

El 09 de febrero de 2004, la Superintendencia de Servicios Sanitarios aplicó multa a la Sociedad, según Resolución Exenta N° 425, por incumplimiento de las órdenes e instrucciones escritas de dicha Superintendencia, al no remitir dentro de plazo la información para el proceso de "Cobertura de tratamiento de aguas servidas" y "Producción de agua potable".
Esta multa se encuentra recurrida por la Sociedad ante el 4° Juzgado Civil de Santiago, en causa Rol N° 1195-2004. Estado: Sentencia desfavorable, apelada.
La Superintendencia de Servicios Sanitarios mediante resolución N° 2734 aplicó sanción de multa en función de un incumplimiento de las instrucciones escritas impartidas por dicha entidad en el oficio N° 2774 y del Plan de Desarrollo.
Esta multa se encuentra recurrida por la Sociedad ante el 29° Juzgado Civil de Santiago, en causa Rol N° 11.129.
Estado: Sentencia desfavorable, apelada.

Aguas Los Dominicos S.A.

El 09 de febrero de 2004, la Superintendencia de Servicios Sanitarios aplicó a la Sociedad una multa, según Resolución Exenta N° 426, por incumplimiento de las órdenes e instrucciones escritas de dicha Superintendencia al no remitir dentro del plazo información para el proceso de "Cobertura de tratamiento de aguas servidas" y "Producción de agua potable".
Esta multa se encuentra recurrida por la Sociedad ante el 19 Juzgado Civil de Santiago, en causa Rol N° 1189-2004. Estado: Sentencia desfavorable, apelada.

File N° 82-35046

Notas a los Estados Financieros Consolidados

Aguas Manquehue S.A.

Con fecha 19 de mayo de 2003, la Superintendencia de Servicios Sanitarios aplicó multa a la Sociedad, según Resolución Exenta N° 1194, por incumplimiento de la norma NCH N° 1333 Of. 78.

La Sociedad pagó la multa y se encuentra recurrida ante el 7° Juzgado Civil de Santiago, en causa Rol N° 2829-2003. Estado: El 09 de diciembre de 2003, fue concedida la apelación en contra de la sentencia que rechazó la demanda.

El 09 de febrero de 2004, la Superintendencia de Servicios Sanitarios aplicó multa a la Sociedad, según Resolución Exenta N° 424, por incumplimiento de las órdenes e instrucciones escritas de dicha Superintendencia, al no remitir dentro de plazo la información para el proceso de "Cobertura de tratamiento de aguas servidas" y "Producción de agua potable".

Esta multa se encuentra recurrida por la Sociedad ante el 7° Juzgado Civil de Santiago, en causa Rol N° 1134-2004. Estado: Sentencia desfavorable. Apelada.

Causa: Rol 15.178-2006, 27° Juzgado Civil de Santiago. Reclamación en contra de la Resolución N° 554, que aplicó multa por 30 U.T.A., en función a incumplimiento de las instrucciones escritas impartidas por la Superintendencia de Servicios Sanitarios, al no entregar información de gastos y costos para el año 2004.

Estado: Presentada la demanda. Resultado: Es probable que no se acoja una rebaja de multa.

Durante los ejercicios cubiertos por los estados financieros, no se ha aplicado ninguna otra sanción a las Sociedades, a sus Directores o Ejecutivos.

30.- HECHOS POSTERIORES

En sesión celebrada con fecha 28 de febrero de 2007, el Directorio de la Sociedad ha acordado por unanimidad lo siguiente:

1) Citar a Junta Ordinaria de Accionistas para el próximo día 24 de abril de 2007, a las 11:00 horas, en Avenida Presidente Balmaceda N° 1398 piso décimo, Santiago, para conocer y pronunciarse sobre las materias propias de una junta ordinaria de accionistas.

2) Someter a la aprobación de la Junta Ordinaria de Accionistas referida anteriormente, la proposición del Directorio en orden a repartir un dividendo definitivo por un monto de M$8.845.300 equivalente a $8,8453 por acción, proponiendo como fecha de pago el día 23 de mayo de 2007.

3) Citar a Junta Extraordinaria de Accionistas para el próximo día 24 de abril de 2007, a celebrarse inmediatamente después del término de la Junta Ordinaria referida en el numeral 1) anterior, en Avenida Presidente Balmaceda N° 1398 piso décimo, Santiago, con el objeto de someter a la consideración de la Junta Extraordinaria de Accionistas la proposición del Directorio en orden a disminuir el capital social de la Compañía en M$19.512.800, así como repartir a los señores accionistas a prorrata de sus acciones dicha suma con cargo a la disminución de capital propuesta, correspondiendo $19,5128 por acción. Asimismo acordó proponer se faculte al Directorio para que fije la fecha de dicho pago.

A la fecha de la emisión de los presentes Estados Financieros consolidados, la administración de la Sociedad y sus filiales no tienen conocimiento de otros hechos posteriores que afecten significativamente la situación financiera y/o resultados de la Sociedad y sus filiales al 31 de diciembre de 2006.

File N° 82-35046

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

31.- MEDIO AMBIENTE

La matriz no ha efectuado desembolsos para proyectos de medio ambiente para los ejercicios terminados al 31 de diciembre de 2006 y 2005.

Los principales desembolsos en proyectos para mejorar el medio ambiente efectuados por las Filiales durante los ejercicios 2006 y 2005, se refieren a la construcción de las plantas de tratamiento de aguas servidas, las cuales se detallan a continuación:

Nombre de la obra	2006 M$	2005 M$
Planta Tratamiento Talagante	2.637.509	5.471.269
Planta Tratamiento La Farfana	1.434.754	5.984.064
Planta de Tratamiento Melipilla	1.121.195	219.849
Plataforma manejo de lodos	1.168.746	-
Planta Tratamiento Curacaví	772.461	962.550
Planta de Tratamiento el Chamisero	341.236	-
Maquinaria biosecado	175.205	-
Planta Tratamiento el Trebal	136.053	39.419
Cámara de elevación de lodos	97.305	-
Planta de Tratamiento Gran Santiago	62.005	-
Estudio impacto ambiental Mapocho Limpio	54.863	-
Gestión de lodos plantas de Tratamiento	36.200	3.583
Centrífuga móvil	34.216	-
Reparación de cámaras de lodo mixto	31.258	6.838
Planta de Tratamiento Valdivia de Paine	27.723	45
Planta de Tratamiento Los Nogales	-	22.624
Renovación y mejoramiento instalaciones	22.071	-
Planta de Tratamiento Los Trapenses	15.871	-
Planta de Tratamiento Cexas-Melipilla	9.399	-
Planta de Tratamiento Isla de Maipo	8.399	-
Planta de Tratamiento Pomaire	5.542	-
Planta de Tratamiento Til-Til	5.246	-
Telemetría plantas Tratamiento Cexas y Esmeralda	4.736	41.412
Totales	8.201.993	12.751.653

Notas a los Estados Financieros Consolidados

Al 31 de diciembre de 2006 y 2005

32.- DOCUMENTOS POR PAGAR LARGO PLAZO

En el artículo N° 14 del D.F.L. N° 70 publicado en el Diario Oficial del 30 de marzo de 1988 y el artículo N° 42 del D.S. N° 453, se fijaron las normas sobre la posibilidad de exigir aportes de financiamiento reembolsables por capacidad y por extensión del servicio correspondiente, a quienes soliciten ser incorporados como clientes o requieran una ampliación del servicio.
La deuda por aportes reembolsables se encuentra registrada en los rubros "Documentos por pagar largo plazo" por M$31.675.436 y M$ 25.995.941 a diciembre 2006 y 2005 respectivamente.

33.- TRANSFERENCIA DE DOMINIO DE OBRAS SANITARIAS

En virtud del convenio suscrito el 30 de junio de 1998, entre el Gobierno Regional Metropolitano y Aguas Andinas S.A., se transfirió a esta última, el dominio de las obras sanitarias construidas o adquiridas con recursos del Fondo Nacional de Desarrollo Regional. Las obras transferidas en virtud del presente convenio, que constituye aportes de terceros, se rigen por la normativa del D.F.L. N° 70 del Ministerio de Obras Públicas de 1988 y lo señalado en el Artículo N° 36 del respectivo Reglamento del D.S. MINECON N° 453 de 1989.
Al 31 de diciembre de 1998, estas obras fueron incorporadas al activo fijo de la Sociedad, considerando un valor nominal de $1 por cada bien, dado que existe prohibición de considerar estos bienes traspasados del Gobierno Regional como una inversión para efectos de fijación tarifaria, por lo cual la Filial no podrá rentar sobre ellos, y no representa para la Sociedad beneficios operativos adicionales a los ya obtenidos desde su puesta en funcionamiento.
Asimismo, no se altera la correlación ingresos-costos respecto de los períodos anteriores, debido a que no se realizaron desembolsos por parte de la Filial.
La tarifa máxima contemplada para este tipo de aportes está referida sólo a cubrir los gastos de operación y mantención que demanden.
De acuerdo a instrucciones impartidas por la Superintendencia de Valores y Seguros en su Oficio N° 01489 del 22 de marzo de 2000, se determinó el valor técnico estimado de estas obras, a título informativo, el que a esta fecha asciende a M$1.635.088 y su depreciación, determinada sobre la base del tiempo de uso alcanza a M$604.105
Los principales criterios utilizados en la valorización de estas obras comprenden: movimientos de tierra, tuberías por suministro, cámaras de agua potable y de alcantarillado y valor de la mano de obra, todos referidos a diciembre de 2006. El promedio de vida útil de estos bienes es de 406 meses y su vida útil remanente en promedio a diciembre 2006, es de 279 meses.

File N° 82-35046

Hechos Relevantes

HECHOS RELEVANTES

INVERSIONES AGUAS METROPOLITANAS S.A.

1. Con fecha 01 de marzo de 2006 se informó a la SVS.
En sesión celebrada con fecha 28 de febrero del presente año, el Directorio de la Sociedad ha acordado por unanimidad lo siguiente:

a) Dejar sin efecto la citación a Junta Extraordinaria de Accionistas acordada en sesión de directorio de fecha 14 de diciembre de 2005 y que debía celebrarse el próximo 8 de marzo con el objeto de renovar el directorio provisorio de la compañía. El acuerdo de citación se informó a esa Superintendencia con fecha 14 de diciembre de 2005 y los avisos correspondientes se publicaron en el Diario Financiero con fechas 17, 20 y 21 de febrero del presente.

b) Citar a Junta Ordinaria de Accionistas para el próximo día 27 de abril de 2006, a las 11:00 horas, en Avda. Presidente Balmaceda N° 1398 piso décimo, Santiago. Las materias a tratar en dicha junta ordinaria serán las siguientes:

- **i.** Examen de la situación de la sociedad y de los informes de los auditores externos y la aprobación o rechazo de la memoria, del balance, de los estados y demostraciones financieras presentados por la administración;
- **ii.** La distribución de las utilidades del ejercicio y el reparto de dividendos;
- **iii.** La revocación del directorio provisorio y elección de la totalidad de los miembros titulares y suplentes del mismo;
- **iv.** La designación de Auditores Externos y Clasificadores de Riesgo y,
- **v.** En general, cualquier materia de interés social que no sea propia de Junta extraordinaria de accionistas.

c) Citar a Junta Extraordinaria de Accionistas para el próximo día 27 de abril de 2006, a celebrarse inmediatamente después del término de la Junta Ordinaria referida en el numeral anterior, en Avda. Presidente Balmaceda N° 1398 piso décimo, Santiago, con el objeto de someter a la asamblea una proposición del directorio en orden a efectuar una disminución del capital de la Sociedad, en el monto, tiempo y forma que determine la Junta.

2. Con fecha 23 de marzo de 2006 se informó a la SVS.
En sesión celebrada el 22 de marzo de 2006, el Directorio de la Sociedad ha acordado por unanimidad lo siguiente:

a) Someter a la aprobación de la Junta Ordinaria de Accionistas, a celebrarse el 27 de abril de 2006, entre otras materias, la proposición del Directorio en orden a repartir un dividendo definitivo por un monto de M$5.974.400 equivalente a $5,9744 por acción, proponiendo como fecha de pago el 29 de mayo de 2006.

b) Someter a la consideración de la Junta Extraordinaria de Accionistas, a celebrarse el 27 de abril de 2006, la proposición del Directorio en orden a disminuir el capital social de la Compañía en M$21.959.900, así como repartir a los señores accionistas a prorrata de sus acciones, dicha suma con cargo a la disminución de capital propuesta, correspondiendo $21,9599 por acción. Asimismo acordó proponer se faculte al Directorio para que fije la fecha de dicho pago, la que no podrá ser posterior al 30 de junio de 2006.

3. Con fecha 05 de abril de 2006 se informó a la SVS.
El Directorio de la Compañía, en sesión extraordinaria celebrada el 4 de abril del presente en Barcelona, España, acordó lo siguiente:

- **i.** Autorizar la venta de 67.308.616 acciones serie A de Aguas Andinas S.A., equivalentes al 1,1% del total de las acciones suscritas y pagadas de dicha Sociedad, estableciendo como precio mínimo de venta por acción, la suma de $182. En consecuencia, luego de la operación antes indicada, la participación de Inversiones Aguas Metropolitanas S.A., en Aguas Andinas S.A. disminuirá en 1,1 %, manteniendo el control de dicha Sociedad con el 50,102% de su propiedad, esto es 3.065.744.510 acciones serie A.
- **ii.** Modificar el acuerdo adoptado en la sesión de Directorio celebrada el 22 de marzo pasado, en orden a que se someta a consideración de la junta extraordinaria de accionistas citada para el 27 de abril próximo, una propuesta de disminución de capital de hasta M$33.609.900, mediante la correspondiente modificación de los estatutos sociales y pago en dinero a los accionistas, a prorrata de su participación en el capital social.

File N° 82-35046

Hechos Relevantes

4. Con fecha 27 de abril de 2006 se informó a la SVS.

a) En Junta Ordinaria de Accionistas, celebrada con fecha 27 de abril de 2006, se adoptaron, entre otros, los siguientes acuerdos:

- Distribuir el 100% de las utilidades líquidas obtenidas por la compañía en el ejercicio 2005, las que ascienden a $17.103.980.871. Hago presente que de conformidad con lo acordado por el Directorio en su oportunidad, el 27 de septiembre de 2005 se repartió un dividendo provisorio por un monto actualizado al 31 de diciembre de 2005 de $11.129.475.000, equivalente al 65,07% de las utilidades líquidas del ejercicio, correspondiendo a esa fecha un dividendo de $10,965 por acción.
  Habiéndose repartido el dividendo provisorio ya citado, el total de utilidades a distribuir, asciende a la suma de $5.974.400.000. La diferencia resultante de la operación efectuada para el cálculo del dividendo a pagar, se asignará a la cuenta utilidades acumuladas. Lo anterior significa que el dividendo N° 2 de la Compañía, ascenderá a $5,9744 por acción, el cual será exigible el próximo 29 de mayo de 2006.
- Se procedió a la revocación del directorio actual y a elegir por un período estatutario íntegro, a las siguientes personas:

Director titular	**Director suplente**
Ángel Simón Grimaldos	Josep Bagué Prats
Alfredo Noman Serrano	Fernando Rayón Martin
Alain Chaigneau	Iván Yarur Sairafi
Joaquín Villarino Herrera	Albert Martínez Lacambra
Herman Chadwick Piñera	Ignacio Guerrero Gutiérrez
Mario Marcel Cullell	Juan Toro Rivera
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández

De estos directores los cuatro primeros fueron elegidos con los votos del controlador y los tres últimos con los votos de los accionistas minoritarios.

b) En Junta Extraordinaria de Accionistas, celebrada con fecha 27 de abril de 2006, se adoptaron los siguientes acuerdos:

- Disminuir el capital de la sociedad modificándose los artículos Quinto y Primero Transitorio, según el texto que fuera aprobado por los señores accionistas.
- Repartir a los señores accionistas, a prorrata de sus acciones, la suma de $33.609.900.000, con cargo a la disminución de capital aprobada, correspondiendo que se pague la suma de $33,6099 por acción, según el mecanismo aprobado en esta Junta.
- Facultar al Directorio de la sociedad para que éste determine, luego de realizadas las formalidades requeridas por la ley, la fecha en la que deberá realizarse el reparto de capital aprobado, la que no podrá ser posterior al 31 de diciembre de 2006.

Hechos Relevantes

5. Con fecha 29 de mayo de 2006 se informó a la SVS.
En sesión celebrada con fecha 29 de mayo de 2006, el Directorio de la Sociedad ha acordado por unanimidad lo siguiente:

a) Cambio de Gerente General: deja el cargo el señor Giovano Suazo Hormazábal y se nombre en su reemplazo al señor Albert Martínez Lacambra.
b) El señor Albert Martínez renuncia al cargo de director suplente de la sociedad.
c) Se constituyó el directorio quedando conformado de la siguiente forma:

Director titular	Director suplente
Ángel Simón Grimaldos (Presidente)	Josep Bagué Prats
Alfredo Noman Serrano (Vice-presidente)	Fernando Rayón Martin
Alain Chaigneau	Iván Yarur Sairafi
Joaquín Villarino Herrera	
Herman Chadwick Piñera	Ignacio Guerrero Gutiérrez
Mario Marcel Cullel	Juan Toro Rivera
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández

d) Se constituyó el comité de directorio quedando conformado por las siguientes personas:

Director titular	Director suplente
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández
Herman Chadwick Piñera	Ignacio Guerrero Gutiérrez
Alfredo Noman Serrano (Vice-presidente)	Fernando Rayón Martín

e) Se fijo el 15 de junio de 2006, como fecha para pagar la disminución de capital acordada en Junta Extraordinaria de Accionistas celebrada el 27 de abril de 2006.

6. Con fecha 27 de septiembre de 2006 se informó a la SVS.
En sesión celebrada con fecha 27 de septiembre del presente año, el Directorio de la Sociedad ha acordado distribuir la suma de M$14.133.000, a cuenta de las utilidades del año 2006, en calidad de dividendo provisorio. En razón de lo anterior, el dividendo número 04 de la Compañía, ascenderá a $14,133 por acción y será exigible a partir del 27 de octubre de 2006.

File N° 82-35046

Hechos Relevantes

Aguas Andinas S.A.

En sesión celebrada con fecha 28 de febrero del presente año, el Directorio de la Sociedad ha acordado citar a Junta Ordinaria de Accionistas para el próximo día 26 de abril de 2006, a las 11:00 horas, en Avda. Presidente Balmaceda N° 1398, piso 10, Santiago. Las materias a tratar en dicha Junta serán las propias de Junta Ordinaria.

Con fecha 25 de abril de 2006 en sesión de Directorio, presentaron la renuncia a sus cargos los señores Bernardo Espinosa Bancalari, Director titular y su suplente don Roberto Hempel Holzapfel.

En conformidad a lo establecido en el Art. 32 de la Ley de Sociedades Anónimas, se procederá a la renovación total del Directorio en la próxima junta ordinaria de accionistas, a celebrarse el día 26 de abril de 2006.

Con fecha 26 de abril de 2006 se informó a la Superintendencia de Valores y Seguros que el Directorio de la Sociedad quedó conformado de la siguiente forma:

Director titular	Director suplente
Alfredo Noman Serrano	José Vila Bassas
Alain Chaigneau	Fernando Rayón Martin
Pedro Butazzoni Alvarez	Xavier Amorós Corbella
Josep Bagué Prats	Lluis M Puiggari Lalanza
Mónica Singer González	Ramón Figueroa González
Jaime Arellano Quintana	Mario Castillo Astudillo
Carlos Mladinic Alonso	Jorge Bande Bruck

Con fecha 20 de septiembre de 2006 se informó a la Superintendencia de Valores y Seguros, que en sesión celebrada con fecha 19 de septiembre del presente año, el Directorio de la Sociedad ha acordado distribuir la suma de M$28.208.429, a cuenta de las utilidades del año 2006, en calidad de dividendo provisorio. En razón de lo anterior, el dividendo número 43 de la Compañía, ascenderá a $4,61 por acción y será exigible a partir del 26 de octubre de 2006.

Hechos Relevantes

Aguas Cordillera S.A.

El 01 de marzo de 2006, Aguas Cordillera S.A. informó que en sesión del Directorio celebrada el 28 de febrero de 2006, se acordó citar a Junta Ordinaria de Accionistas para el 25 de abril de 2006 en Avda. Presidente Balmaceda Nº 1398, piso 17, Santiago.

Con fecha 30 de noviembre de 2006, se informó que en Junta Extraordinaria de Accionistas de sociedad anónima cerrada Comercial Orbi II S.A., celebrada con fecha 30 de noviembre de 2006, entre otras materias, se acordó el aporte en dominio de 137.999.999 acciones de Aguas Cordillera S.A., representativas del 99,9999% de las acciones emitidas por Aguas Cordillera S.A.

Posteriormente, con fecha 01 de diciembre de 2006, complementando el hecho esencial informado el 30 de noviembre de 2006, se comunicó lo siguiente:

a) Que en Junta Extraordinaria de Accionistas de Comercial Orbi II S.A., celebrada con fecha 30 de noviembre de 2006 se acordó, entre otras materias, el aumento del capital de esta sociedad.

b) Los accionistas acordaron que parte de las nuevas acciones de pago provenientes del aumento del capital, fueran pagadas mediante el aporte en dominio, por parte de Aguas Andinas S.A., de 137.999.999 acciones de Aguas Cordillera S.A., representativas del 99,9999% de las acciones emitidas por esta sociedad; aporte que se materializa el mismo día antes señalado.

Aguas Los Dominicos S.A.

En sesión celebrada con fecha 28 de febrero de 2006, el Directorio de la Sociedad acordó citar a Junta Ordinaria de Accionistas para el día 25 de abril de 2006, a las 16:30 horas, en Avda. Presidente Balmaceda Nº 1398, Santiago. Las materias a tratar en dicha junta serán las propias de Junta Ordinaria.

Aguas Manquehue S.A.

En sesión celebrada con fecha 28 de febrero de 2006, el Directorio de la Sociedad acordó citar a Junta Ordinaria de Accionistas para el día 25 de abril de 2006, a las 17:00 horas, en Avda. Presidente Balmaceda Nº 1398, 17 piso, Santiago. Las materias a tratar en dicha junta serán las propias de Junta Ordinaria.

El 14 de julio de 2006, Aguas Manquehue S.A. informó que según acuerdo adoptado en sesión ordinaria de Directorio celebrada el 30 de noviembre de 2005, la Sociedad suscribió por escritura pública con fecha 28 de junio de 2006, contrato de ampliación de área de concesión sanitaria con la sociedad Agrícola Santa Teresa S.A.

Con fecha 10 de noviembre de 2006, se informó que en Junta Extraordinaria de Accionistas celebrada con esta misma fecha, se acordaron entre otras materias lo siguiente:

i. La fusión por incorporación de Hidráulica Manquehue Limitada en Aguas Manquehue S.A, absorbiendo ésta a aquella, según balances de esas sociedades al 30 de septiembre de 2006 e informe pericial enviado en su oportunidad a la Superintendencia de Valores y Seguros.

ii. El aumento del capital de la sociedad absorbente en $9.900.000, mediante la emisión de 4.505 nuevas acciones para ser distribuidas a los socios de la sociedad absorbida en la proporción acordada. En consecuencia, el capital de Aguas Manquehue S.A., asciende a la cantidad de $7.558.390.878 pesos, dividido en 233.249 acciones ordinarias, nominativas, de igual valor cada una y sin valor nominal.

iii. La modificación de los artículos 50 y 10 transitorio de los estatutos de Aguas Manquehue S.A.

Al cierre de los Estados Financieros finalizados al 31 de diciembre de 2006, la Sociedad y filiales no presentan otros hechos relevantes.

Análisis Razonado de los Estados Financieros

Al 31 de diciembre de 2006 y 2005

I ASPECTOS GENERALES

Inversiones Aguas Metropolitanas S.A. es controladora de Aguas Andinas S. A. y Filiales y en tal sentido sus operaciones a nivel consolidado corresponden a dichas empresas.

COMPOSICIÓN ACCIONARIA

El capital de Inversiones Aguas Metropolitanas S.A. está constituido por 1.000.000.000 acciones sin valor nominal. Al 31 de diciembre de 2006, nuestros principales accionistas son Inversiones Aguas del Gran Santiago S.A. con un 56,60% y The Bank of New York (Banco depositario que actúa en representación de los tenedores de ADR's) con un 32,75% del total accionario.

INGRESOS

Nuestros ingresos derivan principalmente de los servicios regulados que prestamos relacionados con: producción y distribución de agua potable, recolección, tratamiento y disposición de aguas servidas, otros servicios regulados (los que incluyen ingresos relacionados con cargos de corte y reposición del suministro, monitoreo de descarga de residuos industriales líquidos y cargos fijos).
Los ingresos de explotación del ejercicio 2006 ascendieron a MM$232.143, cifra superior en MM$12.520 (5,70%) a la obtenida en el año 2005. En tanto la utilidad neta de Inversiones Aguas Metropolitanas S.A. al 31 de diciembre de 2006, fue de MM$22.618 cifra superior en MM$5.155 (29,52%), con respecto al ejercicio 2005.

COSTOS Y GASTOS OPERACIONALES

Nuestros costos y gastos operacionales están compuestos por los costos de explotación y gastos de administración y ventas. Los ítems más importantes incluidos en los costos de explotación son la depreciación, que representó un 35,9%; la externalización de ciertos servicios con contratistas, que representó un 32,3%; y personal que representó un 15,8% en el ejercicio 2006. Los ítems más importantes en los gastos de administración y ventas, son personal que representó 46,3%; servicios externalizados, que representó un 26,6%; y gastos generales, que representaron un 14,6%; en el año 2006.

TARIFAS

El factor más importante que determina los resultados de nuestras operaciones y situación financiera son las tarifas que se fijan para nuestras ventas y servicios regulados. Como monopolio natural, estamos regulados por la S.I.S.S. y nuestras tarifas se fijan en conformidad con la Ley de Tarifas de los Servicios Sanitarios, D.F.L. Nº 70 de 1988.
Nuestros niveles tarifarios se revisan cada cinco años y, durante cada período de cinco años, están sujetos a reajustes adicionales ligados a un polinomio de indexación si la variación acumulada desde el ajuste anterior es del 3,0% o superior, según cálculos realizados en función de diversos índices de inflación. Específicamente, los reajustes se aplican en función de una fórmula que incluye el Índice de Precios al Consumidor, el Índice de Precios Mayoristas de Bienes Industriales Importados y el Índice de Precios Mayoristas de Bienes Industriales Nacionales, todos ellos medidos por el Instituto Nacional de Estadísticas de Chile. Además, las tarifas están afectas a reajuste para reflejar servicios adicionales previamente autorizados por la S.I.S.S.
En el año 2005 concluyeron los procesos de negociación de tarifas, para el período 2005-2010. Las nuevas tarifas aprobadas por el Decreto Nº 100 para Aguas Andinas S.A., Decreto Nº 149 para Aguas Manquehue S.A., Decreto Nº 179 para Aguas Cordillera S.A. y Decreto Nº 178 para Aguas Los Dominicos S.A. del Ministerio de Economía, Fomento y Reconstrucción entraron en vigencia el 1° de Marzo de 2005, 19 mayo de 2005, 30 de Septiembre de 2005 y 30 de Septiembre de 2005 respectivamente.

File N° 82-35046

Análisis Razonado de los Estados Financieros

Al 31 de diciembre de 2006 y 2005

RIESGO DE MERCADO

Nuestra empresa presenta una favorable situación en términos de riesgo, la que se debe principalmente a las características particulares del sector sanitario. Nuestro negocio es estacional y los resultados de la explotación pueden variar de un trimestre a otro. Tendemos a registrar los mayores niveles de demanda e ingresos durante los meses de verano (diciembre a marzo) y los menores niveles de demanda e ingresos durante los meses de invierno (junio a septiembre). En general, la demanda de agua es mayor en los meses más cálidos que en los más templados, debido principalmente a las necesidades adicionales de agua que generan los sistemas de irrigación y otros usos externos de agua. Las condiciones climatológicas adversas pueden eventualmente afectar la óptima entrega de servicios sanitarios, esto porque los procesos de captación y producción de agua potable dependen en gran medida de las condiciones climatológicas que se desarrollan en las cuencas hidrográficas. Factores tales como las precipitaciones meteorológicas (nieve, granizo, lluvia, niebla), la temperatura, la humedad, el arrastre de sedimentos, los caudales de los ríos y las turbiedades, determinan la cantidad, calidad y continuidad de aguas crudas disponibles en cada bocatoma posible de tratar en una planta de tratamiento de agua potable. En caso de sequía contamos con importantes reservas de agua que mantenemos en el Embalse El Yeso, Laguna Negra y Lo Encañado, además de los planes de contingencia que hemos desarrollado, los cuales nos permiten disminuir los eventuales impactos negativos que pudieran generar condiciones climatológicas adversas para nuestras operaciones.

INVERSIONES DE CAPITAL

Una de las variables que más incide en el resultado de nuestras operaciones y situación financiera son las inversiones de capital. Éstas son de dos tipos:

Inversiones comprometidas.
Tenemos la obligación de acordar un plan de inversiones con la S.I.S.S., en el que se describen las inversiones que debemos realizar durante los 15 años siguientes a la fecha en la que el plan de inversiones correspondiente entra en vigor. Específicamente, el plan de inversiones refleja un compromiso de nuestra parte para llevar a cabo ciertos proyectos relacionados con el mantenimiento de ciertas normas de calidad y cobertura. El plan de inversiones mencionado está sujeto a revisión cada cinco años, pudiendo solicitar efectuar modificaciones cuando se verifican ciertos hechos relevantes.

Fechas de aprobación actualización planes de desarrollo del Grupo Aguas.

- **Aguas Andinas S.A.**
  Gran Santiago 23 de mayo de 2006
  Localidades diciembre 2005 - primer semestre 2006

- **Aguas Cordillera S.A.**
  Las Condes 10 de mayo de 2006

- **Aguas Los Dominicos S.A.**
  Los Dominicos 12 de mayo de 2006

- **Aguas Manquehue S.A.**
  Manquehue 12 de mayo de 2006
  Localidades noviembre 1999 - junio 2001

Inversiones no comprometidas.
Las inversiones no comprometidas son aquellas que no están contempladas en el plan de inversiones y que realizamos voluntariamente a fin de asegurar la calidad de nuestros servicios y reemplazar activos obsoletos. Éstos, en general, dicen relación con el reemplazo de infraestructura de la red y otros activos, la adquisición de derechos de aprovechamiento de agua y las inversiones en negocios no regulados, entre otros. En conformidad con las normas chilenas, se capitalizan los intereses sobre inversiones de capital en obras en ejecución. En consecuencia, los cambios que sufre nuestro plan de inversiones de capital afecta el monto de gastos en intereses abonados en los estados de resultados, consignado como obras en ejecución en la partida "Activos Fijos" de nuestro balance.

File N° 82-35046

Análisis Razonado de los Estados Financieros

Al 31 de diciembre de 2006 y 2005

II ANÁLISIS COMPARATIVO Y EXPLICACIÓN DE VARIACIONES

Balances Generales

La composición de los activos y pasivos es la siguiente:

Activos	2006 MM$	2005 MM$	Variación %
Activos circulantes	52.648	73.779	(28,64)
Activos fijos (netos)	604.122	603.850	0,05
Otros activos	388.619	416.402	(6,67)
Totales	1.045.389	1.094.031	(4,45)

El activo circulante presenta un menor valor de MM$21.131 en relación al período anterior, debido principalmente a la disminución de otros activos circulantes en MM$20.711, deudores varios en MM$6.291 y valores negociables en MM$1.640, compensado parcialmente por el aumento de deudores por venta en MM$5.615 y documentos por cobrar en MM$1.950.
El activo fijo exhibe un aumento de 2,04% (MM$23.528) en términos brutos, respecto a igual fecha del año anterior, pasando de MM$1.154.904 a MM$1.178.431. Los aumentos más importantes se reflejaron en construcciones y obras de infraestructura por MM$15.985, maquinarias y equipos por MM$5.534 y terrenos por MM$1.726, debido a las inversiones que se están realizando en infraestructura sanitaria y de apoyo.
El gasto por depreciación a diciembre 2006 ascendió a MM$34.355, cifra superior en 2,01% a la registrada para el mismo periodo del año 2005 (MM$33.679), explicada básicamente por aquellos activos que han entrado en operaciones durante el último año, en particular el inicio de la operación de las plantas de tratamiento de aguas servidas de Talagante y Curacaví. Adicionalmente, y debido a las obras que han entrado en operaciones durante el último año y las realizadas en años anteriores, es que la depreciación acumulada se incrementó en MM$23.256 (4,22%) respecto al año anterior.
Sumados los efectos anteriores, en términos netos el activo fijo aumentó en un 0,04% (MM$271) respecto a diciembre de 2005.
En otros activos se observa una disminución de MM$27.783, siendo las principales variaciones una baja del menor valor de inversiones en MM$31.771 y una menor amortización en MM$1.106, compensadas por el aumento de otros activos en MM$4.632.

Pasivos	2006 MM$	2005 MM$	Variación %
Pasivos Circulantes	91.880	186.145	(50,64)
Pasivos Largo Plazo	287.721	215.072	33,78
Pasivo Exigible	379.601	401.217	(5,39)
Interés Minoritario	195.112	190.347	2,50
Patrimonio	470.675	502.467	(6,33)
Totales	1.045.389	1.094.031	(4,45)

Las variaciones en la composición del pasivo exigible entre corto y largo plazo están explicadas principalmente por la aplicación de un plan de refinanciamiento que en enero de 2006 incluyó el canje de bonos Serie D con vencimiento el año 2009 por bonos Serie F por U.F. 5.000.000 con vencimiento en el año 2026.
Los pasivos circulantes, comparados con el ejercicio anterior, disminuyeron en MM$94.265, debido a la disminución en: Obligaciones con el público por MM$94.229 (por canje de bonos), Documentos y cuentas por pagar por MM$3.343, Préstamos bancarios a corto plazo por MM$2.640, Documentos y cuentas por pagar empresas relacionadas por MM$2.311 e Impuesto a la Renta por MM$1.686. Lo anterior fue parcialmente compensado por el aumento de las Obligaciones con bancos traspasadas del largo plazo por MM$7.708 y Provisiones por MM$2.008.
Los pasivos a largo plazo tuvieron una variación positiva de MM$72.650 comparado con el ejercicio anterior, debido al aumento de las obligaciones con el público largo plazo (emisión de bonos serie F) por MM$79.360 y documentos por pagar por MM$5.679, compensado en parte por la disminución de obligaciones con bancos e instituciones financieras por MM$13.452.
El patrimonio comparado con el ejercicio 2005, tuvo una variación negativa de MM$31.792, explicado principalmente por la combinación las siguientes variaciones: disminución del capital en MM$34.245, aumento de los dividendos provisorios por MM$2.713 y aumento en el resultado del ejercicio en MM$5.155.

File N° 82-35046

Análisis Razonado de los Estados Financieros

Al 31 de diciembre de 2006 y 2005

INDICADORES FINANCIEROS

Indicadores	Unidad	2006	2005	Variación %
Liquidez corriente	(veces)	0,57	0,40	44,57
Razón ácida	(veces)	0,01	0,01	1,50
Endeudamiento				
Endeudamiento	(%)	80,65	79,85	1,00
Deuda corto plazo	(%)	24,20	46,40	(47,83)
Deuda largo plazo	(%)	75,80	53,60	41,40
Cobertura de gastos financieros	(veces)	3,46	2,90	19,16
Actividad				
Rotación inventario	veces	70,23	74,93	(6,27)
Permanencia inventarios	días	5,13	4,80	6,88
Rentabilidad				
Rentabilidad del patrimonio (promedio)	(%)	4,65	3,31	40,35
Rentabilidad de activos (promedio)	(%)	2,11	1,55	36,41
Rentabilidad activos				
Operacionales (promedio)	(%)	17,57	16,11	9,03
Utilidad por acción	($)	22,62	17,46	29,52
Retorno de dividendos	(%)	3,08	9,57	(67,84)

A diciembre de 2006, el activo circulante aumentó en un 28,64% en tanto que los pasivos circulantes disminuyeron en un 50,64%, debido a esto, el nivel de liquidez de la Sociedad aumentó en un 44,57% en comparación con el período 2005. El pasivo circulante disminuyó principalmente en el rubro Obligaciones con el público-porción corto plazo, debido al canje de bonos realizado en enero de 2006.

En términos netos el nivel de endeudamiento tuvo un aumento de 1,00%, debido a la disminución experimentada en el patrimonio de la sociedad, lo cual se compensa parcialmente con la disminución del pasivo exigible.

Para el cálculo de rentabilidad de los activos operacionales se ha considerado el resultado de explotación dividido por la sumatoria del activo fijo (promedio) y los intangibles netos (promedio). Este indicador tiene una variación positiva de 9,03% dado el aumento del resultado operacional del período en 8,61% y la disminución de activos fijos e intangibles promedio de un 0,39%.

La rentabilidad del patrimonio promedio presenta un aumento del 40,35%, esto se debe principalmente al incremento de utilidades con respecto a igual período anterior de un 29,52% y a la disminución del patrimonio promedio producto de los retiros de capital realizados.

El retorno de dividendos disminuyó en un 67,84%, producto del aumento del precio de la acción en un 51,81% y de la disminución de los dividendos pagados por acción en un 51,17%, lo que se explica porque durante el 2005 se repartieron dividendos extraordinarios correspondientes a utilidades de ejercicio anteriores.

File N° 82-35046

Análisis Razonado de los Estados Financieros

Al 31 de diciembre de 2006 y 2005

ESTADOS DE RESULTADOS

La siguiente tabla presenta los ítems más importantes de los estados de resultados:

	2006 MM$	2005 MM$	Variación %
Ingresos de explotación	232.143	219.623	5,70
Costos de explotación	(91.597)	(88.082)	3,99
Gastos de administración y ventas	(28.019)	(27.931)	0,32
Resultado de explotación	112.527	103.611	8,61
Resultado fuera de explotación	(29.889)	(31.322)	(4,58)
Resultado del ejercicio	22.618	17.463	29,52
Gastos financieros	(16.572)	(18.116)	(8,52)
RAIIDAIE	92.745	87.322	6,21

(RAIIDAIE resultado antes de impuesto, depreciación, amortización e intereses)

Ingresos de Explotación:

Al cierre del año 2006, Inversiones Aguas Metropolitanas S.A. Consolidado obtuvo MM$232.143 de ingresos, cifra superior en MM$12.520 (5,7%) a la obtenida al cierre del ejercicio 2005. La variación anterior se obtiene con la siguiente composición de ingresos:

	2006		2005	
	Ventas M$	Participación %	Ventas M$	Participacion %
Agua Potable	107.436	46,3	104.241	47,5
Aguas Servidas	98.274	42,3	91.239	41,5
Otros Ingresos Regulados	9.366	4,0	9.254	4,2
Negocios No Regulados	17.068	7,4	14.890	6,8
Total	232.143	100,0	219.623	100,0

En el rubro de prestaciones reguladas, las principales variaciones son:

a) Agua Potable: en esta línea se consideran los servicios de producción y distribución de agua potable. Estos servicios presentan un aumento de MM$3.195 (3,1%), producto de un mayor volumen de venta de 14,3 millones de m³ y de una tarifa promedio aplicada inferior. El mayor volumen de venta se explica por la combinación de un crecimiento promedio de clientes del 2,8% y de un aumento en los consumos unitarios de un 0,3%; mientras que la menor tarifa media se explica por el efecto acumulado de indexaciones y la aplicación del nuevo decreto tarifario (2005-2010).

b) Aguas Servidas: en esta línea se consideran los servicios de recolección, tratamiento, disposición e interconexión de aguas servidas. Estos servicios presentan un aumento de MM$7.035 (7,7%) producto de: i) un mayor ingreso en recolección por MM$4.283 (respecto a MM$45.180 en 2005) debido a una mayor tarifa promedio aplicada y a un mayor volumen de venta de 11,0 millones de m³, ii) un mayor ingreso en tratamiento por MM$2.027 (respecto a MM$35.811 en 2005) debido a una mayor tarifa promedio aplicada y a un mayor volumen de venta de 7,4 millones de m³, y iii) un mayor ingreso en interconexiones de aguas servidas por MM$725 (respecto a MM$10.248 en 2005) debido a una mayor tarifa promedio aplicada y un mayor volumen de venta de 2,6 millones de m³. Las variaciones en las tarifas medias se explican por el efecto acumulado de indexaciones y la aplicación del nuevo decreto tarifario (2005-2010) y adicionalmente, en el caso de tratamiento de aguas servidas el incremento también se explica por el aumento de la cobertura asociada al inicio de operación de las plantas de Talagante y Curacaví.

Análisis Razonado de los Estados Financieros

Al 31 de diciembre de 2006 y 2005

c) Otros Ingresos Regulados: en esta línea se considera el cargo fijo de clientela, los servicios de corte y reposición del suministro, el control de descargas de residuos líquidos de industriales, provisiones de consumos no facturados y de descuentos por convenios de pago. Estos ingresos presentan un incremento de MM$112 explicados principalmente por mayores ingresos por concepto de cargo fijo.

En el caso de las prestaciones no reguladas, las principales variaciones son:

a. Servicios Sanitarios: aumento de MM$437, asociados a un mayor crecimiento de ventas en servicios de instalaciones de conexiones domiciliarias, reparaciones, calibraciones y reglamentaciones de servicios.

b. Servicios No Sanitarios: aumento de MM$51, en ventas de servicios de laboratorio (muestreo y análisis, ANAM), de MM$618 en servicio de operación de plantas de tratamiento de residuos líquidos y de tratamiento de excesos de carga orgánica a industriales (EcoRiles, por nuevos contratos) y de MM$1.072 en ventas de materiales relacionadados al giro sanitario (Gestión y Servicios).

Costos de Operación:
Al cierre del Ejercicio 2006, los costos de Inversiones Aguas Metropolitanas S.A. Consolidado fueron MM$119.616, cifra superior en MM$3.603 (3,11%) respecto a la devengada al cierre del año 2005. La variación anterior se obtiene de la siguiente forma:
Los costos de explotación aumentaron en MM$3.515 (3,99%) llegando a MM$91.597, en comparación con los MM$88.082 del ejercicio anterior. Esta variación se explica principalmente por mayores costos asociados a un mayor nivel de actividad en las filiales no sanitarias, mayores costos por incremento de cobertura de tratamiento de aguas servidas asociado al inicio de operación de la Plantas de Talagante y Curacaví, y a un incremento de gastos de personal asociado a los procesos de negociación colectiva que tuvieron lugar durante el segundo semestre del 2006.
Los gastos de administración y ventas presentaron un leve aumento de MM$88 (0,32%), llegando a MM$28.019, en comparación con los MM$27.931 del ejercicio anterior. Lo anterior se explica básicamente por mayores gastos generales compensados parcialmente por menores gastos en estudios tarifarios.

Resultado de Explotación
Debido a los factores indicados precedentemente, el Resultado de Explotación de Inversiones Aguas Metropolitanas S.A. Consolidado al cierre del Ejercicio 2006 ascendió a MM$112.527, cifra superior en MM$8.916 al resultado obtenido en el período 2005. Como porcentaje de los ingresos netos, el margen aumentó desde un 47,2% en el año 2005 a un 48,5% en el periodo 2006.

Resultado Fuera de Explotación
El Resultado Fuera de Explotación de Inversiones Aguas Metropolitanas S.A. Consolidado ascendió a MM$(29.889), lo que representa una mejora de MM$1.433 respecto al resultado obtenido al cierre del ejercicio 2005.
Las principales variaciones se explican por un mayor resultado financiero (neto) MM$904 (principalmente por la reestructuración de la deuda emitida en bonos realizada a comienzos del ejercicio 2006), una menor amortización de menor valor en inversiones por MM$468 y un mayor resultado de otros ingresos (netos) fuera de la explotación por MM$143 (que se originan básicamente por un mayor resultado por la venta del 1,1% de Aguas Andinas, compensado parcialmente por mayores mermas y obsolescencia de activos junto con mayores gastos en proyectos desechados y estudios). Lo anterior se compensa parcialmente con un menor resultado en corrección monetaria por MM$124.

Impuesto a la Renta
La provisión de impuesto a la renta del año 2006 es MM$1.122 superior a la del año anterior, asociado al mayor resultado antes de impuesto.

Interés Minoritario
El Interés Minoritario ascendió en el año 2006 a MM$41.911 (corresponde al 49,9% de Aguas Andinas que no es propiedad de la Sociedad), cifra superior en MM$4.073 (10,76%) a la del período 2005, lo que se explica por la venta de participación en Aguas Andinas S. A. y el aumento de las utilidades del ejercicio de dicha sociedad.

Utilidad del Ejercicio
Debido a los factores indicados precedentemente, el Resultado Neto de Inversiones Aguas Metropolitanas S.A. Consolidado para el Ejercicio 2006 ascendió a MM$22.618, cifra superior en MM$5.155 al resultado obtenido en el año 2005.

File N° 82-35046

Análisis Razonado de los Estados Financieros

Al 31 de diciembre de 2006 y 2005

ESTADO DE FLUJO EFECTIVO DIRECTO

	2006 M$	2005 M$	Variación %
Flujo neto operacional	117.809	116.212	1,37
Flujo neto de financiamiento	(107.390)	(121.414)	(11,55)
Flujo neto de inversión	(33.119)	(11.160)	196,78
Flujo neto del período	(22.701)	(16.361)	38,75
Saldo final de efectivo	1.278	24.519	(94,79)

Al 31 de diciembre de 2006, se observa una variación del flujo operacional positivo en MM$1.597 en relación al período anterior, siendo la principal variación el aumento de recaudación de deudores por venta en MM$12.863. Esto fue compensado parcialmente por el mayor pago de impuesto a la renta e impuesto al valor agregado por MM$4.037 y MM$3.902, respectivamente y por mayor pago a proveedores y personal en MM$2.438.

En términos netos el flujo de financiamiento negativo disminuyó en MM$14.024 comparado con el año anterior. Las principales variaciones corresponden a mayores pagos de préstamos bancarios por MM$46.628 y la disminución en obligaciones con el público por MM$25.024. Esto se compensa parcialmente por la disminución de pago de obligaciones con el público por MM$44.892, la disminución de pagos de dividendos por MM$22.635 y el aumento en la obtención de préstamos por MM$19.445.

El flujo de inversiones disminuyó en MM$21.960 con respecto al ejercicio 2005, debido principalmente a la disminución de recaudación de otros préstamos a empresas relacionadas por MM$55.929 y mayor incorporación de activos fijos por MM$11.279, lo que se compensó parcialmente con la disminución de otros préstamos a empresas relacionadas por MM$33.619 y el aumento de la venta de inversiones permanentes por MM$12.411.

Diferencia entre valor libro y valor económico de los principales activos

Los activos fijos se presentan valorizados de acuerdo a principios y normas de contabilidad generalmente aceptados y normas impartidas por la Superintendencia de Valores y Seguros, por lo tanto, se estima que no deberían existir diferencias significativas entre el valor económico o de mercado y el valor libro de los activos, teniendo en consideración, adicionalmente, lo señalado en la Nota 2k) de los estados financieros al 31 de diciembre de 2006.

No obstante lo anterior, la filial Aguas Andinas S.A. mantiene registrados setenta terrenos que fueron traspasados a título gratuito por el Fisco de Chile y se encuentran contabilizados a $1. También existen activos fijos con su vida útil contable agotada, razón por la que se presentan valorizados a $1, aún cuando siguen en operación.

Además existen transferencias, que constituyen aportes de terceros, y se rigen por la normativa del D.F.L. No 70 del Ministerio de Obras Públicas de 1988 y lo señalado en el Artículo N° 36 del respectivo Reglamento del D.S. MINECON No453 de 1989 las que se encuentran explicadas en Nota 32.

La Sociedad cuenta con derechos de agua en diversas fuentes naturales, entre las que se destacan Laguna Negra, Laguna Lo Encañado y Quebrada de Ramón. Estos derechos fueron adquiridos a título gratuito y contablemente no se les ha asignado valor.

Por otra parte, la producción de caudales de origen subterráneo se abastece de diversos pozos emplazados en la Región Metropolitana, para cuya operación Aguas Andinas S.A. cuenta con las concesiones de derechos de agua que le fueran otorgadas a título gratuito, por la Dirección General de Aguas dependiente del Ministerio de Obras Públicas.

Para resumir y como se indicó anteriormente las filiales no tienen diferencias significativas entre el valor económico o de mercado y el valor libro a excepción de lo señalado en los párrafos anteriores. Los principales activos de la Sociedad corresponden a obras de infraestructura sanitaria, las cuales tienen un giro exclusivo y son registradas según los Principios Contables Generalmente Aceptados en Chile.

ANÁLISIS DE MERCADO

La Sociedad no presenta variación en el mercado en que participa debido a que por la naturaleza de sus servicios y la normativa legal vigente, no tiene competencia en su área de concesión.

Aguas Andinas S.A. cuenta con una cobertura del 100% en agua potable, del 98,3% de servicio de alcantarillado y cerca del 70% en tratamiento de aguas servidas.

Aguas Cordillera S.A. cuenta con una cobertura del 100% en agua potable y un 98,5% de servicio de alcantarillado.

Aguas Domínicos S.A. cuenta con una cobertura del 99,9% en agua potable y un 97,3% de servicio de alcantarillado.

Aguas Manquehue S.A. cuenta con una cobertura del 100,0% en agua potable y un 99,4% de servicio de alcantarillado.

File N° 82-35046

Análisis Razonado de los Estados Financieros

Al 31 de diciembre de 2006 y 2005

Volúmenes de Ventas

	2006 M$	2005 M$	Variación %
Agua Potable	477.394	463.070	3,1%
Recolección AS	471.328	460.319	2,4%
Tratamiento y Disposición AS	407.255	399.859	1,8%
Servicios de Interconexión AS	112.433	109.793	2,4%

Clientes*

	2006 M$	2005 M$	Variación %
Agua Potable	1.550.008	1.502.634	3,2%
Recolección AS	1.520.662	1.474.391	3,1%

(*) Corresponden a personas naturales o jurídicas que reciben servicios sanitarios asociados a agua potable o bien a aguas servidas.

ASPECTOS FINANCIEROS

Riesgos de Moneda: nuestros ingresos se encuentran en gran medida vinculados a la evolución de la moneda local. Es por ello, que nuestra deuda se encuentra emitida principalmente en esta misma moneda, por lo que no mantenemos deudas significativas en moneda extranjera.
Tasa de interés: al 31 de diciembre de 2006 la deuda consolidada, que mantiene Aguas Andinas S.A., está conformada por un 80% a tasa fija y un 20% a tasa variable. La deuda a tasa fija la componen: bonos a corto y largo plazo (80%); préstamos de bancos nacionales (7%) y aportes financieros reembolsables (13%), en tanto que la deuda a tasa variable corresponde a créditos con bancos nacionales.
Al 31 de diciembre de 2005 la deuda consolidada, que mantenía Aguas Andinas, estaba conformada por un 79% a tasa fija y un 21% a tasa variable. La deuda a tasa fija la componían: bonos a corto y largo plazo (82%); préstamos de bancos nacionales (8%) y aportes financieros reembolsables (10%), en tanto que la deuda a tasa variable correspondía a créditos con bancos nacionales.
La Sociedad mantiene una política de monitoreo y gestión de la tasa de interés, que con el objetivo de optimizar el costo de financiamiento, evalúa permanentemente los instrumentos de cobertura disponibles en el mercado financiero.
Toda esta favorable situación, ha significado para la Sociedad Matriz que Feller Rate nos haya asignado una clasificación de solvencia AA y que haya elevado la clasificación asignada a nuestras acciones a primera clase nivel 3; asimismo, Humphreys también elevó a primera clase nivel 3 la clasificación de nuestras acciones.
Para la filial Aguas Andinas S.A. las clasificadoras de riesgo nos han asignado para la deuda de largo plazo una clasificación de riesgo de AA+. En el caso de las acciones, Feller Rate nos asignó una clasificación de primera clase nivel 3, mientras que Humphreys nos entregó una clasificación de primera clase nivel 1.

Al 31 de diciembre de 2006 y 2005

File N° 82-35046

File N° 82-35046


120

Deloitte.

Informe de los Auditores Independientes

A los señores Accionistas y Directores de
Inversiones Aguas Metropolitanas S.A.

Hemos auditado los balances generales de Inversiones Aguas Metropolitanas S.A. al 31 de diciembre de 2006 y 2005 y los correspondientes estados de resultados y de flujo de efectivo por los años terminados en esas fechas. La preparación de dichos estados financieros (que incluyen sus correspondientes notas) es responsabilidad de la administración de Inversiones Aguas Metropolitanas S.A. Nuestra responsabilidad consiste en emitir una opinión sobre estos estados financieros, basada en las auditorías que efectuamos. El Análisis Razonado y los Hechos Relevantes adjuntos no forman parte integrante de estos estados financieros; por lo tanto, este informe no se extiende a los mismos.

Nuestras auditorías fueron efectuadas de acuerdo con normas de auditoría generalmente aceptadas en Chile. Tales normas requieren que planifiquemos y realicemos nuestro trabajo con el objeto de lograr un razonable grado de seguridad de que los estados financieros están exentos de errores significativos. Una auditoría comprende el examen, a base de pruebas, de evidencias que respaldan los importes e informaciones revelados en los estados financieros. Una auditoría también comprende una evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la administración de la Sociedad, así como una evaluación de la presentación general de los estados financieros. Consideramos que nuestras auditorías constituyen una base razonable para fundamentar nuestra opinión.

Los mencionados estados financieros han sido preparados para reflejar la situación financiera individual de Inversiones Aguas Metropolitanas S.A., a base de los criterios descritos en Nota 2, antes de proceder a la consolidación línea a línea de los estados financieros de las Filiales detalladas en Nota 9. En consecuencia, para su adecuada interpretación, estos estados financieros individuales deben ser leídos y analizados en conjunto con los estados financieros consolidados de Inversiones Aguas Metropolitanas S.A., los que son requeridos por los principios de contabilidad generalmente aceptados en Chile.

En nuestra opinión, los mencionados estados financieros presentan razonablemente, en todos sus aspectos significativos, la situación financiera de Inversiones Aguas Metropolitanas S.A. al 31 de diciembre de 2006 y 2005 y los resultados de sus operaciones y el flujo de efectivo por los años terminados en esas fechas, de acuerdo con los principios de contabilidad generalmente aceptados en Chile.

Enero 30, 2007, excepto Nota 22 cuya fecha es febrero 28, 2007.



Amelia Hernández H.
RUT : 7.015.085-9

File N° 82-35046

Balances Generales

Al 31 de diciembre de 2006 y 2005

ACTIVOS	2006 M$	2005 M$
Activos circulantes		
Disponible	6.992	255.548
Valores negociables	132.093	702.787
Deudores varios	1.656	1.989
Documentos y cuentas por cobrar a empresas relacionadas	1.067.238	1.358.377
Impuestos por recuperar	91.835	93.542
Otros activos circulantes	598.171	512.880
Total activos circulantes	1.897.985	2.925.123
Activos fijos		
Otros activos fijos	20.272	3.813
Depreciación acumulada	(5.751)	(3.813)
Total activos fijos	14.521	
Otros activos		
Inversiones en empresas relacionadas	195.902.192	199.720.985
Menor valor de inversiones	274.154.471	301.874.455
Otros	-	54.685
Total otros activos	470.056.663	501.650.125
Total activos	471.969.169	504.575.248

Las notas adjuntas números 1 a 23 forman parte integral de estos estados financieros.

File N° 82-35046

PASIVOS Y PATRIMONIO	2006 M$	2005 M$
Pasivos circulantes		
Cuentas por pagar	5.909	-
Acreedores varios	-	58.904
Documentos y cuentas por pagar a empresas relacionadas	928.999	1.526.145
Provisiones	121.489	89.411
Retenciones	61.078	44.631
Impuesto a la renta	-	190.266
Impuestos diferidos	12.290	12.771
Otros pasivos circulantes	3.688	11.878
Total pasivos circulantes	1.133.453	1.934.006
Pasivos a largo plazo		
Impuestos diferidos a largo plazo	160.595	174.263
Total pasivos a largo plazo	160.595	174.263
Patrimonio		
Capital pagado	461.826.633	496.075.120
Otras reservas	3.028	-
Utilidades retenidas	8.845.460	6.391.859
Utilidades acumuladas	303.944	291.888
Utilidad del ejercicio	22.617.984	17.463.165
Dividendos provisorios	(14.076.468)	(11.363.194)
Total patrimonio	470.675.121	502.466.979
Total pasivos y patrimonio	471.969.169	504.575.248

Las notas adjuntas números 1 a 23 forman parte integral de estos estados financieros.

File N° 82-35046

Estados de Resultados

Al 31 de diciembre de 2006 y 2005

	2006 M$	2005 M$
Resultado de explotación		
Ingresos de explotación	3.270.161	4.684.002
Costos de explotación	(2.998.418)	(4.276.173)
Margen de explotación	271.743	407.829
Gastos de administración y ventas	(616.798)	(430.349)
Total resultado de explotación	(345.055)	(22.520)
Resultado fuera de la explotación		
Ingresos financieros	224.493	72.714
Utilidad inversiones empresas relacionadas	42.711.805	39.701.786
Otros ingresos fuera de la explotación	1.563.280	-
Pérdida inversiones empresas relacionadas	-	(20)
Amortización menor valor de inversiones	(21.486.342)	(21.954.506)
Gastos financieros	(7.096)	(3.356)
Otros egresos fuera de la explotación	(161.400)	-
Corrección monetaria	69.465	(104.856)
Diferencias de cambio	47.784	(4.169)
Total resultado fuera de la explotación	22.961.989	17.707.593
Resultado antes de impuesto a la renta	22.616.934	17.685.073
Impuesto a la renta	1.050	(221.908)
Utilidad del ejercicio	22.617.984	17.463.165

Las notas adjuntas números 1 a 23 forman parte integral de estos estados financieros.

File N° 82-35046

Estados de Flujo de Efectivo

Al 31 de diciembre de 2006 y 2005

	2006 M$	2005 M$
Flujo neto originado por actividades de la operación		
Recaudación de deudores por venta	3.953.753	5.176.295
Ingresos financieros percibidos	236.569	30.166
Dividendos y otros repartos percibidos	41.738.738	44.953.494
Otros ingresos percibidos	51.858	570.772
Pago a proveedores y personal	(4.271.243)	(4.651.717)
Intereses pagados	(826)	(129)
Impuesto a la renta pagado	(184.478)	65.963
Otros gastos pagados	(3.758)	(114.761)
Impuesto al valor agregado y otros similares pagados	(1.918.691)	(436.088)
Flujo neto originado por actividades de la operación	**39.601.922**	**45.593.995**
Flujo neto originado por actividades de financiamiento		
Pago de dividendos	(18.639.918)	(41.275.131)
Repartos de capital	(33.912.345)	(25.726.043)
Flujo neto originado por actividades de financiamiento	**(52.552.263)**	**(67.001.174)**
Flujo neto originado por actividades de inversión		
Ventas de inversiones permanentes	12.409.734	218
Recaudación de otros préstamos a empresas relacionadas	-	55.928.633
Incorporación de activos fijos	(16.535)	-
Otros préstamos a empresas relacionadas	-	(33.619.488)
Flujo neto originado por actividades de inversión	**12.393.199**	**22.309.363**
Flujo neto total positivo (negativo) del ejercicio	(557.142)	902.184
Efecto de la inflación sobre el efectivo y efectivo equivalente	(176.817)	(40.621)
Variación neta del efectivo y efectivo equivalente	(733.959)	861.563
Saldo inicial de efectivo y efectivo equivalente	1.471.215	609.652
Saldo final de efectivo y efectivo equivalente	**737.256**	**1.471.215**

Las notas adjuntas números 1 a 23 forman parte integral de estos estados financieros.

File N° 82-35046

Estados de Flujo de Efectivo

Al 31 de diciembre de 2006 y 2005

Conciliación entre el flujo neto originado por actividades de la operación y el resultado del ejercicio	2006 M$	2005 M$
Utilidad del ejercicio	22.617.984	17.463.165
Resultado en venta de activos	(1.558.767)	-
Utilidad en venta de inversiones	(1.558.767)	-
Cargos (abonos) a resultados que no representan flujo de efectivo		
Depreciación del ejercicio	2.016	121
Castigos y provisiones	-	47.772
Utilidad devengada en inversiones en empresas relacionadas	(42.711.805)	(39.701.786)
Pérdida devengada en inversiones en empresas relacionadas	-	20
Amortización menor valor de inversiones	21.486.342	21.954.506
Corrección monetaria neta	(69.465)	104.856
Diferencia de cambio neta	(47.784)	4.169
Otros cargos a resultado que no representan flujo de efectivo	320.369	-
Total cargos (abonos) a resultados que no representan flujo de efectivo	(21.020.327)	(17.590.342)
Variación de activos que afectan al flujo de efectivo (aumentos) disminuciones		
Deudores por ventas	652.101	-
Otros activos	41.565.498	45.259.506
Total variación de activos que afectan al flujo de efectivo (aumentos) disminuciones	42.217.599	45.259.506
Variación de pasivos que afectan al flujo de efectivo aumentos (disminuciones)		
Cuentas por pagar relacionadas con el resultado de la explotación	(582.321)	474.835
Impuesto a la renta por pagar	(189.472)	224.405
Impuesto al valor agregado y otros similares por pagar	(1.882.774)	(237.574)
Total variación de pasivos que afectan al flujo de efectivo aumentos (disminuciones)	(2.654.567)	461.666
Flujo neto positivo originado por actividades de la operación	39.601.922	45.593.995

Las notas adjuntas números 1 a 23 forman parte integral de estos estados financieros.

File N° 82-35046

Notas a los Estados Financieros

Al 31 de diciembre de 2006 y 2005

1.- INSCRIPCIÓN EN EL REGISTRO DE VALORES

La Sociedad se encuentra inscrita en el Registro de Valores de la Superintendencia de Valores y Seguros bajo el número 912, y está bajo la fiscalización de dicha Superintendencia.

2.- CRITERIOS CONTABLES APLICADOS

a) Período contable

Los presentes estados financieros individuales corresponden a los ejercicios comprendidos entre el 01 de enero y el 31 de diciembre de 2006 y 2005, respectivamente.

b) Bases de preparación

La Sociedad presenta los estados financieros individuales sobre la base de principios contables generalmente aceptados en Chile emitidos por el Colegio de Contadores de Chile A.G. y normas impartidas por la Superintendencia de Valores y Seguros, excepto por las inversiones en filiales, las que están registradas en una sola línea del balance general a su valor patrimonial proporcional y, por lo tanto, no han sido consolidadas línea a línea. Este tratamiento no modifica el resultado neto del ejercicio ni el patrimonio.

En el caso que existan discrepancias entre los principios contables generalmente aceptados en Chile emitidos por el Colegio de Contadores de Chile A.G. y las normas impartidas por la Superintendencia de Valores y Seguros, para la Sociedad primarán las normas impartidas por la Superintendencia sobre las primeras.

Estos estados financieros han sido emitidos sólo para efectos de hacer un análisis individual de la Sociedad y, en consideración a ello, deben ser leídos en conjunto con los estados financieros consolidados, que son requeridos por los principios de contabilidad generalmente aceptados en Chile.

c) Bases de presentación

Para fines comparativos, los estados financieros al 31 de diciembre de 2005 y sus respectivas notas, se presentan actualizados extracontablemente en un 2,1%. Dicho porcentaje corresponde a la variación del Índice de Precios al Consumidor, comprendida entre los últimos doce meses, con desfase de un mes.

d) Corrección monetaria

Los estados financieros han sido actualizados mediante la aplicación de normas de corrección monetaria, de acuerdo con los principios contables generalmente aceptados en Chile, con el objeto de reflejar la variación en el poder adquisitivo de la moneda en los ejercicios comprendidos entre el 01 de enero y el 31 de diciembre de 2006 y 2005, correspondiente a un 2,1% y un 3,6% respectivamente, con desfase de un mes. Además los saldos de las cuentas de resultado fueron ajustados monetariamente para expresarlos a valores de cierre.

e) Bases de conversión

Los activos y pasivos en unidades de fomento y/o monedas extranjeras se presentan a los respectivos valores y/o tipos de cambio vigentes al cierre de cada año de acuerdo a las siguientes paridades:

	2006 $	2005 $
Dólar estadounidense	532,39	512,50
Unidad de fomento	18.336,38	17.974,81
Euro	702,08	606,08

f) Valores negociables

Las inversiones en cuotas de fondos mutuos se presentan valorizadas al valor de rescate de dichas cuotas a la fecha de cierre de los estados financieros.

g) Operaciones con pacto de retroventa

La adquisición de títulos con compromiso de retroventa se valorizan como inversiones de renta fija y se presentan en el rubro otros activos circulantes, de acuerdo con la circular N° 768 de la Superintendencia de Valores y Seguros.

Notas a los Estados Financieros

Al 31 de diciembre de 2006 y 2005

h) Activo fijo

El activo fijo se presenta a su valor de adquisición, más la corrección monetaria respectiva.

i) Depreciación activo fijo

La depreciación ha sido calculada en forma lineal sobre los valores reajustados, teniendo en consideración los años de vida útil restante de los respectivos bienes.

j) Inversiones en empresas relacionadas

Las inversiones en empresas relacionadas con capacidad de ejercer influencia significativa sobre la Sociedad emisora, se presentan de acuerdo al valor patrimonial proporcional (V.P.P.), determinado sobre la base de los respectivos estados financieros de la Sociedad emisora al 31 de diciembre de 2006 y 2005. La participación en los resultados de cada ejercicio se reconoce sobre base devengada.

k) Menor valor de inversiones

Representa la diferencia entre el valor de adquisición de empresas relacionadas y el valor patrimonial proporcional de dichas inversiones a la fecha de compra. Este menor valor se amortiza en un plazo máximo de 20 años desde la fecha de adquisición, porque se estima que este es el plazo de recuperación de la inversión.

l) Otros activos

Bajo este rubro, se presentan los costos asociados a la asistencia técnica prestada por Ondeo Services Chile S.A. y AGBAR Chile S.A. a la Sociedad en la presentación de la oferta del contrato para la incorporación de sistemas y procedimientos avanzados de gestión y operación. El plazo de amortización de los costos de asistencia técnica es de 5 años, que corresponde al período de duración de dicho contrato.

m) Impuesto a la renta e impuestos diferidos

La Sociedad constituye provisión por impuesto a la renta sobre la base de la renta líquida imponible, determinada según las normas establecidas en la Ley de Impuesto a la Renta. De acuerdo a lo establecido en el Boletín Técnico N° 60 y complementarios del Colegio de Contadores de Chile A.G. y en la circular N° 1.466 de la Superintendencia de Valores y Seguros, la Sociedad contabiliza los efectos por los impuestos diferidos originados por diferencias temporarias, pérdidas tributarias que implican un beneficio tributario y otros eventos que crean diferencias entre la base contable y tributaria de activos y pasivos.

n) Ingresos de explotación

Los ingresos de la Sociedad corresponden al concepto de Aporte Tecnológico y se registran de acuerdo con el principio contable devengado.

o) Contratos de derivados

La Sociedad ha suscrito contratos de cobertura de divisas con instituciones financieras. Estos contratos fueron definidos como de cobertura de partidas existentes y han sido contratados y designados como instrumentos de cobertura contra la variación del tipo de cambio, y se encuentran registrados de acuerdo a lo establecido en el Boletín Técnico N° 57 del Colegio de Contadores de Chile A.G.

p) Software computacional

Los software fueron adquiridos como paquetes computacionales por la Sociedad y se encuentran registrados en el ítem otros activos fijos y se amortizan de acuerdo a lo señalado en la Circular N° 981 de la Superintendencia de Valores y Seguros.

q) Estado de flujo de efectivo

La Sociedad considera como efectivo y efectivo equivalente, los saldos mantenidos en cuentas corrientes bancarias sin restricción, en moneda extranjera y nacional, y aquellas inversiones de corto plazo que se efectúan como parte de la administración habitual de los excedentes de caja, y cuyo rescate se efectuará en un plazo no superior a 90 días desde la fecha de colocación y que no tienen riesgo de pérdida significativa a la fecha de rescate. Dentro del flujo originado por actividades de la operación, se incluyen los ingresos y gastos que se clasifican como fuera de la explotación en el estado de resultados.

3.- CAMBIOS CONTABLES

Los principios y criterios contables descritos en Nota N° 2, fueron aplicados uniformemente durante los ejercicios 2006 y 2005.

Notas a los Estados Financieros

Al 31 de diciembre de 2006 y 2005

4.- VALORES NEGOCIABLES

Al 31 de diciembre de 2006 y 2005, el detalle de estos valores es el siguiente:

Instrumento	Valor Contable 2006 M$	Valor Contable 2005 M$
Cuotas de fondos mutuos	132.093	702.787
Total valores negociables	132.093	702.787

5.- SALDOS Y TRANSACCIONES CON ENTIDADES RELACIONADAS

Documentos y cuentas por cobrar

R.U.T.	Sociedad	Corto plazo 2006 M$	Corto plazo 2005 M$
61.808.000-5	Aguas Andinas S.A. (1)	1.067.238	1.358.377
Totales		1.067.238	1.358.377

(1) En diciembre de 2001, después de un proceso de licitación pública realizado por Aguas Andinas, ésta suscribió un contrato de servicios técnicos con Inversiones Aguas Metropolitanas S.A., conforme al cual Inversiones Aguas Metropolitanas S.A. proporciona asistencia técnica en las áreas de gestión del ciclo de agua urbana, gestión comercial y estratégica, informática e hidrología, hidráulica e ingeniería. El contrato está expresado en U.F. y tendrá una duración de 5 años con facturaciones mensuales de acuerdo a los servicios prestados.

Documentos y cuentas por pagar

R.U.T.	Sociedad	Corto plazo 2006 M$	Corto plazo 2005 M$
00.000.001-9	Sociedad General Aguas de Barcelona S.A. (1)	928.999	1.052.536
00.000.001-9	Suez Lyonnaise des Eaux (2)	-	472.347
61.808.000-5	Aguas Andinas S.A. (3)	-	1.262
Totales		928.999	1.526.145

(1) La cuenta por pagar a Sociedad General Aguas de Barcelona S.A., corresponde a un contrato en Euros de prestación de servicios desde el año 2001, el cual tiene una duración de 5 años con facturaciones mensuales, con vencimiento a 63 días sin interés.

(2) La cuenta por pagar a Suez Lyonnaise des Eaux en el año 2005, corresponde a un contrato en Euros por prestación de servicios, el cual se factura mensualmente con vencimiento a 63 días sin interés.

(3) La cuenta por pagar a Aguas Andinas S.A. en 2005, corresponde a contrato de arriendo expresado en U.F. por utilización de las dependencias de dicha empresa, pagadero a 30 días sin intereses.

File N° 82-35046

Notas a los Estados Financieros

Al 31 de diciembre de 2006 y 2005

Transacciones con entidades relacionadas

Sociedad	R.U.T.	Naturaleza de la relación	Descripción de la transacción	2006 Monto M$	2006 Efecto en resultados (cargo/abono) M$	2005 Monto M$	2005 Efecto en resultados (cargo/abono) M$
Sociedad General Aguas de Barcelona S.A.	00.000.001-9	Relacionada	Asesorías recibidas	2.575.104	(2.575.104)	3.440.723	(3.440.723)
Suez Lyonnaise Des Eaux	00.000.001-9	Relacionada	Asesorías recibidas	353.028	(353.028)	765.557	(765.557)
Aguas Andinas S.A.	61.808.000-5	Filial	Asesorías prestadas	3.468.403	3.234.280	4.838.175	4.607.359
		Filial	Dividendos recibidos	41.467.260	-	43.871.550	-
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Matriz	Préstamos otorgados	-	-	26.170.272	-
		Matriz	Disminución de capital	19.023.203	-	20.084.367	-
		Matriz	Pago de dividendos	11.380.788	-	32.345.929	-
		Matriz	Cobro de préstamos	-	-	37.205.985	-
Ondeo Services Chile S.A.	96.885.200-0	Matriz	Disminución de capital	-	-	4.989.750	-
		Matriz	Pago de dividendos	-	-	8.036.005	-
		Matriz	Préstamos otorgados	-	-	6.501.728	-
		Matriz	Cobro de préstamos	-	-	17.304.887	-

6.- IMPUESTOS DIFERIDOS E IMPUESTO A LA RENTA

Al 31 de diciembre de 2006 y 2005 la renta líquida imponible y otros conceptos se desglosan como sigue:

	2006 M$	2005 M$
a) Renta líquida imponible	-	1.320.799
Pérdida tributaria	(57.061)	-
b) Saldo fondo utilidades tributarias	21.268.376	-
c) Crédito del 17% para los accionistas	4.356.177	-

Impuestos diferidos

Conceptos	2006 Activo Corto plazo M$	2006 Activo Largo plazo M$	2006 Pasivo Corto plazo M$	2006 Pasivo Largo plazo M$	2005 Activo Corto plazo M$	2005 Activo Largo plazo M$	2005 Pasivo Corto plazo M$	2005 Pasivo Largo plazo M$
Diferencias temporarias								
Provisión de vacaciones	1.378	-	-	-	897	-	-	-
Gasto inversión empresas relacionadas		-	13.668	160.595	-	-	13.668	174.263
Totales	1.378	-	13.668	160.595	897	-	13.668	174.263

Impuestos a la renta

Item	2006 M$	2005 M$
Gasto tributario corriente (provisión impuesto)	-	(224.536)
Ajuste gasto tributario (ejercicio anterior)	(22.632)	(11.226)
Efecto por activos o pasivos por impuesto diferido del ejercicio	14.149	13.854
Beneficio tributario por pérdidas tributarias	9.700	-
Otros cargos o abonos en la cuenta	(167)	-
Totales	1.050	(221.908)

7.- OTROS ACTIVOS CIRCULANTES

El detalle de los otros activos circulantes al cierre de cada ejercicio es el siguiente:

	2006 M$	2005 M$
Pacto con compromiso de retroventa en instrumentos del Banco Central de Chile	598.171	512.880

8.- INFORMACIÓN SOBRE OPERACIONES DE COMPROMISO DE COMPRA CON COMPROMISO DE RETROVENTA DE TÍTULOS O VALORES MOBILIARIOS

En este rubro se presentan los pactos en pesos suscritos al 31 de diciembre de 2006, según el siguiente detalle:

Código	Fechas Inicio	Fechas Término	Contraparte	Moneda de origen	Valor suscripción M$	Tasa	Valor final M$	Identificación de instrumentos	Valor de mercado M$
CRV	29/12/06	05/01/07	Banco de Crédito e Inversiones	Pesos	598.000	5,16%	598.600	BCCH	598.171

9.- INVERSIONES EN EMPRESAS RELACIONADAS

Durante el mes de abril de 2006, se procedió a vender la cantidad de 67.308.616 acciones que la Sociedad mantenía en Aguas Andinas S.A. a terceros. Por lo que el porcentaje de participación pasó de un 51,202% a un 50,102%. El monto de la venta ascendió a M$12.178.346 y la utilidad que se generó fue de M$1.558.767.

Durante el mes de agosto de 2005 se procedió a vender la totalidad de las acciones que la Sociedad mantenía en Aguas Industriales del Norte S.A. La participación, ascendente a 60% de las acciones, fue vendida a la sociedad relacionada Inversiones Aguas del Gran Santiago S.A. en la suma de M$213.

Al 31 de diciembre de 2006 y 2005 el detalle de las inversiones en empresas relacionadas es el siguiente:

R.U.T.	Sociedades	Participación 2006 %	Participación 2005 %	Patrimonio de la Sociedad 2006 M$	Patrimonio de la Sociedad 2005 M$	Resultado del ejercicio 2006 M$	Resultado del ejercicio 2005 M$	Resultado devengado en inversión 2006 M$	Resultado devengado en inversión 2005 M$	Valor patrimonial proporcional 2006 M$	Valor patrimonial proporcional 2005 M$
61.808.000-5	Aguas Andinas S.A.	50,10234	51,20200	391.004.077	390.064.813	84.622.086	77.539.521	42.711.805	39.701.786	195.902.192	199.720.985
96.974.880-0	Aguas Industriales del Norte S.A.	-	-	-	-	-	-	-	(20)	-	-
Total										195.902.192	199.720.985

File N° 82-35046

Notas a los Estados Financieros

Al 31 de diciembre de 2006 y 2005

10.- MENOR Y MAYOR VALOR DE INVERSIONES

Al 31 de diciembre de 2006 y 2005 los saldos de esta cuenta representan la diferencia entre el valor de adquisición y el valor patrimonial proporcional de la sociedad emisora y se desglosan como sigue:

R.U.T.	Sociedad	2006 Monto amortizado en el periodo M$	2006 Saldo menor valor M$	2005 Monto amortizado en el periodo M$	2005 Saldo menor valor M$
61.808.000-5	Aguas Andinas S.A.	21.486.342	274.154.471	21.954.506	301.874.455
Total		21.486.342	274.154.471	21.954.506	301.874.455

11.- PROVISIONES Y CASTIGOS

El detalle de las provisiones al 31 de diciembre de 2006 y 2005 es el siguiente:

	2006 M$	2005 M$
Pasivo circulante		
Vacaciones devengadas	8.106	5.277
Servicios devengados	104.888	18.626
Otros beneficios al personal	8.495	60.360
Otros	-	5.148
Total provisiones	121.489	89.411

Durante los ejercicios 2006 y 2005, la Sociedad no ha efectuado castigos.

12.- CAMBIOS EN EL PATRIMONIO

De acuerdo a lo establecido en el artículo N° 10 de la Ley 18.046, sobre Sociedades Anónimas, se ha incorporado al capital pagado, el monto proporcional correspondiente a la revalorización de dicho capital quedando éste representado al 31 de diciembre de 2006 por 1.000.000.000 acciones suscritas y pagadas, sin valor nominal.

Las variaciones experimentadas en el patrimonio de la Sociedad durante los ejercicios 2006 y 2005 son las siguientes:

En Junta Ordinaria de Accionistas de fecha 27 de abril de 2006 se acordó lo siguiente:

- Distribuir las utilidades equivalentes a M$5.974.400 (M$28.586.355 históricos en 2005). Dicho monto se distribuyó en dinero y según el porcentaje de participación a sus accionistas.

- Disminuir el capital social en M$33.609.900 (M$24.558.390 históricos en 2005). Formalizada mediante escritura de modificación de capital de fecha 10 de mayo de 2006. El monto de la disminución se distribuyó en dinero y según el porcentaje de participación de sus accionistas.

En sesión celebrada con fecha 27 de septiembre de 2006 se acordó lo siguiente:

- Distribuir M$14.133.000 a cuenta de utilidades del año 2006, en calidad de dividendo provisorio (M$10.965.000 históricos en 2005). Dicho monto se distribuirá en dinero y según el porcentaje de participación a sus accionistas.

Aumento de capital

El 14 de junio de 2005 se acordó aumentar el capital de la sociedad en M$19.151.592 históricos, capitalizando la correspondiente revalorización de capital.

Notas a los Estados Financieros

Al 31 de diciembre de 2006 y 2005

Otras reservas:

Según lo establecido en el Boletín Técnico N° 72 del Colegio de Contadores de Chile A.G. párrafo 29, combinación de empresas bajo control común en base a la metodología de unificación de intereses, se registró en otras reservas, las variaciones patrimoniales que se produjeron en la filial Aguas Andinas S.A. originadas por el aumento en las inversiones que tuvo Aguas Andinas S.A. por las compras de acciones de Gestión y Servicios S.A., Comercial Orbi II S.A. y Aguas Manquehue S.A., por otra parte se redujo la participación en Aguas Cordillera S.A. por la enajenación del 100% de las acciones.

2006

Rubros	Capital pagado M$	Reserva revalorizacion capital M$	Otras reservas M$	Resultados acumulados M$	Dividendos provisorios M$	Resultado del ejercicio M$
Saldo inicial	485.871.812	-	-	285.884	(11.129.475)	17.103.981
Distribución resultado ejercicio anterior	-	-	-	5.974.506	11.129.475	(17.103.981)
Dividendo definitivo ejercicio anterior	-	-	-	(5.974.400)	-	-
Capitalización reservas y/o utilidades	-	-	-	-	-	-
Disminución de capital	(33.609.900)	-	-	-	-	-
Reservas Boletín Técnico N° 72	-	-	3.028	-	-	-
Revalorización capital propio	9.564.721	-	-	17.954	56.532	-
Resultado del ejercicio	-	-	-	-	-	22.617.984
Dividendos provisorios	-	-	-	-	(14.133.000)	-
Saldo final	461.826.633		3.028	303.944	(14.076.468)	22.617.984

2005

Rubros	Capital pagado M$	Reserva revalorización capital M$	Resultados acumulados M$	Dividendos provisorios M$	Resultado del ejercicio M$
Saldo inicial	474.157.984	19.151.592	17.850.183	-	10.736.192
Distribución resultado ejercicio anterior	-	-	10.736.192	-	(10.736.192)
Dividendo definitivo ejercicio anterior	-	-	(28.586.355)	-	-
Capitalización reservas y/o utilidades	19.151.592	(19.151.592)	-	-	-
Disminución de capital	(24.558.390)	-	-	-	-
Reservas Boletín Técnico N° 72	-	-	-	-	-
Revalorización capital propio	17.120.626	-	285.864	(164.475)	-
Resultado del ejercicio	-	-	-	-	17.103.981
Dividendos provisorios	-	-	-	(10.965.000)	-
Saldo final	485.871.812		285.884	(11.129.475)	17.103.981
Saldos actualizados	496.075.120		291.888	(11.363.194)	17.463.165

File N° 82-35046

Notas a los Estados Financieros

Al 31 de diciembre de 2006 y 2005

Número de Acciones

Serie	Número acciones suscritas	Número acciones pagadas	Número acciones con derecho a voto
Única	1.000.000.000	1.000.000.000	1.000.000.000

Capital (Monto - M$)

Serie	Capital suscrito	Capital pagado
Única	461.826.633	461.826.633

13.- OTROS INGRESOS Y EGRESOS FUERA DE LA EXPLOTACIÓN

El detalle de los otros ingresos y egresos fuera de la explotación al 31 de diciembre de 2006 y 2005, es el siguiente:

Otros Ingresos fuera de la explotación

	2006 M$	2005 M$
Utilidad en venta de acciones	1.558.767	-
Otros ingresos	4.513	-
Total	1.563.280	

Otros egresos fuera de la explotación

	2006 M$	2005 M$
Asesoría por venta de acciones	74.280	-
Pérdida por contrato derivado	84.100	-
Otros egresos	3.020	-
Total	161.400	-

File N° 82-35046

Notas a los Estados Financieros

Al 31 de diciembre de 2006 y 2005

14.- CORRECCIÓN MONETARIA

El detalle de la corrección monetaria abonada (debitada) a resultados es el siguiente:

	Indice de reajustabilidad	2006 M$	2005 M$
Activos (cargos)/abonos			
Activo fijo	I.P.C.	212	1
Inversiones en empresas relacionadas	I.P.C.	3.544.223	5.648.732
Menor valor inversiones	I.P.C.	6.193.033	11.252.744
Otros activos monetarios	I.P.C.	-	602.833
Otros activos no monetarios	I.P.C.	2.646	3.974
Cuentas de gastos y costos	I.P.C.	38.823	74.826
Total (cargos) abonos		9.778.937	17.583.110
Pasivos (cargos)/abonos			
Patrimonio	I.P.C.	(9.639.207)	(17.604.097)
Pasivos no monetarios	I.P.C.	(4.010)	(7.005)
Cuentas de ingresos	I.P.C.	(66.255)	(76.864)
Total (cargos) abonos		(9.709.472)	(17.687.966)
(Perdida) utilidad por corrección monetaria		69.465	(104.856)

15.- DIFERENCIAS DE CAMBIO

Las diferencias de cambio originadas en los ejercicios terminados al 31 de diciembre de 2006 y 2005, se detallan a continuación:

Rubro	Moneda	Monto 2006 M$	2005 M$
Activos (cargos)/abonos			
Disponible	Dólar	3.168	(4.373)
Valores negociables	Euros	43.146	204
Deudores varios	Euros	(127)	-
Total (cargos) abonos		46.187	(4.169)
Pasivos (cargos)/abonos			
Retenciones	Dólar	(6.675)	-
Retenciones	Euros	(297)	-
Cuentas por pagar empresas relacionadas	Euros	8.569	-
Total (cargos) abonos		1.597	
(Perdida) utilidad por diferencia de cambio		47.784	(4.169)

Notas a los Estados Financieros

Al 31 de diciembre de 2006 y 2005

16.- ESTADO DE FLUJO EFECTIVO

En el Estado de Flujo de Efectivo se han considerado como efectivo equivalente las inversiones financieras, incluidos los valores negociables y pactos con vencimiento a menos de 90 días desde la fecha de colocación. El detalle del saldo del efectivo y efectivo equivalente es el siguiente:

	2006 M$	2005 M$
Disponible	6.992	255.548
Valores negociables	132.093	702.787
Otros activos circulantes	598.171	512.880
Saldo de efectivo y efectivo equivalente	**737.256**	**1.471.215**

Al 31 de diciembre de 2006 y 2005 no existen flujos futuros comprometidos por la Sociedad.

17.- CONTRATOS DE DERIVADOS

Al 31 de diciembre de 2006 la Sociedad mantiene contratos de derivados con instituciones financieras con el objeto de cubrir el riesgo de tipo de cambio de acuerdo al siguiente detalle, los cuales se han valorizado de acuerdo a los criterios descritos en la nota 2 o):

				Descripción de los contratos						Cuentas contables que afecta			
						Partida o transacción protegida			Activo/pasivo		Efecto en resultado	
Tipo de derivado	Tipo de contrato	Valor del contrato	Plazo de vencimiento o expiración	Item específico	Posición compra/venta	Nombre	Monto M$	Valor de la partida protegida M$	Nombre	Monto M$	Realizado M$	No realizado M$
FR	CCPE	413.812	I Trimestre 2007	Tipo de cambio	C	Documentos cuentas por pagar empresas relacionadas	412.495	413.234	Otros pasivos circulantes	2.200	1.623	-
FR	CCPE	275.707	I Trimestre 2007	Tipo de cambio	C	Documentos cuentas por pagar empresas relacionadas	283.538	283.626	Otros pasivos circulantes	1.488	9.407	-

18.- CONTINGENCIAS Y RESTRICCIONES

Al 31 de diciembre de 2006 y 2005, la Sociedad ha otorgado una boleta en garantía del Banco Santander, a favor de su filial Aguas Andinas S.A. por la suma de M$86.711 y M$86.786, respectivamente (U.F. 4.728,88 en 2006 y 2005), para garantizar las condiciones de prestación de servicios contratados.

Acreedor de la garantía	Deudor		Tipo de garantía	Saldos pendientes de pago a la fecha de cierre de los estados financieros	
	Nombre	Relación		2006 M$	2005 M$
Aguas Andinas S.A.	Inversiones Aguas Metropolitanas S.A.	Filial	Boleta de garantía	86.711	86.786

19.- CAUCIONES OBTENIDAS DE TERCEROS

Inversiones Aguas Metropolitanas S.A., no ha recibido cauciones de terceros.

20.- MONEDA NACIONAL Y EXTRANJERA

La Sociedad presenta los siguientes activos y pasivos en moneda nacional y extranjera al 31 de diciembre de 2006 y 2005.

Activos

Rubro	Moneda	Monto 2006 M$	2005 M$
Activos circulantes			
Disponible	$ no reajustables	1.663	250.307
Disponible	Dólar	5.329	5.241
Valores negociables	$ no reajustables	74.032	307.875
Valores negociables	Euros	58.061	394.912
Deudores varios	$ reajustables	1.656	1.989
Documentos y cuentas por cobrar empresas relacionadas	$ no reajustables	1.067.238	1.358.377
Impuestos por recuperar	$ reajustables	91.835	93.542
Otros activos circulantes	$ no reajustables	598.171	512.880
Activos fijos			
Activos fijos netos	$ reajustables	14.521	-
Otros activos			
Inversiones empresas relacionadas	$ reajustables	195.902.192	199.720.985
Menor valor de inversiones	$ reajustables	274.154.471	301.874.455
Otros activos	$ reajustables	-	54.685
Total activos	$ no reajustables	1.741.104	2.429.439
	Dólar	5.329	5.241
	Euros	58.061	394.912
	$ reajustables	470.164.675	501.745.656

Notas a los Estados Financieros

Al 31 de diciembre de 2006 y 2005

Pasivos circulantes

Rubro	Moneda	Hasta 90 días				90 días a 1 año			
		2006		2005		2006		2005	
		Monto M$	Tasa interes promedio anual %	Monto M$	Tasa interés promedio anual %	Monto M$	Tasa interés promedio anual %	Monto M$	Tasa interés promedio anual %
Cuentas por pagar	$ no reajustables	5.909	-	-	-	-		-	-
Acreedores varios	$ no reajustables	-	-	-	-	-		58.904	-
Documentos y cuentas por pagar empresas relacionadas	$ Euros	928.999	-	1.524.882	-	-		-	-
Documentos y cuentas por pagar empresas relacionadas	$ reajustables	-		1.263	-	-	-	-	-
Provisiones	$ no reajustables	120.086	-	89.411	-	1.403	-	-	-
Retenciones	$ no reajustables	61.078		44.631	-	-	-	-	-
Impuesto a la renta	$ no reajustables	-	-	190.266	-	-	-	-	
Impuestos diferidos	$ no reajustables	3.073	-	-	-	9.247	-	12.771	-
Otros pasivos circulantes	$ no reajustables	3.688	-	11.878	-	-	-	-	-
Total pasivos circulantes	$ no reajustables	193.834		336.186		10.620		71.675	
	$ Euros	928.999		1.524.882		-		-	
	$ reajustables	-		1.263		-		-	

Notas a los Estados Financieros

Al 31 de diciembre de 2006 y 2005

Pasivos largo plazo ejercicio actual 2006

Rubro	Moneda	1 a 3 años Monto M$	1 a 3 años Tasa interés promedio anual %	3 a 5 años Monto M$	3 a 5 años Tasa interés promedio anual %	5 a 10 años Monto M$	5 a 10 años Tasa interés promedio anual %	Más de 10 años Monto M$	Más de 10 años Tasa interés promedio anual %
Impuesto diferidos largo plazo	$ reajustables	26.766	-	26.766	-	66.915	-	40.148	-
Total pasivos largo plazo	$ reajustables	26.766		26.766		66.915		40.148	

Pasivos largo plazo ejercicio anterior 2005

Rubro	Moneda	1 a 3 años Monto M$	1 a 3 años Tasa interés promedio anual %	3 a 5 años Monto M$	3 a 5 años Tasa interés promedio anual %	5 a 10 años Monto M$	5 a 10 años Tasa interés promedio anual %	Más de 10 años Monto M$	Más de 10 años Tasa interés promedio anual %
Impuesto diferidos largo plazo	$ reajustables	38.021	-	25.347	-	63.368	-	47.527	-
Total pasivos largo plazo	$ reajustables	38.021		25.347		63.368		47.527	

21.- SANCIONES

Al 31 de diciembre de 2006 y 2005 no se han cursado sanciones por parte de la Superintendencia de Valores y Seguros o por alguna autoridad administrativa a la Sociedad o sus Administradores.

22.- HECHOS POSTERIORES

En sesión celebrada con fecha 28 de febrero de 2007, el Directorio de la Sociedad ha acordado por unanimidad lo siguiente:

1) Citar a Junta Ordinaria de Accionistas para el próximo día 24 de abril de 2007, a las 11:00 horas, en Avenida Presidente Balmaceda Nº 1398 piso décimo, Santiago, para conocer y pronunciarse sobre las materias propias de una junta ordinaria de accionistas.

2) Someter a la aprobación de la Junta Ordinaria de Accionistas referida anteriormente, la proposición del Directorio en orden a repartir un dividendo definitivo por un monto de M$8.845.300 equivalente a $8,8453 por acción, proponiendo como fecha de pago el día 23 de mayo de 2007.

3) Citar a Junta Extraordinaria de Accionistas para el próximo día 24 de abril de 2007, a celebrarse inmediatamente después del término de la Junta Ordinaria referida en el numeral 1) anterior, en Avenida Presidente Balmaceda Nº 1398 piso décimo, Santiago, con el objeto de someter a la consideración de la Junta Extraordinaria de Accionistas la proposición del Directorio en orden a disminuir el capital social de la Compañía en M$19.512.800, así como repartir a los señores accionistas a prorrata de sus acciones dicha suma con cargo a la disminución de capital propuesta, correspondiendo $19,5128 por acción. Asimismo acordó proponer se faculte al Directorio para que fije la fecha de dicho pago.

A la fecha de la emisión de los presentes Estados Financieros, la administración de la Sociedad no tiene conocimiento de otros hechos posteriores que afecten significativamente la situación financiera y/o resultados de la Sociedad al 31 de diciembre de 2006.

23.- MEDIO AMBIENTE

Inversiones Aguas Metropolitanas S.A., no presenta proyectos para mejorar el medio ambiente durante los ejercicios al 31 de diciembre de 2006 y 2005.

File N° 82-35046

Hechos Relevantes

HECHOS RELEVANTES

1.- Con fecha 01 de marzo de 2006 se informó a la S.V.S.
En sesión celebrada con fecha 28 de febrero del presente año, el Directorio de la Sociedad ha acordado por unanimidad lo siguiente:

a) Dejar sin efecto la citación a Junta Extraordinaria de Accionistas acordada en sesión de directorio de fecha 14 de diciembre de 2005 y que debía celebrarse el próximo 08 de marzo con el objeto de renovar el directorio provisorio de la compañía. El acuerdo de citación se informó a esa Superintendencia con fecha 14 de diciembre de 2005 y los avisos correspondientes se publicaron en el Diario Financiero con fechas 17, 20 y 21 de febrero del presente.

b) Citar a Junta Ordinaria de Accionistas para el próximo día 27 de abril de 2006, a las 11:00 horas, en Avda. Presidente Balmaceda N° 1398 piso décimo, Santiago. Las materias a tratar en dicha junta ordinaria serán las siguientes:

- **i.** Examen de la situación de la sociedad y de los informes de los auditores externos y la aprobación o rechazo de la memoria, del balance, de los estados y demostraciones financieras presentados por la administración;
- **ii.** La distribución de las utilidades del ejercicio y el reparto de dividendos;
- **iii.** La revocación del directorio provisorio y elección de la totalidad de los miembros titulares y suplentes del mismo;
- **iv.** La designación de Auditores Externos y Clasificadores de Riesgo y,
- **v.** En general, cualquier materia de interés social que no sea propia de Junta extraordinaria de accionistas.

c) Citar a Junta Extraordinaria de Accionistas para el próximo día 27 de abril de 2006, a celebrarse inmediatamente después del término de la Junta Ordinaria referida en el numeral anterior, en Avda. Presidente Balmaceda N° 1398 piso décimo, Santiago, con el objeto de someter a la asamblea una proposición del directorio en orden a efectuar una disminución del capital de la Sociedad, en el monto, tiempo y forma que determine la Junta.

2. Con fecha 23 de marzo de 2006 se informó a la S.V.S.
En sesión celebrada el 22 de marzo de 2006, el Directorio de la Sociedad ha acordado por unanimidad lo siguiente:

a) Someter a la aprobación de la Junta Ordinaria de Accionistas, a celebrarse el 27 de abril de 2006, entre otras materias, la proposición del Directorio en orden a repartir un dividendo definitivo por un monto de M$5.974.400 equivalente a $5,9744 por acción, proponiendo como fecha de pago el 29 de mayo de 2006.

b) Someter a la consideración de la Junta Extraordinaria de Accionistas, a celebrarse el 27 de abril de 2006, la proposición del Directorio en orden a disminuir el capital social de la Compañía en M$21.959.900, así como repartir a los señores accionistas a prorrata de sus acciones, dicha suma con cargo a la disminución de capital propuesta, correspondiendo $21,9599 por acción. Asimismo acordó proponer se faculte al Directorio para que fije la fecha de dicho pago, la que no podrá ser posterior al 30 de junio de 2006.

3. Con fecha 05 de abril de 2006 se informó a la S.V.S.
El Directorio de la Compañía, en sesión extraordinaria celebrada el 04 de abril del presente en Barcelona, España, acordó lo siguiente:

a) Autorizar la venta de 67.308.616 acciones serie A de Aguas Andinas S.A., equivalentes al 1,1% del total de las acciones suscritas y pagadas de dicha Sociedad, estableciendo como precio mínimo de venta por acción, la suma de $182. En consecuencia, luego de la operación antes indicada, la participación de Inversiones Aguas Metropolitanas S.A., en Aguas Andinas S.A. disminuirá en 1,1 %, manteniendo el control de dicha Sociedad con el 50,102% de su propiedad, esto es 3.065.744.510 acciones serie A.

b) Modificar el acuerdo adoptado en la sesión de Directorio celebrada el 22 de marzo pasado, en orden a que se someta a consideración de la junta extraordinaria de accionistas citada para el 27 de abril próximo, una propuesta de disminución de capital de hasta M$33.609.900, mediante la correspondiente modificación de los estatutos sociales y pago en dinero a los accionistas, a prorrata de su participación en el capital social.

File N° 82-35046

Hechos Relevantes

4. Con fecha 27 de abril de 2006 se informó a la S.V.S.

a) En Junta Ordinaria de Accionistas, celebrada con fecha 27 de abril de 2006, se adoptaron, entre otros, los siguientes acuerdos:

- Distribuir el 100% de las utilidades líquidas obtenidas por la compañía en el ejercicio 2005, las que ascienden a $17.103.980.871. Hago presente que de conformidad con lo acordado por el Directorio en su oportunidad, el 27 de septiembre de 2005 se repartió un dividendo provisorio por un monto actualizado al 31 de diciembre de 2005 de $11.129.475.000, equivalente al 65,07% de las utilidades líquidas del ejercicio, correspondiendo a esa fecha un dividendo de $10,965 por acción.
  Habiéndose repartido el dividendo provisorio ya citado, el total de utilidades a distribuir, asciende a la suma de $5.974.400.000. La diferencia resultante de la operación efectuada para el cálculo del dividendo a pagar, se asignará a la cuenta utilidades acumuladas. Lo anterior significa que el dividendo N° 2 de la Compañía, ascenderá a $5,9744 por acción, el cual será exigible el próximo 29 de mayo de 2006.
- Se procedió a la revocación del directorio actual y a elegir por un período estatutario íntegro, a las siguientes personas:

Director titular	**Director suplente**
Ángel Simón Grimaldos	Josep Bagué Prats
Alfredo Noman Serrano	Fernando Rayón Martín
Alain Chaigneau	Iván Yarur Sairafi
Joaquín Villarino Herrera	Albert Martínez Lacambra
Herman Chadwick Piñera	Ignacio Guerrero Gutiérrez
Mario Marcel Cullel	Juan Toro Rivera
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández

De estos directores los cuatro primeros fueron elegidos con los votos del controlador y los tres últimos con los votos de los accionistas minoritarios.

b) En Junta Extraordinaria de Accionistas, celebrada con fecha 27 de abril de 2006, se adoptaron los siguientes acuerdos:

- Disminuir el capital de la sociedad modificándose los artículos Quinto y Primero Transitorio, según el texto que fuera aprobado por los señores accionistas.
- Repartir a los señores accionistas, a prorrata de sus acciones, la suma de $33.609.900.000, con cargo a la disminución de capital aprobada, correspondiendo que se pague la suma de $33,6099 pesos por acción, según el mecanismo aprobado en esta Junta.
- Facultar al Directorio de la sociedad para que éste determine, luego de realizadas las formalidades requeridas por la Ley, la fecha en la que deberá realizarse el reparto de capital aprobado, la que no podrá ser posterior al 31 de diciembre de 2006.

Hechos Relevantes

5. Con fecha 29 de mayo de 2006 se informó a la S.V.S.

En sesión celebrada con fecha 29 de mayo de 2006, el Directorio de la Sociedad ha acordado por unanimidad lo siguiente:

a) Cambio de Gerente General: deja el cargo el señor Giovano Suazo Hormazábal y se nombre en su reemplazo al señor Albert Martínez Lacambra.
b) El señor Albert Martínez renuncia al cargo de director suplente de la sociedad.
c) Se constituyó el directorio quedando conformado de la siguiente forma:

Director titular	Director suplente
Angel Simón Grimaldos (Presidente)	Josep Bagué Prats
Alfredo Noman Serrano (Vice-presidente)	Fernando Rayón Martín
Alain Chaigneau	Iván Yarur Sairafi
Joaquín Villarino Herrera	
Herman Chadwick Piñera	Ignacio Guerrero Gutiérrez
Mario Marcel Cullel	Juan Toro Rivera
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández

d) Se constituyó el comité de directorio quedando conformado por las siguientes personas:

Director titular	Director suplente
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández
Herman Chadwick Piñera	Ignacio Guerrero Gutiérrez
Alfredo Noman Serrano (Vice-presidente)	Fernando Rayón Martín

e) Se fijó el 15 de junio de 2006 como fecha para pagar la disminución de capital acordada en Junta Extraordinaria de Accionistas celebrada el 27 de abril de 2006.

6. Con fecha 27 de septiembre de 2006 se informó a la S.V.S.

En sesión celebrada con fecha 27 de septiembre del presente año, el Directorio de la Sociedad ha acordado distribuir la suma de M$14.133.000, a cuenta de las utilidades del año 2006, en calidad de dividendo provisorio. En razón de lo anterior, el dividendo número 04 de la Compañía, ascenderá a $14,133 por acción y será exigible a partir del 27 de octubre de 2006.

File N° 82-35046

Análisis Razonado de los Estados Financieros

Al 31 de diciembre de 2006 y 2005

Análisis comparativo y explicación de variaciones:

GENERALIDADES

El capital de Inversiones Aguas Metropolitanas S.A. está constituido por 1.000.000.000 acciones sin valor nominal. Al 31 de diciembre de 2006, nuestros principales accionistas son Inversiones Aguas del Gran Santiago S.A. con un 56,60% y The Bank of New York (Banco depositario que actúa en representación de los tenedores de ADR's) con un 32,75% del total accionario.

INGRESOS

Lo conforman la venta derivada del contrato de Aporte Tecnológico con Aguas Andinas S.A., el cual fue suscrito en diciembre de 2001 con una duración de 5 años, finalizando por lo tanto en diciembre de 2006.

COSTOS Y GASTOS OPERACIONALES

Nuestros costos y gastos operacionales están compuestos por los costos de explotación y gastos de administración y ventas. Los costos de explotación corresponden a la facturación derivada del contrato de Aporte Tecnológico. El gasto de administración y ventas está conformado por personal y gastos generales.

RIESGO DE MERCADO

La principal actividad de la Sociedad está ligada al resultado de su filial Aguas Andinas, razón por la cual el riesgo relevante de nuestra empresa está determinado por el riesgo relevante de dicha filial, situación que se encuentra descrita en los informes financieros de esta sociedad.

BALANCE GENERAL

La composición de los activos y pasivos, es la siguiente:

Activos	2006 MM$	2005 MM$	Variación %
Activos circulantes	1.898	2.925	(35,11)
Activos fijos (netos)	15	-	100,00
Otros activos	470.057	501.650	(6,30)
Totales	471.969	504.575	(6,46)

El activo circulante presenta un menor valor de MM$1.027, en relación al ejercicio anterior, debido principalmente a la disminución del efectivo y efectivo equivalente por MM$734 y a la disminución en documentos y cuentas por cobrar a empresas relacionadas por MM$291.

File N° 82-35046

Análisis Razonado de los Estados Financieros

Al 31 de diciembre de 2006 y 2005

En otros activos se observa una disminución de MM$31.593, siendo las principales variaciones, la disminución del menor valor de inversiones por MM$27.720 y de la inversión en empresas relacionadas por MM$3.819, debido a la venta de participación del 1,1%, compensado parcialmente por un aumento de utilidad en la filial Aguas Andinas.

Pasivos	2006 MM$	2005 MM$	Variación %
Pasivos circulantes	1.133	1.934	(41,42)
Pasivos a largo plazo	161	174	(7,47)
Pasivos exigibles	1.294	2.108	(38,61)
Patrimonio	470.675	502.467	(6,33)
Totales	471.969	504.575	(6,46)

El pasivo circulante disminuyó en MM$801, principalmente por la disminución en cuentas por pagar a empresas relacionadas por MM$597 y en el impuesto a la renta por MM$190.

El pasivo a largo plazo disminuyó en MM$13 en comparación con el ejercicio 2005. Esta variación se presenta en el rubro impuesto diferido a largo plazo.

El patrimonio comparado con el ejercicio 2005, tuvo una variación negativa de MM$31.792, explicado principalmente por la combinación las siguientes variaciones: disminución del capital en MM$34.245, aumento de los dividendos provisorios por MM$2.713 y aumento en el resultado del ejercicio en MM$5.155.

INDICADORES FINANCIEROS

Indicadores	Unidad	2006	2005	Variacion %
Liquidez				
Liquidez corriente	(veces)	1,68	1,51	10,76
Razón ácida	(veces)	0,65	0,76	(14,48)
Endeudamiento				
Endeudamiento	(%)	0,27	0,42	(34,47)
Deuda corto plazo	(%)	87,56	91,75	(4,56)
Deuda largo plazo	(%)	12,44	8,25	50,73
Cobertura gastos financieros	(veces)	3.232,00	5.896,00	(45,18)
Rentabilidad				
Rentabilidad del patrimonio (promedio)	(%)	4,65	3,31	40,35
Rentabilidad de activos (promedio)	(%)	4,63	3,30	40,35
Utilidad por acción	($)	22,62	17,46	29,52
Retorno de dividendos	(%)	3,08	9,57	(67,84)

File N° 82-35046

Análisis Razonado de los Estados Financieros

Al 31 de diciembre de 2006 y 2005

El pasivo circulante disminuyó en un 41,42% y el activo circulante sólo en un 35,11%, debido a esto el nivel de liquidez de la Sociedad aumentó en un 10,76% en comparación con el ejercicio 2005. El pasivo circulante disminuyó principalmente en cuentas por pagar a empresas relacionadas e impuesto a la renta.

En términos totales el nivel de endeudamiento tuvo una variación negativa de 34,47%, debido a que la disminución del pasivo exigible fue de un 38,61% y la del patrimonio, sólo de un 6,33%.

La rentabilidad del patrimonio promedio presenta un aumento del 40,35%, esto se debe principalmente al incremento de utilidades por acción con respecto a igual período anterior de un 29,52% y a la disminución del patrimonio promedio de 7,72%, debido a las disminuciones de capital de la compañía.

El retorno de dividendos disminuyó en un 67,84%, producto del aumento del precio de la acción en un 51,81% y de la disminución de los dividendos pagados por acción en un 51,17%, lo que se explica porque durante el 2005 se repartieron dividendos extraordinarios correspondientes a utilidades de ejercicios anteriores.

ESTADOS DE RESULTADOS

La siguiente tabla presenta los ítemes más importantes de los estados de resultados:

	2006 MM$	2005 MM$	Variación %
Estado de resultados			
Ingresos de explotación	3.270	4.684	(30,19)
Costos de explotación	(2.998)	(4.276)	(29,89)
Gastos de administración y ventas	(617)	(430)	43,49
Resultado de explotación	(345)	(23)	(1.400,00)
Resultado fuera de explotación	22.962	17.708	29,67
Utilidad del ejercicio	22.618	17.463	29,52
Gastos financieros	(7)	(3)	133,33
RAIIDAIE	22.626	17.689	27,91

(RAIIDAIE resultado antes de impuesto, depreciación, amortización e intereses)

Ingresos de explotación

Al 31 de diciembre de 2006, Inversiones Aguas Metropolitanas S.A. obtuvo $3.270 millones de ingresos, cifra inferior en $1.414 millones (30,19%) a la obtenida en el ejercicio 2005, por efecto de la menor facturación realizada en el contrato de Aporte Tecnológico.

File N° 82-35046

Análisis Razonado de los Estados Financieros

Al 31 de diciembre de 2006 y 2005

Costos de operación

Al 31 de diciembre de 2006, los costos de Inversiones Aguas Metropolitanas S.A. fueron MM$3.615, cifra inferior en MM$1.091 a la registrada en el período 2005. Esta diferencia se explica por:

Los costos de explotación disminuyeron en MM$1.278 (29,89%) llegando a MM$2.998, en comparación con los MM$4.276 del ejercicio anterior. Esta disminución se explica principalmente por la menor facturación realizada en el contrato de Aporte Tecnológico.

Los gastos de administración y ventas aumentaron en MM$187, variación equivalente a un 43,49%, llegando a MM$617, en comparación con los MM$430 del ejercicio anterior. Lo anterior se explica básicamente por mayores gastos generales, compensado parcialmente con menores gastos en personal.

Resultado de explotación neto

Debido a los factores indicados precedentemente, el Resultado de Explotación Neto de Inversiones Aguas Metropolitanas fue negativo para el período al 31 de diciembre de 2006 y ascendió a MM$(345), registrándose una disminución de MM$322 respecto al ejercicio 2005.

Resultado fuera de explotación

El Resultado Fuera de Explotación de Inversiones Aguas Metropolitanas ascendió a MM$22.962, cifra superior en MM$5.254 al resultado obtenido en el ejercicio 2005.

Las principales variaciones son el aumento de la utilidad inversiones empresas relacionadas por MM$3.010 (equivalente a un 7,58% superior) debido a la mayor utilidad acumulada de la filial Aguas Andinas S.A. y el aumento de los otros ingresos fuera de la explotación por MM$1.563 asociado principalmente a la utilidad generada por la venta de participación (1,1%) en Aguas Andinas S.A.

Impuesto a la renta

La provisión de impuesto a la renta del ejercicio 2006 es MM$223 inferior a la del año anterior, asociado al menor resultado tributario.

Utilidad del ejercicio

Debido a los factores indicados precedentemente, el Resultado Neto de Inversiones Aguas Metropolitanas S.A. para el ejercicio al 31 de diciembre de 2006 ascendió a MM$22.618, cifra superior en MM$5.155 al resultado obtenido en el ejercicio 2005.

ESTADO DE FLUJO EFECTIVO DIRECTO

	2006 MM$	2005 MM$	Variación %
Estado de flujo de efectivo			
Actividades de la operación	39.602	45.594	(13,14)
Actividades de financiamiento	(52.552)	(67.001)	(21,57)
Actividades de inversión	12.393	22.309	(44,45)
Flujo neto del período	(557)	902	(161,75)
Efecto inflación del período	(177)	(41)	331,71
Variación del efectivo	(734)	862	(185,15)
Saldo inicial de efectivo	1.471	610	141,15
Saldo final de efectivo	**737**	**1.471**	**(49,89)**

Análisis Razonado de los Estados Financieros

Al 31 de diciembre de 2006 y 2005

Al 31 de diciembre de 2006, se observa una variación del flujo operacional negativo en MM$5.992 en relación al ejercicio anterior, siendo las principales variaciones la disminución de dividendos y otros repartos percibidos por MM$3.215, IVA y otros similares pagados por MM$1.483, recaudación de deudores por venta por MM$1.223, otros ingresos percibidos por MM$519 e impuesto a la renta pagado por MM$250. Esto se compensó en parte por el aumento de pago a proveedores en MM$437 y los ingresos financieros percibidos en MM$206.
El flujo de financiamiento presentó un aumento en MM$14.449 respecto a igual ejercicio 2005, debido a la disminución del pago de dividendos por MM$22.635, compensado con un aumento de repartos de capital por MM$8.186.
El flujo de inversiones disminuyó en MM$9.916 con respecto al ejercicio 2005, debido principalmente a la disminución en la recaudación de otros préstamos a empresas relacionadas en MM$55.929, lo que se compensó con la disminución de otros préstamos a empresas relacionadas en MM$33.619 y el aumento de la venta de inversiones permanentes en MM$12.410.

Diferencia entre valor libros y valor económico de los principales activos

El activo fijo se presenta valorizado de acuerdo a principios y normas de contabilidad generalmente aceptados y normas impartidas por la Superintendencia de Valores y Seguros, por lo tanto, se estima que no deberían existir diferencias significativas entre el valor económico o de mercado y el valor libro de los activos y pasivos de la sociedad, con la excepción de las inversiones en acciones con cotización bursátil que se encuentran valorizadas a su valor patrimonial proporcional, valor que en algunos casos difiere en forma significativa de su valor bursátil.

File N° 82-35046

Al 31 de diciembre de 2006 y 2005

File N° 82-35046

Aguas Andinas S.A. y Filiales

Al 31 de diciembre de 2006 y 2005

ANTECEDENTES GENERALES

Nombre	:	Aguas Andinas S.A.
Tipo de entidad	:	Sociedad Anónima Abierta
Domicilio legal	:	Avenida Presidente Balmaceda N° 1398, Santiago, Chile
Teléfono	:	(56-2) 688 10 00
Fax	:	(56-2) 694 27 77
Auditores externos	:	61.808.000-5
Casilla postal	:	1537 Santiago
Rut	:	61.808.000-5
Auditores externos	:	Deloitte & Touche Sociedad de Auditores y Consultores Ltda.
Giro	:	Captación, purificación y distribución de agua potable y recolección y disposición de aguas servidas
Fono servicio	:	(56-2) 731 24 82
Inscripción en Registro de Valores	:	N° 0346
Sitio web	:	www.aguasandinas.cl
Capital suscrito y pagado	:	$133.010.615.377

CONSTITUCIÓN LEGAL DE LA EMPRESA

Aguas Andinas S.A. se constituyó como sociedad anónima abierta por escritura pública el 31 de mayo del año 1989 en Santiago, ante el Notario Público Señor Raúl Undurraga Laso. Un extracto de los estatutos fue publicado en el Diario Oficial del día 10 de junio de 1989, quedando inscrita en el Registro de Comercio a fojas 13.981, N° 7.040 del año 1989 del Conservador de Bienes Raíces de Santiago.

ASPECTOS LEGALES

La Empresa se encuentra inscrita en el Registro de Valores de la Superintendencia de Valores y Seguros con el N° 0346 por disposición de la Ley N° 18.777. Como empresa del sector sanitario es fiscalizada por la Superintendencia de Servicios Sanitarios, en conformidad con la Ley N° 18.902 y los Decretos con Fuerza de Ley N° 382 y N° 70, ambos del año 1988

OBJETO SOCIAL

La Sociedad tiene por objeto social la prestación de servicios sanitarios que contempla la construcción y explotación de servicios públicos destinados a producir y distribuir agua potable y recolectar y disponer aguas servidas, dentro del área de concesión distribuida en el Gran Santiago y localidades periféricas. Para dar un servicio integral, a los clientes la Sociedad cuenta con filiales no sanitarias, otorgando servicios diversificados como el tratamiento de residuos industriales, comercialización de materiales y análisis técnicos.

File N° 82-35046

Aguas Andinas S.A. y Filiales

Al 31 de diciembre de 2006 y 2005

DIRECTORIO

Presidente	: Alfredo Noman Serrano (Vicepresidente Directorio Inversiones Aguas Metropolitanas S.A.)
Vicepresidente	: Pedro Butazzoni Alvarez
Directores titulares	: Alain Chaigneau (Director de Inversiones Aguas Metropolitanas S.A.) Antoni Siurana Mónica Singer González Jaime Arellano Quintana Carlos Mladinic Alonso
Directores suplentes	: José Vila Bassas Fernando Rayón Martín (Director Suplente de Inversiones Aguas Metropolitanas S.A.) Xavier Amorós Corbella Ramón Figueroa González Mario Castillo Astudillo Jorge Bande Bruck
Gerente General	: Felipe Larrain Aspillaga

GERENTES CORPORATIVOS

Secretaría General	: Joaquín Villarino Herrera (Director de Inversiones Aguas Metropolitanas S.A.)
Gerente Corporativo de Finanzas y Control de Gestión	: Iván Yarur Sairafi (Director Suplente de Inversiones Aguas Metropolitanas S.A.)
Gerente Corporativo de Servicio al Cliente	: Víctor de la Barra Fuenzalida
Gerente Corporativo de Operaciones	: Narciso Berberana Sáenz
Gerente Corporativo de Saneamiento	: Enrique Donoso Moscoso
Gerente Corporativo de Comunicaciones y Desarrollo Organizacional	: Jonás de Miguel Gómez
Gerente Corporativo de Inversiones y Logística	: Alberto Martínez Lacambra (Gerente General de Inversiones Aguas Metropolitanas S.A.)
Gerente Corporativo de Planificación y Desarrollo	: Josep María Verdejo Rabazo (Director Suplente de Inversiones Aguas Metropolitanas S.A.)
Secretario Técnico	: Joaquim Martí Marqués

PORCENTAJE PARTICIPACIÓN MATRIZ

50,102%

PROPORCIÓN QUE REPRESENTA LA INVERSIÓN EN EL ACTIVO DE LA MATRIZ

41,507%

RELACIÓN CON LA MATRIZ

Existe un contrato en unidades de fomento de prestación de servicios desde el año 2001, Inversiones Aguas Metropolitanas S.A., por un período de cinco años y que finalizó en diciembre de 2006.

File N° 82-35046

Aguas Andinas S.A. y Filiales

Al 31 de diciembre de 2006 y 2005

BALANCES GENERALES

Activos	2006 M$	2005 M$
Activo circulante	51.829.340	72.226.716
Activo fijo neto	604.107.316	603.850.403
Otros activos	114.464.124	114.472.415
Total activos	770.400.780	790.549.534

Pasivos y patrimonio	2006 M$	2005 M$
Pasivo circulante	91.826.080	185.583.750
Pasivo largo plazo	287.560.736	214.897.423
Interés minoritario	9.887	3.548
Patrimonio	391.004.077	390.064.813
Total pasivos y patrimonio	770.400.780	790.549.534

Estado de resultados	2006 M$	2005 M$
Ingresos de explotación	232.143.012	219.623.370
Costo de operación	(119.274.347)	(115.991.099)
Resultado operacional	112.868.665	103.632.271
Resultado no operacional	(10.135.501)	(9.327.002)
Impuesto a la renta	(18.110.712)	(16.765.462)
Utilidad (pérdida) del interés minoritario	(435)	(355)
Amortización mayor valor de inversiones	69	69
Utilidad del ejercicio	84.622.086	77.539.521

File N° 82-35046

Aguas Andinas S.A. y Filiales

Al 31 de diciembre de 2006 y 2005

Estado de flujo efectivo	2006 M$	2005 M$
Flujo neto proveniente de actividades de operación	119.945.773	115.571.741
Flujo neto proveniente de actividades de financiamiento	(96.576.602)	(99.366.020)
Flujo neto proveniente de actividades de inversión	(45.512.603)	(33.468.853)
Flujo neto total del año	(22.143.432)	(17.263.132)
Efecto de la inflación sobre el efectivo	(362.859)	(1.003.428)
Variación neta del efectivo	(22.506.291)	(18.266.560)
Saldo inicial del efectivo	23.047.389	41.313.949
Saldo final del efectivo	541.098	23.047.389

Conciliación entre el flujo neto operacional y la utilidad del año	2006 M$	2005 M$
Utilidad del ejercicio	84.622.086	77.539.521
(Utilidad) pérdida en venta de activos	(1.177.968)	(1.617.799)
Cargos (abonos) a resultado que no representan flujos de efectivo	38.510.347	38.131.465
Variación de activos que afectan al flujo de efectivo operacional	(8.216.990)	(4.201.643)
Variación de pasivos que afectan al flujo de efectivo operacional	6.207.863	5.719.842
Utilidad (pérdida) del interés minoritario	435	355
Flujo neto operacional	119.945.773	115.571.741

File N° 82-35046

For the years ended December 31, 2006 and 2005


156

File N° 82-35046

Deloitte.

Independent Accountants' Report

To the Shareholders and Directors,
Inversiones Aguas Metropolitanas S.A.

We have audited the accompanying consolidated balance sheets of Inversiones Aguas Metropolitanas S.A. the Company and Subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of income and of cash flows for the years then ended. These consolidated financial statements (including the related notes) are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying reasoned analysis and significant events do not form an integral part of these financial statements, therefore our report does not cover them.

We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to present fairly, in all material respects, the financial position of Inversiones Aguas Metropolitanas S.A. and Subsidiaries as of December 31, 2006 and 2005 and the results of their operations and cash flows for the years then ended, in accordance with the accounting principles generally accepted in Chile.

The accompanying financial statements have been translated into English for the convenience of readers.

January 30, 2007, except for Note 30, dated February 28, 2007.



Amelia Hernández H.
RUT : 7.015.085-9

INVERSIONES AGUAS METROPOLITANAS AND SUBSIDIARIES

Consolidated Balance Sheets

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Assets	2006 ThCh$	2005 ThCh$
Current:		
Cash and banks	131,710	424,869
Time deposits	-	409,249
Marketable securities (net)	548,473	2,188,078
Trade accounts receivable (net)	42,903,319	37,288,201
Notes receivable (net)	3,572,551	1,622,341
Sundry debtors (net)	191,637	6,482,461
Notes and accounts receivable from related companies	40,642	22,388
Inventories (net)	1,664,009	952,257
Recoverable taxes	328,556	465,467
Prepaid expenses	276,044	480,009
Deferred taxes	1,059,604	801,653
Other current assets	1,931,252	22,642,453
Total current assets	**52,647,797**	**73,779,426**
Fixed assets		
Land	35,790,440	34,064,587
Buildings and infrastructure	999,585,748	983,601,218
Machinery and equipment	117,753,471	112,219,895
Other fixed assets	20,407,547	20,099,280
Incremental value fixed assets appraisal	4,893,914	4,918,576
Accumulated depreciation	(574,309,283)	(551,053,153)
Total fixed assets	**604,121,837**	**603,850,403**
Other assets		
Goodwill	329,339,208	361,110,196
Negative goodwill	(1,033)	(1,102)
Long-term debtors	8,640,240	8,561,464
Intangible assets	43,809,400	43,425,671
Accumulated amortization	(7,662,525)	(6,556,154)
Others	14,493,305	9,861,481
Total other assets	**388,618,595**	**416,401,556**
Total assets	**1,045,388,229**	**1,094,031,385**

The accompanying Notes 1 to 33 form an Integral part of these consolidated financial statements

File N° 82-35046

Liabilities and shareholders' equity	2006 ThCh$	2005 ThCh$
Current		
Borrowings from banks	18,031,799	20,671,402
Borrowings from banks, current portion of long-term	14,317,270	6,609,601
Bonds payable, current portion	13,486,530	107,715,756
Accounts payable	14,986,904	18,329,874
Notes payable	438,138	1,259,641
Sundry creditors	1,242,092	1,372,452
Notes and accounts payable to related companies	1,659,009	3,970,177
Accruals	17,991,330	15,982,916
Withholdings	7,475,625	6,832,533
Income taxes	213,021	1,898,852
Unearned income	2,034,599	1,490,262
Other current liabilities	3,688	11,878
Total current liabilities	**91,880,005**	**186,145,344**
Long term		
Borrowings from banks and financial institutions	50,020,000	63,472,167
Bonds payable	191,615,161	112,254,779
Notes payable	31,675,436	25,995,941
Sundry creditors	1,060,746	1,630,705
Accruals	8,931,381	8,038,017
Deferred taxes	3,677,832	2,870,616
Other long-term liabilities	740,775	809,461
Total long-term liabilities	**287,721,331**	**215,071,686**
Minority interest	**195,111,772**	**190,347,376**
Shareholders' equity		
Paid-in capital	461,826,633	496,075,120
Other reserves	3,028	-
Retained earnings	303,944	291,888
Net income for the year	22,617,984	17,463,165
Interim dividends	(14,076,468)	(11,363,194)
Total net shareholders' equity	**470,675,121**	**502,466,979**
Total liabilities and shareholders' equity	**1,045,388,229**	**1,094,031,385**

The accompanying Notes 1 to 33 form an integral part of these consolidated financial statements

File N° 82-35046

Consolidated Statement of Income

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

	2006 ThCh$	2005 ThCh$
Operating income		
Sales	232,143,012	219,623,370
Cost of sales	(91,597,017)	(88,081,539)
Operating margin	140,545,995	131,541,831
Administrative and selling expenses	(28,019,126)	(27,930,857)
Total operating income	112,526,869	103,610,974
Non-operating income (expenses)		
Financial income	5,014,967	5,654,714
Other non-operating income	7,601,753	5,992,133
Amortization of goodwill	(25,538,678)	(26,006,623)
Financial expenses	(16,571,533)	(18,115,670)
Other non-operating expenses	(2,036,901)	(570,402)
Price-level restatement	1,581,053	1,705,288
Foreing exchange gain	60,763	18,128
Total non-operating expenses	(29,888,576)	(31,322,432)
Income before income taxes	82,638,293	72,288,542
Income taxes	(18,109,662)	(16,987,370)
Minority interest	(41,910,716)	(37,838,076)
Amortization negative goodwill	69	69
Net income for the year	22,617,984	17,463,165

The accompanying Notes 1 to 33 form an integral part of these consolidated financial statements

File N° 82-35046

INVERSIONES AGUAS METROPOLITANAS AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

	2006 ThCh$	2005 ThCh$
Net cash flows from operating activities		
Collection of trade accounts receivable	274,583,240	261,720,246
Financial income received	978,080	1,058,980
Other income received	2,384,778	3,343,778
Payments to suppliers & personnel	(96,825,474)	(94,387,701)
Interest paid	(13,949,099)	(14,168,176)
Income tax paid	(18,313,400)	(14,276,783)
Other expenses paid	(656,720)	(587,624)
V.A.T. and other similar payments	(30.392.448)	(26.490.470)
Total net cash flows from operating activities	**117.808.957**	**116.212.250**
Net cash flows from financing activities		
Loans drawn	94.076,470	74,631,486
Bonds issued	4,451,906	29,475,742
Other sources of financing	16,451,226	16,101,560
Dividends paid	(18,639,918)	(41,275,131)
Capital distribution	(33,912,345)	(25,726,043)
Repayment of loans	(101,002,716)	(54,374,360)
Repayment of bonds	(16,988,282)	(61,879,894)
Payment of bond issue and placement expenses	(358,026)	-
Other financing disbursements	(51,468,442)	(58,367,061)
Total net cash flows from financing activities	**(107,390,127)**	**(121,413,701)**
Net cash flows from investment activities		
Proceeds from sales of fixed assets	119,868	1,719,667
Proceeds from sales of permanent investments	12,411,178	219
Sales of other investments		(1)
Collection of other loans to related companies	-	55,928,633
Other investment income	-	(208)
Purchases of fixed assets	(44,787,775)	(33,509,205)
Payment of capitalized interest	(834.077)	(699,108)
Permanent investments	-	(33,619,488)
Other investment disbursements	(28,597)	(980,207)
Total net cash flows from investment activities	**(33,119,403)**	**(11,159,698)**
Total net negative cash flows for the year	**(22,700,573)**	**(16,361,149)**
Effect of inflation on cash and cash equivalents	(539,676)	(1,044,066)
Net change in cash and cash equivalents	**(23,240,249)**	**(17,405,215)**
Cash and cash equivalents at beginning of the year	24,518,603	41,923,818
Cash and cash equivalents at end of the year	**1,278,354**	**24,518,603**

The accompanying Notes 1 to 33 form an integral part of these consolidated financial statements

File N° 82-35046

Consolidated Statement of Cash Flows

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Reconciliation of net income for the year to net cash flows provided by operatingactivities	2006 ThCh$	2005 ThCh$
Net income for the year	**22,617,984**	**17,463,165**
Result of asset sales	**(2,736,735)**	**(1,617,799)**
Gain on sale of fixed assets	(1,177,968)	(1,617,799)
Gain on sale of investments	(1,558,767)	-
Charges (credits) to income not representing cash flows		
Depreciation for the year	34,354,742	33,679,312
Amortization of intangible assets	1,091,584	1,076,982
Write-offs and accruals	1,280,966	1,442,221
Amortization of goodwill	25,538,678	26,006,623
Amortization of negative goodwill	(69)	(69)
Price-level restatements, net	(1,581,053)	(1,705,288)
Foreign exchange differences, net	(60,763)	(18,128)
Other credits to income not representing cash flows	(3,234,474)	(2,943,248)
Other charges to income not representing cash flows	2,812,214	2,707,859
Total charges (credits) to income not representing cash flows	**60,201,825**	**60,246,264**
Changes in assets affecting operating cash flows (increases) decreases		
Trade accounts receivable	(5,750,326)	(3,158,289)
Inventories	(623,742)	348,401
Other assets	(1,364,061)	(1,085,696)
Total changes in assets affecting operating cash flows (increases)	**(7,738,129)**	**(3,895,584)**
Changes in liabilities affecting operating cash flows increases (decreases)		
Accounts payable related to operating income	(1,040,367)	(4,781,001)
Interest payable	1,202,130	948,213
Income tax payable (net)	(888,696)	2,374,681
Other accounts payable related to non-operating result	2,439,631	3,356,152
V.A.T. and similar payments (net)	1,840,598	4,280,083
Total changes in liabilities affecting operating cash flows increases	**3,553,296**	**6,178,128**
Income of the minority interest	41,910,716	37,838,076
Net cash flows provided by operating activities	**117,808,957**	**116,212,250**

The accompanying Notes 1 to 33 form an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

1.- REGISTRATION IN THE SECURITIES REGISTER

Inversiones Aguas Metropolitanas S.A., Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Dominicos S.A. and Aguas Manquehue S.A. are registered under Numbers 0912, 0346, 0369, 0389 and 0402 respectively, in the Securities Register of the Superintendency of Securities and Insurance. Consequently, these Companies are subject to the regulatory authority of that Superintendency.

2.- SUMMARY OF SIGNIFICANT APPLIED POLICIES

a) Accounting period

These financial statements cover to the years between January 1 and December 31, 2006 and 2005 respectively.

b) Basis of preparation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, issued by the Chilean Institute of Accountant and with standards of the Superintendency of Securities and Insurance.
In the event of differences between the accounting principles generally accepted in Chile, as issued by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance, the later prevail.

c) Basis of presentation

For comparison purposes, the financial statements at December 31, 2005 and their respective notes have been restated by 2.1%.
This percentage corresponds to the variation in the consumer price index during the last twelve months of 2006, with a one-month time lag.
For comparison purposes, re-classifications were made to some items of the financial statements of 2005.

d) Basis of consolidation

The consolidated financial statements comprise the assets, liabilities, results and cash flows of the Parent company and its subsidiaries. Balances and transactions made between the consolidated companies have been eliminated and the participation of the minority investors has been recognized as Minority Interest.

The following are the companies included in consolidation

TAX	Company name	Interest			
		2006			2005
		Direct %	Indirect %	Total %	Total %
61.808.000-5	Aguas Andinas S.A.	50.1023	0.0000	50.1023	51.202
80.311.300-9	Aguas Cordillera S.A.	0.0000	99.9999	99.9999	99.9999
96.945.210-3	Ecoriles S.A.	0.0000	100.0000	100.0000	100.0000
96.828.120-8	Gestión y Servcios S.A.	0.0000	100.0000	100.0000	100.0000
96.568.220-1	Agua Los Dominicos S.A.	0.0000	99.9871	99.9871	99.9497
96.967.550-1	Análisis Ambientales S.A.	0.0000	100.0000	100.0000	100.0000
96.809.310-K	Comercial Orbi II S.A.	0.0000	99.9900	99.9900	100.0000
89.221.000-4	Aguas Manquehue S.A.	0.0000	100.0000	100.0000	100.0000
87.538.200-4	Hidráulica Manquehue Ltda.	0.0000	0.0000	0.0000	100.0000

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

e) Price-level restatement
The consolidated financial statements have been restated by 2.1% in 2006 and 3.6% in 2005 to reflect the effects of variations in the purchasing power of the local currency during each year, in accordance with accounting principles generally accepted in Chile.
Income statement balances were also restated to express them at year-end values.

f) Basis of currency translation
Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates prevailing at each year-end, at which are as follows:

	2006 Ch$	2005 Ch$
United States dollar	532,39	512,50
Unidad de Fomento	18,336,38	17,974,81
Euro	702,08	606,08

g) Time deposits
Time deposits are shown at their investment value plus indexation adjustments and accrued interest to the end of the year.

h) Marketable securities
Marketable securities relate to investments in mutual funds units made by the companies. These are shown at their redemption value at the closing date of these financial statements.

i) Inventories
Materials are shown at their restated cost which does not exceed their respective replacement costs at each year-end.
There is an allowance for obsolescence for disposable items remaining in stock for more than one year without movement.

j) Allowance of doubtful accounts
The estimate of doubtful accounts depends on the age of the accounts receivable and the recovery record, as follows:

- For Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Dominicos S.A. and Aguas Manquehue S.A. a 100% accruals is made for customers with debts past-due for over 8 months.
- For Aguas Andinas S.A. and Aguas Cordillera S.A., a accruals of 20% of consumption debts converted into repayment plans is established for cases classified as "non-government subsidized". For cases classified as "government subsidized" customers, a accruals of 40% is made. In the case of the other subsidiaries, a provision of 20% of the agreed repayment is made.
- For the subsidiaries Gestión y Servicios S.A., Anam S.A. and Ecoriles S.A., a 100% accruals is made for customer debts with more than 120 days past due.
- A 100% accruals is made for past-due notes receivable.

k) Fixed assets
For the subsidiary Aguas Andinas S.A., the fixed assets transferred by the predecessor entity are shown at their restated appraisal values determined by independent consultants in a technical study made in 1977. Acquisitions after 1977 are shown at their restated cost.
The subsidiary Aguas Cordillera S.A. shows its specific accounts at cost, plus the incremental value of a technical appraisal performed in 1977, both restated.
The Company and its other subsidiaries record their fixed assets at restated cost.
The fixed assets include the principal renovations and improvements but not maintenance costs or minor repair expenses which are charged to income in the year in which they are incurred.
Work in progress include financing costs incurred until the assets are in a condition to be used, in accordance with Technical Bulletin N° 31 of the Chilean Institute of Accountants.
Direct remunerations, consultancy costs and other inherent and identifiable expenses are also included in the cost of some works.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

l) Depreciation of fixed assets

Depreciation is calculated using the straight-line method on the restated book values over the remaining useful lives of the respective assets.

m) Leased assets

Leasing contracts classified as financial leases are recorded in accordance with Technical Bulletin N°.22 of the Chilean Institute of Accountants. Leased assets are valued and depreciated in the same way as the rest of the fixed assets.
Assets acquired under lease agreements are not legally owned by the Company until it has exercised its purchase option, and meanwhile the Company can not freely dispose of them.

n) Intangible assets

Water rights, rights of way and other rights are shown at their restated cost, net of amortization, in accordance with Technical Bulletin N°.55 of the Chilean Institute of Accountants.
Intangible assets are being amortized over a period of 40 years from the date of acquisition or as from 1998 as it is believed that they will provide benefits during that period.

o) Goodwill and negative goodwill

Goodwill represents the excess paid over the investment. equity value in Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Domínicos S.A. and Comercial Orbi II S.A. Negative goodwill represents the deficit between the price paid and the proportional equity value on the purchase of shares in Aguas Manquehue S.A. Negative goodwill and goodwill are amortized over a period of 20 years from the date of acquisition, the estimated period of return on the investment.

p) Operations under resale agreements.

Acquisitions of securities under resale agreements are valued as fixed-income investments and are shown in Other current assets, in accordance with Circular 768 of the Superintendency of Securities and Insurance.

q) Bonds payable

The obligation for the placement of bonds issued by the companies on the domestic market are shown at their nominal value plus indexation adjustments and interest accrued to the year-end. The discount incurred and the issue costs on the placement of the bonds, except as stated in the following paragraph, are deferred and amortized over their term, in accordance with Circular 1,370 of the Superintendency of Securities and Insurance.
The costs of the placement of bonds on the domestic market incurred by the subsidiary, Aguas Cordillera S.A., in the years 1991, 1992, 1993, 1994 and 1995 were charged to income in the respective years.

r) Income and deferred taxes

The Company and its subsidiaries have provided for income taxes on the basis of their net taxable income determined in accordance with the provisions of the Income Tax Law. According to Technical Bulletin N°.60 and other instructions issued the Chilean Institute of Accountants and Circular 1,466 of the Superintendency of Securities and Insurance, the Company records the effects of deferred taxes resulting from timing differences, tax benefits related to tax loses carried-forward and other events that create differences between the financial and tax basis. Some of the subsidiaries recorded these effects as from the beginning of the year 2000, recording deferred taxes arising on the accumulated timing differences in asset and liability accounts with credits and charges, respectively, to complementary accounts which are amortized, affecting income tax for the period, over the weighted average reversal period. These complementary accounts are shown deducted from the corresponding deferred tax assets and liabilities that originated them.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

s) Derivative contracts

The Company has signed cross currency exchange forward with financial institutions. These contracts were defined as cover for existing entries and have been contracted and assigned as hedge instruments against changes in the exchange rate and are shown in accordance with Technical Bulletin 57 of the Chilean Institute of Accountants.

t) Severance payments

For Aguas Andinas S.A., in August 2006, and Aguas Cordillera S.A. and Aguas Los Dominicos S.A. in December 2006 and January 2007, new collective contracts came into force whose clauses referring to severance payments state that this will be paid as indicated in the Labor Code, while the amount accrued by the workers to July 2002, December 2002 and January 2003 respectively remained fixed and is adjusted quarterly in line with the consumer price index. The contract for Aguas Andinas S.A. also established that workers who retire from the company within 120 days of having reached the legal retirement age, will continue to accrue this benefit after July 2002, while for Aguas Cordillera S.A. and Aguas Los Dominicos S.A., the contracts mentioned state that workers who retire from the company on reaching the retirement age, shall continue to accrue this benefit from November and December 2002 respectively.

The obligation of the Company for the accrued indemnity for workers up to July 2002 for Aguas Andinas S.A. and November and December 2002 for Aguas Cordillera S.A. and Aguas Los Dominicos S.A., is shown at its present value, and the obligation for the additional indemnity that it is estimated will accrue to the workers who retire from the company is provided for at its present value, calculated according to the accrued cost of the benefit method and at an annual discount rate of 4.8%.

There are also individual contracts which are shown at their present value according to their terms.

Advances granted to personnel against such funds are shown as long-term debtors. These, restated, will be deducted from the final settlement, as stated in the respective contracts.

u) Sales

The Company's business sales relate to technological services and are accounted for on an accrual basis.

The sales of the sanitation subsidiaries are recorded on the basis of the consumption read and billed to each customer, divided into monthly billing groups and valued in accordance with the tariff fixed by the Superintendency of Sanitation Services (SISS) for five-year period. Consumption read but not billed at the year-end is also shown valued at the tariff charge for each invoicing group.

v) Computer software

It corresponds to software acquired as computer packages and is shown in Other fixed assets. Computer software is amortized accordance with Circular 981 of the Superintendency of Securities and Insurance.

w) Research and development expenses

Expenses incurred in research and development project studies which are not deemed viable, are charged directly to income for the year. Otherwise, they form part of the costs of the corresponding works.

x) Statement of cash flows

The Company and is subsidiaries consider as cash and cash equivalents the balances held in unrestricted bank checking accounts, time deposits, marketable securities and repurchase/sale agreements whose redemption will take place within 90 days from the date the investment was made and that carry no significant loss risk at the time of redemption.

Cash flows from operating activities include revenues and expenses of the Company and its subsidiaries and all other income and expenses that are treated as non-operating in the statement of income.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

3.- ACCOUNTING CHANGES

There have been no accounting changes that should be mentioned during the years ended December 31, 2006 and 2005.

4.- SHORT AND LONG-TERM DEBTORS

Trade accounts receivable relate to billings for water, sewage services, sewage treatment and other associated services, with balances classified as short and long term.
The balance of trade accounts receivable includes an allowance for revenue accrued as at December 31, 2006 and 2005 of ThCh$13,980,580 and ThCh$13,811,405 respectively, corresponding to unbilled meter readings at the end of each year.
The debtors balance at December 31, 2006 of Aguas Andinas S.A. is split into residential 80.40%, commercial 16.43%, industrial and others 3.17%, compared to residential 80.13%, commercial 16.72%, industrial and others 3.15% at December 31, 2005.
For Aguas Cordillera S.A. the split is residential 81.48%, commercial 18.25%, industrial and others 0.27%, compared to residential 82.38%, commercial 17.33%, industrial and others 0.29% at December 2005.
For Aguas Los Dominicos S.A., the split is residential 88.43%, commercial 11.53%, industrial and others 0.04%, compared to residential 87.42%, commercial 12.54%, industrial and others 0.04% in 2005.
For Aguas Manquehue S.A., the split is residential 71.10%, commercial 28.47%, industrial and others 0.43%, compared to residential 69.76%, commercial 30.23%, industrial and others 0.01% in 2005.
The subsidiaries have set up allowances for doubtful accounts as follows:

a) An allowance for doubtful accounts, as explained in Note 2 j), amounting to ThCh$12,073,946 and ThCh$12,244,173 respectively as at December 31, 2006 and 2005. Of these allowances at December 31, 2006 and 2005, ThCh$929,061 and ThCh$453,623 respectively were charged to income for the year, and debts of ThCh$214,947 and ThCh$12,371 respectively were written off.

b) Allowances for repayment plans relate to agreements for the repayment of debts signed with customers of Aguas Andinas S.A. and Aguas Cordillera S.A., by which they can obtain a commercial discount if they fully comply with the agreement. This allowance is ThCh$2,825,858 and the credit to income at December 31, 2006 was ThCh$482,308 (ThCh$2,396,116 at December 31, 2005 and a charge to income for that year of ThCh$541,980).
Notes receivable comprise mainly promissory notes signed by customers as a result of agreements with property developers.
The balance of short-term sundry debtors relates mainly to agreements for collections to be made against credit cards and receivables from personnel as of December 31, 2006; also, as of December 31, 2005, these were mainly funds accumulated to meet the advanced redemption of all bonds Series B and E and the payment at maturity of the bonds Series C.
The long-term debtors mainly correspond to agreements signed with property developers and advances against severance payments, as indicated in Note 2 t), and trade accounts receivable net of their allowances.

Current

Item	Up to 90 days		90 days 1 year			Total current (net)		Long term	
	2006 ThCh$	2005 ThCh$	2006 ThCh$	2004 ThCh$	Subtotal ThCh$	2006 ThCh$	2005 ThCh$	2006 ThCh$	2005 ThCh$
Trade accounts receivable	42,340,036	36,433,862	3,169,785	2,699,555	45,509,821	42,903,319	37,288,201	898,720	815,096
Allowance of doubtful accounts	-	-	-	-	2,606,502	-	-	-	
Notes receivable	2,627,486	1,168,128	1,224,625	643,424	3,852,111	3,572,551	1,622,341	310,775	173,674
Allowance of doubtful accounts	-	-	-	-	279,560	-	-	-	
Sundry debtors	147,272	6,443,916	82,744	87,277	230,016	191,637	6,482,461	7,430,745	7,572,694
Allowance of doubtful accounts	-	-	-	-	38,379	-	-	-	-
Total long-term debtors								8,640,240	8,561,464

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

5.- BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Notes and accounts receivable

Tax No	Company	Short term 2006 ThCh$	Short term 2005 ThCh$	Long term 2006 ThCh$	Long term 2005 ThCh$
96.703.230-1	Aguas Décimas S.A.	-	6,133	-	-
59.066.560-6	Degrémont S.A. Agencia en Chile	37,489	12,977	-	-
96.864.190-5	Brisaguas S.A.	449	517	-	-
77.030.800-3	Constructora ACSA Ltda.	637	650	-	-
59.094.680-K	Aguas de Levante S.A.	2,067	2,111	-	-
Total		40,642	22,388	-	-

The accounts receivable from Aguas Décima S.A., Degrémont S.A. Agencia en Chile and Brisaguas S.A. related to chemical and bacteriological analysis laboratory services, payable at 30 days without interest.
The accounts receivable from Constructora Acsa Ltda. and Aguas de Levante S.A. relate to the sale of materials, payable at 30 days without interest.

Accounts payable

Tax N	Company	Short term 2006 ThCh$	Short term 2005 ThCh$	Long term 2006 ThCh$	Long term 2005 ThCh$
1-9	Sociedad General Aguas de Barcelona S.A.	928,999	1,052,536	-	-
59.066.560-6	Degrémont S.A. Agencia en Chile	636,420	1,772,655	-	-
59.094.680-k	Aguas de Levante S.A.	70,039	587,244	-	-
59.096.940-0	Acsa Agbar Construcción S.A.	-	66,467	-	-
96.864.190-5	Brisaguas S.A.	15,245	18,083	-	-
96.847.530-4	Omnilogic Telecomunicaciones Chile	5,343	845	-	-
1-9	Suez Lyonnaise des Eaux	-	472,347	-	-
59.109.940-k	Norcontrol S.A. Agencia en Chile	2,963	-	-	-
Total		1,659,009	3,970,177	-	-

There has been a services contract in euros since 2001 with Sociedad General Aguas de Barcelona S.A. which has a term of 5 years with monthly invoicing and payment at 63 days without interest.
A public tender process awarded the construction of the La Farfana sewage treatment plant, and its operation, to Empresa Degrémont S.A. Agencia en Chile. The construction was on a turnkey basis with a performance guarantee. Payments under this contract are expressed in Unidades de Fomento, the construction was completed in September 2003 and payments for the operating of plant began in October 2003.
The debt with Aguas de Levante S.A. relates to the purchase of materials, with payments at 30 days.
The debt with Acsa Agbar Construcción S.A. relates to withholdings made from payments under a tube renewal contract.
The debt with Brisaguas S.A. relates to collections paid under contract.
The debt with Omnilogic Telecomunicaciones Chile S.A. relates to maintenance services for radio-communication and transmission networks, payable at 30 days.
The debt with Norcontrol S.A. Agencia Chile relates to quality-control services, payable at 30 days.
The account payable to Suez Lyonnaise des Eaux in 2005 related to a services contract in euros, with monthly invoicing and payments at 63 days without interest.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Transactions with related entities

Company	Tax No.	Relationship	Transaction	2006 Amount ThCh$	2006 Effect on results (charge / credit) ThCh$	2005 Amount ThCh$	2005 Effect on results (charge / credit) ThCh$
Aguas de Levante S.A.	59.094.680-K	Related	Purchase of materials	1,307,869	(1,244,902)	1,992,468	(1,927,535)
Degrémont S.A. Agencia en Chile	59.066.560-6	Related	Plant operation	4,402,633	(4,402,633)	2,727,709	(2,727,709)
		Related	Plant construction	1,528,361	-	5,662,310	-
CORFO	60.706.000-2	Related	Dividends paid	28,952,238	-	29,972,847	-
Degrémont S.A. Agencia en Chile	59.066.560-6	Related	Laboratory service	49,050	49,050	-	-
Omnilogic Telecomunicaciones Chile S.A.	96.847.530-4	Related	Network maintenance	69,955	(69,955)	-	-
Degrémont Ltda.	77.441.870-9	Related	Sludge automation	775,997	-	-	-
Sociedad General Aguas de Barcelona S.A.	1-9	Indirect	Consultancy received	2,575,104	(2,575,104)	3,440,723	(3,440,723)
Suez Lyonnaise des Eaux	1-9	Indirect	Consultancy received	353,028	(353,028)	765,557	(765,557)
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Parent	IAM capital reduction	19,023,203	-	20,084,367	-
		Parent	Profit distribution	11,380,788	-	32,345,929	-
		Parent	Collection of loans	-	-	37,205,985	-
Ondeo Services Chile S.A.	96.885.200-0	Parent	Capital reduction	-	-	4,989,750	-
		Parent	Profit distribution	-	-	8,036,005	-
		Parent	Loans granted	-	-	6,501,728	-
		Parent	Collection of loans	-	-	17,304,887	-

6.- INCOME TAX AND DEFERRED TAXES

At December 31, 2006 and 2005, the detail of taxable income and other concepts is as follows:

	2006 ThCh$	2005 ThCh$
a) Taxable income	102,931,487	103,699,497
b) Fut balance (unremitted earnings)	103,513,260	80,141,047
c) 15% credit for shareholders	247,929	249,422
16% credit for shareholders	289,104	353,475
16.5% credit for shareholders	813,433	808,942
17% credit for shareholders	16,097,479	11,599,165
d) Tax loss *	(70,239)	-

*The tax losses relate to the Parent and its subsidiary Comercial ORBI II S.A.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Deferred taxes

Concept	2006				2005			
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities	
	Short term ThCh$	Long term ThCh$	Short term ThCh$	Long term ThCh$	Short term M$	Long term ThCh$	Short term ThCh$	Long term ThCh$
Allowance doubtful accounts	497,156	1,555,416	-	-	354,137	1,727,373	-	-
Unearned Income	300,662	24,730	-	-	220,245	74,660	-	-
Accruals for vacations	151,281	106,457	-	-	158,533	109,835	-	-
Leased assets	-	-	43,989	51,925	-	-	99,099	5,089
Depreciation fixed assets	-	453,868	-	5,448,897	-	306,424	-	4,763,998
Severance indemnities	27,752	157,527	-	-	85,513	17,469	-	-
Other events		676,505	2,507	22,631	2,543	92,399	10,869	-
Accruals profit sharing	6,012	-	-	-	-	-	21	-
Investment expenses related companies	-	-	13,668	244,996	-	-	13,668	266,795
Software		-	-	95,739	-	-	-	130,965
Discount on placement of bonds	-	-	226,031	1,854,813	-	-	190,035	1,324,884
Tax loss	2,240	-	-	-	-	-	-	-
Litigation	13,095	470,887	-	-	12,089	673,051	-	-
Obsolescence on fixed assets	-	9,977	-	-	-	10,187	-	-
Deferred expenses	-	-	21,934	68,754	-	-	11,929	90,388
Water rights	-	37,990	-	-	-	37,990	-	-
AFR KWH	3,016	-	-	-	3,081	-	-	-
Loss on disposal of assets	36,367	-	-	-	37,130	-	-	-
Accruals repayment plans	332,392	148,004	-	-	254,003	153,337	-	-
Others								
Complementary accounts-net of amortization	-	-	-	(468,562)	-	-	-	(508,778)
Accruals for valuation	(2,240)	-	-	-	-	-	-	-
Total	1,367,733	3,641,361	308,129	7,319,193	1,127,274	3,202,725	325,621	6,073,341

Income tax

	2006 ThCh$	2005 ThCh$
Current tax charge (tax provision)	(17,498,353)	(17,628,915)
Adjustment from prior year	(34,072)	(57,953)
Deferred taxes for year	(509,049)	766,199
Tax benefit from tax losses	11,940	-
Effect of amortization of complementary deferred tax asset and liability accounts	(40,216)	(39,429)
Effect on assets or liabilities of deferred tax by changes in valuations' accrued	(2,240)	625
Other charges or credits	(37,672)	(27,897)
Total	(18,109,662)	(16,987,370)

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

7.- OTHER CURRENT ASSETS

The detail is as follows:

	2006 ThCh$	2005 ThCh$
Instruments of Central Bank of Chile (Note 8)	598,171	21,496,407
Discount on bond placement	1,329,593	1,117,852
Others	3,488	28,194
Total	1,931,252	22,642,453

8.- INFORMATION ON SECURITIES ACQUIRED UNDER RESALE AGREEMENTS

The detail of securities acquired under resale agreements as of December 31, 2006 is as follows:

Code	Dates		Counterparty	Original Currency	Subscription value ThCh$	Rate	Final value ThCh$	Identification of instrument	Market value ThCh$
	Start	Expiry							
CRV	29-12-2006	05-01-2006	Banco Crédito e Inversiones	Ch$	598,000	5.16	598,600	BCCH	598,171

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

9.- FIXED ASSETS

The composition is as follows:

	2006 ThCh$	2005 ThCh$
Land	**35,790,440**	**34,064,587**
Land	35,790,440	34,064,587
Buildings and infrastructure	**498,384,087**	**497,341,589**
Gross value	999,585,748	983,601,218
Accumulated depreciation	(501,201,661)	(486,259,629)
Machinery and equipment	**60,829,101**	**64,946,869**
Gross value	117,753,471	112,219,895
Accumulated depreciation	(56,924,370)	(47,273,026)
Other fixed assets	**4,602,275**	**3,034,642**
Gross value	20,407,547	20,099,280
Accumulated depreciation	(15,805,272)	(17,064,638)
Incremental value technical appraisal, net	**4,515,934**	**4,462,716**
Land	5,517,498	5,517,498
Distribution networks	1,463,588	1,494,124
Accumulated depreciation	(1,459,566)	(1,489,851)
Collector drains	(372,386)	(372,386)
Accumulated depreciation	263,497	252,167
Civil works	(1,274,632)	(1,275,050)
Accumulated depreciation	419,147	399,379
Machinery and equipment	(440,154)	(445,610)
Accumulated depreciation	398,942	382,445
Total fixed assets, net	**604,121,837**	**603,850,403**

Depreciation for the year

The charge for depreciation of fixed assets as of December 31, 2006 and 2005 is as follows:

	2006 ThCh$	2005 ThCh$
Depreciation in:		
Cost of sales	31,815,243	30,974,755
Administrative and selling expenses	2,539,499	2,704,557
Total	**34,354,742**	**33,679,312**

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Aguas Andinas S.A. has seventy plots of land that were transferred free of charge by the Chilean State and are booked at a value of Ch$1 each. There are also fixed assets with an expired accounting useful life and are therefore shown valued at Ch$1 even though they are still in operation.

Furthermore, there are amounts which are contributions from third parties and these are governed under Decree Law 70 of 1988 of the Ministry of Public Works and by the provisions of clause 36 of D.S. MINECON Regulation 453 of 1989. These are explained in Note 33.

In 1989, and in accordance with Transitory Clause 3 of Decree Law 382 of 1988, the General Law on Sanitation Services, Aguas Cordillera S.A. removed from its accounts all assets financed by third parties and Chilean state assets.

As a result of the application of this regulation, the Company maintains a physical control over those assets but the calculation of the price-level restatements and depreciation of these assets do not affect its financial statements in any way. It carries out this off-the-books control as these assets form part of the sanitation infrastructure that it has to operate and maintain.

Lease contracts

For Aguas Andinas S.A., assets under financial leases were acquired from GTD Telesat S.A. and shown in Other fixed assets, under an agreement for a 48-month term and for an amount of ThCh$57,345.

For Aguas Cordillera S.A., the assets under financial leases were acquired from Teletronic S.A. and shown in Other fixed assets, under an agreement for a 48-month term and for an amount of ThCh$15,930.

10.- GOODWILL AND NEGATIVE GOODWILL

The extraordinary shareholders meeting of Aguas Manquehue S.A. held on November 10, 2006 agrred to the merger by incorporation of Hidráulica Manquehue Ltda. into Aguas Manquehue S.A., following which the negative goodwill in Hidráulica Manquehue Ltda. became negative goodwill in Aguas Manquehue S.A.

As of December 31, 2006 and 2005, the balances of this account represent the difference between the acquisition value and the proportional investment equity value, as follows:

Goodwill

Tax N°	Company	2006		2005	
		Amortization for the year ThCh$	Balance goodwill ThCh$	Amortization for the year ThCh$	Balance goodwill ThCh$
61.800.000-5	Aguas Andinas S.A.	21,486,342	274,154,471	21,954,506	301,874,455
80.311.300-9	Aguas Cordilleras S.A.	3,834,766	52,088,900	3,834,766	55,923,666
96.809.310-K	Comercial Orbi II S.A.	217,352	3,094,722	217,351	3,312,075
96.568.220-1	Aguas Los Dominicos S.A.	218	1,115	-	-
Total		25,538,678	329,339,208	26,006,623	361,110,196

Negative goodwill

Tax N°	Company	2006		2005	
		Amortization for the year ThCh$	Balance nagative goodwill ThCh$	Amortization for the year ThCh$	Balance nagative goodwill ThCh$
89.221.000-4	Aguas Manquehue S.A	69	1,033	69	1,102
Total		69	1,033	69	1,102

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

11.- INTANGIBLE ASSETS

The balances as of December 31, 2006 and 2005 of the restated costs of intangible assets (Note 2 n) are as follows:

Item	2006 ThCh$	2005 ThCh$
Water rights	20,882,671	20,726,627
Leased water rights (1)	539,849	539,849
Rights of way	15,487,307	15,273,161
Other rights (2)	6,886,034	6,886,034
Usufruct rights (3)	13,539	-
Sub total	43,809,400	43,425,671
Accumulated amortization water rights	(4,003,261)	(3,468,561)
Accumulated amortization leasing (1)	(39,053)	(25,270)
Accumulated amortization rights of way	(2,845,532)	(2,459,795)
Accumulated amortization other rights (2)	(774,679)	(602,528)
Sub total	(7,662,525)	(6,556,154)
Total net intangible assets	36,146,875	36,869,517

Amortization for the year charges to cost of sales

	2006 ThCh$	2005 ThCh$
Water rights	519,914	507,143
Leased water rights	13,783	13,784
Rights of way	385,736	381,436
Other rights	172,151	174,619
Total amortization	1,091,584	1,076,982

(1) The rights to the use of water acquired under the financial leasing agreement signed on March 14, 2003 for a period of 48 months were registered as Intangible assets.
(2) Relate to the purchase of gratuitous rights to water consumption from the Municipality of Santiago, which are being amortized over 40 years.
(3) In October 2006 Aguas Andinas S.A. acquired 1 share in Comercial Orbi II S.A. from Aguas Cordillera S.A., in usufruct.
Aguas Andinas S.A. has water rights to various natural sources, including Laguna Negra, Laguna Lo Encañado and Quebrada de Ramón, which were acquired gratuitously and have no value on the books.
The production of groundwater supplies from various wells located in the Metropolitan Region for which the sanitation subsidiaries have the water rights concessions were granted to it gratuitously by the Water Department of the Ministry of Public Works.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

12.- OTHER ASSETS

The detail of these is as follows:

	2006 ThCh$	2005 ThCh$
Discount on bonds placement and issuance costs (Note 23)	10,910,664	7,793,439
Advances purchases fixed and intangible assets	1,012,023	844,810
Prepaid expenses	407,234	467,868
Deferred charges	740,658	93,162
Refund reimbursable KW/H contributions	262,358	303,150
Unused assets	954,719	167,246
Others	205,649	191,806
Total	14,493,305	9,861,481

13.- BORROWINGS FROM BANKS AT SHORT TERM

Included in this section are the loans that mature during the next twelve months and the provision for accrued interest on bank borrowings classified as short term:

Short-term

Tax N°	Bank	U.F.		Non-indexed Ch$		Total	
		2006 ThCh$	2005 ThCh$	2006 ThCh$	2005 ThCh$	2006 ThCh$	2005 ThCh$
97.036.000-K	Banco Santander - Santiago	-	-	-	16,510	-	16,510
97.004.000-5	Banco de Chile		10,395,306	1,838,745	10,259,586	1,838,745	20,654,892
97.032.000-8	Banco BBVA	-	-	7,718,820	-	7,718,820	-
97.023.000-9	Banco Corpbanca	-	-	4,469,014	-	4,469,014	-
97.006.000-6	Banco BCI	-	-	4,005,220	-	4,005,220	-
	Total		10,395,306	18,031,799	10,276,096	18,031,799	20,671,402
	Principal outstanding		10,369,038	17,971,553	10,210,000	17,971,553	20,579,038
	Average annual interest rate	-	0.95%	5.37%	5.64%	-	-

Long-term

Tax N°	Bank	U.F.		Non-indexed Ch$		Total	
		2006 ThCh$	2005 ThCh$	2006 ThCh$	2005 ThCh$	2006 ThCh$	2005 ThCh$
97.006.000-6	Banco BCI	-	211,781	-	-	-	211,781
97.004.000-5	Banco de Chile	-	-	1,943,066	1,992,539	1,943,066	1,992,539
97.036.000-K	Banco Santander - Santiago	-	-	4,163,528	92,918	4,163,528	92,918
97.032.000-8	Banco BBVA	-	-	8,210,676	4,312,363	8,210,676	4,312,363
	Total		211,781	14,317,270	6,397,820	14,317,270	6,609,601
	Principal outstanding	-	211,739	14,046,667	6,057,933	14,046,667	6,269,672
	Average annual interest rate		7.03%	6.72%	7.29%	-	-

Percentage in local currency: 100%

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

14.- BORROWINGS FROM BANKS AT LONG-TERM

This heading covers Bank loans classified as long-term are as follows:

Tax N°	Bank	Currency/ indexation unit	Years to maturity				Closing date current year		Closing date previous
			1 to 2 ThCh$	2 to 3 ThCh$	3 to 5 ThCh$	5 to 10 ThCh$	total long-term at year end ThCh$	Average annual interest rate %	total long-term at year end ThCh$
97.004.000-5	Banco de Chile	Non-indexed Ch$	1,900,000	1,900,000	3,800,000	1,900,000	9,500,000	6.80	9,699,500
97.036.000-K	Banco Santander - Santiago	Non-indexed Ch$	4,080,000	4,080,000	8,160,000	-	16,320,000	6.70	20,828,400
97.032.000-8	Banco BBVA	Non-indexed Ch$	8,066,667	8,066,666	8,066,667	-	24,200,000	6.66	32,944,267
Total			14,046,657	14,046,665	20,026,667	1,900,000	50,020,000		63,472,167
Percentage in local currency:			100%						

15.- BONDS PAYABLE (SHORT AND LONG TERM)

This heading covers the amounts owing under bond issues made by the subsidiaries Aguas Andinas S.A. and Aguas Cordillera S.A. on the domestic market.

Aguas Andinas S.A.

In September 2001, the bonds Series B were issued for U.F.1.8 million, with a 21-year term with repayments starting in 2008.

On October 10, 2002, the Superintendency of Securities and Insurance certified the registration of bonds for up to U.F.10 million. Of this amount, Series C bonds were issued with a nominal value of U.F.4.2 million and Series D with a nominal value of U.F.5.8 million.

In December 2002, Series C bonds for U.F.4.0 million were placed, with semi-annual repayments starting in June 2005 and extending through to December 2010.

On May 7, 2003, the Company placed Series D bonds on the domestic market and these were fully subscribed. On January 3 and 9, 2006, these bonds were exchanged for Series F bonds or repaid in advance (94.6% and 5.4% respectively). The placement of this series was for U.F. 5.0 million, repayable semi-annually starting on June 1, 2008 and ending on December 1, 2026.

On December 9, 2005, the Superintendency of Securities and Insurance registered a new issue of Series F bonds, with the number 305 of October 10, 2002, for U.F.5 million, to finance the advanced redemption of the Series D bonds and other refinancings of Aguas Andinas S.A. in January 2006.

On December 23, 2005, the Series E bonds were placed for U.F. 1.65 million, with repayment in June 2012.

Aguas Cordillera S.A.

On January 2, 2006, the bonds Series B and E were redeemed in advance. The balances shown under this heading therefore, relating to the debt outstanding as of December 31, 2005, include the corresponding amount of the maturity of the Series C.

The interest accrued on the bonds as at the close of each year is shown in Bonds payable in current liabilities.

The bond issues carry no special collateral other than a general lien over the assets of the Company.

The summary of these obligations at the end of each year is as follows:

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

N° of inscription or identification of instrument	Series	Nominal amount placed outstanding	Indexation unit	Interest rate %	Final maturity	Payments of		Par value		Placement in Chile or abroad
						Interest	Principal	2006 ThCh$	2005 ThCh$	
Long-term bonds -current portion										
266	BEMOS B1	-	U.F.	6.25	01.09.2022	Semi-annual	2008 Semi-annual	263,353	263,581	Chile
266	BEMOS B2	-	U.F.	6.25	01.09.2022	Semi-annual	2008 Semi-annual	413,840	414,199	Chile
305	BAGUA C1	166,667	U.F.	4.25	01.12.2010	Semi-annual	Semi-annual	3,098,910	3,112,317	Chile
305	BAGUA C2	500,000	U.F.	4.25	01.12.2010	Semi-annual	Semi-annual	9,296,723	9,336,945	Chile
305	BAGUA D1	-	U.F.	4.25	04.01.2006	-	-	-	30,482,661	Chile
305	BAGUA D2	-	U.F.	4.25	04.01.2006	-	-	-	57,917,040	Chile
305	BAGUA E	-	U.F.	4.00	01.06.2012	Semi-annual	At maturity	99,862	99,949	Chile
305	BAGUA F	-	U.F.	4.15	01.12.2026	Semi-annual	2008 SEM	313,842	-	Chile
154	SERIE B	-	U.F.	7.00	02.01.2006	-	-	-	114,065	Chile
163	SERIE C	-	U.F.	6.00	02.01.2006	-	-	-	404,623	Chile
187	SERIE E	-	U.F.	6.50	02.01.2006	-	-	-	5,570,376	Chile
Total current portion								13,486,530	107,715,756	
Long-term bonds										
266	BEMOS B1	700,000	U.F.	6.25	01.09.2022	Semi-annual	Semi-annual	12,835,466	12,846,597	Chile
266	BEMOS B2	1,100,000	U.F.	6.25	01.09.2022	Semi-annual	Semi-annual	20,170,018	20,187,509	Chile
305	BAGUA C1	500,000	U.F.	4.25	01.12.2010	Semi-annual	Semi-annual	9,168,183	12,234,847	Chile
305	BAGUA C2	1,500,000	U.F.	4.25	01.12.2010	Semi-annual	Semi-annual	27,504,568	36,704,562	Chile
305	BAGUA E1	1,650,000	U.F.	4.00	01.06.2012	Semi-annual	At maturity	30,255,026	30.281,264	Chile
305	BAGUA F	5,000,000	U.F.	4.15	01.12.2026	Semi-annual	Semi-annual	91,681,900	-	Chile
Total long term								191,615,161	112,254,779	

16.- ACCRUALS AND WRITE-OFFS

The detail of accruals as of December 31, 2006 and 2005 is as follows:

	Current liabilities		Long-term liabilities	
	2006 ThCh$	2005 ThCh$	2006 ThCh$	2005 ThCh$
Accrued services	11,323,091	8,685,724	-	-
Bonus (1) and profit-sharing	2,531,610	3,111,296	-	-
Severance payments (Note 17)	962,749	1,144,553	8,892,441	7,987,616
Accrued vacations	1,516,096	1,578,636	-	-
Pending litigation	1,236,951	967,232	-	-
Provision for losses on disposal of assets	213,922	218,414	-	-
Projects discarded	162,377	165,787	-	-
Others	44,534	111,274	38,940	50,401
Total	17,991,330	15,982,916	8,931,381	8,038,017

(1) In Aguas Andinas S.A., these are shown net of advances made during the years ended December 31, 2006 and 2005 for ThCh$888,750 and ThCh$229,411 respectively.

The amounts of write-offs are shown in Note 4 (Short and long term receivables).

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

17.- SEVERANCE INDEMNITIES

As of December 31, 2006 and 2005, the accruals for severance payments (including the portion classified as short term) showed the following activity:

	2006 ThCh$	2005 ThCh$
Initial balance	8,944,339	9,004,741
Increase in provision	1,530,840	1,643,329
Payments in the year	(859,296)	(1,878,807)
Price-level restatement	239,307	362,906
Total	9,855,190	9,132,169

The severance indemnity has been calculated in accordance with the accounting policy explained in Note 2 t).
The charge to income for these items, including the indemnities related to clause 161 of the Labor Code, at December 31, 2006 and 2005 amounts to ThCh$1,613,365 and ThCh$1,854,398 respectively.

18.- MINORITY INTEREST

The Minority interest is as follows:

Name	Percentage of minority interest		Minority interest liability		Minority interest Income statement	
	2006 %	2005 %	2006 ThCh$	2005 ThCh$	2006 ThCh$	2005 ThCh$
Aguas Andinas S.A.	49.89766	48.79800	195,101,885	190,343,828	(41,910,281)	(37,837,734)
Aguas Los Dominicos S.A.	0.01292	0.05038	931	3,542	(122)	(354)
Aguas Cordillera S.A.	0.00001	0.00001	7	6	(1)	(1)
Comercial Orbi II S.A.	0.00997	0.00000	8,949	-	(312)	-
Aguas Industriales del Norte S.A.	0.00000	40.00000	-	-	-	13
Total			195,111,772	190,347,376	(41,910,716)	(37,838,076)

In January 2006, Aguas Cordillera S.A. acquired 28 shares in its subsidiary Aguas Los Dominicos S.A., equivalent to 0.03617% of the total share capital.
In October 2006, Aguas Cordillera S.A. acquired 1 share in the subsidiary Aguas Los Dominicos S.A., equivalent to 0.00129% of the total share capital.
In October 2006, Aguas Cordillera S.A. sold 1 share in Comercial Orbi II S.A.
In April 2006, the Company sold 67,308,616 shares in Aguas Andinas S.A., its shareholding therefore reducing from 51.202% to 50.102%.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

19.- CHANGES IN SHAREHOLDERS' EQUITY

As established in clause 10 of the Corporations Law 18,046, the proportional amount of the restatement of capital has been added to paid capital, this being divided as of December 31, 2006 into 1,000,000,000 subscribed and paid shares of no par value.

The changes in the equity of the company during 2006 and 2005 were the following:

The ordinary shareholders meeting of April 27, 2006 agreed to:

- Distribute net income equivalent to ThCh$5,974,400 (ThCh$28,586,355 historic in 2005) in cash pro rata to the shareholders.
- Reduce capital by ThCh$33,609,900 (ThCh$24,558,390 historic in 2005), formalized by a public deed modifying the capital dated May 10, 2006. The amount of the reduction was distributed in cash pro rata to the shareholders.

The board meeting held on September 27, 2006 agreed to:

- Distribute ThCh$14,133,000 (ThCh$10,965,000 historic in 2005) as an interim dividend against the net income for 2006. This was distributed in cash pro rata to the shareholders.

Capital Increase

On June 14, 2005, it was agreed to increase the Company's capital by ThCh$19,151,592 historic by capitalizing the restatement of capital.

Other reserves:

In accordance with Technical Bulletin 72 of the Chilean Institute of Accountants, paragraph 29, business combinations of companies under common control pooling of interests, and therefore the subsidiary changes in equity are accounted for as of Aguas Andinas S.A. due to purchases of shares in Gestión y Servicios S.A., Comercial ORBI II S.A. and Aguas Manquehue S.A., were recorded in Other reserves. On the other hand the Company disposed its complete holdings in Aguas Cordillera S.A.

2006

	Paid in capital ThCh$	Other reserves ThCh$	Retained earnings ThCh$	Interim dividends ThCh$	Net income for year ThCh$
Initial balance	485,871,812		285,884	(11,129,475)	17,103,981
Distribution previous year net income	-	-	5,974,506	11,129,475	(17,103,981)
Final dividend previous year	-	-	(5,974,400)	-	-
Capital reduction	(33,609,900)	-	-	-	-
Reserve Technical Bulletin 72	-	3,028	-	-	-
Restatement of capital	9,564,721	-	17,954	56,532	-
Net income for the year	-	-	-	-	22,617,984
Interim dividends	-	-	-	(14,133,000)	-
Closing balances	461,826,633	3,028	303,944	(14,076,468)	22,617,984

File N° 82-35046

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

2005

	Paid in capital ThCh$	Reserve Restatement of capital ThCh$	Retained earnings ThCh$	Interim dividends ThCh$	Net income for year ThCh$
Initial balance	474,157,984	19,151,592	17,850,183	-	10,736,192
Distribution previous year net income	-	-	10,736,192		(10,736,192)
Final dividend previous year	-	-	(28,586,355)	-	-
Capitalization reserves and/or profits	19,151,592	(19,151,592)	-	-	-
Capital reduction	(24,558,390)	-	-	-	-
Restatement of capital	17,120,626	-	-	285,864	(164,475)
Net income for the year	-	-	-	-	17,103,981
Interim dividends		-	-	(10,965,000)	-
Closing balances	485,871,812	-	285,884	(11,129,475)	17,103,981
Balances restated	496,075,120	-	291,888	(11,363,194)	17,463,165

Number of Shares

Serie	N°. Shares subscribed	No. Shares paid	N°. Shares with voting rights
Unique serie	1,000,000,000	1,000,000,000	1,000,000,000

Capital (amount - ThCh$)

Series	Subscribed capital ThCh$	Paid capital ThCh$
Unique serie	461,826,633	461,826,633

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

20.- OTHER NON-OPERATING INCOME AND EXPENSES

The detail of other non-operating income and expenses as of December 31, 2006 and 2005 is as follows:

	2006 ThCh$	2005 ThCh$
Other non-operating income		
Repayment plans and others (1)	1,574,536	885,444
Services to third parties (2)	1,591,559	1,587,668
Gain on sale of shares	1,558,767	
Gain on sale of fixed assets	1,177,968	1,617,799
Fines and indemnities from suppliers and contractors (3)	746,697	1,156,950
Services to customers	312,925	298,382
Property rentals	239,910	257,797
Insurance refund	70,298	8,556
Recognitions of past-due obligations	33,892	20,015
Sale of materials	82,439	-
Others	212,762	159,522
Total	7,601,753	5,992,133
Other non-operating expenses		
Donations	144,103	104,103
Asset shortages	266,183	58,768
Materials shortages	480,138	109,059
Consultancy on sale of shares	74,280	-
Loss on derivative contracts	84,100	-
Fines	5,269	976
Legal expenses	43,134	6,128
Projects discarded and studies	763,904	181,593
Obsolete materials	6,356	43,352
Sale of materials	-	22,377
Irrecoverables property developer agreements	128,391	-
Others	41,043	44,046
Total	2,036,901	570,402

(1) Mainly relate to agreements signed with property developers under which Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Manquehue S.A. are obliged to add certain areas to their concession zones and to provide the public sanitation services in these Indefinitely.
(2) Services for third parties relates to those services associated with the business, mainly engineering services.
(3) In 2005, includes a transaction with Degremont for discrepancies in the application and interpretation of the La Farfana treatment plant construction contract.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

21.- PRICE-LEVEL RESTATEMENT

The detail of the price-level restatement, calculated as stated in Note 2 e), is the following:

	Indexation unit	2006 ThCh$	2005 ThCh$
Assets			
Inventories	I.P.C.	95,991	49,968
Fixed assets	I.P.C.	12,428,067	21,064,091
Goodwill (net)	I.P.C.	7,411,320	13,451,796
Other monetary assets	I.P.C.	275,002	1,203,748
Intangible assets	I.P.C.	771,188	1,314,873
Other non-monetary assets	I.P.C.	435,651	526,176
Other monetary assets	U.F.	122,518	203,189
Receivables related companies	I.P.C.	-	67
Other non-monetary assets	U.F.	77,960	94,898
Expense and cost accounts	I.P.C.	931,836	2,296,120
Total credits		22,549,533	40,204,926
Liabilities			
Shareholders' equity	I.P.C.	(9,639,207)	(17,604,097)
Minority interest	I.P.C.	(3,554,891)	(5,383,620)
Bonds payable	U.F.	(4,193,841)	(7,965,052)
Notes payable	U.F.	(294,666)	(677,432)
Borrowings from banks	U.F.	(2,037)	(17,455)
Monetary liabilities	U.F.	(277,489)	(458,391)
Monetary liabilities	I.P.C.	(322,577)	(611,678)
Non-monetary liabilities	I.P.C.	(111,771)	(169,778)
Non-monetary liabilities	U.F.	(100,623)	(166,889)
Revenue accounts	I.P.C.	(2,471,378)	(5,445,246)
Total charges		(20,968,480)	(38,499,638)
Gain from price-level restatement		1,581,053	1,705,288

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

22.- FOREIGN EXCHANGE DIFFERENCES

Exchange differences during the years ended December 31, 2006 and 2005 were as follows:

	Currency	2006 ThCh$	2005 ThCh$
Assets			
Cash and banks	Dollar	3,357	(5,189)
Cash and banks	Euros	-	237
Financial investments	Dollar	-	689
Other assets	Dollar	(67)	(3,031)
Other assets	Euros	346	(323)
Inventories	Dollar	27,737	20,980
Inventories	Euros	-	2,026
Marketable securities	Euros	43,146	204
Total credits		74,519	15,593
Liabilities			
Accounts payable	Dollar	(8,014)	2,009
Accounts payable	Euros	(6,146)	(3,036)
Other liabilities	Dollar	-	344
Other liabilities	Euros	(1,193)	3,218
Withholdings	Dollar	(6,675)	-
Withholdings	Euros	(297)	-
Accounts payable related companies	Dollar	8,569	-
Total charges (credits)		(13,756)	2,535
Gain from exchange differences		60,763	18,128

23.- BOND ISSUANCE AND PLACEMENT COSTS

During the months of September 2001, December 2002, May 2003, December 2005 and January 2006, the subsidiary Aguas Andinas S.A. issued and placed bonds on the domestic market. In accordance with Circular 1,370 of the Superintendency of Securities and Insurance, the issue and placement costs relating to credit-rating agencies, stamp tax and other general expenses were capitalized. These expenses are recorded in Other Assets and are broken down as follows:

Bonds	Period of amortization years	Gross capitalized expenses 2006 ThCh$	2005 ThCh$
Serie B	21	542,936	542,936
Serie C	8	1,284,758	1,284,758
Serie D	6	-	2,655,001
Serie E	6.5	124,968	120,128
Serie F	21	2,020,621	-
Total		3,973,283	4,602,823

The Series D bonds were exchanged in January 2006. The capitalized expenses were transferred to the Series F bonds pro rata to the percentage acceptance of the exchange; the non-accepted part was charged to income.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

24.- STATEMENT OF CASH FLOWS

In the Statement of cash flows, cash equivalents consist of financial investments, including time deposits and marketable securities with terms of less than 90 days from their investment dates. The detail of the balance of cash and cash equivalents is as follows:

	2006 ThCh$	2005 ThCh$
Cash and banks	131,710	424,869
Time deposits	-	409,249
Marketable securities	548,473	2,188,078
Other current assets (Note 7) (Instruments of Central Bank of Chile)	598,171	21,496,407
Balance of cash and cash equivalents	**1,278,354**	**24,518,603**

Financing cash flow

The financing cash flows generated in 2006 and 2005 under the heading of Other sources of finance, represent the collection of reimbursable financing contributions from customers, in accordance with current legislation (Decree Law N° 70 of 1988).
The item Other financing disbursements shows the payments and prepayments of promissory notes issued for reimbursable financing contributions, and the dividends paid by Aguas Andinas S.A. to its minority shareholders.

Investment cash flow

Investment activities committing future cash flows to construction works whose amounts at December 31, 2006 and 2005 were ThCh$ 8,048,981 and ThCh$14,828,373 respectively. In January, the proceeds of assets sales were received amounting to ThCh$1,574,286.
Other Investment disbursements represent purchases of water rights on the first section of the Mapocho and Maipo rivers by the sanitation subsidiaries.

25.- DERIVATIVE CONTRACTS

As of December 31, 2006, the Company has the following derivative contracts with financial institutions in order to hedge exchange risks, valued as described in Note 2 s):

Description of the contracts									Accounts affected			
						Entry or transaction hedged			Asset/Liability		Effect on Result	
Type of derivative	Type of contract	Value of contract	Maturity or expiry	Specific item	Position purchase/ sale	Name	Amount ThCh$	Value of item hedged ThCh$	Name	Amount ThCh$	Realized ThCh$	Unrealized ThCh$
FR	CCPE	413.812,00	First quarter 2007	Exchange Rate	P	Accounts payable to related company	412,495,00	413,234,00	Other current liabilities	2,200,00	1,623,00	-
FR	CCPE	275.707,00	First quarter 2007	Exchange Rate	P	Accounts payable to related company	283,538,00	283,626,00	Other current liabilities	1,488,00	9,407,00	-

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

26.- CONTINGENCIES AND RESTRICTIONS

a) Direct guarantees

The subsidiaries have given performance bonds and guarantee policies to third parties for ThCh$16,812,688 and ThCh$14,005,148 at December 31, 2006 and 2005 respectively, as shown in the table.

b) Lawsuits pending

The following are the subsidiaries' principal lawsuits pending:

- Court: 15th Civil Court of Santiago; Case file: 1337-1996
  Aguas Andinas S.A. was sued by a private individual for not having been able to exploit mining deposits on land that was expropriated by the Treasury for the construction of the El Yeso reservoir. At the time of the expropriation, Aguas Andinas S.A. was not the owner of the reservoir as this was transferred to it in 1990. The amount is not determined. The appeals court confirmed the judgment in the first instance which rejected the demand against Aguas Andinas S.A. and revoked the sentence against the Treasury, dismissing the demand against it. The plaintiff presented an appeal for reversal which remains pending.

- Court: 11th Civil Court of Santiago; Case file: 5716-1999
  Aguas Andinas S.A. was sued severally by a gas company for damages to a pipeline made by a construction company. Aguas Andinas S.A. alleges that it has no responsibility in this incident as it has no relationship whatsoever with the cause of the damage. The amount demanded is ThCh$85,816, plus indexation and interest. Sentence has been passed at the first instance rejecting the suit against Aguas Andinas S.A. accepting only a part of the suit against the construction company for a far lower figure. The gas company has appealed and asked that the suit be entirely accepted, also against Aguas Andinas S.A.

- Court: 29th Civil Court of Santiago; Case file: 1400-2001
  An individual sued Aguas Andinas S.A. alleging having suffered enormous damage on the sale of 8.1 hectares of land for the construction of part of the El Trebal Plant. Aguas Andinas S.A. claims to have paid a fair price. The amount sought is approximately ThCh$120,000. Sentence was given in the first instance rejecting the demand in all its parts. The plaintiff has appealed.

- Court: 14th Civil Court of Santiago; Case file: 169-2003
  A company sued Aguas Andinas S.A. seeking the absolute nullity of Sociedad Gestión y Servicios S.A. in which Aguas Andinas S.A. had a 1% shareholding at the time of the demand. Final sentence was given in the first instance denying the suit and condemning the plaintiff to pay the costs. The plaintiff has appealed.

- Court: 11th Civil Court of Santiago; Case file: 3541-2004
  Aguas Andinas S.A. was sued for the payment of an indemnity for extra-contractual liability for environmental damage in breach of Law 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odors from the Santiago Poniente Plant and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to the neighbors, in addition to enormous financial damage as a result of the drop in the value of their properties. Amount involved: U.F.506,594. Current status: First instance – discussion period. Exceptions were presented in order to correct irregularities in the suit and in the procedure that led to the damages under Law 19,300.
  There is a moderate possibility of success in this case as the suit lacks a solid foundation. In any case, the result will depend on the proof of damages submitted. The process has not yet commenced.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

- Court: 19th Civil Court of Santiago; Case file: 2632-2004
  A private individual is requesting the reversal of the sale of some water rights to Aguas Andinas S.A. through a third party, sustaining that this has violated his rights. He is demanding the restitution of the water rights that were acquired for U.F.5,525. State of the case: Sentence accepted the demand; an appeal will be made.

- 11th Civil Court of Santiago; Case N° 13,214 - 2004
  Aguas Andinas S.A. was sued for damages and extra-contractual liability for environmental damage, an offence under Law 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odors from the Santiago Poniente Plants and subsequently from the La Farfaña Plant, caused the prolonged suffering or moral damage to the neighbors, in addition to an enormous financial damage as a result of the drop in the value of their properties. Amount demanded: U.F.492,607 plus indexation and interest. Current status: First instance - discussion period. Exceptions were presented in order to correct irregularities in the suit. There is a moderate possibility of success; the result will depend on the proof of damages submitted. The process has not yet commenced.

- 18th Civil Court of Santiago; Case N° 322-2005
  Aguas Andinas S.A. was sued for technical faults and defects at the La Farfana Sewage Plant, causing bad odors that have affected the physical and psychological health of the neighbors. Amount demanded: ThCh$3,890,000 plus indexation and interest. It is believed that it is improbable that damage can be shown to have affected or put at risk the psychological or physical health of the plaintiffs from the bad odors. Even so, the success of the demand will depend on the evidence. The proceedings have not yet begun.

- 5th Civil Court of Santiago; Case: 10852-2005
  Aguas Andinas S.A was demanded for its civil liability for the accidental death of Mario Cañete Muñoz, a worker at the Kennedy-Estoril works. Amount demanded: ThCh$110,000 approximately, plus indexation, interest and costs. Present position: Evidence period. Expected result: the demand should be rejected with Aguas Andinas as the company was not responsible for the works.

- 19th Civil Court of Santiago - Case: 1105-2006
  Aguas Andinas S.A was sued for damages and extra-contractual liability for environmental damage under Law 19,300. The absence of a timely and suitable solution to the bad odors from the West Santiago plants and later the La Farfana plant are alleged to have caused prolonged suffering or moral damage to residents and an enormous patrimonial damage affecting the value of their properties. State of the case: first instance, discussion period. Exceptions have been presented to correct mistakes in the demand. Amount demanded: ThCh$940,000 plus indexation and interest. Expected result: success will depend on the evidence of damage; the process stage has not yet begun.

- 24th Civil Court of Santiago. Case: 6539-2006
  A company is suing CORFO for the restitution of reappraisal of land at a property in Avenida Andrés Bello, Las Condes, Santiago. This land was acquired by Corfo through a sale by Aguas Andinas S.A. in September 1999.Amount demanded: undetermined. State of the case: discussion period. Estimated result: the demand should be rejected.

- Case N° 4693-99, 11th Civil Court of Santiago. Demand for damages made by 79 residents of the district of Lo Barnechea concerning supply problems on October and November 1996. The demand is for ThCh$728,626. The appeals court accepted the Company's appeal, alleging the delaying exception of ineptitude of the opposing libel. The plaintiffs reformulated the demand. Discussion period ending. There are good probabilities that the Company will win the case.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

- Case N° 1158-2002, 8th Civil Court of Santiago. Demand for moral damages following dismissal for dishonesty of a former employee of the Company, which was declared as unjustified by the Supreme Court. Demand ThCh$140,000. State: sentence favorable to the Company. The plaintiff presented an appeal. It is probable that the court will confirm the judgment in the first instance.

- Arbitration. Arbitration proceedings concerning the agreement signed on November 10, 1980 before the notary Raúl Undurraga Laso. It is sought that the Company design and construct a device for supplying 30 liters per second at the foot of the La Dehesa dam. Amount: approximately UF30,000. State: sentence given favorable to the Company.
  Arbitration. Arbitration proceedings concerning the agreement signed on November 10, 1980 before the notary Raúl Undurraga Laso. Such ineffectiveness occurred through force of law following the coming into force of the laws and regulations covering the sanitation business. The obligations arising under the agreement and their amendments are non-existent. Amount: 583,983.89 Unidades de Fomento. State: diccussion period finished. The result should be favorable to the Company.

- Case N° 1189-2004, 19th Civil Court of Santiago
  Claim against fine for non-compliance with the written orders and instruction of the SISS by not sending on time information for the "sewage treatment coverage" and "water production" process.
  Resolution 426 of February 9, 2004 for 10 UTA. State: Sentence unfavorable; appeal made; it is probable the fine will be reduced.

- Case N° 2829-2003, 7th Civil Court of Santiago. Claim against Resolution 1194 of May 19, 2003 that applied a fine of 26 UTM concerning discharges from the Los Trapenses sewage treatment plant on July 16, 2002 that exceeded the legally permitted limit.
  State: Appeal allowed against the sentence rejecting the demand. Result: little possibility of appeal being accepted. The fine applied will remain.

- Case N° 1134-2004, 7th Civil Court of Santiago. Claim against fine of 15 UTA for non-compliance with written orders and instruction of the Superintendency of Sanitation Services (SISS), by not sending on time information for the "sewage treatment coverage" and "drinking water production" process. State: Sentence unfavorable. Appealed. Result: it is probable the sentence will be confirmed.

- Case N° 15.178-2006, 27th Civil Court of Santiago. Claim against Resolution 554 which applied a fine of 30 UTA for non-compliance with written instructions of the SISS with respect to providing information on costs and expenses for the year 2004. State: claim presented. Result: it is probable that a reduced fine will be rejected.

- The Company is party to other more minor lawsuits brought by and against it.
  The management, together with their legal advisers, consider that the above lawsuits will have no material effect on the financial statements. Nevertheless, provisions have been made, as shown in Note 16.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

c) Bond issue covenants

The Company has the following restrictions and obligations arising from the issuance of bonds on the domestic market:

1. Send to the bond-holders' representative a copy of the quarterly and annually audited unconsolidated and consolidated financial statements and of the subsidiaries registered with the Superintendency of Securities and Insurance, within the same time limits set by the Superintendency of Securities and Insurance, together with all the public information reported to that Superintendency.
2. Record in its books any provisions for adverse contingencies that may arise and which, in management's opinion, should be reflected in its own and/or its subsidiaries' financial statements.
3. Maintain insurance coverage that reasonably protects its assets including its main offices, buildings, plants, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.
4. The Company promises to ensure that its transactions with its subsidiaries and other related parties are carried out in equitable conditions similar to those normally prevailing in the market.
5. Maintain a debt ratio no greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio of liabilities to shareholders' equity.
6. The Company may not sell, assign or transfer essential assets (public-utility concessions granted by the S.I.S.S for Greater Santiago), except for contributions or transfers of essential assets to subsidiary companies.

d) Bank loan covenants

Aguas Andinas S.A. has the following obligations and restrictions contained in loan agreements with several local banks:

1. A debt ratio not greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio of liabilities to shareholders' equity.
2. Prohibition on the disposal or loss of title over essential assets except for contributions or transfers of essential assets to subsidiaries.
3. Send to the different banks with which the Company has credit facilities, a copy of its quarterly and audited annual unconsolidated and consolidated financial statements within a maximum of five days from the time they are sent to the Superintendency of Securities and Insurance.
4. Record in its books any provisions for adverse contingencies that may arise and which, in the management's opinion, should be reflected in the financial statements of the Company.
5. Maintain insurance cover that reasonably protects its assets including its main offices, buildings, plants, inventories, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.
6. Send a certificate issued by the general manager of the Company confirming compliance with the obligations assumed in the loan agreement.
7. Prohibition on the payment of dividends if there is a case of past due payments or delays in the payment of some loan instalment, except for the obligatory minimum dividend.
8. Maintain a financial expense coverage ratio of at least 3:1 calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio between operating income plus depreciation and amortization of intangible assets for the year, divided by financial expenses.
9. Prohibition on the liquidation or dissolution of the Company, its operations or the business in which it engages, or to participate in any action or contract with the purpose of creating a merger or a consolidation, except in the case of a merger with its current subsidiaries.
10. The Company promises to ensure that its transactions with its subsidiaries and other related parties are carried out in equitable conditions similar to those normally prevailing in the market.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Creditors of guarantee	Debtor		Type of Guarantee	Assets affected		Balances outstanding on date of close of financial statements	
	Name	Relationship		Type	Book value ThCh$	2006 ThCh$	2005 ThCh$
Superintendencia de Servicios Sanitarios	Aguas Andinas S.A.	Subsidiary	Guarantee policy	-	-	7,047,669	8,013,510
Superintendencia de Servicios Sanitarios	Aguas Andinas S.A.	Subsidiary	Performance bond	-	-	4,136,730	-
Empresa de Ferrocarriles	Aguas Andinas S.A.	Subsidiary	Performance bond	-	-	2,420	2,423
Enersis S.A.	Aguas Andinas S.A.	Subsidiary	Performance bond	-	-	-	9,176
Chilectra	Aguas Andinas S.A.	Subsidiary	Performance bond	-	-	9,168	-
Municipalidad de Providencia	Aguas Andinas S.A.	Subsidiary	Performance bond	-	-	20,648	20,684
Municipalidad de Las Condes	Aguas Andinas S.A	Subsidiary	Performance bond	-	-	1,000	1,021
Municipalidad de Santiago	Aguas Andinas S.A.	Subsidiary	Performance bond	-	-	17,057	17,060
Municipalidad de Maipú	Aguas Andinas S.A.	Subsidiary	Performance bond	-	-	-	957
Municipalidad de San Bernardo	Aguas Andinas S.A.	Subsidiary	Performance bond	-	-	5,501	-
Municipalidad de Renca	Aguas Andinas S.A.	Subsidiary	Performance bond	-	-	6,500	-
Municipalidad de La Granja	Aguas Andinas S.A.	Subsidiary	Performance bond	-	-	1,100	-
Serviu Metropolitano	Aguas Andinas S.A.	Subsidiary	Performance bond	-	-	1,251,994	1,839,132
Dirección Regional de Vialidad	Aguas Andinas S.A.	Subsidiary	Performance bond	-	-	-	2,265
Constructora Norte Sur S.A.	Aguas Andinas S.A.	Subsidiary	Performance bond	-	-	-	450,787
Dirección Obras Hidráulicas	Aguas Andinas S.A.	Subsidiary	Performance bond	-	-	11,335	6,920
Dirección Nacional de Obras	Aguas Andinas S.A.	Subsidiary	Performance bond	-	-	-	8,480
Municipalidad de Vitacura	Aguas Cordillera S.A.	Subsidiary	Performance bond	-	-	36,673	36,179
Municipalidad de Lo Barnechea	Aguas Cordillera S.A.	Subsidiary	Performance bond	-	-	9,168	6,564
Chilectra	Aguas Cordillera S.A.	Subsidiary	Performance bond	-	-	1,100	1,085
Superintendencia de Servicios Sanitarios	Aguas Cordillera S.A.	Subsidiary	Performance bond	-	-	1,510,883	1,691,151
Superintendencia de Servicios Sanitarios	Aguas Cordillera S.A.	Subsidiary	Guarantee policy	-	-	630,493	657,175
Ministerio de Obras Públicas	Aguas Cordillera S.A.	Subsidiary	Performance bond	-	-	272,882	-
Superintendencia de Servicios Sanitarios	Aguas Los Dominicos S.A.	Subsidiary	Performance bond	-	-	109,560	258,820
Conama	Anam S.A.	Subsidiary	Performance bond	-	-	-	54,739
Municipalidad de Las Condes	Aguas Cordillera S.A.	Subsidiary	Performance bond	-	-	2,500	1,532
Superintendencia de Servicios Sanitarios	Aguas Manquehue S.A.	Subsidiary	Performance bond	-	-	544,645	379,911
Superintendencia de Servicios Sanitarios	Aguas Manquehue S.A.	Subsidiary	Guarantee policy	-	-	440,623	485,050
Serviu Metropolitano	Aguas Manquehue S.A.	Subsidiary	Performance bond	-	-	301,702	-
Municipalidad de Lo Barnechea	Aguas Manquehue S.A.	Subsidiary	Performance bond	-	-	1,149	-
Municipalidad de Lo Barnechea	Aguas Manquehue S.A.	Subsidiary	Guarantee policy	-	-	412,683	-
Serviu Metropolitano	Aguas Cordillera S.A.	Subsidiary	Performance bond	-	-	27,505	60,527

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

27.- GUARANTEES RECEIVED FROM THIRD PARTIES

As of December 31, 2006 and 2005, the subsidiaries have received documents in guarantee for ThCh$20,465,463 and ThCh$17,411,079 respectively, arising principally from works contracts with construction companies to guarantee full performance of their contracts. There are also other guarantees covering service and materials supply contracts to ensure their prompt provision or delivery.
The following is a detail of the principal bank guarantees received as of December 31, 2006:

Aguas Andinas S.A.	Amount ThCh$	Due date
Contractor		
Constructora Aconcagua S.A.	99,016	31-01-07
Necso Entrecanales C. Chile S.A.	109,156	31-01-07
Necso Entrecanales C. Chile S.A.	109,156	31-01-07
Necso Entrecanales C. Chile S.A.	109,156	31-01-07
Sacyr Chile S.A.	109,156	31-01-07
Sacyr Chile S.A.	109,156	31-01-07
Sacyr Chile S.A.	109,156	31-01-07
Constructora Belfi-BCF Ltda.	110,018	28-02-07
Constructora Acsa Ltda.	120,604	25-09-07
Captagua Ingeniería S.A.	147,941	16-03-08
Ingeniería y Construcción M.S.T. S.A.	148,739	09-11-09
Ingeniería y Construcción M.S.T. S.A.	148,739	31-01-08
Inmobiliaria Conpaces S.A.	157,574	12-10-08
GTECH Corporation Chile	179,513	24-10-07
Compañía Americana de Multiservicios S.A.	183,364	03-05-07
Chilectra S.A.	183,364	01-08-07
Jara Gumucio	207,000	02-01-07
Constructora Vespucio Norte S.A.	220,037	05-09-07
Constructora Norte Sur S.A.	220,568	28-02-07
ITT Sanitaire	224,542	30-10-07
Sociedad General de Montajes	227,332	31-01-08
Claro, Vicuña Valenzuela S.A.	233,424	15-02-07
KDM S.A.	275,046	10-01-08
Degremont S.A.-Banque Francaise Du Cemme	280,547	25-04-09
Compañía de Petróleos de Chile	308,323	22-03-07
Ingeniería y Construcción M.S.T. S.A.	347,058	09-11-09
Ingeniería y Construcción M.S.T. S.A.	347,058	31-01-08
Cadagua S.A	1,181,468	11-02-07
Degrémont S.A.- Banque Francaise du Cemme	2,237,758	30-08-07
Degrémont S.A.- Banque Francaise du Cemme	2,237,758	15-11-07
Total	**10,681,727**	

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Aguas Cordillera S.A.	Amount ThCh$	Due date
Contractor		
Socovesa Ingeniería y Construcción S.A.	350,359	02-04-08
Icafal Ingeniería y Construcción S.A.	256,400	30-09-07
Captagua Ingeniería. S.A.	133,232	20-05-08
Constructora Trébol Ltda.	71,677	28-02-07
Ingeniería y Construcción MST S.A.	58,333	30-04-07
Constructora Cosal S.A.	56,204	01-02-07
Captagua Ingeniería. S.A.	55,826	17-12-07
ICM S.A.	53,143	24-07-08
Inmobiliaría Manquehue Oriente S.A.	52,369	03-04-07
Degrémont Ltda.	48,351	09-01-07
Marcelino Carrasco Bahamondes y Compañía.	45,841	03-05-07
Inlac S.A.	40,621	30-06-08
Sociedad General de Montajes S.A.	40,082	20-11-07
Captagua Ingeniería. S.A.	38,547	20-08-07
Sociedad Constructora Rupanco S.A.	33,770	31-07-07
Inmobiliaria y Constructora Nueva Pacífico Sur Ltda.	32,716	17-08-07
Captagua Ingeniería. S.A.	31,770	26-03-07
Dalco Ingeniería S.A.	29,707	11-09-07
Jara Gumucio S.A.	22,214	30-05-07
Constructora y Comercial El Alba S.A.	21,454	30-01-07
Total	**1,472,616**	

Aguas Los Dominicos S.A.	Amount ThCh$	Maturity date
Contractor		
Empresa Constructora Vicam Ltda.	381	30-10-2007
Inmobiliaria Los Quiyalles de Apoquindo S.A.	11,002	14-09-2007
Captagua Ingeniería S. A.	2,946	20-08-2007
Servicios y Asesorías Profesionales S.A.	3,000	30-06-2008
ICM S.A.	2,599	08-06-2008
Constructora Olbertz Ltda.	3,000	31-01-2007
Total	**22,928**	

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Aguas Manquehue S.A.	Amount ThCh$	Due date
Contractor		
Inmobiliaria San José de La Dehesa S.A.	162,665	14.01.2007
Sociedad Constructora Rupanco	142,212	31.07.2008
Ecopreneur Chile S.A.	65,416	10.02.2007
Ecopreneur Chile S.A.	65,416	17.04.2008
Ingeniería y Construcción Eugenio Díaz	59,681	07.09.2008
Arauco S.A.	33,238	10.10.2007
Ingeniería y Construcción Eugenio Díaz	27,552	25.03.2007
Constructora Olbertz Ltda.	24,524	10.07.2007
Dalco Ingeniería Ltda.	21,150	02.01.2007
Total	601,854	

Ecoriles S.A.
As of December 31, 2006, the company has received no third-party performance bonds.

Anam S.A.
As of December 31, 2006, the company has received no third-party performance bonds.

Gestión y Servicios S.A.
As of December 31, 2006, the company has received no third-party performance bonds.

Inversiones Aguas Metropolitanas S.A.
As of December 31, 2006, the company has received no third-party performance bonds.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

28- LOCAL AND FOREIGN CURRENCIES

The Company shows the following assets and liabilities in local and foreign currency as of December 31, 2006 and 2005:

Assets

	Currency	Amount 2006 ThCh$	Amount 2005 ThCh$
Current assets			
Cash and banks	Non-Indexed Ch$	122,959	416,294
Cash and banks	Dollar	8,751	8,575
Time deposits	Non-Indexed Ch$	-	409,249
Marketable securities	Non-Indexed Ch$	490,412	1,793,166
Marketable securities	Euro	58,061	394,912
Trade accounts receivable	Non-Indexed Ch$	42,903,319	37,288,201
Notes receivable	Non-Indexed Ch$	2,148,312	952,410
Notes receivable	Indexed Ch$	1,424,239	669,931
Sundry debtors	Non-Indexed Ch$	131,191	6,404,368
Sundry debtors	Indexed Ch$	60,446	75,576
Sundry debtors	Dollar	-	1,199
Sundry debtors	Euro	-	1,318
Notes receivable related companies	Non-Indexed Ch$	40,642	22,388
Inventories	Indexed Ch$	1,664,009	952,257
Recoverable taxes	Non-Indexed Ch$	30,770	-
Recoverable taxes	Indexed Ch$	297,786	465,467
Prepaid expenses	Non-Indexed Ch$	19	5,766
Prepaid expenses	Indexed Ch$	276,025	474,243
Deferred taxes	Indexed Ch$	1,059,604	801,653
Other current assets	Non-Indexed Ch$	601,659	21,524,601
Other current assets	Indexed Ch$	1,329,593	1,117,852
Fixed assets			
Fixed assets (net)	Indexed Ch$	604,121,837	603,850,403
Other assets			
Goodwill	Indexed Ch$	329,339,208	361,110,196
Negative goodwill	Indexed Ch$	(1,033)	(1,102)
Long-term debtors	Non-Indexed Ch$	1,139,164	1,062,888
Long-term debtors	Indexed Ch$	7,501,076	7,498,576
Intangible assets (net)	Indexed Ch$	36,146,875	36,869,517
Others	Non-Indexed Ch$	2,108,659	701,724
Others	Indexed Ch$	12,384,646	9,159,757
Total assets	Non-Indexed Ch$	49,717,106	70,581,055
	Dollar	8,751	9,774
	Euro	58,061	396,230
	Indexed Ch$	995,604,311	1,023,044,326

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Current liabilities

		Up to 90 days				90 days to 1 year			
		2006		2005		2006		2005	
	Currency	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %
Bonds payable - current portion	Indexed Ch$	1,262,274	4.25	95,480,899	4.39	12,224,256	4.25	12,234,857	4.25
Bank borrowings - short term	Non-Indexed Ch$	18,031,799	5.70	10,276,096	5.64	-	-	-	-
Accounts payable	Non-Indexed Ch$	14,838,105	-	18,166,050	-	-	-	-	-
Accounts payable	Indexed Ch$	46,798	-	21,694	-	-	-	-	-
Accounts payable	Euro	3,347	-	7,586	-	-	-	-	-
Accounts payable	Dollar	98,654	-	134,544	-	-	-	-	-
Sundry creditors	Non-Indexed Ch$	51,037	-	66,967	-	-	-	58,905	-
Sundry creditors	Indexed Ch$	1,077,684	4.34	1,004,900	4.34	113,371	4.34	241,680	4.34
Accruals	Non-Indexed Ch$	11,973,487	-	11,785,021	-	5,933,702	-	4,124,911	-
Withholdings	Non-Indexed Ch$	7,475,625	-	6,832,533	-	-	-	-	-
Income tax	Non-Indexed Ch$	76,918	-	1,484,523	-	136,103	-	414,329	-
Notes payable related companies	Non-Indexed Ch$	730,010	-	1,130,599	-	-	-	1,314,696	-
Unearned income	Indexed Ch$	762,951	-	827,475	-	1,044,117	-	243,983	-
Unearned income	Non-Indexed Ch$	227,531	-	418,804	-	-	-	-	-
Accruals	Indexed Ch$	84,141	-	69,128	-	-	-	3,856	-
Notes payable	Non-Indexed Ch$	85,779		12,927	-	37,912	-	59,466	-
Bank borrowings - current portion long term	Indexed Ch$		-	-	-	-		211,781	7.03
Bank borrowings - current portion long term	Non-Indexed Ch$	270,603	6.69	-		14,046,667	6.69	6,397,820	7.29
Notes payable	Indexed Ch$	50,904	6.17	873,676	8.00	263,543	6.64	313,572	5.09
Bank borrowings - short term	Indexed Ch$	-	-	10,395,306	0.95	-	-	-	-
Notes payable related companies	Euro	928,999	-	1,524,882	-	-	-	-	-
Other current liabilities	Non-Indexed Ch$	3,688	-	11,878	-	-	-	-	-
Total current liabilities	Indexed Ch$	3,284,752		108,673,078		13,645,287		13,249,729	
	Non-Indexed Ch$	53,764,582		50,185,358		20,154,384		12,370,127	
	Euro	932,346		1,532,468		-		-	
	Dollar	98,654		134,544		-		-	

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Long-term liabilities current year 2006

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years	
		Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %
Bank borrowings	Non-Indexed Ch$	28,093,333	6.69	20,026,667	6.70	1,900,000	6.80	-	-
Bonds payable	Indexed Ch$	34,809,034	4.27	23,720,424	4.34	61,551,348	5.39	71,534,355	4.76
Notes payable	Indexed Ch$	576,665	7.50	255,566	7.10	18,571,166	5.56	12,272,039	3.69
Sundry creditors	Indexed Ch$	303,204	-	754,542	-	-	-	-	-
Accruals	Indexed Ch$	395,770	-	395,770	-	357,273	-	7,782,568	-
Defrred taxes	Indexed Ch$	529,184	-	529,184	-	1,305,884	-	1,313,580	-
Other liabilities	Indexed Ch$	376,305	-	97,569	-	62,344	-	-	
Other liabilities	Non-Indexed Ch$	26,942	-	-	-	-	-	-	-
Other liabilities	Indexed Ch$	60,322	8.98	117,293	8.73	-	-	-	-
Sundry creditors	Non-Indexed Ch$	3,000	-	-	-	-	-	-	-
Total long-term liabilities	Non-Indexed Ch$	28,123,275		20,026,667		1,900,000			
	Indexed Ch$	37,050,484		25,870,346		81,848,015		92,902,542	

Long-term liabilities previous year 2005

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years	
		Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %
Bonds payable	Indexed Ch$	24,682,836	4.27	25,748,427	4.35	38,450,939	4.48	23,372,577	6.25
Notes payable	Indexed Ch$	483,453	6.92	431,921	6.92	12,299,559	5.79	12,781,008	3.91
Sundry creditors	Indexed Ch$	594,770	4.34	507,390	-	528,545	-	-	
Accruals	Indexed Ch$	247,107	-	247,107	-	617,763	-	6,926,040	-
Deferred taxes	Indexed Ch$	445,801	-	433,127	-	1,082,818	-	908,870	-
Other liabilities	Indexed Ch$	439,328	8.28	114,981	8.60	255,152	9.09	-	-
Bank borrowings	Non-Indexed Ch$	28,683,295	7.29	32,848,972	7.29	1,939,900	7.40	-	-
Total long-term liabilities	Indexed Ch$	26,893,295		27,482,953		53,234,776		43,988,495	
	Non-Indexed Ch$	28,683,295		32,848,972		1,939,900			

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (in thousands Chilean pesos, ThCh$)

29.- SANCTIONS

a) Superintendency of Securities and Insurance (SVS)

Aguas Cordillera S.A.
On December 12, 2006, the SVS applied a censure sanction, by its Resolution 574, for breach of clauses 30 e), 40 and 27 of Law 3,538 and Section III of Circular 1,481, relating to the sending of a list of the principal shareholders in October 2006.

Aguas Los Dominicos S.A.
On December 12, 2006, the SVS applied a censure sanction, by its Resolution 570, for breach of clauses 30 e), 40 and 27 of Law 3,538 and Section III of Circular 1,481, relating to the sending of a list of the principal shareholders in October 2006.

Aguas Manquehue S.A.
On December 12, 2006, the SVS applied a censure sanction, by its Resolution 569, for breach of clauses 30 e), 40 and 27 of Law 3,538 and Section III of Circular 1,481, relating to the sending of a list of the principal shareholders in October 2006.

b) Other administrative authorities

Aguas Andinas S.A.

Year 2006

i) The Superintendency of Sanitation Services (SISS) applied the following fines:
By Resolution SISS 553 of February 8, 2006, a fine of 50 UTA was applied for non-compliance with written instructions of the SISS on various occasions, in not providing information on expenses and costs for the year 2004. Claim against the fine presented to the 26th Civil Court of Santiago (Case 15200-2006), intending to obtain a reduction in the fine: currently at the evidence stage.
By Resolution SISS 1389 of April 21, 2006, a fine of 5 UTA was applied for sending the PRO017 4 (PROCOF) process with mistakes and validations. The fine was paid in May 2006.
By Resolution SISS Nº 1454 of April 28, 2006, a fine of 20 UTA was made for sewage quality defects in the Quilicura district. Proceedings were brought appealing against the fine, before the 29th Civil Court of Santiago (Case 6509-2006). It is intended to obtain a reduction in the fine; currently in the evidence stage.

ii) The Regional Secretary of the Ministry of Health, Metropolitan Region, applied a fine of 100 UTM for non-compliance with clauses 3, 33 and 66 of the regulations governing basic sanitation and environmental conditions in work places and non-compliance with clauses 9 and 161 to 174 of the Sanitation Code. The fine was paid in June 2006

iii) The National Economic Inspector proposed to the Free Competition Defense Tribunal the application of a fine on Aguas Andinas S.A. for 50,000 U.T.M. because of the following conducts: 1) abusive demands and charges for new services in urbana reas outside the concession area, 2) abusive demands and charges for services in rural zone outside the concession area, and 3) abusive application of Reimbursable Financial Contributions (AFR) (the requirement proposes eliminating the AFR). State of the case: discussion period.

iv) The National Labor authority applied a fine of 60 U.T.M. "for not effectively protecting the health of workers". The facts relate to the death of four workers of a contractor firm working on the Dagoberto Godoy sewage drain. There are possibilities of the fine being annulled: currently in the evidence stage. One third of the fine was paid. Ordinary labor lawsuit brought before the 8th Labor Court of Santiago (Case 2449-2006). State: in the evidence stage.

Year 2005

i) The Superintendency of Sanitation Services (SISS) applied the following fines:
By Resolution SISS 2807-2005, it applied a fine of 25 UTA, paid on December 30, 2005, for the non-compliance with number 6 of Chapter VII of the Invoicing Manual.
By Resolution SISS 710-2005, it applied a fine for non-compliance with written instructions given by the Superintendency in its Official Letter Nº 1908 and in Chapter XI of the Invoicing Manual. Amount payable 40 "UTA" ("Annual Tax Units" - an official monetary unit). Fine reclassification proceedings brought before the 29th civil court of Santiago, Case 4779-2005. State of the case: unfavorable judgment, appealed, intending to obtain a reduction in the fine.

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

ii) The COREMA RM (regional environmental authority) applied a fine of 300 UTM (monthly tax units) by its Resolution 069/2005 of February 17, 2005, as a result of bad odors emanating from the La Farfana treatment pant. 10% of the fine was paid to initiate an appeal in the courts. The summary judgment of the fine appeal was made before the 27th Civil Court of Santiago, case N° 6857-2005, which is at the evidence stage.

Year 2004

i) The Superintendency of Sanitation Services (SISS) applied the following fines:

By Resolution 415 dated February 9, 2004, the SISS fined the Company for not complying with written orders and instructions to remit, within the established term, information for the "Cover of the treatment of sewage" and "Production of drinking water" processes. A summary complaint judgment took place in the 29th Civil Court of Santiago (case file N° 1189-2004). State of the case: demand rejected in the first instance. Appeal made. The amount of the sanction is 30 Annual Taxation Units (UTA).

The Company was sanctioned when the SISS detected a failure to comply with the parameters established on fecal coliforms during a self-evaluation carried out during the second quarter of the year 2003 at the Paine sewage treatment plant. A summary complaint judgment took place in the 29th Civil Court of Santiago (case file: 1434-2004). In the second instance stage, the appeal against the rejection of the demand is pending. The amount of the sanction is 26 Annual Taxation Units (UTA).

By SISS Resolution 2858, the Company was fined for not complying with written instructions issued by the SISS under Official Memorandum 2774 and included in the development plan for Curacaví. A summary complaint judgment took place in the 29th Civil Court of Santiago. The sentence accepted the demand and annulled the fine, proceedings ended in 2006.

ii) SESMA applied the following fines:

By its Resolution 5180 of December 15, 2003, a fine of 1,000 UTM (Monthly Taxation Units) was applied due to bad odors emanating from the La Farfana plant. The fine was paid in order to be able to bring a claim before the courts. This was presented to the 17th Civil Court of Santiago (Case N° 2999-2004). State of the case: awaiting start of evidence stage.

By its Resolution 4838 of October 19, 2004, confirmed by Resolution 782 of February 2, 2005, SESMA, the national environmental authority, fined the Company with 2,000 Monthly Taxation Units (UTM) for breach of Law 144/61 issued by the Ministry of Health, which sets standards for avoiding atmospheric emanations or contaminants of any kind. The fine was paid in order to bring a claim before the court. This was presented to the 25th Civil Court of Santiago (Case N° 4566-2005). State of the case: evidence stage pending.

iii) The COREMA RM (regional environmental authority) fined the Company on May 28, 2004 (Resolution 177) with 1,000 Monthly Taxation Units (UTM) for bad odors emanating from the La Farfana Plant. 5% of the fine was duly paid in order to commence an appeal through the law courts (28th Civil Court of Santiago - Case N° 6593-2004). State of the case: in the evidence stage.

Aguas Cordillera S.A.

By Resolution 425 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of water" processes.

This fine is being appealed by the Company in the 4th Civil Court of Santiago (Case File N° 1195-2004). Current status: Unfavorable sentence; appealed against.

The Superintendency of Sanitation Services fined the Company under its Resolution 2734 for not complying with its written instructions contained in Official Memorandum 2774 and in the development plan. This fine is being appealed by the Company in the 29th Civil Court of Santiago (Case File N° 11,129). Current status: Unfavorable sentence; appealed against.

Aguas Los Dominicos S.A.

By Resolution 426 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of water" processes.

This fine is being appealed by the Company in the 19th Civil Court of Santiago (Case File N° 1189-2004). Current status: Unfavorable sentence; appealed against.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Aguas Manquehue S.A.

On May 19, 2003, the Superintendency of Sanitation Services fined the Company under its Resolution 1194 for failure to comply with the NCH 1333 Of 78 standard. The Company paid the fine and this case is under appeal in the 7th Civil Court of Santiago (Case file N° 2829-2003). The appeal was granted against the sentence that rejected the demand.

By Resolution 424 dated February 9, 2004 the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of water" processes.

This fine is being appealed against by the Company in the 7th Civil Court of Santiago (Case File N° 1134-2004). Current status: Unfavorable sentence; appealed against.

Case N° 15.178-2006, 27th Civil Court of Santiago. Claim against Resolution 554 that applied a fine of 30 UTA for non-compliance with written instruction of the SISS to provide information on expenses and costs for 2004. State: Demand presented. Result: it is probable that a reduction in the fine will be rejected.

During the years covered by these financial statements, no other sanctions have been applied to the companies, their directors or executives.

30.- SUBSEQUENT EVENTS

At a board meeting held on February 28, 2007, the following was unanimously agreed:

1) To call the ordinary shareholders meeting for April 24, 2007, at 11:00 hours, at Avenida Presidente Balmaceda 1398, 10th floor, Santiago, to know and pronounce on the matters reserved for an ordinary shareholders meeting.

2) To submit for the approval of the ordinary shareholders meeting referred to above, the board's proposal to distribute a final dividend amounting to ThCh$8,845,300, equivalent to Ch$8.8453 per share, payable on May 23, 2007.

3) To call an extraordinary shareholders meeting for April 24, 2007, to be held immediately following the end of the ordinary meeting referred to in 1) above, at Avenida Presidente Balmaceda 1398, 10th floor, Santiago, to submit for the consideration of the meeting the board's proposal to reduce the Company's capital by ThCh$19,512,800 and to distribute this sum to shareholders pro rata to their shares as a charge to the proposed capital reduction, corresponding to Ch$19.5128 per share. It was also agreed to propose that the board be authorized to set the date for such payment.

At the date of issue of these consolidated financial statements, the management of the Company and its subsidiaries is unaware of other subsequent events that might significantly affect the financial position and/or results of the Company and its subsidiaries as of December 31, 2006.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

31.- THE ENVIRONMENT

The Parent has made no disbursements on environmental projects during the years 2006 and 2005.

The principal disbursements in projects for improving the environment made by the subsidiaries during 2006 y 2005 refer to the construction of sewage treatment plants, as follows:

Project name	2006 ThCh$	2005 ThCh$
Talagante treatment plant	2,637,509	5,471,269
La Farfana treatment plant	1,434,754	5,984,064
Melipilla treatment plant	1,121,195	219,849
Sludge management platform	1,168,746	-
Curacaví treatment plant	772,461	962,550
El Chamisero treatment plant	341,236	-
Biological drying machine	175,205	-
El Trebal treatment plant	136,053	39,419
Sludge elevation chamber	97,305	-
Great Santiago treatment plant	62,005	-
Mapocho Limpio environmental impact study	54,863	-
Slugde management treatment plant	36,200	3,583
Mobil centrifuge	34,216	-
Repairment of mix sludge chambers	31,258	6,838
Valdivia de Paine treatment plant	27,723	45
Los Nogales treatment plant	22,624	-
Renewal and improvement of facilities	22,071	-
Los Trapenses treatment plant	15,871	-
Cexas-Melipilla treatment plant	9,399	-
Isla de Maipo treatment plant	8,399	-
Pomaire treatment plant	5,542	-
Til-Til treatment plant	5,246	-
Telemetry of Cexas and Esmeralda treatment plants	4,736	41,412
Total	8,201,993	12,751,653

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

32.- LONG-TERM NOTES PAYABLE

Clause 14 of Decree Law 70 published in the Official Gazette on March 30, 1988 and clause 42 of Supreme Decree 453 set the regulations for demanding reimbursable financing contributions for capacity and or extensions of the corresponding service to those requesting to be added as customers or require an expansion of the service.

The debt for reimbursable contributions is shown in Long-term notes payable, for ThCh$31,675,436 and ThCh$25,995,941 as of December 2006 and 2005 respectively.

33.- TRANSFER OF OWNERSHIP OF SANITATION WORKS

Under an agreement signed on June 30, 1998 between the metropolitan regional government and Aguas Andinas S.A., ownership of the sanitation works constructed or acquired with resources of the National Regional Development Fund was transferred to the company. The assets transferred under this agreement, which constitute contributions from third parties, are governed by Decree Law 70 issued by the Ministry of Public Works in 1988 and the provisions of clause 36 of the respective Ministry of Economy Law 453 of 1989.

At December 31, 1998, these assets were incorporated into the Company's fixed assets at a nominal value of Ch$1 for each one, as there is a prohibition on considering these assets transferred by the regional government as an investment for purposes of tariff setting, so the Company cannot earn a return on them and they do not represent any additional operating profit-generating operations for the Company in addition to those already obtained since they started operations.

Furthermore, the income-cost benefit is not altered with respect to previous years as the subsidiary made no disbursements. The maximum tariff contemplated for this type of contribution is intended only to cover the operating and maintenance costs required. According to the instructions of the Superintendency of Securities and Insurance, in its Resolution 01489 of March 22, 2000, the estimated technical value of these works was determined for information purposes. This now amounts to ThCh$1,635,088 and its depreciation, determined on the basis of its time in use, amounts to ThCh$604,105.

The principal criteria used in the valuation of these works include earth movement, supply pipes, drinking water and sewage chambers and labor costs, all as of December 2006. The average useful life of these assets is 406 months and their remaining average useful life as of December 2006 is 279 months.

Material Information

INVERSIONES AGUAS METROPOLITANAS S.A.

1. On March 1, 2006 the SVS was informed that:
At a board meeting of the Company held on February 28, 2006, the following was unanimously agreed:

a) To cancel the calling of an extraordinary shareholders' meeting, as agreed at the board meeting held on December 14, 2005 and to have been held on March 8, 2006, in order to renew the provisional board of the Company. The resolution to call the meeting was reported to the Superintendency on December 14, 2005 and the corresponding notifications were published in the Diario Financiero on February 7, 20 and 21, 2006.
b) To call the ordinary shareholders' meeting for April 27, 2006, at 11 a.m. at Avda. Presidente Balmaceda 1398, 10th floor, Santiago. The agenda for that meeting will be the following:
  i. Examination of the position of the Company and of the reports of the external auditors and the approval or otherwise of the annual report, balance sheet, and the financial statements presented by the management;
  ii. The distribution of the net income for the year and distribution of dividends;
  iii. The revocation of the provisional board of directors and the election of all its directors and alternate directors;
  iv The appointment of the external auditors and credit-rating agencies, and
  v. In general, any matter of corporate interest that is not reserved for an extraordinary shareholders' meeting.
c) To call an extraordinary shareholders' meeting for April 27, 2006, to be held immediately following the end of the ordinary meeting referred to above, at Avda. Presidente Balmaceda 1398, 10th floor, Santiago, in order to submit for its approval the board's proposal to reduce the capital of the Company, in the amount, timing and form that the meeting shall decide.

2. On March 23, 2006 the SVS was informed that:
The Company's board meeting held on March 22 unanimously agreed the following:

a) Submit for the approval of the ordinary shareholders meeting to be held on April 27, 2006, among other matters, the board's proposal to distribute a final dividend of ThCh$5,974,400, equivalent to Ch$5.9744 per share, payable on May 29, 2006.
b) Submit for the approval of the extraordinary shareholders meeting to be held on April 27, 2006, the board's proposal to reduce the Company's capital by ThCh$21,959,900 and to distribute this sum against the propose capital reduction to shareholders pro rata to their shares, corresponding to Ch$21.9599 per share. It was also agreed to propose that the board be authorized to set the date for the payment, which could not be later than June 30, 2006.

3. On April 5, 2006, the SVS was informed that:
The board of the Company, at its extraordinary meeting held on April 4 in Barcelona, Spain, agreed the following:

  i. To authorize the sale of 67,308,616 Series A shares of Aguas Andinas S.A., equivalent to 1.1% of the total share capital of that company, at a minimum price of Ch$182 per share. Following this transaction, the shareholding of Inversiones Aguas Metropolitanas S.A. in Aguas Andinas S.A. would reduce by 1.1 %, to retain control of that company with a 50.102% shareholding, i.e. 3,065,744,510 Series A shares.
  ii. To modify the agreement adopted by the board on March 22, 2006, in order to submit to the extraordinary shareholders meeting called for April 27, 2006, a proposal to reduce capital by up to ThCh$33,609,900 through the amendment of the bylaws and the payment in cash to shareholders pro rata to their shareholdings.

Material Information

4. On April 27, 2006, the SVS was informed that:

a) The ordinary shareholders meeting held on April 27, 2006 adopted the following resolutions, among others:

- To distribute 100% of the net income of the Company for the year 2005, amounting to Ch$17,103,980,871. As agreed by the board at the time, an interim dividend was paid on September 27, 2005 for an amount restated as of December 31, 2005 of Ch$11,129,475,000, equivalent to 65.07% of the net income for the year, corresponding then to a dividend of Ch$10.965 per share.
  Following the distribution of the interim dividend mentioned, the total earnings to be distributed amount to Ch$5,974,400,000. The difference resulting from the operation made to calculate the dividend will be assigned to the account retained earnings. This means that the Company's dividend N°.2 will amount to Ch$5.9744 per share, payable on May 29, 2006.

- The present board of directors was revoked and the following persons elected for a full statutory period:

Directors	Alternate Directors
Ángel Simón Grimaldos	Josep Bagué Prats
Alfredo Noman Serrano	Fernando Rayón Martin
Alain Chaigneau	Iván Yarur Sairafi
Joaquín Villarino Herrera	Albert Martínez Lacambra
Hernan Chadwick Piñera	Ignacio Guerrero Gutiérrez
Mario Marcel Cullel	Juan Toro Rivera
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández

Of these, the first four named were elected with the votes of the controller and the last three with the votes of the minority shareholders.

b) At the extraordinary shareholders meeting held on April 27, 2006, the following resolutions were adopted:

- To reduce the capital of the Company by amending the Fifth and First Transitory clauses of the bylaws, introducing the text that was approved by the shareholders:
- To distribute to shareholders pro rata to their shareholdings the sum of Ch$33,609,900,000 against the approved capital reduction, corresponding to the payment of the sum of Ch$33.6099 per share, according to the mechanism approved by the meeting.
- To authorize the board to determine, after carrying out the formalities required by law, the date for the payment of the approved capital distribution, which could not be later than December 31, 2006.

File N° 82-35046

Material Information

5. On May 29, 2006, the SVS was informed that:
The board meeting held on May 29, 2006, unanimously agreed the following:

a) Change of Chief Executive Officer: Giovano Suazo Hormazábal leaves the position and is replaced by Albert Martínez Lacambra.
b) Mr Albert Martínez resigns as an alternate director of the Company.
c) The board then comprises the following members:

Directors	Alternate Directors
Ángel Simón Grimaldos (Chairman)	Josep Bagué Prats
Alfredo Noman Serrano (Vice-Chairman)	Fernando Rayón Martin
Alain Chaigneau	Iván Yarur Sairafi
Joaquín Villarino Herrera	
Herman Chadwick Piñera	Ignacio Guerrero Gutiérrez
Mario Marcel Cullel	Juan Toro Rivera
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández

d) The Directors' Committee was formed with the following members:

Directors	Alternate Directors
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández
Herman Chadwick Piñera	Ignacio Guerrero Gutiérrez
Alfredo Noman Serrano (Vice-presidente)	Fernando Rayón Martín

e) June 15, 2006 was set for the payment of the capital reduction agreed by the extraordinary shareholders meeting held on April 27, 2006.

6. On September 27, 2006, the SVS was informed that:
The board on September 27 agreed to distribute the sum of Th$14,133,000 as an interim dividend against the net income for 2006. The Company's dividend N° 4 therefore will amount to Ch$14.133 per share and be payable from October 27, 2006.

File N° 82-35046

Material Information

Aguas Andinas S.A.

The board meeting held on February 28, 2006 agreed to call the Company's ordinary shareholders meeting for April 26, 2006, at 11 a.m. at Avda. Presidente Balmaceda 1398, 10th floor, Santiago. The agenda for the meeting was to consider matters reserved for the ordinary meeting.
On April 25, 2006 the board received the resignations of the director Bernardo Espinosa Bancalari and his alternate director Roberto Hempel Holzapfel.
In accordance with clause 32 of the Corporations Law, the total renewal of the board would be decided at the next ordinary shareholders meeting to be held on April 26, 2006.
On April 26, 2006 the Superintendency of Securities and Insurance was informed that the Company's new board of directors comprised the following members:

Directors	Alternate Directors
Alfredo Noman Serrano	José Vila Bassas
Alain Chaigneau	Fernando Rayón Martin
Pedro Butazzoni Alvarez	Xavier Amorós Corbella
Josep Bagué Prats	Lluis M Puiggari Lalanza
Mónica Singer González	Ramón Figueroa González
Jaime Arellano Quintana	Mario Castillo Astudillo
Carlos Mladinic Alonso	Jorge Bande Bruck

On September 20, 2006, the Superintendency of Securities and Insurance was informed that at the board meeting held on September 29, 2006, it agreed to distribute an interim dividend for the sum of ThCh$28,208,429 against the net income of 2006. The Company's dividend number 43 therefore would amount to Ch$4.61 per share and be payable from October 26, 2006.

Material Information

Aguas Cordillera S.A.

Aguas Cordillera S.A. reported on March 1, 2006 that its board at its meeting held on February 28, 2006, agreed to call the company's ordinary shareholders meeting for April 25, 2006, at Avda. Presidente Balmaceda 1398, 17th floor, Santiago.
On November 30, 2006, it informed that the extraordinary shareholders meeting of the closed corporation Comercial Orbi II S.A., held on that same date, agreed among other matters to the contribution in ownership of 137,999,999 shares of Aguas Cordillera S.A., representing 99.9999% of the share capital of Aguas Cordillera S.A.
Later, on December 1, 2006, and complementing the material information reported on November 30, 2006, the following was informed:

a) That the extraordinary shareholders meeting of Comercial Orbi II S.A. held on November 30, 2006 agreed among other things to increase the company's capital.

b) The shareholders agreed that part of the new shares of the capital increase would be paid through the contribution by Aguas Andinas S.A. of 137,999,999 shares in Aguas Cordillera S.A., representing 99.9999% of the shares issued by that company; the contribution was made that same day.

Aguas Los Dominicos S.A.

On February 28, 2006, the board of the company agreed to call the company's ordinary shareholders meeting for April 25, 2006, at 4.30 p.m. at Avda. Presidente Balmaceda 1398, Santiago. The agenda for the meeting was to consider matters reserved for the ordinary meeting.

Aguas Manquehue S.A.

On February 28, 2006, the board of the company agreed to call the company's ordinary shareholders meeting for April 25, 2006, at 5.00 p.m. at Avda. Presidente Balmaceda 1398, 17th floor, Santiago. The agenda for the meeting was to consider matters reserved for the ordinary meeting.
On July 14, 2006, Aguas Manquehue S.A. informed that in accordance with a board resolution of November 30, 2005, the company signed, by public deed dated June 28, 2006, a contract expanding the sanitation concession area with the company Agrícola Santa Teresa S.A.
On November 10, 2006, it informed that the extraordinary shareholders meeting held that day had agreed the following:

i. The merger by incorporation of Hidráulica Manquehue Limitada into Aguas Manquehue S.A, based on the balance sheets of these companies as of September 30, 2006 and the experts report sent at the time to the Superintendency of Securities and Insurance.
ii. The capital increase of the absorbing company by Ch$9,900,000 through the issue of 4,505 new shares to be distributed to the partners in the absorbed company in the agreed proportions. Consequently, the capital of Aguas Manquehue S.A. amounts to Ch$7,558,390,878, divided into 233,249 common nominative shares of equal and no par value.
iii. The amendment of clauses 50 and 10th transitory of the bylaws of Aguas Manquehue S.A.

At the close of the financial statements as of December 31, 2006, the Company and subsidiaries show no other material information.

File N° 82-35046

Reasoned Analysis

For the years ended December 31, 2006 and 2005

I. GENERAL ASPECTS

SHARE OWNERSHIP

The capital of Inversiones Aguas Metropolitanas S.A. is divided into 1,000,000,000 shares of no par value. As of December 31, 2006, our principal shareholders are Inversiones Aguas del Gran Santiago S.A., with 56.6%, and the Bank of New York (depositary bank acting on behalf of the holders of ADRs) with 32.75% of the share capital.

SALES

Our sales derive mainly from the regulated services we provide related to the production and distribution of water, the collection, treatment and disposal of sewage, and other regulated services (which include income from cut-off charges and re-connecting supplies, monitoring of liquid industrial waste discharges and fixed charges).

Sales in 2006 amounted to Ch$232,143 million, Ch$12,520 million (5.7%) more than in 2005. The net income of Inversiones Aguas Metropolitanas S.A. as of December 31, 2006 was Ch$22,618 million, Ch$ 5,155 million (29.52%) greater than in 2005.

OPERATING COSTS AND EXPENSES

Our operating costs and expenses comprise the cost of sales and administrative and selling expenses. The most important items in the cost of sales are depreciation, which represented 35.9%; the outsourcing of certain services to contractors, which represented 32.3%; and personnel, which represented 15.8% in 2006. The most important items of administrative and selling expenses are personnel, which represented 46.3%; outsourced services, which represented 26.6%; and general expenses, which represented 14.6%, in 2006.

TARIFFS

The most important factor in determining the results of our business and our financial situation is the tariffs set for our regulated sales and services. As a natural monopoly, we are regulated by the SISS and our tariffs are set in accordance with the Sanitation Services Tariffs Law N° 70 of 1988.

Our tariff levels are reviewed every five years and, during that time, are subject to additional adjustments linked to polynomial of indexation if the accumulated change since the previous adjustment is 3 % or more, according to calculations made as a function of various inflation indices. The adjustments are specifically applied as a function of a formula that includes the Chilean consumer price index, the wholesale price index for imported industrial goods and the wholesale price index for national industrial goods, all measured by the Chilean National Institute of Statistics. Tariffs are also subject to adjustment to reflect additional services previously authorized by the SISS.

The tariff negotiation processes concluded in 2005 to cover the period 2005-2010. The new tariffs approved by Decree 100 for Aguas Andinas S.A., Decree 149 for Aguas Manquehue S.A., Decree 179 for Aguas Cordillera S.A. and Decree 178 for Aguas Los Dominicos S.A. of the Ministry of the Economy, became effective on March 1, 2005, May 19, 2005, September 30, 2005 and September 30, 2005 respectively.

MARKET RISK

Our Company shows a favorable situation in terms of risk, mainly due to the special characteristics of the sanitation sector, but our business is seasonal, and our operating results can fluctuate from one quarter to another. We tend to see the greatest demand and sales during the Chilean summer months (December to March) and the weakest demand and sales in the winter (June to September). In general, demand for water is greater in the warmer months than in the more temperate ones mainly due to the additional water needs for watering systems and other outside uses of water.

Adverse weather conditions can eventually affect the optimum delivery of sanitation services because the processes of abstracting and producing water depend to a large degree on weather conditions in the water basins. Factors like rainfall (snow, sleet, rain and fog), temperature, humidity, the flow of sediments, river flows and transparency, determine the quality and continuity of raw water available at each sluiceway that is capable of being treated at the water plant. In the event of drought, we have large water reserves held in the El Yeso, Laguna Negra and Lo Encañado reservoirs, apart from the contingency plans we have developed, which enable us to reduce the eventual negative impacts that might be caused by adverse weather conditions for our operations.

Reasoned Analysis

For the years ended December 31, 2006 and 2005

CAPITAL INVESTMENTS

One of the variables that most affects the result of our business and financial situation is capital investment. These are of two types:

Committed investments:
We have to agree an investment plan with the SISS which states the investments we have to make during the following 15 years. The investment plan specifically reflects a commitment on our part to carry out certain projects related to the maintenance of certain quality standards and coverage. This investment plan is revised every five years, and Aguas Andinas can request modifications to it when certain relevant facts are ascertained.

Approval dates of development plan updates of the Aguas Group:

- **Aguas Andinas S.A.**

Greater Santiago	May 23, 2006
Periphery locations	December 2005 - first half 2006

- **Aguas Cordillera S.A.**

Las Condes	May 10, 2006

- **Aguas Los Dominicos S.A.**

Los Dominicos	May 12, 2006

- **Aguas Manquehue S.A.**

Manquehue	May 12, 2006
Periphery locations	November 1999 - June 2001

Un-committed investments
These are investments that are not contemplated in the investment plan and which we make voluntarily to ensure the quality of our services and to replace obsolete assets. These generally relate to the replacement of network infrastructure and other assets, the acquisition of water rights and investments in non-regulated businesses.
As required by Chilean regulations, interest on capital investments in works in progress is capitalized. Changes to our capital investment plan therefore affect the interest credited in our income statement and consigned as works in progress in Fixed assets in the balance sheet.

II. COMPARATIVE ANALYSIS AND EXPLANATION OF CHANGES

Balance sheet

The composition of the assets and liabilities is as follows:

Assets	2006 ChS millions	2005 ChS millions	Change %
Current assets	52,648	73,779	(28.64)
Fixed assets (net)	604,122	603,850	0.05
Other assets	388,619	416,402	(6.67)
Total	1,045,389	1,094,031	(4.45)

Reasoned Analysis

For the years ended December 31, 2006 and 2005

Current assets are Ch$2,131 million lower than the year before, mainly due to a decrease in other current assets of Ch$20,711 million, sundry debtors of Ch$6,291 million and marketable securities of Ch$1,640 million, partially compensated by an increase in trade accounts receivable of Ch$5,615 million and notes receivable of Ch$1,950 million.

The gross fixed assets increased by 2.04% (Ch$23,528 million) compared to the year before, from Ch$1,154,904 to Ch$1,178,431 million. The most important increase was in Buildings and infrastructure of Ch$15,985 million, machinery and equipment of Ch$5,534 million and Land of Ch$1,726 million, due to investments being made in operating equipment, and sanitation and support infrastructure.

The charge for depreciation at December 2006 amounts to Ch$34,355 million, 2.01% higher than the level of 2005 (Ch$33,679 million). This is mainly due to assets that started operating during the year, in particular the start-up of the Talagante and Curacaví sewage treatment plants. Also, because of works that have come into operation during the last year and were carried out in previous years, accumulated depreciation increased by Ch$23,256 million, 4.22% more than the previous year.

Including the above effects, fixed assets in net terms increased by 0.04% (Ch$271 million) compared to December 2005.

Other assets decreased by Ch$27,783 million, the principal changes being a reduction in goodwill of Ch$31,771 million and in intangible assets of Ch$1,106 million, compensated by an increase in other assets of Ch$4,632 million.

Liabilities	2006 Ch$ millions	2005 Ch$ millions	Change %
Current liabilities	91,880	186,145	(50.64)
Long-term liabilities	287,721	215,072	33.78
Total liabilities	379,601	401,217	(5.39)
Minority interest	195,112	190,347	2.50
Shareholders' equity	470,675	502,467	(6.33)
Total	1,045,389	1,094,031	(4.45)

The changes in the composition of liabilities between short and long term are mainly explained by the application of the Company's refinancing plan (in January 2006, Series D bonds were exchanged for Series F bonds for U.F.5,000,000, maturing in the year 2026).

Current liabilities decreased by Ch$94,265 million due to falls in bonds payable of Ch$94,229 million (exchange of bonds), notes and accounts payable of Ch$3,343 million, bank borrowings at short term of Ch$2,640 million, notes and accounts payable to related companies of Ch$ 2,311 million and income tax of Ch$1,686 million. This was partially compensated by the increase in bank borrowings transferred from long term of Ch$7,708 million and Provisions of Ch$2,008 million.

Long-term liabilities increased by Ch$72,650 million compared to 2005, due to the increase in bonds payable (Series F bonds) of Ch$79,360 million and in Notes payable of Ch$5,679 million, partly compensated by a reduction in bank borrowings of Ch$13,452 million.

Shareholders' equity compared to 2005 declined by Ch$31,792 million following the capital reduction of Ch$34,245, an increase in interim dividends of Ch$2,713 million and the increase in net income for the year of Ch$5,155 million.

INVERSIONES AGUAS METROPOLITANAS AND SUBSIDIARIES

Reasoned Analysis

For the years ended December 31, 2006 and 2005

Financial indicators

Indicators	Unit	2006	2005	Change %
Liquidity				
Current ratio	(times)	0,57	0,40	44,57
Acid test	(times)	0,01	0,01	1,50
Debt				
Debt ratio	(%)	80.65	79.85	1.00
Short-term debt	(%)	24.20	46.40	(47.83)
Long-term debt	(%)	75.80	53.60	41.40
Financial expense coverage	(times)	3.46	2.90	19.16
Activity				
Inventory turnover	(times)	70.23	74.93	(6.27)
Inventory permanence	(days)	5.13	4.80	6.88
Profitability				
Return on equity (average)	(%)	4.65	3.31	40.35
Return on assets (average)	(%)	2.11	1.55	36.41
Return on operating assets (average)	(%)	17.57	16.11	9.03
Earnings per share	(Ch$)	22.62	17.46	29.52
Dividend yield	(%)	3.08	9.57	(67.84)

As of December 2006, the current ratio improved by 28.64%, mainly due to the reduction in current liabilities of 50.64% compared to 2005, thus improving thje Company's current ratio by 44.57%. Current liabilities declined principally due to bonds payable – short-term portion, following the exchange of bonds made in January 2006.

In net terms, the debt level rose by 1.00% due to the fall in shareholders' equity, partially compensated by a reduction in total liabilities.

For the calculation of the return on operating assets, the operating income is divided by the sum of fixed assets (average) and net intangible assets (average). This ratio improved by 9.03% following the 8.61% improvement in operating income and the reduction in average fixed and intangible assets or 0.39%.

The return on average equity shows a 40.35% increase, mainly because of the 29.52% increase in profits compared to the previous year and the reduction in average equity due to the capital reduction.

File N° 82-35046

Reasoned Analysis

For the years ended December 31, 2006 and 2005

Statement of Income

The following table shows the most important items of the statement of income:

	2006 ChS millions	2005 ChS millions	Change %
Statement of Income			
Sales	232,143	219,623	5.70
Cost of sales	(91,597)	(88,082)	3.99
Admin. & selling expenses	(28,019)	(27,931)	0.32
Operating income	112,527	103,611	8.61
Non-operating result	(29,889)	(31,322)	(4.58)
Net income for year	22,618	17,463	29.52
Financial expenses	(16,572)	(18,116)	(8.52)
EBITDA	92,745	87,322	6.21

(EBITDA = income before tax, depreciation, amortization and interest)

Sales

Inversiones Aguas Metropolitanas S.A. produced consolidated sales of Ch$232,143 million in 2006, Ch$12,520 (5.7%) more than in 2005. This variation is explained as follows:

Figures in millions of Ch$ of Dec-06

	2006		2005	
	Ch$ millions	%	Ch$ millions	%
Water	107,436	46.3	104,241	47.5
Sewage	98,274	42.3	91,239	41.5
Other Regulated Income	9,366	4.0	9,254	4.2
Non-Regulated Business	17,068	7.4	14,890	6.8
Total	232,143	100.0	219,623	100.0

Under the heading of regulated services, the main variations are:

a) Water

this covers water production and distribution services. These show an increase of Ch$3,195 million (3.1%) as a result of 14.3 million m3 of greater volumes and a lower average tariff applied. The higher sales volume is explained by a 2.8% average growth in customers and an increase in unit consumption by 0.3%; while the lower average tariff followed the accumulated effect of indexation adjustments and the application of the new tariff decree (2005-2010).

b) Sewage

this covers the collection, treatment and disposal sewage and interconnection of sewage systems. These show an increase of Ch$7,035 (7.7%) as a result of i) higher collection revenues of Ch$4,283 million (Ch$45,180 in 2005) following the higher average tariff applied and a higher sales volume of 11 million m3; ii) higher treatment income of Ch$2,027 million (Ch$35,811 million in 2005) due to the higher average tariff and a larger sales volume of 7.4 million m3, and iii) higher income from sewage interconnections of Ch$725 million (Ch$ 10,248 in 2005) due to a higher average tariff and a greater sales volume of 2.6 million m3. The changes in average tariffs are explained by the accumulated effect of indexation adjustments and the application of the new tariff decree (2005-2010).

Reasoned Analysis

For the years ended December 31, 2006 and 2005

c) Other regulated income

this includes customers' fixed charges, supply cutting off and re-connection services, the control of liquid industrial waste discharges and provisions for non-billed consumption and discounts granted on repayment plans. These revenues show an increase of Ch$112 million, basically explained by higher income from fixed charges.

In the case of non-regulated services, the principal variations are:

a. **Sanitation services:** increase of Ch$437 million, related to the growth of domicile connection installation services, repairs, calibrations and service regulations.

b. **Non-Sanitation services:** increase of Ch$51 million in sales of laboratory services (sampling and analysis, ANAM), of Ch$618 million in liquid waste treatment plant operation and treatment of organic load excesses for industry (EcoRiles, under new contracts) and Ch$ 1,072 million in sales or water network materials (Gestión y Servicios).

Operating costs

The consolidated operating costs of Inversiones Aguas Metropolitanas S.A. were Ch$119,616 million, Ch$3,603 million (3.11%) more than the year before. This increase is mainly explained by the following:

The cost of sales increased by Ch$3.515 million (3.99%) to Ch$91,597 million, compared to Ch$88,082 the previous year. This is mainly explained by higher costs related to greater activity in the non-sanitation subsidiaries, higher costs due to the increase in sewage treatment coverage associated with the start-up of the Talagante and Curacaví treatment plants and an increase in personnel costs following the collective bargaining process that took place in the second half of 2006.

Administrative and selling expenses declined slightly by Ch$88 million (0.32%) to Ch$28,019 million, compared to Ch$27,931 million the year before. This was due basically to lower tariff study expenses.

Operating income

Because of the factors mentioned above, the consolidated operating income of Inversiones Aguas Metropolitanas S.A. for 2006 was Ch$ 112,527 million, Ch$8,916 million more than that obtained in 2005. As a percentage of net sales, the margin increased from 47.2% in 2005 to 48.5% in 2006.

Non-operating result

The consolidated non-operating result of Inversiones Aguas Metropolitanas S.A. amounted to Ch$(29,889) million, an improvement of Ch$ 1,433 million over 2005.

The principal variations are explained by an improved financial result (net) of Ch$904 million (principally the debt restructuring by the bond issue made in early 2006), a reduced amortization of goodwill of Ch$468 million and an improved result in net non-operating income of Ch$ 143 million (basically to the gain on the sale of 1.1% of Aguas Andinas, partially offset by larger shortages and obsolescence of assets and greater expenses related to discarded projects and studies). This was partially compensated by a reduced result from price-level restatements of Ch$124 million.

Income tax

The provision for income tax for 2006 is Ch$122 million higher than the previous year, related to the better pre-tax income.

Minority interest

The minority interest amounted to Ch$41,911 million in 2006 (relating to the 49.9% of Aguas Andinas not held by the Company), Ch$4,073 million (10.76%) more than in 2005, explained by the sale of the shareholding in Aguas Andinas S. A. and the increase in the net income of that company.

Net income for the year

As a result of the factors indicated above, the net income of Inversiones Aguas Metropolitanas S.A. for 2006 amounted to Ch$22,618 million, Ch$5,155 million greater than for 2005.

File N° 82-35046

Reasoned Analysis

For the years ended December 31, 2006 and 2005

STATEMENT OF CASH FLOWS DIRECT

	2006 Ch$ millions	2005 Ch$ millions	Change %
Net operating flow	117,809	116,212	1.37
Net financing flow	(107,390)	(121,414)	(11.55)
Net investment flow	(33,119)	(11,160)	(196.78)
Net cash flow for year	(22,701)	(16,361)	(38.75)
Closing balance of cash	1,278	24,519	(94.79)

The operating cash flow was Ch$1,597 million greater than the previous year, the principal variations being the increase in the collection of trade accounts receivable of Ch$12,863, partly offset by larger payments of income tax of Ch$4,037 million and value added tax of Ch$3,902 million and to suppliers and personnel of Ch$2,438 million.

The financing cash flow declined by Ch$14,024 million compared to 2005, mainly related to larger repayments of bank borrowings of Ch$ 46,628 million and the fall in bonds issued of Ch$25,024 million, compensated partially by reduced bond repayments of Ch$44,892 million, a reduction in dividend payments of Ch$22,635 million and an increase in loans drawn of Ch$19,445 million.

The investment cash decreased by Ch$21,960 million compared to 2005, mainly due to the reduction the collection of other loans to related companies of Ch$55,929 million and the acquisition of fixed assets of Ch$11,279 million, partially compensated by reduced other loans to related companies of Ch$33,619 million and an increase in the sale of permanent investments of Ch$12,411 million.

Difference between the book and economic values of the principal assets

The fixed assets are shown valued in accordance with generally accepted accounting principles and regulations and the instructions of the Superintendency of Securities and Insurance. It is therefore believed that there should not be significant differences between the economic or market value and the book value of the assets, taking into account also that stated in Note 2 k) of the financial statements at December 31, 2006.

However, the subsidiary Aguas Andinas S.A. has seventy plots of land recorded that were transferred to it gratuitously by the Chilean Treasury and are booked at Ch$1. There are also fixed assets with an exhausted accounting useful life, which are shown at Ch$1, but which are still in operation.

There are also transfers constituting third-party contributions covered by Decree Law 70 of the Ministry of Public Works of 1988 and the provisions of clause 36 of the respective regulations (Ministry of Economy Decree 453 of 1989) which are explained in Note 32.

The Company has water rights to various natural sources including Laguna Negra, Laguna Lo Encañado and Quebrada de Ramón. These rights were acquired gratuitously and no value has been assigned to them in the accounts.

The production of groundwater flows are fed by various wells located in the Metropolitan Region, for which Aguas Andinas S.A. has the water rights concessions that were granted to it gratuitously by the Water Authority as part of the Ministry of Public Works.

In summary, and as indicated above, the subsidiaries have no significant differences between the economic or market value and the book value of its assets, except the items mentioned in the preceding paragraphs. The principal assets of the Company relate to sanitation infrastructure works which have an exclusive use and are shown in accordance with generally accepted accounting principles in Chile.

MARKET ANALYSIS

The Company shows no change in the market in which it participates as, due to the nature of its services and current legislation, it has no competition in its concession area.

Aguas Andinas S.A. currently has a 100% coverage in water, 98.3% in sewage services and close to 70% in sewage treatment.

Aguas Cordillera S.A. has a 100% coverage in water and 98.5% in sewage services.

Aguas Dominicos S.A. has a 99.9% coverage in water and 97.3% in sewage services.

Aguas Manquehue S.A. has a 100% coverage in water and 99.4% in sewage services.

File N° 82-35046

Reasoned Analysis

For the years ended December 31, 2006 and 2005

Sales Volumes

	2006 ChS millions	2005 ChS millions	Change %
Water	477,394	463,070	3.1%
Sewage collection	471,328	460,319	2.4%
Sewage treatment & disposal	407,255	399,859	1.8%
Sewage interconnection services	112,433	109,793	2.4%

Customers (*)

	2006 ChS millions	2005 ChS millions	Change %
Water	1,550,008	1,502,634	3.2%
Sewage collection	1,520,662	1,474,391	3.1%

(*) Relates to individuals or entities who receive sanitation services associated with water or sewage.

FINANCIAL ASPECTS

Currency risks: our revenues are largely linked to the local currency. Our debt therefore is denominated mainly in that same currency so we have no significant debt in foreign currency.

Interest rates: As of December 31, 2006, Aguas Andinas had 80% of its consolidated debt at fixed rates and 20% at variable rates. The fixed-rate debt is comprised of bonds payable (80%), local bank loans (7%) and reimbursable financial contributions (13%), while the variable-rate debt is with local banks

As of December 31, 2005, 79% of the Aguas Andinas' consolidated debt was at fixed rates and 21% at variable rates. The fixed-rate debt comprised bonds payable (82%), bank loans (8%) and reimbursable financial contributions (10%). The variable-rate debt was all with local banks.

The Company follows a policy of monitoring and managing interest rates in order to optimize financing costs and is constantly evaluating the hedging instruments available in the financial market.

This favorable situation has led the credit-rating agencies to assign to the Company a credit rating of AA. In the case of the shares, Feller Rate granted us a rating of First class Level 3, while Humphreys gave a rating of First class Level 3.

For the subsidiary Aguas Andinas S.A., the credit-rating agencies have assigned a credit rating of AA+ to its long-term debt. In the case of the shares, Feller Rate granted a rating of First class Level 3, while Humphreys gave a rating of First class Level 1.

File N° 82-35046

For the years ended December 31, 2006 and 2005

File N° 82-35046

216



File N° 82-35046

Deloitte.

Independent Accountants' Report

To the Shareholders and Directors,
Inversiones Aguas Metropolitanas S.A.

We have audited the accompanying balance sheets of Inversiones Aguas Metropolitanas S.A. as of December 31, 2006 and 2005 and the related statements of income and of cash flows for the years then ended. These financial statements (including the notes thereto) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying reasoned analysis and significant event do not form an integral part of these financial statements, therefore our report does not cover them.

We conducted our audits in accordance with generally accepted auditing standards in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

These financial statements have been prepared to reflect the unconsolidated financial situation of Inversiones Aguas Metropolitanas S.A. based on the criteria described in Note 2, before proceeding to the line-by-line consolidation of the financial statements of the subsidiaries listed in Note 9. For a proper interpretation therefore of these unconsolidated financial statements, they should be read and analyzed together with the consolidated financial statements of Inversiones Aguas Metropolitanas S.A., which are required by accounting principles generally accepted in Chile.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inversiones Aguas Metropolitanas S.A. as of December 31, 2006 and 2005 and the results of its operations and cash flows for the years then ended, in accordance with accounting principles generally accepted in Chile.

The accompanying financial statements have been translated into english for the convenience of readers.

January 30, 2007, except for Note 22, dated February 28, 2007.



Amelia Hernández H.
RUT : 7.015.085-9

File N° 82-35046

INVERSIONES AGUAS METROPOLITANAS

Balance Sheets

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Assets	2006 ThCh$	2005 ThCh$
Current assets		
Cash and banks	6,992	255,548
Marketable securities	132,093	702,787
Sundry debtors	1,656	1,989
Notes and accounts receivable from related companies	1,067,238	1,358,377
Recoverable taxes	91,835	93,542
Other current assets	598,171	512,880
Total current assets	**1,897,985**	**2,925,123**
Fixed assets		
Other fixed assets	20,272	3,813
Accumulated depreciation	(5,751)	(3,813)
Total fixed assets	**14,521**	
Other assets		
Investments in related companies	195,902,192	199,720,985
Goodwill	274,154,471	301,874,455
Others	-	54,685
Total other assets	**470,056,663**	**501,650,125**
Total assets	**471,969,169**	**504,575,248**

The accompanying Notes 1 to 23 form an integral part of these consolidated financial statements

File N° 82-35046

Liabilities and shareholders' equity	2006 ThCh$	2005 ThCh$
Current		
Accounts payable	5,909	-
Sundry creditors		58,904
Notes and accounts payable to related companies	928,999	1,526,145
Accruals	121,489	89,411
Withholdings	61,078	44,631
Income tax	-	190,266
Deferred taxes	12,290	12,771
Other current liabilities	3,688	11,878
Total current liabilities	**1,133,453**	**1,934,006**
Long term		
Deferred taxes	160,595	174,263
Total long-term liabilities	**160,595**	**174,263**
Shareholders' equity		
Paid - in capital	461,826,633	496,075,120
Other reserves	3,028	-
Retained earnings	8,845,460	6,391,859
Accumulated earnings	303,944	291,888
Net income for the year	22,617,984	17,463,165
Interim dividends	(14,076,468)	(11,363,194)
Total net shareholders' equity	**470,675,121**	**502,466,979**
Total liabilities and shareholders' equity	**471,969,169**	**504,575,248**

The accompanying Notes 1 to 23 form an integral part of these consolidated financial statements

File N° 82-35046

INVERSIONES AGUAS METROPOLITANAS

Statement of Income

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

	2006 ThCh$	2005 ThCh$
Sales	3,270,161	4,684,002
Cost of sales	(2,998,418)	(4,276,173)
Operating margin	**271,743**	**407,829**
Administrative and selling expenses	(616,798)	(430,349)
Operating loss	**(345,055)**	**(22,520)**
Non-operating income (expenses)		
Financial income	224,493	72,714
Equity in income of related companies	42,711,805	39,701,786
Other non-operating income	1,563,280	-
Equity in losses of related companies	-	(20)
Amortization of goodwill	(21,486,342)	(21,954,506)
Financial expenses	(7,096)	(3,356)
Other non-operating expenses	(161,400)	-
Price-level restatement	69,465	(104,856)
Exchange gain (loss)	47,784	(4,169)
Non-operating income	**22,961,989**	**17,707,593**
Income before income tax	**22,616,934**	**17,685,073**
Income taxes	1,050	(221,908)
Net income for the year	**22,617,984**	**17,463,165**

The accompanying Notes 1 to 23 form an integral part of these consolidated financial statements

File N° 82-35046

INVERSIONES AGUAS METROPOLITANAS

Statement of Cash Flows

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

	2006 ThCh$	2005 ThCh$
Net cash flows from operating activities		
Collection of trade accounts receivable	3,953,753	5,176,295
Financial income received	236,569	30,166
Dividends and other distributions received	41,738,738	44,953,494
Other income received	51,858	570,772
Payments to suppliers and personnel	(4,271,243)	(4,651,717)
Interest paid	(826)	(129)
Income tax paid	(184,478)	65,963
Other expenses paid	(3,758)	(114,761)
V.A.T. and similar payments	(1,918,691)	(436,088)
Net cash flows from operating activities	**39,601,922**	**45,593,995**
Net cash flows from financing activities		
Dividends paid	(18,639,918)	(41,275,131)
Capital distributions	(33,912,345)	(25,726,043)
Net cash flows from financing activities	**(52,552,263)**	**(67,001,174)**
Net cash flow from investment activities		
Proceeds from sales of permanent investments	12,409,734	218
Collection of other loans to related companies	-	55,928,633
Purchases of fixed assets	(16,535)	-
Other loans to related companies	-	(33,619,488)
Net cash flows provided by investment activities	12,393,199	22,309,363
Total net positive (negative) cash flows for the year	**(557,142)**	**902,184**
Effect of inflation on cash and cash equivalents	(176,817)	(40,621)
Net change in cash and cash equivalents at beginning of the year	(733,959)	861,563
Cash and cash equivalents	1,471,215	609,652
Cash & cash equivalents at end of the year	**737,256**	**1,471,215**

The accompanying Notes 1 to 23 form an integral part of these consolidated financial statements

File N° 82-35046

INVERSIONES AGUAS METROPOLITANAS

Statement of Cash Flows

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Reconciliation of net income for the year to net cash flows provided by operatingactivities	2006 ThCh$	2005 ThCh$
Net income for the year	22,617,984	17,463,165
Result of assets sales	(1,558,767)	-
Gain on sale of investments	(1,558,767)	-
Charges (credits) to income not representing cash flows		
Depreciation for the year	2,016	121
Write-offs and provisions	-	47,772
Equity in income of related companies	(42,711,805)	(39,701,786)
Equity in loses of related companies	-	20
Amortization of goodwill	21,486,342	21,954,506
Price-level restatements, net	(69,465)	104,856
Exchange differences, net	(47,784)	4,169
Other charges to income not representng cash flow	320,369	-
Total charges (credits) to income not representing cash flows	**(21,020,327)**	**(17,590,342)**
Changes in assets affecting cash flows decreases		
Trade accounts receivable	652,101	-
Other assets	41,565,498	45,259,506
Total changes in assets affecting cash flows decreases	**42,217,599**	**45,259,506**
Changes in liabilities affecting cash flows decreases		
Accounts payable related to operating income	(582,321)	474,835
Income tax payable	(189,472)	224,405
V.A.T. and other similar payables	(1,882,774)	(237,574)
Total changes in liabilities affecting cash flows decreases	**(2,654,567)**	**461,666**
Net cash flows provided by operating activities	**39,601,922**	**45,593,995**

The accompanying Notes 1 to 23 form an integral part of these consolidated financial statements

Notes to the Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

1. INSCRIPTION IN THE SECURITIES REGISTER

The Company is Registered of the Superintendency of Securities and Insurance under N° 912, and subject to the regulatory authority of that Superintendency.

2.- SUMMARY OF SIGNIFICANT APPLIED POLICIES

a) Accounting period
These unconsolidated financial statements cover the years from January 1 to December 31, 2006 and 2005.

b) Basis of preparation
These unconsolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, issued by the Chilean Institute of Accountants and with standards the instructions of the Superintendency of Securities and Insurance, except for investments in subsidiaries, which are stated using the equity method of accounting and therefore not been consolidated line by line. This treatment does not modify the net income for the year or shareholder's equity.
In the event of differences between the accounting principles generally accepted in Chile, as issued by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance, the latter prevail.
These financial statements have been issued only for the purpose of making an individual analysis of the Company and therefore should be read together with the consolidated financial statements, which are required by accounting principles generally accepted in Chile.

c) Basis of presentation
For comparison purposes, the financial statements as of December 31, 2005 and their respective notes have been price-level restated by 2.1%. This percentage corresponds to the variation in the consumer price index over the last twelve months, with a one-month time lag.

d) Price-level restatements
The financial statements have been restated through the application of monetary correction rules, in accordance with accounting principles generally accepted in Chile, in order to reflect changes in the purchasing power of the currency in the period between January 1 and December 31, 2006 and 2005, being 2.1% and 3.6% respectively, with a one-month time lag. The balances of income statement accounts were also restated to express them at year-end values.

e) Basis of translation
Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates prevailing at each year - end at wich are as follows:

	2006 Ch$	2005 Ch$
United States dollar	532,39	512,50
Unidad de Fomento	18,336,38	17,974,81
Euro	702,08	606,08

f) Marketable securities
Investments in mutual funds quotas are shown at their redemption value as of the closing date of these financial statements.

g) Transactions under resale agreements
The acquisition of securities under resale agreements are shown as fixed-income investments in Other current assets, in accordance with Circular 768 of the Superintendency of Securities and Insurance.

Notes to the Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

h) Fixed assets
The fixed assets are shown at their restated cost.

i) Depreciation of fixed assets
Depreciation is calculated using the straight-line method on the restated book values over the remaining useful lives of the respective assets.

j) Investments in related companies
Investments in related companies with the ability to exercise significant influence over the company are shown at the equity method of accounting, determined on the basis of their respective financial statements as of December 31, 2006 and 2005. Equity in learnings or losses of such companies is recognized on an accrual basis.

k) Goodwill
Goodwill represents the difference paid over the investment equity value. Goodwill is amortized over a maximum period of 20 years from the acquisition date the estimated period of return on the investment.

l) Other assets
These include costs associated with the technical assistance provided to the Company by Ondeo Services Chile S.A. and AGBAR Chile S.A. in the presentation of the offer of the contract for the incorporation of advanced management and operating systems and procedures. The technical assistance costs are amortized over 5 years period of, which corresponds to the term of the contract.

m) Income and deferred taxes
The Company has provided for income tax on the basis of the net taxable income determined in accordance with the provisions of the Income Tax Law. According to Technical Bulletin N°.60 and other instructions issued the Chilean Institute of Accountants and contained in Circular 1,466 of the Superintendency of Securities and Insurance, the Company records the effects of deferred taxes resulting from timing differences, tax benefits related to tax loss carry-forwards and other events that create differences between the financial and tax basis.

n) Sales
The Company's sales relate to technological contributions and are accounted for on an accrual basis.

o) Derivative contracts
The Company has signed cross currency forwards with financial institutions. These contracts have been designated as hedg instruments; hedging existing items on the balance sheet. They are recorded in accordance with Technical Bulletin N° 57 of the Chilean Institute of Accountants.

p) Computer software
It corresponds to software acquired as computer packages and is shown In Other fixed asssets and computer software amortized in accordance with Circular 981 of the Superintendency of Securities and Insurance.

q) Statement of cash flows
The Company considers as cash and cash equivalents the balances held in unrestricted bank checking accounts in local and foreign currencies and those short-term investments made as part of its normal cash management and whose redemption will take place within 90 days from the date the investment was made and that have no risk of significant loss at the time of redemption.
Cash flows from operating activities include revenues and expenses that are treated as non-operating in the Statement of Income.

3. ACCOUNTING CHANGES

The accounting principles and criteria described in Note 2 were applied uniformly during the years 2006 and 2005.

Notes to the Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

4. MARKETABLE SECURITIES

As of December 31, 2006 and 2005 the detail is as follows:

Instrument	Book Value 2006 M$	Book Value 2005 M$
Mutual fund quotas	132,093	702,787
Total Marketable Securities	132,093	702,787

5. BALANCES AND TRANSACTIONS WITH RELATED ENTITIES

Notes and accounts receivable

Tax N°	Company	Short Term 2006 ThCh	Short Term 2005 ThCh$
61.808.000-5	Aguas Andinas S.A. (1)	1,067,238	1,358,377
Total		1,067,238	1,358,377

(1) In December 2001, following the public tender process carried out by Aguas Andinas, this company signed a technical services contract with Inversiones Aguas Metropolitanas S.A. whereby Inversiones Aguas Metropolitanas S.A. provides technical assistance in the areas of management of the urban water cycle, commercial and strategic management, information technology and hydrology, hydraulics and engineering. The contract is expressed in U.F. and has a term of 5 years with monthly invoicing of the services provided.

Notes and accounts payable

Tax N°	Company	Short Term 2006 ThCh	Short Term 2005 ThCh$
00.000.001-9	Soc. Gral. Aguas de Barcelona S.A. (1)	928,999	1,052,536
00.000.001-9	Suez Lyonnaise des Eaux (2)	-	472,347
61.808.000-5	Aguas Andinas S.A. (3)	-	1,262
Total		928,999	1,526,145

(1) The account payable to Sociedad General Aguas de Barcelona S.A. relates to a contract in euros for the provision of services since 2001, which has a term of 5 years with monthly invoicing and payment at 63 days without interest.
(2) The account payable to Suez Lyonnaise des Eaux in 2005 related to a contract in euros for the provision of services, which were invoiced monthly with payment at 63 days without interest.
(3) The account payable to Aguas Andinas S.A. in 2005 related to a rental agreement in U.F. for the use of that company's premises, with payment at 30 days without interest.

Notes to the Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Transactions with related entities

Company	Tax N°	Relationship	Transaction	2006 Amount ThCh$	2006 Effect on results (charge / credit) ThCh$	2005 Amount ThCh$	2005 Effect on results (charge / credit) ThCh$
Sociedad General Aguas de Barcelona S.A.	00.000.001-9	Related	Consultancy received	2,575,104	(2,575,104)	3,440,723	(3,440,723)
Suez Lyonnaise Des Eaux	00.000.001-9	Related	Consultancy received	353,028	(353,028)	765,557	(765,557)
Aguas Andinas S.A.	61.808.000-5	Subsidiary	Consultancy provided	3,468,403	3,234,280	4,838,175	4,607,359
		Subsidiary	Dividends received	41,467,260	-	43,871,550	-
Inversiones Aguas del Gran Santiago S.A.	77.329.730-4	Parent	Loans granted	-	-	26,170,272	-
		Parent	Capital reduction	19,023,203	-	20,084,367	-
		Parent	Payment of dividends	11,380,788	-	32,345,929	-
		Parent	Collection of loans	-	-	37,205,985	-
Ondeo Services Chile S.A.	96.885.200-0	Parent	Capital reduction	-	-	4,989,750	-
		Parent	Payment of dividends	-	-	8,036,005	-
		Parent	Loans granted	-	-	6,501,728	-
		Parent	Collection of loans	-	-	17,304,887	-

6. INCOME TAX AND DEFERRED TAXES

As of December 31, 2006 and 2005, the taxable income and other concepts are as follows:

	2006 ThCh$	2005 ThCh$
a) Taxable income	1,320,799	
Tax loss	(57,061)	-
b) FUT balance (unremitted earnings)	21,268,376	-
c) 17% Credit for shareholders	4,356,177	-

Deferred taxes

Concept	2006 Assets Short term ThCh$	2006 Assets Long term ThCh$	2006 Liabilities Short term ThCh$	2006 Liabilities Long term ThCh$	2005 Assets Short term M$	2005 Assets Long term ThCh$	2005 Liabilities Short term ThCh$	2005 Liabilities Long term ThCh$
Timing differences								
Provision for vacations	1,378	-	-	-	897	-	-	-
Investment expense on related companies	-	-	13,668	160,595	-	-	13,668	174,263
Total	1,378	-	13,668	160,595	897	-	13,668	174,263

File N° 82-35046

Notes to the Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Income tax

	2006 ThCh$	2005 ThCh$
Current tax charge (tax provision)	-	(224,536)
Adjustment from prior year	(22,632)	(11,226)
Deferred taxes for the year	14,149	13,854
Tax benefits for tax losses	9,700	-
Other charges or credits	(167)	-
Total	1,050	(221,908)

7. OTHER CURRENT ASSETS

The detail of other current assets is as follows:

	2006 ThCh$	2005 ThCh$
Central Bank of Chile securities acquired under resale agreements	598,171	512,880

8. INFORMATION ON REPURCHASE AND RESALE AGREEMENTS COVERING SECURITIES

The detail of secirites acquired under resale agreements as of December 31, 2006; is as follow:

Code	Dates Start	Dates Expiry	Counterparty	Original Currency	Subscription value ThCh$	Anual Rate	Final value ThCh$	Identification of instrument	Market value ThCh$
CRV	29/12/2006	5/1/07	Banco de Crédito e Inversiones	Pesos	598,000	5,16%	598,600	BCCH	598,171

9. INVESTMENTS IN RELATED COMPANIES

During April 2006, the Company sold 67,308,616 shares of in Aguas Andinas S.A. to third parties. As a result, its interest in Aguas Andinas was reduced from 51.202% to 50.102%. The sale amounted to ThCh$12,178,346 and the net gain was ThCh$1,558,767.
During August 2005, the Company sold its complete shareholding in Aguas Industriales del Norte S.A. The holding of 60% was sold to the related company, Inversiones Aguas del Gran Santiago S.A., for ThCh$213.
As of December 31, 2006 and 2005, the investments in related companies were:

		Holding		Equity of the company		Result for the year		Accrued result of investment		Proportional equity value	
Tax N°	Company	2006 %	2005 %	2006 ThCh$	2005 ThCh$	2006 ThCh$	2005 ThCh$	2006 ThCh$	2005 ThCh$	2006 ThCh$	2005 ThCh$
61.808.000-5	Aguas Andinas S.A.	50.10234	51.20200	391,004,077	390,064,813	84,622,086	77,539,521	42,711,805	39,701,786	195,902,192	199,720,985
96.974.880-0	Aguas Industriales del Norte S.A.	-	-	-	-	-	-	-	(20)	-	-
Total investments										195,902,192	199,720,985

File N° 82-35046

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

10. GOODWILL

As of December 31, 2006 and 2005, goodwill represents the difference between the cost and the investment equity value, as follows:

		2006		2005	
Tax N°	Company	Amount amortization in year ThCh$	Balance goodwill ThCh$	Amount amortization in year ThCh$	Balance goodwill ThCh$
61.808.000-5	Aguas Andinas S.A.	21,486,342	274,154,471	21,954,506	301,874,455
Total		21,486,342	274,154,471	21,954,506	301,874,455

11. ACCRUALS AND WRITE-OFFS

The detail of provisions as of December 31, 2006 and 2005 is as follows:

		2006 ThCh$	2005 ThCh$
Accrued vacations		8,106	5,277
Accrued services		104,888	18,626
Other staff benefits	8,495	60,360	
Others		-	5,148
Total		121,489	89,411

The Company made no write-offs during 2006 and 2005.

12. CHANGES IN SHAREHOLDERS' EQUITY

In accordance with clause 10 of the Corporations Law No.18,046, the proportional amount of the restatement of capital has been added to the paid capital, this being represented as of December 31, 2006 by 1,000,000,000 subscribed and paid shares of no par value.
The activity in the Company's shareholders' equity during 2006 and 2005 is as follows:
The ordinary shareholders meeting of April 27, 2006 agreed to:
- Distribute net income equivalent to ThCh$5,974,400 (ThCh$28,586,355 historic in 2005) in cash pro rata to the shareholders.
- Reduce capital by ThCh$33,609,900 (ThCh$24,558,390 historic in 2005), formalized by a public deed modifying the capital dated May 10, 2006. The amount of the reduction was distributed in cash pro rata to the shareholders.

The Board meeting held on September 27, 2006 agreed to:
- Distribute ThCh$14,133,000 (ThCh$10,965,000 historic in 2005) as an interim dividend against the net income for 2006. This was distributed in cash pro rata to the shareholders.

Capital increase

On June 14, 2005, it was agreed to increase the Company's capital by ThCh$19,151,592 historic by capitalizing the restatement of capital.

File N° 82-35046

Notes to the Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Other reserves:

In accordance with Technical Bulletin 72 of the Chilean Institute of Accountants, paragraph 29, business combinations of companies under common control are accounted for as a pooling of interests and therefore, the subsidiary changes in equity of Aguas Andinas S.A. due to purchases of shares in Gestión y Servicios S.A., Comercial ORBI II S.A. and Aguas Manquehue S.A., were recorded in Other reserves. On the other hand. The Company disposed its complete holdings in Aguas Cordillera S.A.

2006

	Paid in capital ThCh$	Reserves restatement capital ThCh$	Other reserves ThCh$	Retained earnings ThCh$	Interim dividends ThCh$	Net income for year ThCh$
Initial balance	485,871,812	-	-	285,884	(11,129,475)	17,103,981
Distribution prev. year's income	-	-	-	5,974,506	11,129,475	(17,103,981)
Final dividend previous year	-	-	-	(5,974,400)	-	
Capitalization reserves &/or profits	-	-	-	-	-	-
Capital reduction	(33,609,900)	-	-	-	-	-
Reserve Technical Bulletin 72	-	-	3,028	-	-	-
Restatement of capital	9,564,721	-	-	17,954	56,532	-
Net income for the year	-	-	-	-	-	22,617,984
Interim dividends	-	-	-	-	(14,133,000)	-
Final balance	461,826,633		3,028	303,944	(14,076,468)	22,617,984

2005

	Paid in capital ThCh$	Reserves restatement capital ThCh$	Other reserves ThCh$	Retained earnings ThCh$	Interim dividends ThCh$	Net income for year ThCh$
Initial balance	474,157,984	19,151,592		17,850,183	-	10,736,192
Distribution prev. year's income	-	-		10,736,192	-	(10,736,192)
Final dividend previous year	-	-		(28,586,355)	-	-
Capitalization reserves &/or profits	19,151,592	(19,151,592)		-	-	-
Capital reduction	(24,558,390)	-		-	-	-
Reserve Technical Bulletin 72	-	-		-	-	-
Restatement of capital	17,120,626	-		285,864	(164,475)	-
Net income for the year	-	-		-	-	17,103,981
Interim dividends	-	-		-	(10,965,000)	-
Final balance	485,871,812			285,884	(11,129,475)	17,103,981
Restated balances	496,075,120			291,888	(11,363,194)	17,463,165

File N° 82-35046

Notes to the Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Number of Shares

Serie	N°. Shares subscribed	N°. Shares paid	N°. Shares with voting rights
Sole	1,000,000,000	1,000,000,000	1,000,000,000

Capital (amount - ThCh$)

Series	Subscribed capital ThCh$	Paid capital ThCh$
Sole	461,826,633	461,826,633

13. OTHER NON-OPERATING INCOME AND EXPENSES

The detail of these as of December 31, 2006 and 2005 is as follows:

Other non-operating income

	2006 ThCh$	2005 ThCh$
Gain on sale of shares	1,558,767	-
Other income	4,513	-
Total	1,563,280	-

Other non-operating expenses

	2006 ThCh$	2005 ThCh$
Fees period to advisors	74,280	-
Loss on derivative contract	84,100	-
Other expenses	3,020	-
Total	161,400	-

Notes to the Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

14. PRICE-LEVEL RESTATEMENT

The detail of the price-level restatement credited (charged) to income is as follows:

	Indexation unit	2006 ThCh$	2005 ThCh$
Assets (charges)/credits			
Fixed assets	I.P.C.	212	1
Investments in related companies	I.P.C.	3,544,223	5,648,732
Goodwill	I.P.C.	6,193,033	11,252,744
Other monetary assets	I.P.C.	0	602,833
Other non-monetary assets	I.P.C.	2,646	3,974
Expense and cost accounts	I.P.C.	38,823	74,826
Total (charges) credits		9,778,937	17,583,110
Liabilities (charges)/credits			
Shareholders' equity	I.P.C.	(9,639,207)	(17,604,097)
Non-monetary liabilities	I.P.C.	(4,010)	(7,005)
Income accounts	I.P.C.	(66,255)	(76,864)
Total (charges) credits		(9,709,472)	(17,687,966)
Gain (loss) from price-level restatement		69,465	(104,856)

15. EXCHANGE DIFFERENCES

The exchange differences occurring in 2006 and 2005 were as follows:

	Currency	Amount 2006 ThCh$	Amount 2005 ThCh$
Assets (charges)/credits			
Cash and banks	Dollar	3,168	(4,373)
Marketable securities	Euros	43,146	204
Sundry debtors	Euros	(127)	-
Total (charges) credits		46,187	(4,169)
Liabilities (charges)/credits			
Withholdings	Dollar	(6,675)	-
Withholdings	Euros	(297)	-
Accounts payable related companies	Euros	8,569	-
Total (charges) credits		1,597	
Gain (loss) from exchange differences		47,784	(4,169)

File N° 82-35046

Notes to the Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

16. STATEMENT OF CASH FLOWS

Cash equivalents in the statement of cash flows consist of financial investments including marketable securities and securities of up to 90 days acquired under resale agreements. The detail is as follows:
There were no cash flows committed by the Company as of December 31, 2006 and 2005.

	2006 ThCh$	2005 ThCh$
Cash and banks	6,992	255,548
Marketable securities	132,093	702,787
Other current assets	598,171	512,880
Balance of cash and cash equivalents	737,256	1,471,215

17. DERIVATIVE CONTRACTS

As of December 31, 2006, the Company has the following derivative contracts with financial institutions in order to hedge exchange risks, valued as described in Note 2 o):

				Description of the contracts					Accounts affected			
						Entry or transaction hedged			Asset/liability		Effect on Result	
Type of derivative	Type of contract	Value of contract ThCh$	Maturity or expiry	Specific item	Position purchase/ sale	Name	Amount ThCh$	Value of item hedged ThCh$	Name	Amount ThCh$	Realized ThCh$	Not realized ThCh$
FR	CCPE	413,812	First quarter 2007	Exchange rate	C	Accts. Payable to rel. Cos.	412,495	413,234	Other current liabilities	2,200	1,623	-
FR	CCPE	275,707	First quarter 2007	Exchange rate	C	Accts. Payable to rel. Cos.	283.538	283.626	Other current liabilities	1,488	9,407	-

18. CONTINGENCIES AND RESTRICTIONS

As of December 31, 2006 and 2005, the Company has gronted performance bond issued by Banco Santander in favor of its subsidiary Aguas Andinas S.A. for the amount of ThCh$86,711 and ThCh$86,786 respectively (UF4,728.88 in 2006 and 2005), to guarantee the conditions of contracted services.

Creditors of collateral	Debtor		Kind of collateral	Balances pending payment at date of financial statements	
	Name	Relationship		2006 ThCh$	2005 ThCh$
Aguas Andinas S.A.	Inversiones Aguas Metropolitanas S.A.	Subsidiary	Performance bond	86,711	86,786

Notes to the Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

19. GUARANTEES RECEIVED FROM THIRD PARTIES

Inversiones Aguas Metropolitanas S.A. has not received guarantees from third parties.

20. LOCAL AND FOREIGN CURRENCIES

The Company shows the following assets and liabilities in local and foreign currencies as of December 31, 2006 and 2005.

Assets

	Currency	Amount 2006 ThCh$	Amount 2005 ThCh$
Current assets			
Cash & banks	Non.indexed Ch$	1,663	250,307
Cash & banks	Dollar	5,329	5,241
Marketable securities	Non.indexed Ch$	74,032	307,875
Marketable securities	Euro	58,061	394,912
Sundry debtors	Indexed Ch$	1,656	1,989
Notes & accounts receivable related companies	Non.indexed Ch$	1,067,238	1,358,377
Recoverable taxes	Indexed Ch$	91,835	93,542
Other current assets	Non-indexed Ch$	598,171	512,880
Fixed assets			
Net fixed assets	Indexed Ch$	14,521	-
Other assets			
Investments related companies	Indexed Ch$	195,902,192	199,720,985
Goodwill	Indexed Ch$	274,154,471	301,874,455
Other assets:	Indexed Ch$	-	54,685
Total assets	Non-indexed Ch$	1,741,104	2,429,439
	Dollar	5,329	5,241
	Euro	58,061	394,912
	Indexed Ch$	470,164,675	501,745,656

File N° 82-35046

Notes to the Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Current liabilities

		Up to 90 days				90 days to 1 year			
		2006		2005		2006		2005	
	Currency	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %
Accounts payable	Non-indexed Ch$	5,909	-	-	-	-	-		-
Sundry creditors	Non-indexed Ch$	-	-	-	-	-	-	58,904	-
Notes & accounts payable to related companies	Euro	928,999	-	1,524,882	-	-	-	-	-
Notes & accounts payable to related companies	Indexed Ch$	-	-	1,263	-	-	-	-	-
Provisions	Non-indexed Ch$	120,086	-	89,411	-	1,403	-	-	-
Withholdings	Non-indexed Ch$	61,078		44,631	-	-	-	-	-
Income tax	Non-indexed Ch$	-	-	190,266	-	-	-	-	-
Deferred taxes	Non-indexed Ch$	3,073	-			9,217	-	12,771	-
Other current liabilities	Non-indexed Ch$	3,688	-	11,878	-	-	-	-	-
Total current liabilities	Non-Indexed Ch$	193,834		336,186	-	10,620		71,675	
	Euro	928,999		1,524,882		-		-	
	Indexed Ch$	-		1,263		-		-	

File N° 82-35046

INVERSIONES AGUAS METROPOLITANAS

Notes to the Financial Statements

For the years ended December 31, 2006 and 2005 (In thousands Chilean pesos, ThCh$)

Long-term liabilities as of 31-12-2006

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years	
	Currency	Amount M$	Average annual interest rate %	Amount M$	Average annual interest rate %	Amount M$	Average annual interest rate %	Amount M$	Average annual interest rate %
Long-term deferred taxes	Indexed Ch$	26,766	-	26,766	-	66,915	-	40,148	-
Total long-term liabilities	Indexed Ch$	26,766		26,766		66,915		40,148	

Long-term liabilities as of 31-12-2005

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years	
	Currency	Amount M$	Average annual interest rate %	Amount M$	Average annual interest rate %	Amount M$	Average annual interest rate %	Amount M$	Average annual interest rate %
Long-term deferred taxes	Indexed Ch$	38,021	-	25,347	-	63,368	-	47,527	-
Total long-term liabilities	Indexed Ch$	38,021		25,347		63,368		47,527	

21. SANCTIONS

Neither the Company nor its management has been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority during 2006 and 2005.

22. SUBSEQUENT EVENTS

At a board meeting held on February 28, 2007, the following was unanimously agreed:

1) To call the ordinary shareholders meeting for April 24, 2007, at 11.00 hours, at Avenida Presidente Balmaceda 1398, 10th floor, Santiago, to know and pronounce on the matters reserved for an ordinary shareholders meeting.

2) To submit for the approval of the ordinary shareholders meeting referred to above, the board's proposal to distribute a final dividend amounting to ThCh$8,845,300, equivalent to Ch$8.8453 per share, payable on May 23, 2007.

3) To call an extraordinary shareholders meeting for April 24, 2007, to be held immediately following the end of the ordinary meeting referred to in 1) above, at Avenida Presidente Balmaceda 1398, 10th floor, Santiago, to submit for the consideration of the meeting the board's proposal to reduce the Company's capital by ThCh$19,512,800 and to distribute this sum to shareholders pro rata to their shares as a charge to the proposed capital reduction, corresponding to Ch$19.5128 per share. It was also agreed to propose that the board be authorized to set the date for such payment.

At the date of issue of these financial statements, the management of the Company is unaware of other subsequent events that might significantly affect the financial position and/or results of the Company as of December 31, 2006.

23. THE ENVIRONMENT

Inversiones Aguas Metropolitanas S.A. has no projects for improving the environment during the years 2006 and 2005.

File N° 82-35046

INVERSIONES AGUAS METROPOLITANAS

Material Information

1. On March 1, 2006 the SVS was informed that:

At a Board meeting of the Company held on February 28, 2006, the following was unanimously agreed:

a) To cancel the calling of an extraordinary shareholders' meeting, as agreed at the Board meeting held on December 14, 2005 and to have been held on March 8, 2006, in order to renew the provisional board of the Company. The resolution to call the meeting was reported to the Superintendency on December 14, 2005 and the corresponding notifications were published in the Diario Financiero on February 7, 20 and 21, 2006.

b) To call the ordinary shareholders' meeting for April 27, 2006, at 11 a.m. at Avda. Presidente Balmaceda 1398, 10th floor, Santiago. The agenda for that meeting will be the following:

- **i.** Examination of the position of the Company and of the reports of the external auditors and the approval or otherwise of the annual report, balance sheet, and the financial statements presented by the management;
- **ii:** The distribution of the net income for the year and distribution of dividends;
- **iii.** The revocation of the provisional board of directors and the election of all its directors and alternate directors;
- **iv.** The appointment of the external auditors and credit-rating agencies, and
- **v.** In general, any matter of corporate interest that is not reserved for an extraordinary shareholders' meeting.

c) To call an extraordinary shareholders' meeting for April 27, 2006, to be held immediately following the end of the ordinary meeting referred to above, at Avda. Presidente Balmaceda 1398, 10th floor, Santiago, in order to submit for its approval the board's proposal to reduce the capital of the Company, in the amount, timing and form that the meeting shall decide.

2. On March 23, 2006 the SVS was informed that:

The Company's board meeting held on March 22 unanimously agreed the following:

a) Submit for the approval of the ordinary shareholders meeting to be held on April 27, 2006, among other matters, the board's proposal to distribute a final dividend of ThCh$5,974,400, equivalent to Ch$5.9744 per share, payable on May 29, 2006.

b) Submit for the approval of the extraordinary shareholders meeting to be held on April 27, 2006, the board's proposal to reduce the Company's capital by ThCh$21,959,900 and to distribute this sum against the propose capital reduction to shareholders pro rata to their shares, corresponding to Ch$21.9599 per share. It was also agreed to propose that the board be authorized to set the date for the payment, which could not be later than June 30, 2006.

3. On April 5, 2006, the SVS was informed that:

The board of the Company, at its extraordinary meeting held on April 4 in Barcelona, Spain, agreed the following:

a) To authorize the sale of 67,308,616 Series A shares of Aguas Andinas S.A., equivalent to 1.1% of the total share capital of that company, at a minimum price of Ch$182 per share. Following this transaction, the shareholding of Inversiones Aguas Metropolitanas S.A. in Aguas Andinas S.A. would reduce by 1.1 %, to retain control of that company with a 50.102% shareholding, i.e. 3,065,744,510 Series A shares.

b) To modify the agreement adopted by the board on March 22, 2006, in order to submit to the extraordinary shareholders meeting called for April 27, 2006, a proposal to reduce capital by up to ThCh$33,609,900 through the amendment of the bylaws and the payment in cash to shareholders pro rata to their shareholdings.

4. On April 27, 2006, the SVS was informed that:

a) The ordinary shareholders meeting held on April 27, 2006 adopted the following resolutions, among others:

- To distribute 100% of the net income of the Company for the year 2005, amounting to Ch$17,103,980,871. As agreed by the board at the time, an interim dividend was paid on September 27, 2005 for an amount restated as of December 31, 2005 of Ch$11,129,475,000, equivalent to 65.07% of the net income for the year, corresponding then to a dividend of Ch$10.965 per share.
  Following the distribution of this interim dividend, the total of earnings for distribution amounts to Ch$5,974,400,000. The difference resulting from the operation for calculating the dividend to be paid will be credited to accumulated earnings. This means that the Company's dividend N° 2 will amount to Ch$5.9744 per share, payable on May 29, 2006.

Material Information

- The present board of directors was revoked and the following persons elected for a full statutory period:

Directors	Alternate Directors
Ángel Simón Grimaldos	Josep Bagué Prats
Alfredo Noman Serrano	Fernando Rayón Martin
Alain Chaigneau	Iván Yarur Sairafi
Joaquín Villarino Herrera	Albert Martínez Lacambra
Herman Chadwick Piñera	Ignacio Guerrero Gutiérrez
Mario Marcel Cullel	Juan Toro Rivera
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández

Of these, the first four named were elected with the votes of the controller and the last three with the votes of the minority shareholders.

b) At the extraordinary shareholders meeting held on April 27, 2006, the following resolutions were adopted:
- To reduce the capital of the Company by amending the Fifth and First Transitory clauses of the bylaws, introducing the following text approved by the shareholders:
- To distribute to shareholders pro rata to their shareholdings the sum of Ch$33,609,900,000 against the approved capital reduction, corresponding to the payment of the sum of Ch$33.6099 per share, according to the mechanism approved by the meeting.
- To authorize the board to determine, after carrying out the formalities required by law, the date for the payment of the approved capital distribution, which could not be later than June 30, 2006.

5. On May 29, 2006, the SVS was informed that:

The board meeting held on May 29, 2006, unanimously agreed the following:

a) Change of Chief Executive Officer: Giovano Suazo Hormazábal leaves the position and is replaced by Albert Martínez Lacambra.
b) Mr. Albert Martínez resigns as an alternate director of the Company.
c) The board then comprises the following members:

Directors	Alternate Directors
Ángel Simón Grimaldos (Chairman)	Josep Bagué Prats
Alfredo Noman Serrano (Vice-Chairman)	Fernando Rayón Martin
Alain Chaigneau	Iván Yarur Sairafi
Joaquín Villarino Herrera	
Herman Chadwick Piñera	Ignacio Guerrero Gutiérrez
Mario Marcel Cullel	Juan Toro Rivera
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández

d) The Directors' Committee was formed with the following members:

Directors	Alternate Directors
Jaime Ravinet de la Fuente	Rodrigo Castro Fernández
Herman Chadwick Piñera	Ignacio Guerrero Gutiérrez
Alfredo Noman Serrano (Vice-presidente)	Fernando Rayón Martín

e) June 15, 2006 was set for the payment of the capital reduction agreed by the extraordinary shareholders meeting held on April 27, 2006.

6. On September 27, 2006, the SVS was informed that:

The board on September 27 agreed to distribute the sum of Th$14,133,000 as an interim dividend against the net income for 2006. The Company's dividend N° 4 therefore will amount to Ch$14.133 per share and be payable from October 27, 2006.

File N° 82-35046

Reasoned Analysis

For the years ended December 31, 2006 and 2005

COMPARATIVE ANALYSIS AND EXPLANATION OF CHANGES

GENERAL

The capital of Inversiones Aguas Metropolitanas S.A. is divided into 1,000,000,000 shares of no par value. As of December 31, 2006, our principal shareholders are Inversiones Aguas del Gran Santiago S.A., with 56.60%, and The Bank of New York (depositary bank representing the holders of ADRs), with 32.75% of the total shares.

REVENUES

These comprise the sales under the technological contribution contract with Aguas Andinas S.A., which was signed in December 2001 for a term of 5 years, ending therefore in December 2006.

OPERATING COSTS AND EXPENSES

Our operating costs and expenses comprise the cost of sales and administrative and selling expenses. The cost of sales reflects the invoicing under the technological contribution contract. Administrative and selling expenses consist of personnel and general expenses.

MARKET RISK

The Company's principal business is linked to the results of the subsidiary Aguas Andinas, so the relevant risk for our company is determined by the relevant risk of that company which is described in the financial reports of that company.

Balance Sheet

The composition of the assets and liabilities is as follows:

Assets	2006 ChS millions	2005 ChS millions	Change %
Current assets	1,898	2,925	(35.11)
Fixed assets (net)	15	-	100.00
Other assets	470,057	501,650	(6.30)
Total	471,969	504,575	(6.46)

Current assets are Ch$1,027 million below the year before mainly due the reduction in cash and cash equivalents of Ch$734 million and the reduction in notes and accounts receivable from related companies of Ch$291 million.

Reasoned Analysis

For the years ended December 31, 2006 and 2005

There was a fall of Ch$31,593 million in Other assets, the main changes being the reduction in goodwill of Ch$27,720 million and in investments in related companies of Ch$3,819 million following the sale of a 1.1% holding, partially offset by an increase in net income, in the subsidiary Aguas Andinas.

Liabilities	2006 Ch$ millions	2005 Ch$ millions	Change %
Current liabilities	1,133	1,934	(41.42)
Long-term liabilities	161	174	(7.47)
Total liabilities	1,294	2,108	(38.61)
Shareholders' equity	470,675	502,467	(6.33)
Total	471,969	504,575	(6.46)

Current liabilities declined by Ch$801 million, mainly the reduction in accounts payable to related companies of Ch$597 million and in income tax of Ch$190 million.
Long-term liabilities fell by Ch$13 million, due to the item long-term deferred taxes.
The shareholders' equity reduced by Ch$31,792 million, mainly due to the combination of the following: capital reduction of Ch$34,245 million, increase in interim dividends of Ch$2,713 million and increase in net income for the year of Ch$5,155 million.

Financial indicators

Indicators	Unit	2006	2005	Change %
Liquidity				
Current ratio	(times)	1.68	1.51	10.76
Acid test	(times)	0.65	0.76	(14.48)
Debt				
Debt ratio	(%)	0.27	0.42	(34.47)
Short-term debt	(%)	87.56	91.75	(4.56)
Long-term debt	(%)	12.44	8.25	50.73
Financial expense coverage	(times)	3,232.00	5,896.00	(45.18)
Profitability				
Return on equity (average)	(%)	4.65	3.31	40.35
Return on assets (average)	(%)	4.63	3.30	40.35
Earnings per share	($)	22.62	17.46	29.52
Dividend yield	(%)	3.08	9.57	(67.84)

Current liabilities declined by 41.42% and current assets by only 35.11%, thus increasing the Company's current ratio by 10.76% over 2005. Current liabilities declined mainly due to accounts payable to related companies and income tax.
The overall debt ratio declined by 34.47% due to the 38.61% fall in total liabilities compared with just a 6.33% fall in shareholders' equity.
The average return on equity improved by 40.35%, mainly because of the increase in earnings per share, compared to 29.52% the year before and the reduction in average equity following the Company's capital reductions.
The dividend yield declined by 67.84% because of the 51.17% fall in dividends paid and the 51.81% increase in the share price.

File N° 82-35046

Reasoned Analysis

For the years ended December 31, 2006 and 2005

STATEMENT OF INCOME

The following table shows the more important items in the statement of income:

	2006 Ch$ millions	2005 Ch$ millions	Change %
Statement of income			
Sales	3,270	4,684	(30.19)
Cost of sales	(2,998)	(4,276)	(29.89)
Admin. & selling expenses	(617)	(430)	43.49
Operating income	(345)	(23)	(1,400.00)
Non-operating result	22,962	17,708	29.67
Net income for the year	22,618	17,463	29.52
Financial expenses	(7)	(3)	133.33
EBITDA	22,626	17,689	27.91

(EBITDA = income before tax, depreciation, amortization & interest)

Sales:
Inversiones Aguas Metropolitanas S.A. obtained Ch$3.270 million of sales in 2006, Ch$1,414 million (30.19%) below the level of 2005, due to reduced invoicing under the technical services contract.

Cost of Sales:
The operating costs of Inversiones Aguas Metropolitanas S.A. were Ch$3,615 million, Ch$1,091 million less than in 2005. This is explained by:
The cost of sales reduced by Ch$1,278 million (29.89%) to Ch$2,998 million, compared to Ch$4,276 million the previous year, explained by the reduced invoicing under the technical services contract.
Administrative and selling expenses increased by Ch$187 million (43.49%) to Ch$617 million, compared to Ch$430 million in 2005, basically explained by higher consultancy and general expenses.

Operating income
The operating result of Inversiones Aguas Metropolitanas was thus negative in 2006, amounting to Ch$(345) milion, representing a reduction of Ch$322 million compared to 2005.

Non-operating result
The non-operating result of Inversiones Aguas Metropolitanas was Ch$22,962 million, Ch$ 5,254 million higher than that of the year before The principal changes are the increase in the equity in investments in related companies of Ch$3,010 million (7.58% higher) due to the greater accumulated earnings of the subsidiary Aguas Andinas S.A. and the increase in other non-operating income of Ch$1,563 million, mainly generated by the sale of the 1.1% shareholding in Aguas Andinas S.A.

Income tax
The provision for income tax in 2006 was Ch$223 million below the year before inferior as a result of a lower tax charge (arising from the offsetting of tax losses).

Net income for the year
Because of the factors mentioned above, the net income of Inversiones Aguas Metropolitanas S.A. for the year ended December 31, 2006 amounted to Ch$22,618 million, Ch$5,155 million more than in 2005.

INVERSIONES AGUAS METROPOLITANAS

Reasoned Analysis

For the years ended December 31, 2006 and 2005

DIRECT STATEMENT OF CASH FLOWS

	2006 ChS millions	2005 ChS millions	Change %
Operating activities	39,602	45,594	(13.14)
Financing activities	(52,552)	(67,001)	(21.57)
Investment activities	12,393	22,309	(44.45)
Net cash flow for year	(557)	902	(161.75)
Effect inflation in year	(177)	(41)	331.71
Change in cash	(734)	862	(185.15)
Opening cash balance	1,471	610	141.15
Closing cash balance	737	1,471	(49.89)

As of December 31, 2006, there was a reduced operating cash flow of Ch$5,992 million compared to the previous year, the main changes being the reduction in dividends and other distributions received of Ch$3,215 million, VAT and similar payments of Ch$1,483 million, collections of trade accounts receivables of Ch$1,223 million, other income received of Ch$519 million and income tax paid of Ch$250 million. This was partly offset by the increase in payments to suppliers of Ch$437 million and in financial income received of Ch$206 million.

Financing cash flow improved by Ch$ 14,449 million compared to 2005 due the reduction in dividend payments of Ch$ 22,635 million offset by an increase in capital distributions of Ch$ 8,186 million.

The investment cash flow declined by Ch$9,916 million compared to 2005, mainly due to the reduction in the collection of other loans to related companies of Ch$55,929 million, offset by the reduction in other loans to related companies of Ch$33,619 million and the increase in sales of permanent investments of Ch$12,410 million.

Difference between the book and economic values of the principal assets

The fixed assets are shown valued in accordance with generally accepted accounting principles and regulations and the instructions of the Superintendency of Securities and Insurance. It is therefore believed that there should not be significant differences between the economic or market value and the book value of the assets, except for investments in shares quoted on stock exchanges which are valued at their proportional equity value which, in some cases, differs significantly from their market value.

[illegible]

For the years ended December 31, 2006 and 2005

File N° 82-35046

244 Aguas Andinas S.A. and Subsidiaries

File N° 82-35046

Aguas Andinas S.A. and Subsidiaries

For the years ended December 31, 2006 and 2005

GENERAL INFORMATION

Name	:	Aguas Andinas S.A.
Kind of entity	:	Open Stock Corporation
Legal addres	:	Avenida Presidente Balmaceda 1398, Santiago, Chile
Telephone	:	(56-2) 688 10 00
Fax	:	(56-2) 694 27 77
P.O.Box	:	1537 Santiago
Tax No.	:	61.808.000 – 5
External auditors	:	Deloitte & Touche Sociedad de Auditores y Consultores Ltda..
Corporate purpose	:	Abstraction, purification and distribution of water and the collection and disposal of sewage
Securities Register No.	:	0346
Web site	:	www.aguasandinas.cl
Subscribed and paid capital	:	Ch$ 133,010,615,377

INCORPORATION OF THE COMPANY

Aguas Andinas S.A. was incorporated as an open corporation by public deed dated May 31, 1989 in Santiago, before the notary Raúl Undurraga Laso. An extract of the bylaws was published in the Official Gazette on June 10, 1989 and inscribed in the Santiago Trade Register (folio 13,981, N° 7,040) for the year 1989.

LEGAL ASPECTS

The Company is registered in the Securities Register of the Superintendency of securities and Insurance with the number 0346, in accordance with Law N° 18,777. As a company in the sanitation services sector, it is regulated by the Superintendency of Sanitation Services in accordance with Law N° 18,902 and Decree Laws N° 382 and 70, both of 1988.

CORPORATE PURPOSE

The Company's corporate purpose are the provision of sanitation services which include the construction and exploitation of public-utility services for the production and distribution of water and the collection and disposal of sewage within the concession area covering Greater Santiago and peripheral locations. To provide an integral service for customers, the Company has non-sanitation subsidiaries that provide diversified services like the treatment of industrial waste, the commercialization of materials and technical analyses.

File N° 82-35046

Aguas Andinas S.A. and Subsidiaries

For the years ended December 31, 2006 and 2005

BOARD OF DIRECTORS

Chairman	: Alfredo Noman Serrano (Vice-Chairman of the Board of Inversiones Aguas Metropolitanas S.A.)
Vice-Chairman	: Pedro Butazzoni Alvarez
Directors	: Alain Chaigneau (Director of Inversiones Aguas Metropolitanas S.A.) Antoni Siurana Mónica Singer González Jaime Arellano Quintana Carlos Mladinic Alonso
Alternate directors	: José Vila Bassas Fernando Rayón Martin (Alternate Director of Inversiones Aguas Metropolitanas S.A.) Xavier Amorós Corbella Ramón Figueroa González Mario Castillo Astudillo Jorge Bande Bruck
Chief Executive Officer	: Felipe Larrain Aspillaga

EXECUTIVE OFFICERS

Secretary General	: Joaquín Villarino Herrera (Director of Inversiones Aguas Metropolitanas S.A.)
Corporate Finance and Control Manager	: Iván Yarur Sairafi (Alternate Director of Inversiones Aguas Metropolitanas S.A.)
Corporate Customer Service Manager	: Víctor de la Barra Fuenzalida
Corporate Operations Manager	: Narciso Berberana Sáenz
Corporate Sewage Treatment Manager	: Enrique Donoso Moscoso
Corporate Communications and Organizational Development Manager	: Jonás de Miguel Gómez
Corporate Investments and Logistics Manager	: Alberto Martínez Lacambra (Chief Executive Officer of Inversiones Aguas Metropolitanas S.A.)
Corporative Planning and Development Manager	: Josep María Verdejo Rabazo Alternate (Director of Inversiones Aguas Metropolitanas S.A.)
Technical Secretary	: Joaquim Martí Marqués

PERCENTAGE SHAREHOLDING OF THE PARENT
50.102%

INVESTMENT AS PERCENTAGE OF PARENT COMPANY'S ASSETS
41.507%

RELATIONSHIP WITH THE PARENT COMPANY
There was a services contract in Unidades de Fomento, dating from 2001, with Inversiones Aguas Metropolitanas S.A., for a term of five years which expired in December 2006.

File N° 82-35046

AGUAS ANDINAS S.A. AND SUBSIDIARIES

Balance Sheets

For the years ended December 31, 2006 and 2005

FINANCIAL STATEMENTS

Assets	2006 ThCh$	2005 ThCh$
Current assets	51,829,340	72,226,716
Fixed assets (net)	604,107,316	603,850,403
Other assets	114,464,124	114,472,415
Total assets	770,400,780	790,549,534

Liabilities and shareholders' equity	2006 ThCh$	2005 ThCh$
Current liabilities	91,826,080	185,583,750
Long term liabilities	287,560,736	214,897,423
Minority interest	9,887	3,548
Shareholders' equity	391,004,077	390,064,813
Total liabilities and shareholders' equity	770,400,780	790,549,534

Statement of Income	2006 ThCh$	2005 ThCh$
Revenues from operations	232,143,012	219,623,370
Cost of operations	(119,274,347)	(115,991,099)
Operating income	112,868,665	103,632,271
Non-operating income	(10,135,501)	(9,327,002)
Income taxes	(18,110,712)	(16,765,462)
Minority interest	(435)	(355)
Amortization of negative goodwill	69	69
Net income for the year	84,622,086	77,539,521

File N° 82-35046

Aguas Andinas S.A. and Subsidiaries

For the years ended December 31, 2006 and 2005

Statements of cash flow	2006 ThChS	2005 ThChS
Net cash flow from operating activities	119,945,773	115,571,741
Net cash flow from financing activities	(96,576,602)	(99,366,020)
Net cash flow from investment activities	(45,512,603)	(33,468,853)
Total net cash flow for the year	(22,143,432)	(17,263,132)
Effect of inflation on cash and cash equivalents	(362,859)	(1,003,428)
Net change in cash and cash equivalent	(22,506,291)	(18,266,560)
Opening balance of cash and cash equivalent	23,047,389	41,313,949
Closing balance of cash and cash equivalent	541,098	23,047,389

Reconciliation of net income for the year to net cash flows provided by operating activities	2006 ThChS	2005 ThChS
Net income for the year	84,622,086	77,539,521
(Gain) on sale of fixed assets	(1,177,968)	(1,617,799)
Charges (credits) to income not representing cash flow	38,510,347	38,131,465
Changes in assets affecting operating cash flow (increase) decrease	(8,216,990)	(4,201,643)
Changes in liabilities affecting operating cash flow increase (decrease)	6,207,863	5,719,842
Profit of the minority interest	435	355
Net cash flow provided by operating activities	119,945,773	115,571,741

SUMMARIZED FINANCIAL STATEMENTS OF SUBSIDIARIES

For the years ended December 31, 2006 and 2005

File N° 82-35046

Estados Financieros de Filiales / *Financial Statements of Subsidiaries*

Balances generales / *Balance sheets*

	Aguas Andinas S.A.		Aguas Cordillera S.A.	
	2006 M$/ThCh$	2005 M$/ThCh$	2006 M$/ThCh$	2005 M$/ThCh$
Activos / *Assets*				
Activo circulante / *Current assets*	42.686.826	57.419.562	11.024.229	12.671.417
Activo fijo neto / *Fixed assets (net)*	518.371.802	524.903.231	66.741.846	61.888.993
Otros activos / *Other assets*	185.153.178	169.730.914	24.321.312	26.444.732
Total activos / *Total assets*	746.211.806	752.053.707	102.087.387	101.005.142
Pasivos / *Liabilities and shareholders' equity*				
Pasivo circulante / *Current liabilities*	88.829.817	167.110.595	7.558.980	19.762.918
Pasivo largo plazo / *Long-term liabilities*	266.377.912	194.878.299	19.954.940	18.675.376
Patrimonio / *Shareholders' equity*	391.004.077	390.064.813	74.573.467	62.566.848
Total pasivos y patrimonio / *Total liabilities and shareholders' equity*	746.211.806	752.053.707	102.087.387	101.005.142

Estados de resultados / *Statement of income*

	Aguas Andinas S.A. 2006	Aguas Andinas S.A. 2005	Aguas Cordillera S.A. 2006	Aguas Cordillera S.A. 2005
Ingresos de explotación / *Revenues from operations*	194.507.686	185.429.209	27.084.610	25.594.255
Costo de operación / *Cost of operations*	(99.391.087)	(97.428.639)	(15.094.225)	(14.572.151)
Resultado operacional / *Operating income*	95.116.599	88.000.570	11.990.385	11.022.104
Resultado no operacional / *Non-operating income*	4.059.993	3.183.067	2.551.887	3.498.647
Impuesto a la renta / *Income taxes*	(14.554.506)	(13.644.116)	(2.427.791)	(2.218.963)
Amortización mayor valor de inversiones / *Amortization of negative goodwill*	-	-	-	-
Utilidad del ejercicio / *Net income for the year*	84.622.086	77.539.521	12.114.481	12.301.768

Estados de resultados / *Statement of income*

	Aguas Andinas S.A. 2006	Aguas Andinas S.A. 2005	Aguas Cordillera S.A. 2006	Aguas Cordillera S.A. 2005
Flujo neto proveniente de actividades de operación / *Net cash flow from operating activities*	99.804.199	105.218.577	17.925.301	12.179.901
Flujo neto proveniente de actividades de financiamiento / *Net cash flow from financing activities*	(89.049.894)	(85.876.409)	(3.611.040)	(15.047.795)
Flujo neto proveniente de actividades de inversión / *Net cash flow from investment activities*	(30.076.458)	(33.013.007)	(14.787.257)	(2.118.501)
Flujo neto total del año / *Total net cash flow for the year*	(19.322.153)	(13.670.839)	(472.996)	(4.986.395)
Efecto de la inflación sobre el efectivo / *Effect of inflation on cash and cash equivalents*	(302.801)	(725.752)	(1.155)	(192.652)
Variación neta del efectivo / *Net change in cash and cash equivalent*	(19.624.954)	(14.396.591)	(474.151)	(5.179.047)
Saldo inicial del efectivo / *Opening balance of cash and cash equivalent*	20.004.196	34.400.787	490.206	5.669.253
Saldo final del efectivo / *Closing balance of cash and cash equivalent*	379.242	20.004.196	16.055	490.206

Conciliación entre el flujo neto operacional y la utilidad del año / *Reconciliation of net cash flow from activities and net income for year*

	Aguas Andinas S.A. 2006	Aguas Andinas S.A. 2005	Aguas Cordillera S.A. 2006	Aguas Cordillera S.A. 2005
Utilidad del ejercicio / *Net income for the year*	84.622.086	77.539.521	12.114.481	12.301.788
(Utilidad) pérdida en venta de activos / *(Gain) on sale of fixed assets*	(1.177.386)	(14.597)	-	(1.604.661)
Cargos (abonos) a resultado que no representan flujos de efectivo / *Charges (credits) to income not representing cash flow*	17.707.376	18.326.495	2.335.972	2.200.297
Variación de activos que afectan al flujo de efectivo operacional / *Changes in assets affecting operating cash flow (increase) decrease*	(7.046.497)	2.946.441	3.233.548	(66.852)
Variación de pasivos que afectan al flujo de efectivo operacional / *Changes in liabilities affecting operating cash flow increase (decrease)*	5.698.620	6.420.717	241.300	(650.671)
Flujo neto operacional / *Net cash flow from operating activities*	99.804.199	105.218.577	17.925.301	12.179.901

File N° 82-35046

Estados Financieros de Filiales / *Financial Statements of Subsidiaries*

Aguas Manquehue S.A.		Aguas Los Domínicos S.A.		Ecoriles S.A.		Gestión y Servicios S.A.		Análisis Ambientales S.A.	
2006 M$/ThCh$	2005 M$/ThCh$	2006 M$/ThCh$	2005 M$/ThCh$	2006 M$/ThCh$	2005 M$/ThCh$	2006 M$/ThCh$	2005 M$/ThCh$	2006 M$/ThCh$	2005 M$/ThCh$
1.555.871	1.393.546	1.789.260	1.287.198	1.955.380	1.454.247	3.088.020	2.922.593	1.073.987	700.862
12.270.450	10.398.317	5.632.359	5.723.963	375.223	386.081	864	565	714.773	549.250
6.014.770	5.549.922	1.554.452	1.595.504	682.538	10.305	(1.033)	1.794	6.459	8.259
19.841.091	17.341.785	8.976.071	8.606.665	3.013.141	1.850.633	3.087.851	2.924.952	1.795.219	1.258.371
2.982.145	2.074.268	505.353	507.411	649.203	325.912	2.302.662	1.143.654	276.963	227.912
1.367.834	1.730.734	1.266.323	1.069.965	-	-	-	-	-	
15.491.112	13.536.783	7.204.395	7.029.289	2.363.938	1.524.721	785.189	1.781.298	1.518.256	1.030.459
19.841.091	17.341.785	8.976.071	8.606.665	3.013.141	1.850.633	3.087.851	2.924.952	1.795.219	1.258.371
4.239.782	3.898.358	2.221.319	1.992.226	3.561.503	2.915.094	6.711.549	5.678.442	1.855.349	1.468.054
(2.206.507)	(2.186.732)	(1.197.841)	(1.122.859)	(2.560.629)	(2.253.731)	(5.683.574)	(4.703.903)	(1.268.424)	(1.180.947)
2.033.275	1.711.626	1.023.478	869.367	1.000.874	661.363	1.027.975	974.539	586.925	287.107
355.001	596.378	76.962	(26.411)	14.576	(15.602)	74.152	(24.378)	5.281	(8.193)
(434.012)	(434.449)	(225.845)	(142.096)	(176.233)	(111.741)	(187.917)	(164.129)	(104.409)	(49.682)
-	-	-	-	69	69	-	-	-	-
1.954.264	1.873.555	874.595	700.860	839.217	534.020	914.279	786.101	487.797	229.232
2.388.056	2.222.931	1.085.321	882.609	944.124	556.165	569.019	1.047.315	441.412	156.577
(149.785)	(1.190.076)	(518.713)	(744.901)	-	-	(578.132)	(509.211)	-	-
(2.297.363)	(891.517)	(1.411.296)	(88.774)	(1.626.393)	(2.071)	(472.142)	-	(723.525)	(41.896)
(59.092)	141.338	(844.688)	48.934	(682.269)	554.094	(481.255)	538.104	(282.113)	114.681
(16.032)	(29.638)	(13.762)	(26.125)	(6.748)	(17.075)	(17.464)	(688)	(4.911)	(11.415)
(75.124)	111.700	(858.450)	22.809	(689.017)	537.019	(498.719)	537.416	(287.024)	103.266
124.915	13.215	859.581	836.772	700.124	163.105	543.082	5.666	323.675	220.409
49.791	124.915	1.131	859.581	11.107	700.124	44.363	543.082	36.651	323.675
1.954.264	1.873.555	874.595	700.860	839.217	534.020	914.279	786.101	487.797	229.232
-	1.459	-	-	-	-	-	-	(582)	-
741.766	591.211	262.901	302.755	69.497	112.517	75.875	38.820	146.101	137.833
(307.025)	(179.609)	(124.792)	(122.099)	(319.577)	(81.950)	(149.279)	(84.144)	(267.410)	(46.326)
(949)	(63.685)	72.617	1.093	354.987	(8.422)	(271.856)	306.538	75.506	(164.162)
2.388.056	2.222.931	1.085.321	882.609	944.124	556.165	569.019	1.047.315	441.412	156.577

File N° 82-35046

Dirección y Edición
Comité Memoria Aguas Andinas

Diseño y Producción
Wunderman

Fotografía
Gerardo Alvarez Elfert
Justiniano Fonseca
Bancos Fotográficos

Impresión
Fyrma Gráfica




IAM

File No. 82-35046

7



Santiago, April 5, 2007

Mr Alberto Etchegaray de la Cerda
Superintendent of Securities and Insurance
Santioago

REF: Calling of ordinary and extraordinary shareholders meetings.

Dear Sir,

I hereby inform you that the board of the Company, at its meeting held on February 28, 2006, and in accordance with clauses 58 and 59 of Law 18,046, agreed the following:

1.- To call the ordinary shareholders meeting for April 24, 2007 at 12.00 hours, to know and pronounce on matters reserved for an ordinary meeting.

2.- To call an extraordinary shareholders meeting to be held following the ordinary meeting, to reduce the Company's capital and adopt the necessary resolutions for this purpose.

Both meetings will be held at Avenida Presidente Balmaceda 1398, 10th floor.

Yours sincerely,

Joaquín Villarino Herrera
Director

cc.

- Bolsa de Comercio de Santiago
- Bolsa Electrónica de Chile
- Bolsa de Corredores de Valparaíso
- Comisión Clasificadora de Riesgo
- Humphreys Ltda.., Clasificadora de Riesgo
- Feller & Rate Ltda. ,Clasificadora de Riesgo
- Banco Santander Santiago

8

File No. 82-35046



Santiago, May 7, 2007

Superintendent of Securities and Insurance
Santiago

REF: Copies of minutes of ordinary and extraordinary shareholders meetings.

Dear Sir,

In accordance with General Rule No.30, section II, of the Superintendency, I enclose copies of the minutes of the last ordinary and extraordinary shareholders meetings of the Company, both duly certified.

Yours sincerely,

Marta Colet Gonzalo
Chief Executive Officer

cc.

- Bolsa de Comercio de Santiago
- Bolsa Electrónica de Chile
- Bolsa de Corredores de Valparaíso
- Comisión Clasificadora de Riesgo
- Feller - Rate, Clasificadora de Riesgo
- Humpreys, Clasificadora de Riesgo
- Banco Santander Santiago

File No. 82-35046



Santiago, April 5, 2007

Mr Alberto Etchegaray de la Cerda
Superintendent of Securities and Insurance
Santiago

REF: Publication of notices.

Dear Sir,

In accordance with General Rule No.30, Section II, of the Superintendency, I enclose a copy of the notice published today in the *Diario Financiero*, calling the ordinary and extraordinary shareholders meetings for April 24, 2007.

This notice will be published again in that newspaper on April 9 and 10 of this year.

Yours sincerely,

Joaquín Villarino Herrera
Director

cc.

- Bolsa de Comercio de Santiago.
- Bolsa Electrónica de Chile.
- Bolsa de Corredores de Valparaíso.
- Comisión Clasificadora de Riesgo.
- Humphreys Ltda.., Clasificadora de Riesgo.
- Feller & Rate Ltda. ,Clasificadora de Riesgo.
- Banco Santander Santiago.

10

File No. 82-35046

(sent to SVS on 07-05-2007)

MINUTES OF THE SECOND ORDINARY SHAREHOLDERS MEETING

OF

INVERSIONES AGUAS METROPOLITANAS S.A.

The second ordinary shareholders meeting of the company is held in Santiago, Chile, on April 24, 2007 at midday at Avenida Presidente Balmaceda 1398, 10th floor.

It is presided by Angel Simón Grimaldos, as chairman of the board, and Joaquín Villarino Herrera acts as secretary.

The chairman gives a warm welcome to the shareholders and their representatives and thanks them for their presence.

He then says that the secretary will read and inform on the different formalities that have to be met for the holding of this meeting.

Formalities of Notification.

The secretary says that for the holding of this meeting, the following notification formalities have to be met:

1. The meeting was called by the board of the company at its meeting held on February 28, 2007.

2. The holding of the meeting was reported to the Superintendency of Securities and Insurance, Santiago Stock Exchange, Valparaiso Stock Exchange and the Chilean Electronic Exchange by letter dated April 5, 2007.

3. On April 5, 2007, a notice containing the agenda for the meeting was sent by post to each shareholder, at the address recorded with the company.

4. The notices of the calling of the meeting were published in *El Mercurio* on April 5, 9 and 10, 2007. I mention that according to the resolution of the first ordinary shareholders meeting of the company, notices of meetings and other matters directed to shareholders should be published in the *El Mercurio* newspaper of Santiago.

5. The agenda of matters for consideration by the meeting has been made available to shareholders at the company's offices for 15 days prior to the date of the meeting.

6. In accordance with clause 62 of the Corporations Law 18,046, only the holders of shares on the company's shareholders register 5 business days prior to this date may take part and vote at this meeting.

Attendance Record.

The secretary states that, according to the attendance record, the meeting is attended or represented by the shareholders appearing therein, as follows:

Shareholder	Own/ Represented	Total
AFP Bansander S.A. (Dominichetti Herrera Bernardo)	represented	17,857,583
AFP SANTA MARIA S.A. (Kwon Lee Albert)	represented	13,324,722
Calderón Flores Carlos Ignacio	own	2
Colet Gonzalo Marta	represented	566,000,000
Elizondo Arias Carlos Washington	own	160
Follador Covarrubias Gilda	represented	20,833

Fuchslocher Arancibia Sergio	own	30,690
García-Huidobro Goycoles Carmen Luz	represented	200,000
Gómez Edwards María Francisca	own	2
Izquierdo Pérez Eduardo	represented	655,257
Llanquitruf Barriga Carlos Juvenal	own	3,898
Pastenes Baeza Emilio	own	1,300
Polanco Castro Ismael	represented	4,350,447
Rivera Olguín Víctor Hugo	own	20,903
Sepúlveda Gálvez Osvaldo Andrés	represented	268,915,080
Simón Grimaldos Ángel	represented	6,638,350
Suazo Hormazabal Giovano	own	10
Toro González Verónica	own	2
Tortello Manetti Flavio	own	500
Ugarte Cifuentes Alfonso	represented	72,136,362
Zanor Marcos Carolina	represented	2,485,649

Consequently, 952,641,750 shares are present, personally or duly represented, at this meeting, which represents 95.264% of the 1,000,000,000 shares of the company's issued and paid capital.

Therefore, in accordance with clause 61 of the Corporations Law and clause 18 of the bylaws, there is a sufficient quorum for holding this ordinary shareholders meeting.

Representatives of the Superintendency of Securities and Insurance.

The secretary confirms after consulting the meeting, that there is no representative present of the Superintendency of Securities and Insurance.

Representatives of Pension Fund Managers.

The secretary says that, with the presence of representatives of the pension fund managers, and in accordance with clause 45 bis of Law 3500, they should always pronounce on the matters submitted for consideration by this meeting. Their votes will be noted in the minutes of this meeting. It is noted that this meeting is attended by Bernardo Dominichetti Herrera, on behalf of A.F.P Bansander S.A., and by Albert Kwon Lee on behalf of A.F.P. Santa María S.A.

Proxies.

Regarding the proxies presented for attending this meeting, these are in order and comply with the law as stated in clauses 63 onward of the Corporations Regulations.

Signing of the Minutes.

As stipulated in clause 72 of Law 18,046, the minutes of this meeting should be signed by the chairman, the secretary and three shareholders chosen by the meeting. In addition, in accordance with the final paragraph of clause 74 of the Corporations Regulations, should there be minutes made of the vote-counting during this meeting, the document in which these appear should also be signed by the three nominated shareholders.

Consequently, and in accordance with Circular 1291 of the Superintendency of Securities and Insurance, the chairman proposes to the meeting the following names of shareholders present to sign together with the chairman and secretary, in order to do this quickly.

- Marta Colet Gonzalo, on behalf of Inversiones Aguas del Gran Santiago S.A.
- Carlos Calderón Flores, for himself.
- Francisca Gómez Edwards, for himself
- Bernardo Dominichetti Herrera, on behalf of A.F.P. Bansander S.A.
- Albert Kwon Lee, on behalf of A.F.P. Santa María S.A.

The shareholders are invited to comment on this point.

The shareholders unanimously approve that the minutes of this meeting be signed by any three of the shareholders mentioned.

Constitution of the Meeting.

The chairman states that, given that explained by the secretary with respect to compliance with the formalities required for the valid holding of this meeting and there being a quorum above that required by the law and the bylaws for holding the meeting, he declares this extraordinary shareholders meeting to be constituted.

System of Voting.

The chairman proposes that a voting system be approved by which only spoken votes will be counted. Consequently, if there are no objecting votes, the matters submitted to a vote by the shareholders shall be understood to be approved unanimously.

The shareholders unanimously approve the proposed voting system.

Alfonso Ugarte Cifuentes, representative of Citibank N.A., says that he is present at the meeting with 72,136,362 shares for which he only has voting instructions with respect to 35,614,157 shares.

Agenda.

The meeting should pronounce on the following matters:

1. Examination of the report of the external auditors and the annual report, balance sheet and financial statements for the year ended December 31, 2006.
2. Agree the distribution of earnings and of dividends for the year 2006.
3. The company's dividend policy.
4. Appoint independent external auditors to examine the accounting, inventories, balance sheet and other financial statements of the company for the year 2007.
5. Appoint credit-rating agencies for 2007.
6. Set the directors' remuneration for 2007.
7. Be informed of the board's expenses for the year 2006.
8. Renewal of the company's directors.
9. Set the remuneration and expenses budget for the directors' committee for the year 2007.
10. Report on the activities and expenses of the directors' committee during 2006.
11. Determine the Santiago newspaper for the publication of the financial statements, notices of ordinary and extraordinary shareholders meetings, dividend distributions and other matters of corporate interest to the shareholders.
12. Debate, be informed and/or pronounce on other matters of corporate interest reserved for ordinary meetings.

The chairman then comments on the most important aspects of 2006. He refers to the company's performance during 2006, stressing the important 51.8% increase in the share price and the achievement of its objective of increasing its trading liquidity.

He refers to the 29.5% increase in net income over the year before, driven in turn by the good performance of Aguas Andinas.

He mentions the important investments planned in projects like Mapocho Urban Cleaning, the third sewage treatment plant and eventual investment in rainwater drainage.

The chairman continues by saying that the chief executive of the company, Albert Martínez Lacambra, will explain different matters related to its management during the year.

The chief executive officer starts his presentation by describing the company's area of management and its operations, mentioning the group of companies through which it carries out its business and the company's principal operating figures.

Finally, he emphasizes the continuous improvement in the quality of the service, the investment plan and the strengthening of operations and the commitment with the environment and social responsibility.

He ends his presentation by stating that the economic performance of the subsidiaries of Inversiones Aguas Metropolitanas has enabled it to maintain its dividend policy of distributing 100% of its earnings to its shareholders.

The chairman then proceeds to follow the agenda for the meeting:

1.- Situation of the company, report of the external auditors, annual report, balance sheet and financial statements for the year ended December 31, 2006.

The chairman tells the shareholders that the firm of external auditors, Deloitte, by their report dated January 30, 2007, and note of subsequent events dated February 28, 2007, signed the partner of the firm, Amelia Hernández, stated that the company's unconsolidated and consolidated financial statements present fairly in all its significant aspects, the financial position as of December 31, 2006.

He then submits to the consideration of the shareholders the annual report, balance sheet and other financial statements of the company for the year 2006.

The shareholders approve, with the consenting vote of 909,935,505 voting shares present or represented, the annual report, balance sheet and other financial statements submitted for their information and corresponding to the year 2006. It is expressly noted that the consenting votes were received from the representatives of the pension funds (AFPs) and that the voting of the ADS was as appeared in the respective letters sent by the depositary bank The Bank of New York, for this meeting.

As a result of having approved the balance sheet as of December 31, 2006, and in accordance with clause 10 of the Corporations Law, the company's paid capital is Ch$461,826,632,520.

2.- Distribution of earnings and of dividends for the year 2006.

The distribution is proposed of 100% of the company's net income for the year 2006, amounting to Ch$22,617,914,968. As agreed by the board at the time, an interim dividend was distributed on October 27, amounting to Ch$14,133,000,000, equivalent to 62.24% of the net income for the year, corresponding at that time to a dividend of Ch$14.133 per share. This amount restated as of December 31, 2006 amounts to Ch$ 14,076,468,001.

Having distributed the interim dividend mentioned, the total net income for the year that it is proposed to distribute amounts to the sum of Ch$ 8,541,446,967, plus Ch$303,853,033 against retained earnings. This means that the company's dividend No.5 will amount to Ch$ 8.8453 per share, payable from May 23, 2007.

The payment methods will be as follows:

1. Payment by bank deposit (in checking accounts, savings and/or sight accounts of the shareholder), for those who have so requested in writing to DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A, at least five business days prior to the dividend payment date. Should the bank checking accounts indicated by the shareholder be rejected by the corresponding bank, the dividend will be paid according to the method in 3. below.
2. Payment by nominative check or bankers draft sent by registered mail to the address of the shareholder appearing in the shareholders register, for those who have so requested in writing to DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A, at least five business days prior to the dividend payment date. Should the checks or bankers drafts be returned by the post office to DCV Registros S.A., these shall remain in its custody until withdrawn or requested by the shareholder..
3. Payment by check or bankers draft which may be collected at the offices of DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS

S.A., or at the bank and its branches determined for this purpose. The above will be advised in a notice published concerning the payment of dividends.

If the proposed distribution is approved by the meeting, the company's equity accounts will be as follows:

Paid capital	$ 485.871.812.556
Accumulated earnings	$ 285.989.427
Shareholders' equity	$ 486.157.801.983

The chairman invites comments and proposes that the meeting approve the distribution of the net income for the year, the distribution of dividends and the payment procedures described above.

The shareholders approve, with the consenting vote of 909,935,505 voting shares present or represented, the distribution of net income for the year and of dividends and the dividend payment procedure, as proposed above. It is expressly noted that the consenting votes were received from the representatives of the pension funds (AFPs) and that the voting of the ADS was as appeared in the respective letters sent by the depositary bank The Bank of New York, for this meeting.

3.- Company's dividend policy.

As required by Circular 687 of the Superintendency of Securities and Insurance, the meeting was informed that the Company's dividend policy is that set out in its bylaws. Briefly, this consists of distributing 30% of net distributable income for the year unless the shareholders unanimously agree to distribute a smaller percentage. However, if the sum of dividend or capital distributions received in cash by the Company from its subsidiary Aguas Andinas S.A. during that year, less operating and non-operating expenses and provisions for the year it has to make in accordance with applicable accounting principles, exceeds the 30% mentioned, then the Company should distribute such excess as an additional dividend within 60 business days from the respective ordinary shareholders meeting, up to the total amount of net distributable income for the year, unless the respective meeting, with the consenting vote of two-thirds of the issued shares with voting rights, agrees to distribute a lesser amount in which case this may in no event be less than the mentioned 30%.

The board had not so far contemplated the distribution of interim dividends. However, if during the present year the board of the Company does consider this, it will be reported as material information to the Superintendency of Securities and Insurance, as required by the Circular 687 referred to.

The meeting was also informed that there were no agreements with financial or other kinds of creditors, nor agreements for capitalization of earnings, that in any way restrict the above dividend policy.

Shareholders were invited to comment of this dividend policy.

It is noted that the obligation to inform the ordinary shareholders meeting of the company's dividend distribution policy has been complied with.

4.- Appointment of independent external auditors to examine the accounts, inventories, balance sheet and other financial statements of the company doe the year.

The chairman says that the ordinary shareholders meeting should appoint external auditors to examine the accounts, inventories, balance sheet and other financial statements of the company for the year 2007. The board has agreed to propose to the meeting the appointment of the external auditors Deloitte & Touche.

The shareholders are invited to comment

The shareholders approve, with the consenting vote of 909,935,505 voting shares present or represented, the appointment of the independent firm of external accountants, Deloitte & Touche, to examine the accounts, inventories, the balance

sheet and other financial statements for the year 2007, with the obligation to report in writing on their findings to the next ordinary shareholders meeting. It is expressly noted that the consenting votes were received from the representatives of the pension funds (AFPs) and that the voting of the ADS was as appeared in the respective letters sent by the depositary bank The Bank of New York, for this meeting.

5.- <u>Appointment of Credit-Rating Agencies.</u>

The chairman says that the ordinary shareholders meeting should appoint credit-rating agencies of the company's securities. He adds that the board has agreed to propose to the meeting the appointment of Humphreys Limitada and Feller - Rate, because of their experience and reputation in the sector.

The shareholders are invited to comment

The shareholders approve, with the consenting vote of 909,935,505 voting shares present or represented, the appointment of the firms Humphreys Limitada y Feller – Rate as the company's credit-rating agencies. It is noted that the consenting votes were received from the representatives of the pension funds (AFPs) and that the voting of the ADS was as appeared in the respective letters sent by the depositary bank The Bank of New York, for this meeting.

6.- <u>Directors' remuneration for 2007.</u>

The chairman says that in accordance with Clause 33.1 of Law 18,046, the meeting should set the directors' remuneration for this year. The following is proposed to the meeting:

<u>As Fixed Remuneration</u>: 100 UF monthly for the chairman, 80 UF for the vice-chairman and 60 UF for directors and their alternates.

<u>For attendance at each meeting</u>: 140 UF for the chairman, 100 UF for the vice-chairman, 60 UF for directors and 60 UF for their alternates only when they replace their corresponding directors.

The shareholders are invited to comment

The shareholders approve, with the consenting vote of 909,935,505 voting shares present or represented, the mentioned remunerations for the directors during 2007. It is noted that the consenting votes were received from the representatives of the pension funds (AFPs) and that the voting of the ADS was as appeared in the respective letters sent by the depositary bank The Bank of New York, for this meeting.

7.- <u>Board expenses during 2006.</u>

In accordance with clause 39 of Law 18,046, the chairman informs the meeting that the board incurred expenses of a Ch$34.1 million during 2006.

It is noted that the obligation to inform the ordinary shareholders meeting of the expenses incurred by the board during 2006 has been complied with.

8.- <u>Renewal of the board</u>.

The chairman informs the shareholders that at the board meeting held on May 29, 2006, the resignation was noted of the alternate director Albert Martínez Lacambra. In addition, its meeting held on February 28, 2007 noted the resignation of the director Alain Chaigneau. Consequently, and in accordance with clause 32 of the Corporations Law, it corresponded to renew the whole of the board.

Nominations or proposals of candidates are therefore requested for proceeding to the vote.

The representative of Inversiones Aguas del Gran Santiago proposes the following candidates:

DIRECTORS	ALTERNATE DIRECTORS
1.- Ángel Simón Grimaldos	Josep Bagué Prats
2.- Joaquín Villerino Herrera	Pedro Butazzoni Álvarez
3.- Jean Louis Chaussade	Albert Martínez Lacambra
4.- Juan Antonio Guijarro	Xavier Amorós Corbella

Giovano Suazo Hormazábal proposes the following persons as candidates:

DIRECTORS	ALTERNATE DIRECTORS
1.- Herman Chadwick Piñera	Rodrigo Castro Fernández
2.- Mario Marcel Cullel	Ignacio Guerrero Gutiérrez
3.- Jaime Ravinet de la Fuente	Juan Toro Rivera

The representative of AFP Santa María S.A., Albert Kwon Lee, proposes the following persons as candidates:

DIRECTORS	ALTERNATE DIRECTORS
1.- Isidoro Palma Penco	Eugenio Valck Varas

The chairman says that, as agreed at the start of the meeting, voting will be by voice. Each shareholder or their representative should identify and state for whom they vote and the number of votes they assign to each candidate if voting for more than one.

The following shows the votes cast by each of the shareholders present.

SHAREHOLDER	VOTES	CANDIDATE
A.F.P. Bansander S.A. (Dominichetti Herrera Bernardo)	17,857,583	Palma/Valck
A.F.P. Santa Maria S.A. (Kwon Lee Albert)	13,324,722	Palma/Valck
Calderón Flores Carlos Ignacio	2	Villarino/Butaz
Colet Gonzalo Marta	141,500,000	Simón/Bagué
Colet Gonzalo Marta	141,500,000	Villarino/Butaz
Colet Gonzalo Marta	141,500,000	Chaussade/Marti
Colet Gonzalo Marta	141,500,000	Guijarro/Amoro
Elizondo Arias Carlos Washington	160	Palma/Valck
Follador Covarrubias Gilda	20,833	NO VOTE
Fuchslocher Arancibia Sergio	30,690	NO VOTE
García-Huidobro Goycoles Carmen Luz	200,000	Palma/Valck
Gómez Edwards María Francisca	2	Villarino/Butaz
Izquierdo Pérez Juan Eduardo	655,257	Palma/Valck
Llanquitruf Barriga Carlos Juvenal	3,898	NO VOTE
Pastenes Baeza Emilio	650	Simón/Bagué
Pastenes Baeza Emilio	650	Villarino/Butaz
Polanco Castro Ismael	4,350,447	NO VOTE
Rivera Olguín Víctor Hugo	20,903	Simón/Bagué
Sepúlveda Gálvez Osvaldo Andrés	61,010,474	Marcel/Guerre
Sepúlveda Gálvez Osvaldo Andrés	61,010,473	Chadwick/Castro
Sepúlveda Gálvez Osvaldo Andrés	61,010,473	Ravinet/Toro
Sepúlveda Gálvez Osvaldo Andrés	85,883,660	NO VOTE
Simón Grimaldos Ángel	1,659,587	Simón/Bagué
Simón Grimaldos Ángel	1,659,587	Villarino/Butaz
Simón Grimaldos Ángel	1,659,588	Chaussade/Marti
Simón Grimaldos Ángel	1,659,588	Guijarro/Amoro

Suazo Hormazabal Giovano	10	Villarino/Butaz
Toro González Verónica	2	Villarino/Butaz
Tortello Manetti Flavio	500	NO VOTE
Ugarte Cifuentes Alfonso	4,451,769	Simón/Bagué
Ugarte Cifuentes Alfonso	4,451,769	Villarino/Butaz
Ugarte Cifuentes Alfonso	4,451,769	Chaussade/Marti
Ugarte Cifuentes Alfonso	4,451,769	Guijarro/Amoro
Ugarte Cifuentes Alfonso	4,451,769	Marcel/Guerre
Ugarte Cifuentes Alfonso	4,451,769	Chadwick/Castro
Ugarte Cifuentes Alfonso	4,451,769	Ravinet/Toro
Ugarte Cifuentes Alfonso	36,522,210	NO VOTE
Ugarte Cifuentes Alfonso	4,451,769	Palma/Valck
Zaror Marcos Carolina	2,485,649	Palma/Valck

The result of the voting is therefore:

DIRECTORS	ALTERNATES	N° votes
1.- Ángel Simón Grimaldos	Josep Bagué Prats	147,632,909
2.- Joaquín Villerino Herrera	Pedro Butazzoni Álvarez	147,612,022
3.- Jean Louis Chaussade	Albert Martínez Lacambra	147,611,357
4.- Juan Antonio Guijarro	Xavier Amorós Corbella	147,611,357
5.- Herman Chadwick Piñera	Rodrigo Castro Fernández	65,462,242
6.- Mario Marcel Cullel	Ignacio Guerrero Gutiérrez	65,462,243
7.- Jaime Ravinet de la Fuente	Juan Toro Rivera	65,462,242
8.- Isidoro Palma Penco	Eugenio Valck Varas	38,975,140
NO VOTE		126,812,238

The shareholders therefore agree, with the consenting vote of 825,829,512 shares present or represented, including that of the representatives of the pension funds in the room, to renew the present board, electing for a full statutory period of 3 years with the voting indicated in each case, in accordance with clause 8 of the bylaws, the following persons as directors and their alternates:

DIRECTORS	ALTERNATES	N° votes
1.- Ángel Simón Grimaldos	Josep Bagué Prats	147,632,909
2.- Joaquín Villerino Herrera	Pedro Butazzoni Álvarez	147,612,022
3.- Jean Louis Chaussade	Albert Martínez Lacambra	147,611,357
4.- Juan Antonio Guijarro	Xavier Amorós Corbella	147,611,357
5.- Herman Chadwick Piñera	Rodrigo Castro Fernández	65,462,242
6.- Mario Marcel Cullel	Ignacio Guerrero Gutiérrez	65,462,243
7.- Jaime Ravinet de la Fuente	Juan Toro Rivera	65,462,242

The directors Herman Chadwick Piñera, Mario Marcel Cullel, Jaime Ravinet de la Fuente and their alternate directors Rodrigo Castro Fernández, Ignacio Guerrero Gutierrez and Juan Toro Rivera, have been elected with the votes of the minority shareholders.

The voting of the ADS was as appears in the respective letters sent to the depositary bank, The Bank of New York, for the meeting.

9.- <u>Set the remuneration and expense budget of the directors' committee for 2007.</u>

The chairman says that, in accordance with clause 50 bis of Law 18,046, this meeting should set the remuneration of the directors' committee to be formed during the present year, plus its expense budget for 2007. The following is proposed:

Fixed monthly remuneration: 25 UF

Remuneration for attending each meeting: 25 UF

Regarding the committee's expense budget, I propose setting the sum of 1,000 Unidades de Fomento.

The shareholders are invited to comment

The shareholders approve, with the consenting vote of 909,935,505 voting shares present or represented, that the members of the directors' committee receive the remuneration indicated. The same number of votes also approves the annual expense budget for the directors' committee amounting to 1,000 Unidades de Fomento. It is noted that the consenting votes were received from the representatives of the pension funds (AFPs) and that the voting of the ADS was as appeared in the respective letters sent by the depositary bank The Bank of New York, for this meeting.

11.- <u>Determination of the Santiago newspaper for the publication of notices of ordinary and extraordinary shareholder meetings and dividend distributions.</u>

The chairman indicates that, once evaluated the circulation of the different newspapers in Santiago, the public to which they are directed and the publication costs, the board has agreed to propose to the shareholders meeting that it name *El Mercurio* for the publication of notices of shareholders meetings, the distribution of dividends and other information for the shareholders.

The shareholders are invited to comment

The shareholders approve, with the consenting vote of 863,990,885 voting shares present or represented, that the *El Mercurio* newspaper be named for the publication of notices of shareholders meetings, the distribution of dividends and other information for the shareholders. It is noted that of the total shares represented by The Bank of New York, 43,895,620 shares voted against this proposal. It is also noted that the consenting votes were received from the representatives of the pension funds (AFPs) and that the voting of the ADS was as appeared in the respective letters sent by the depositary bank The Bank of New York, for this meeting.

The chairman informs the meeting that the board has agreed to use the *Diario Financiero* for the publication of the company's balance sheet and financial statements.

12.- <u>Other matters of corporate interest and competence of the meeting.</u>

The chairman invites comments from shareholders on any matter of corporate interest and of the competence of the ordinary shareholders meeting, but none are made.

<u>Compliance of resolutions and recording in public deed.</u>

The chairman proposes that the resolutions adopted in this meeting take effect as from the signing of the minutes by the persons appointed for this purpose and that Marta Colet Gonzalo and Joaquín Villarino Herrera be authorized, individually or jointly, to record in a public deed the pertinent parts of the minutes of this meeting.

The shareholders are invited to comment

The shareholders approve with the consenting vote of 863,990,885 voting shares present or represented that the resolutions adopted in the present meeting be made effective as soon as the respective minutes are signed by the persons appointed for this purpose and that Marta Colet Gonzalo and Joaquín Villarino Herrera be authorized, individually or jointly, to record in a public deed the pertinent parts of the minutes of this meeting, if necessary. It is noted that of the total shares represented by The Bank of New York, 43,895,620 shares voted against this proposal. It is also noted that the consenting votes were received from the representatives of the pension funds (AFPs) present in the room, and that the voting of the ADS was as appeared in the respective letters sent by the depositary bank The Bank of New York, for this meeting.

A record has been made showing the spoken votes of each shareholder on each point submitted for their consideration, which has been signed by the same persons that sign these minutes.

There being no other matters for consideration, the chairman thanks the shareholders for their presence and terminates the second ordinary shareholders meeting of INVERSIONES AGUAS METROPOLITANAS S.A. at 1.15 p.m.

ANGEL SIMON GRIMALDOS
Chairman

JOAQUÍN VILLARINO HERRERA
Secretary

FRANCISCA GOMEZ EDWARDS
Shareholder

CARLOS CALDERON FLORES
Shareholder

MARTA COLET GONZALO
PP. Inversiones Aguas del Gran Santiago S.A.

File No. 82-35046

(sent to SVS on 07-05-2007)

MINUTES
FOURTH EXTRAORDINARY SHAREHOLDERS MEETING
OF
INVERSIONES AGUAS METROPOLITANAS S.A.

The fourth extraordinary shareholders meeting of the company is held in Santiago, Chile, on April 24, 2007 at 1.15 p.m. at Avenida Presidente Balmaceda 1398, 10th floor, presided by Angel Simón Grimaldos, as chairman of the board, and Joaquín Villarino Herrera acted as secretary. The chief executive officer of the company, Albert Martínez Lacambra, also attends.

The chairman gives a warm welcome to the shareholders and their representatives and thanks them for their presence.

He then says that the secretary will read and inform on the different formalities that have to be met for the holding of this meeting.

Formalities of Notification.

The secretary says that for the holding of this meeting, the following notification formalities have to be met:

1. The meeting was called by the board of the company at its meeting held on February 28, 2007.

2. The holding of the meeting was reported to the Superintendency of Securities and Insurance, Santiago Stock Exchange, Valparaiso Stock Exchange and the Chilean Electronic Exchange by letter dated April 5, 2007.

3. On April 5, 2007, a notice containing the agenda for the meeting was sent by post to each shareholder, at the address recorded with the company.

4. The notices of the calling of the meeting were published in *El Mercurio* on April 5, 9 and 10, 2007. I mention that according to the resolution of the first ordinary shareholders meeting of the company, notices of meetings and other matters directed to shareholders should be published in the *El Mercurio* newspaper of Santiago.

5. The agenda of matters for consideration by the meeting has been made available to shareholders at the company's offices for 15 days prior to the date of the meeting.

6. In accordance with clause 62 of the Corporations Law 18,046, only the holders of shares on the company's shareholders register 5 business days prior to this date may take part and vote at this meeting.

Presence of Notary Public.

The secretary states that the notary public of Santiago, Pablo Roberto Poblete Saavedra, alternate notary of the 33rd notary office of Santiago, is present at this meeting, for which he is thanked, as the matters proposed for approval require the presence of a notary public, in accordance with clause 57 of the Corporations Law 18,046.

Attendance Record.

The secretary states that, according to the attendance record, the meeting is attended or represented by the shareholders appearing therein, as follows:

Shareholder	Own/ Represented	Total
AFP Bansander S.A. (Dominichetti Herrera Bernardo)	represented	17,857,583
AFP SANTA MARIA S.A. (Kwon Lee Albert)	represented	13,324,722
Calderón Flores Carlos Ignacio	own	2
Colet Gonzalo Marta	represented	566,000,000
Elizondo Arias Carlos Washington	own	160
Follador Covarrubias Gilda	represented	20,833
Fuchslocher Arancibia Sergio	own	30,690
García-Huidobro Goycoles Carmen Luz	represented	200,000
Gómez Edwards María Francisca	own	2
Izquierdo Pérez Eduardo	represented	655,257
Llanquitruf Barriga Carlos Juvenal	own	3,898
Pastenes Baeza Emilio	own	1,300
Polanco Castro Ismael	represented	4,350,447
Rivera Olguín Víctor Hugo	own	20,903
Sepúlveda Gálvez Osvaldo Andrés	represented	268,915,080
Simón Grimaldos Ángel	represented	6,638,350
Suazo Hormazabal Giovano	own	10
Toro González Verónica	own	2
Tortello Manetti Flavio	own	500
Ugarte Cifuentes Alfonso	represented	72,136,362
Zanor Marcos Carolina	represented	2,485,649

Consequently, 952,641,750 shares are present, personally or duly represented, at this meeting, which represents 95.264% of the 1,000,000,000 shares of the company's issued and paid capital.

Therefore, in accordance with clause 61 of the Corporations Law and clause 18 of the bylaws, there is a sufficient quorum for holding this extraordinary shareholders meeting.

Representatives of the Superintendency of Securities and Insurance.

The secretary confirms alter consulting the meeting, that there is no representative present of the Superintendency of Securities and Insurance.

Representatives of Pension Fund Managers.

The secretary says that, with the presence of representatives of the pension fund managers, and in accordance with clause 45 bis of Law 3500, these should always pronounce on the matters submitted for consideration by this meeting. Their votes will be noted in the minutes of this meeting. It is noted that this meeting is attended by Bernardo Dominichetti Herrera, on behalf of A.F.P Bansander S.A., and by Albert Kwon Lee on behalf of A.F.P. Santa María S.A.

Proxies.

Regarding the proxies presented for attending this meeting, these are in order and comply with the law as stated in clauses 63 onward of the Corporations Regulations.

Signing of the Minutes.

As stipulated in clause 72 of Law 18,046, the minutes of this meeting should be signed by the chairman, the secretary and three shareholders chosen by the meeting. In addition, in accordance with the final paragraph of clause 74 of the Corporations Regulations, should there be minutes made of the vote-counting during this meeting, the document in which these appear should also be signed by the three nominated shareholders.

Consequently, and in accordance with Circular 1291 of the Superintendency of Securities and Insurance, the chairman proposes to the meeting the following names of shareholders present to sign together with the chairman and secretary, in order to do this quickly.

- Marta Colet Gonzalo, on behalf of Inversiones Aguas del Gran Santiago S.A.

- Carlos Calderón Flores, for himself.
- Francisca Gómez Edwards, for himself
- Bernardo Dominichetti Herrera, on behalf of A.F.P. Bansander S.A.
- Albert Kwon Lee, on behalf of A.F.P. Santa María S.A.

The shareholders are invited to comment on this point.

The shareholders unanimously approve that the minutes of this meeting be signed by any three of the shareholders mentioned.

Constitution of the Meeting.

The chairman states that, given that explained by the secretary with respect to compliance with the formalities required for the valid holding of this meeting and there being a quorum above that required by the law and the bylaws for holding the meeting, he declares this extraordinary shareholders meeting to be constituted.

System of Voting.

The chairman proposes that a voting system be approved by which only spoken votes will be counted. Consequently, if there are no objecting votes, the matters submitted to a vote by the shareholders shall be understood to be approved unanimously.

The shareholders unanimously approve the proposed voting system.

Agenda.

In accordance with the board resolution calling this extraordinary shareholders meeting, the shareholders should pronounce on the following matters:

1. Reduction of the corporate capital by amendment of the bylaws, and
2. Other agreements necessary for carrying out the proposed reduction.

Background.

The chairman says that in order to present the proposal submitted to the voting of the meeting, the chief executive officer will give a summary of the reasons behind it and its results.
The chief executive officer refers in detail to the reasons for this initiative to reduce the company's capital. He describes the characteristics of the company's financial statements which explain the need to make a capital reduction in order to distribute to shareholders all the dividends received from Aguas Andinas. This is because of the effect of the amortization of goodwill originating from the acquisition of Aguas Andinas by IAM in 1999, whereby the net income of the company is less than the dividends it receives from Aguas Andinas. The difference between the net income and the dividends received from Aguas Andinas has to be distributed through a capital reduction. The company's management has therefore recommended to the board the convenience of reducing the capital.

The chairman thanked the chief executive for the explanation and proceeds to following the agenda for the meeting.

FIRST POINT ON THE AGENDA:

Reduction of capital through amendment of the bylaws.

The chairman summarizes the present structure of the capital, telling the meeting that the company's present paid capital is Ch$461,826,632,520. This corresponds to the statutory capital and its restatement for the year 2006, in accordance with clause 10 of the Corporations Law, whose balance sheet was approved by the ordinary shareholders meeting held on this date. The capital is currently divided into 1,000,000,000 nominative shares of no par value, all of the one series. The chairman therefore submits the following proposal for consideration by the meeting:

One) Reduce the company's paid capital, currently amounting to Ch$461,826,632,520, divided into 1,000,000,000 nominative share of no par value, all of the same series, by Ch$19,512,800,000, thus leaving the capital reduced to Ch$442,313,832,520 divided into the same number of paid shares as currently exist, i.e. 1,000,000,000 nominative share of no par value, all of the same series.

Two) Proceed to amend the FIFTH CLAUSE of the bylaws which, if approved, will have the following text:

"FIFTH CLAUSE: The capital is the sum of Ch$442,313,832,520 divided into one billion nominative shares of no par value and of the one series."

Three) Amend the FIRST TRANSITORY CLAUSE of the bylaws which, if approved, will have the following text:

"FIRST TRANSITORY CLAUSE: The capital, amounting to Ch$442,313,832,520 and divided into one billion nominative shares of the one series and same no par value, in accordance with the resolutions adopted at the 4th extraordinary shareholders meeting held on April 24, 2007, is fully subscribed and paid as follows:

a) **With the sum of Ch$461,826,632,520, represented by 1,000,000,000 issued shares of the one series, fully subscribed and paid, that correspond to the company's statutory capital, in which is incorporated the capital prior to this extraordinary meeting, according to the balance sheet as of December 31, 2006 approved by the ordinary shareholders meeting held on April 24, 2007.**

b) **With the capital reduction of the company agreed at the extraordinary shareholders meeting held on April 24, 2007, which returns to shareholders the sum of Ch$19,512,800,000, with which the capital of the company is reduced to the sum of Ch$442,313,832,520, divided into one billion nominative shares of the one series and of the same no par value, the board being fully authorized to adopt all the resolutions necessary to carry out the agreed capital reduction, to determine the date of payment of the return of capital which in any event should occur by December 31, 2007, to arrange the publications and notifications necessary, to obtain all the authorizations necessary or required, and in general to attend to all the details required for complying with what was agreed**

Four) Distribute to the shareholders, pro rata to their shareholdings the sum of Ch$19,512,800,000 against the proposed capital reduction, being the payment of Ch$19.5128 pesos per share.

Five) Effect the return of capital to the shareholders in cash, once having obtained the necessary authorization of the Internal Revenue Service and complied with the term and Publisher the notice referred to in clause 28 of Law 18,046 and in any event by December 31 of this year, authorizing the board to determine the exact date of payment as deemed convenient for the corporate interests.

The methods of payment of this capital reduction submitted to the vote of the shareholders are the following:

1. Payment by bank deposit (in checking accounts, savings and/or sight accounts of the shareholder), for those who have so requested in writing to DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A, at least five business days prior to the dividend payment date. Should the bank checking accounts indicated by the shareholder be rejected by the corresponding bank, the dividend will be paid according to the method in 3. below.
2. Payment by nominative check or bankers draft sent by registered mail to the address of the shareholder appearing in the shareholders register, for those who have so requested in writing to DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A, at least five business days prior to the dividend payment date. Should the checks or bankers drafts be returned by the post office to DCV Registros S.A., these shall remain in its custody until withdrawn or requested by the shareholder..

3. Payment by check or bankers draft which may be collected at the offices of DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A., or at the bank and its branches determined for this purpose. The above will be advised in a notice published concerning the payment of dividends.

Those shareholders appearing in the shareholders register of the company on the fifth business day prior to the date of payment set by the board of the company shall have the tight to receive the capital distribution approved.

The chairman invites comments on these matters.

The shareholders approve, with the consenting vote of 916,119,545 voting shares present or represented, all the parts of the proposed capital reduction, amendment of the bylaws, and distribution of capital that were submitted to their consideration and vote. It is expressly noted that the consenting votes were received from the representatives of the pension funds (AFPs) present in the room, and that the voting of the ADS was as appeared in the respective letters sent by the depositary bank The Bank of New York, for this meeting.

The chairman states that in the voting of the shareholders, the specific quorum required in clauses 18 and 67 of the Corporations Law was obtained.

SECOND POINT ON THE AGENDA:

<u>Other agreements necessary for carrying out the proposed amendment of the bylaws.</u>

The chairman proposes that the resolutions adopted in this meeting take effect as from the signing of the minutes by the persons appointed for this purpose and that Marta Colet Gonzalo and Joaquín Villarino Herrera be authorized, individually or jointly, to record in a public deed the pertinent parts of the minutes of this meeting.

He invites comments on this point.

The shareholders approve with the consenting vote of 916,119,545 voting shares present or represented that the resolutions adopted in the present meeting be made effective as soon as the respective minutes are signed by the persons appointed for this purpose and that Marta Colet Gonzalo and Joaquín Villarino Herrera be authorized, individually or jointly, to record in a public deed the pertinent parts of the minutes of this meeting. It is expressly noted that the consenting votes were received from the representatives of the pension funds (AFPs) present in the room, and that the voting of the ADS was as appeared in the respective letters sent by the depositary bank The Bank of New York, for this meeting.

A record has been made showing the spoken votes of each shareholder on each point submitted for their consideration, which has been signed by the same persons that sign these minutes.

There being no other matters for consideration, the chairman thanks the shareholders for their presence and terminates the fourth extraordinary shareholders meeting of INVERSIONES AGUAS METROPOLITANAS S.A. at 1.30 p.m.

ANGEL SIMON GRIMALDOS **Chairman**	**JOAQUÍN VILLARINO HERRERA** **Secretary**

FRANCISCA GOMEZ EDWARDS
Shareholder

CARLOS CALDERON FLORES
Shareholder

MARTA COLET GONZALO
PP. Inversiones Aguas del Gran Santiago S.A.

CERTIFICATE

The notary signing certifies:

FIRST: Having attended the extraordinary shareholders meeting of Inversiones Aguas Metropolitanas S.A. held on the day and at the time and place indicated in the above minutes.

SECOND: That present at the meeting were shareholders representing 95.264% of the issued shares.

THIRD: That the statutory and legal requirements for calling the extraordinary shareholders meeting were met.

FOURTH: That the proxies were examined and approved in the manner described in the minutes.

FIFTH: That the proposals made to the meeting were fully read, discussed and approved unanimously by those present.

SIXTH: The above minutes reflect fairly and exactly what occurred and was agreed at the meeting.

Santiago, April 24, 2007.

NOTARY PUBLIC

12

File No. 82-35046



Santiago, April 4, 2007

Mr Alberto Etchegaray de la Cerda
Superintendent of Securities and Insurance
Santiago

Ref.: Circular 1375.

Dear Sir,

In accordance with Section II.1, letters l) and m), of Circular 1375 of the Superintendency, I inform you of the following:

As of March 31, 2007, Inversiones Aguas Metropolitanas S.A. has (i) for the ADR 144-A program, one (1) registered holder which is CEDEFAST – DTC ("Caja de Valores") with 7,134,836 ADRs, and (ii) for the ADR Reg S program, one (1) registered holder which is CEDEFAST – DTC, with 6,951,442 ADRs. The above appears in a report sent by The Bank of New York (the depositary bank).

Yours sincerely,

Joaquín Villarino Herrera
Director
Inversiones Aguas Metropolitanas S.A.

C.C.: Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Corredores de Valparaíso
Comisión Clasificadora de Riesgo
Feller – Rate, Clasificadora de Riesgo Ltda.
Humphreys Ltda., Clasificadora de Riesgo.
Banco Santander Chile (Banco Custodio)

File No. 82-35046



INVERSIONES AGUAS METROPOLITANAS S.A.

OPEN CORPORATION
SECURITIES REGISTER NO.0912

PAYMENT OF FINAL DIVIDEND N°.5

Shareholders are advised that the ordinary shareholders meeting held on April 24, 2007 approved the payment on May 23, 2007 of the final dividend No.5 of Ch$8.8453 per share. This dividend will be paid against the net income for the year ended December 31, 2006.

METHOD OF PAYMENT

1. Payment by bank deposit (in checking accounts, savings and/or sight accounts of the shareholder), for those who have so requested in writing to DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A, by May 16, 2007. Should the checking accounts indicated by the shareholder be rejected by the corresponding bank, the dividend will be paid according to the method in 3. below.
2. Payment by nominative check or bankers draft sent by registered mail to the address of the shareholder appearing in the shareholders register, for those who have so requested in writing to DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A, by May 16, 2007. Should the checks or bankers drafts be returned by the post office to DCV Registros S.A., these shall remain in its custody until withdrawn or requested by the shareholder.
3. Payment by check or bankers draft which may be collected at the offices of DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A., or at Banco Bci.

SHAREHOLDERS REGISTER

Those shareholders appearing in the shareholders register of the company on May 16, 2007 shall have the right to receive the capital distribution approved.

TAX SITUATION OF THE DIVIDEND

The company will communicate to shareholders in good time the tax treatment relating to this dividend.

SHAREHOLDER ATTENTION

Shareholders are attended in all aspects related to the payment of dividends by DCV Registros S.A., located at Huérfanos Street 770, 22nd floor, Santiago, between 09.00 and 14.00, and 15.30 and 17.00 hours.

CHIEF EXECUTIVE OFFICER

14

File No. 82-35046



Santiago, April 27, 2007

Superintendent of Securities and Insurance
Santiago

REF.: Forms requested in Circular No.660

Dear Sir,

As requested in Circular 660 of the Superintendency, I send you:

1. Form No.1 with respect to the payment of the final dividend No.5 of Ch$8.8453 per share, corresponding to the net income for 2006.

2. Form No.2 with respect to the capital distribution of Ch$19.5128 per share.

Yours sincerely,

Marta Colet Gonzalo
Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

C.C.: Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Corredores de Valparaíso
Comisión Clasificadora de Riesgo
Feller – Rate, Clasificadora de Riesgo Ltda.
Humphreys Ltda., Clasificadora de Riesgo.
Banco Santander Chile

15

File No. 82-35046

Sent to SVS on 27-04-2007

INTERNAL USE : SVS RECEPTION OFFICE.

....

FORM N° 2
CAPITAL DISTRIBUTION

0.01 Original information **YES** (YES/NO) 0.02 Date sent **27/04/2007** (D/M/Y)

1. IDENTIFICATION OF THE COMPANY AND MOVEMENT

1.01 Tax No. : **77.274.820-5** 1.02 Date of sending Original form **27/04/2007** (D/M/Y)

1.03 Name of company **INVERSIONES AGUAS METROPOLITANAS S.A.**

1.04 Securities Register No. : **0912** 1.05 Series affected : **SOLE**

1.06 Exchange code : **IAM** 1.07 Movement : **6**

2. DISTRIBUTION RESOLUTION AND AMOUNT

2.01 Resolution date : **24/04/2007** (D/M/Y)

2.02 Origin of resolution : **2** (1: Ordinary shareholders meeting; 2: Extraordinary shareholders meeting; 3: Board meeting; 4 Liquidator).

2.03 Amount distribution : **Ch$ 19,512,800,000.** 2.04 Currency : **Ch$ PESOS**

3. SHARES AND VOTING SHAREHOLDERS

3.01 Number of shares : **1,000,000,000** 3.02 Limit date : ——**0**......... (D/M/Y)

4. NATURE OF DISTRIBUTION

4.03 Form of payment : **1** (1: In cash; 2: Optional in accordance with clause 94.1 Corpns. regulations; 3: Optional in accordance with clause 94.2 Corpns. Regs.; 4: Payable specially).

File No. 82-35046

sent to SVS on 27-04-2007

5. PAYMENT OF DISTRIBUTION IN CASH (whether in money or option to receive money)

5.01 Payment in cash : **Ch$ 19.5128 /share** 5.02 Currency : **PESOS**

5.03 Payment date : ------0......... (D/M/Y)

6. PAYMENT OF OPTIONAL DISTRIBUTION

6.01 Option start date : ------0......... (D/M/Y)

6.02 Option closing date : ------0......... (D/M/Y)

6.03 Date delivery certificates : ------0......... (D/M/Y)

7. COMMENTS

The extraordinary shareholders meeting of April 24, 2007 resolved to:

a. Reduce the capital by Ch$19,512,800,000, thus leaving the capital reduced to Ch$442,313,832,520 divided into the same number of paid shares as currently exist, i.e.1,000,000,000 nominative share of no par value, all of the same series.

b. Maintain the existing sole series of shares.

c. Distribute to shareholders pro rata to their shareholdings the sum of Ch$19,512,800,000 against the proposed capital reduction, being the payment of Ch$19.5128 pesos per share.

d. Make the return of capital to shareholders by December 31, 2007, authorizing the board of the company to determine the exact date of payment, as deemed convenient for the corporate interests.

The methods of payment of this capital reduction submitted to the vote of the shareholders are the following:

1. Payment by bank deposit (in checking accounts, savings and/or sight accounts of the shareholder), for those who have so requested in writing to DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A, at least five business days prior to the dividend payment date. Should the bank checking accounts indicated by the shareholder be rejected by the corresponding bank, the dividend will be paid according to the method in 3. below.

2. Payment by nominative check or bankers draft sent by registered mail to the address of the shareholder appearing in the shareholders register, for those who have so requested in writing to DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A, at least five business days prior to the dividend payment date. Should the checks or bankers drafts be returned by the post office to DCV Registros S.A., these shall remain in its custody until withdrawn or requested by the shareholder..

3. Payment by check or bankers draft which may be collected at the offices of DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A., or at the bank and its branches determined for this purpose. The above will be advised in a notice published concerning the payment of dividends.

Those shareholders appearing in the shareholders register of the company on the fifth business day prior to the date of payment set by the board of the company shall have the tight to receive the capital distribution approved.

Declaration : " The information container in this form is the faithful of the facts, for which I assume the corresponding legal responsibility".

NAME AND SIGNATURES OF LEGAL REPRESENTATIVE

Marta Colet Gonzalo
Chief Executive Officer

16

File No. 82-35046

INTERNAL USE : SVS RECEPTION OFFICE.

....

FORM No.1
DIVIDEND DISTRIBUTION

0.01 Original information **YES** (YES/NO) 0.02 Date sent **27/04/2007** (D/M/Y)

1. **IDENTIFICATION OF THE COMPANY AND MOVEMENT**

1.01 Tax No. : **77.274.820-5** 1.02 Date of sending Original form **27/04/2007** (D/M/Y)

1.03 Name of company **INVERSIONES AGUAS METROPOLITANAS S.A.**

1.04 Securities Register No. : **0912** 1.05 Series affected : **SOLE**

1.06 Exchange code : **IAM** 1.07 Movement: **5**

2. RESOLUTION AMOUNT OF DIVIDEND

2.01 Resolution date : **24/04/2007** (D/M/Y)

2.02 Origin of resolution : **2** (1: Ordinary shareholders meeting; 2: Extraordinary shareholders meeting; 3: Board meeting).

2.03 Amount of dividend : **Ch$ 8,845,300,000.** 2.04 Currency : **Ch$ PESOS**

3. SHARES AND SHAREHOLDERS WITH RIGHT

3.01 Number of shares: **1,000,000,000.** 3.02 Limit date : 16/05/07 (D/M/Y)

4. NATURE OF DIVIDEND

4.01 Type of dividend : **3** (1: Interim; 2: Final minimum obligatory; 3: Final additional or eventual)

4.02 Closure of Year : **31/12/2006** (D/M/Y)

4.03 Form of payment : **1** (1: Cash; 2: Option of cash or shares of own issue; 3: Option of cash or shares in other companies; 4:Other method).

5. PAYMENT OF CASH DIVIDEND (whether in cash or cash or shares option)

5.01 Payment in cash : **Ch$ 8.8453** per share 5.02 Currency : PESOS

5.03 Date of payment : **23/05/2007** (D/M/Y)

File No. 82-35046

Sent to the SVS on 27-04-2007

6. DISTRIBUTION OF OPTIONAL DIVIDEND IN THE FORM OF SHARES

6.01 Option start date : / / / (D/M/Y)

6.02 Option closing date : / / / (D/M/Y)

6.03 Date delivery certificates : ——0........ (D/M/Y)

6.04 Series to choose : ....
(only of the option is on shares of own issue)

6.05 Shares post movement : ....

6.06 Tax No. of issuer : .... - ..... (only if the option is on shares of which the company is holder)

6.07 Exchange code : ....

6.08 Shares factor : .... shares due for each share with rights

6.09 Share price : .... / share 6.10 Currency : $ ....

7. COMMENTS

The ordinary shareholders meeting held on April 24, 2007 agreed to the distribution of 100% of the company's net income for the year 2006, which amounted to Ch$22,617,914,968.

As agreed by the board at the time, an interim dividend was distributed on October 27, amounting to Ch$14,133,000,000, equivalent to 62.24% of the net income for the year, corresponding at that time to a dividend of Ch$14.133 per share. This amount restated as of December 31, 2006 amounted to Ch$ 14,076,468,001. It thus complied with clause 79 of Law 18,046 that requires the annual distribution of at least 30% of the net income for the year.

Having distributed the interim dividend mentioned, the total net income for the year that it was agreed to distribute amounts to the sum of Ch$ 8,845,300,000. The resultant difference of the transaction made for the calculation of the dividend payable will be credited to accumulated earnings. This means that the company's dividend No.5 amounted to Ch$ 8.8453 per share, payable from May 23, 2007.

The payment methods will be as follows:

1. Payment by bank deposit (in checking accounts, savings and/or sight accounts of the shareholder), for those who have so requested in writing to DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A, at least five business days prior to the dividend payment date. Should the bank checking accounts indicated by the shareholder be rejected by the corresponding bank, the dividend will be paid according to the method in 3. below.

2. Payment by nominative check or bankers draft sent by registered mail to the address of the shareholder appearing in the shareholders register, for those who have so requested in writing to DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A, at least five business days prior to the dividend payment date. Should the checks or bankers drafts be returned by the post office to DCV Registros S.A., these shall remain in its custody until withdrawn or requested by the shareholder..

3. Payment by check or bankers draft which may be collected at the offices of DCV Registros S.A., as the share registrar of INVERSIONES AGUAS METROPOLITANAS S.A., or at the bank and its branches determined for this purpose. The above will be advised in a notice published concerning the payment of dividends.

The company's equity accounts are then as follows:

Paid capital	Ch$ 461,826,632,520.
Other reserves	Ch$ 3,028,280
Accumulated earnings	Ch$ 159,824
Shareholders' equity	Ch$ 461,829,820,624.

- The dividend for distribution will be charged to the account Dividends payable.
- The tax treatment of this dividend will be communicated in good time

Declaration : "The information contained in this form is the faithful expression of the facts, for which I assume the corresponding legal responsibility".

NAME AND SIGNATURES OF LEGAL REPRESENTATIVE

Marta Colet Gonzalo
Chief Executive Officer

18

(sent to SVS on 27/04/2007)

REGISTER OF DIRECTORS S.V.S.

Date:

NAME

INVERSIONES AGUAS METROPOLITANAS S.A.

TAX NO.

77.274.820-5

Directors :

ID No.	Paterna/maternal surname/given name	Cod. Position	Start date			Termination			Cause of Termination
			Day	Month	Year	Say	Mth	Year	
Foreign	Simón Grimaldos, Angel	C	27	04	2006	24	4	2007	Renewal
21.663.123-4	Noman Serrano, Alfredo	VC	27	04	2006	24	4	2007	Renewal
9.669.100-9	Villarino Herrera, Joaquin	D	27	04	2006	24	4	2007	Renewal
4.975.992-4	Chadwick Piñera, Herman	D	27	04	2006	24	4	2007	Renewal
7.012.402-5	Marcel Cullel, Mario	D	27	04	2006	24	4	2007	Renewal
4.665.925-2	Ravinet de la Fuente, Jaime	D	27	04	2006	24	4	2007	Renewal
Foreign	Bagué Prats, Josep	AD	27	04	2006	24	4	2007	Renewal
Foreign	Rayón Martin, Fernando	AD	27	04	2006	24	4	2007	Renewal
8.534.007-7	Yarur Salrafi, Ivan	AD	27	04	2006	24	4	2007	Renewal
5.546.791-9	Guerrero Gutierrez, Ignacio	AD	27	04	2006	24	4	2007	Renewal
9.212.049-K	Toro Rivera, Juan	AD	27	04	2006	24	4	2007	Renewal
10.570.170-5	Castro Fernandez, Rodrigo	AD	27	04	2006	24	4	2007	Renewal
Foreign	Simón Grimaldos, Angel	C	25	04	2007				
9.669.100-9	Villarino Herrera, Joaquin	VC	25	04	2007				
Foreign	Chaussade, Jean Louis	D	25	04	2007				
Foreign	Guijarro, Juan Antonio	D	25	04	2007				
4.975.992-4	Chadwick Piñera, Herman	D	25	04	2007				
7.012.402-5	Marcel Cullel, Mario	D	25	04	2007				
4.665.925-2	Ravinet de la Fuente, Jaime	D	25	04	2007				
Foreign	Bagué Prats, Josep	AD	25	04	2007				
3.632.447-3	Butazzoni Alvarez, Pedro	AD	25	04	2007				
21.930.272-k	Martinez Lacambra, Albert	AD	25	04	2007				
Foreign	Amorós Corbella, Xavier	AD	25	04	2007				
5.546.791-9	Guerrero Gutierrez, Ignacio	AD	25	04	2007				
10.570.170-5	Castro Fernandez, Rodrigo	AD	25	04	2007				
9.212.049-K	Toro Rivera, Juan	AD	25	04	2007				

MARTA COLET GONZALO
Chief Executive Officer

19



1Q 07 Earnings Release
(Source: Consolidated Financial Statements as of Mar. 31, 2007)

For further information contact:
Giovano Suazo
Inversiones Aguas Metropolitanas
(562) 496 2732
gsuazo@aguasmetropolitanas.cl

INVERSIONES AGUAS METROPOLITANAS S.A. ANNOUNCES CONSOLIDATED RESULTS FOR THE PERIOD ENDED MARCH 31, 2007

(Santiago – Chile, April 27th, 2007) Inversiones Aguas Metropolitanas S.A. "the Company" or "IAM", controlling shareholder of Aguas Andinas S.A. –the largest water and sewage company in Chile–, announced today its consolidated results for the period ended March 31, 2007. All figures are in constant Chilean Pesos and are reported according to Chilean Generally Accepted Accounting Principles (Chilean GAAP). Figures as of March 2006 have been adjusted by the year-to-year CPI variation of 2.7%.

The consolidated financial statements of Inversiones Aguas Metropolitanas S.A. for such period include its subsidiary Aguas Andinas S.A. "Aguas Andinas".

HIGHLIGHTS

Net income of IAM as of March 31, 2007, amounted to Ch$9,308 million as compared to Ch$9,551 million for the same period of 2006.

- Net Revenues amounted to Ch$67,399 million, Ch$1,590 million (2.4%) more than in the same period of 2006. This was mainly due to a higher volume of business of our non-regulated subsidiaries.
- Consolidated cost of sales (Operating Costs plus SG&A) for the first quarter of 2007 was Ch$29,071 million, higher by Ch$1,817 million (6.7%) as compared to the same period of 2006. This variation was mainly explained by higher costs due to a higher volume of business in our non-regulated subsidiaries and in non-regulated sanitation activities.
- Non-operating Income of IAM was Ch$(7,968) million, an improvement of Ch$69 million in relation to the result of the previous period. This variation was explained by a higher result from price-level restatements of Ch$259 million, lower amortization of goodwill of Ch$119 million and an increase in other non-operating income (net) of Ch$114, partly offset by higher financial expenses (net) of Ch$424 million.
- Due to the factors set forth above, the consolidated net income of Inversiones Aguas Metropolitanas S.A. for the first quarter of 2007 decreased 2.5% to Ch$9,308 million from Ch$9,551 million for the same period of 2006.

Principal Consolidated Figures
(Million of Ch$ as of March 31, 2007)

	March 07	March 06	% Var
Net Revenues	67,399	65,810	2.4%
Operating Income	38,328	38,556	-0.6%
EBITDA	47,246	47,305	-0.1%
EBITDA Margin	70.1%	71.9%	
Net Income	9,308	9,551	-2.5%

PRINCIPALS EVENTS OF THE PERIOD

Final Dividend Payment

At the annual Ordinary Shareholders' Meeting of the Company held on April 24, 2007, the payment of a final dividend of Ch$8.8453 per share (equivalent to Ch$176.906 per ADS), to be charged against the net income for the year 2006, totaling ThCh$8.845.300, was approved. This final dividend will be paid on May 23, 2007.

Capital Reduction Payment

At the annual Extraordinary Shareholders' Meeting of the Company held on April 24, 2007, the payment of a capital distribution of Ch$19.5128 per share (equivalent to Ch$390.256 per ADS), totaling ThCh$19.512.800, was approved.

Appointment of a new Board of Directors

At the annual Ordinary Shareholders' Meeting of the Company held on April 24, 2007, the following Board members were elected:

Director	Alternate Director
Ángel Simón Grimaldos	Josep Bagué Prats
Joaquín Villarino Herrera	Pedro Butazoni Álvarez
Jean Louis Chaussade	Albert Martínez Lacambra
Juan Antonio Guijarro	Xavier Amorós
Herman Chadwick Piñera	Rodrigo Castro Fernández
Mario Marcel Cullel	Ignacio Guerrero Gutiérrez
Jaime Ravinet de la Fuente	Juan Toro Rivera

Chief Executive Officer Appointment

At the meeting of the Board of Directors held on April 25, 2007, Mr. Albert Martínez Lacambra presented his resignation as Chief Executive Officer of IAM. At the same meeting, Mrs. Marta Colet Gonzalo was appointed as Chief Executive Officer of IAM.

INCOME STATEMENT ANALYSIS

(In Million of Chilean Pesos)	March 07 MM$	March 06 MM$	% Var
Net Revenues	67,399	65,810	2.4%
Operating Costs	(22,298)	(20,576)	8.4%
Selling & Administrative Expenses	(6,773)	(6,678)	1.4%
Operating Income	38,328	38,556	(0.6%)
Non-Operating Income	(7,968)	(8,037)	(0.9%)
Financial Expenses	(4,011)	(3,859)	3.9%
Net Income	9,308	9,551	(2.5%)

Net Revenues

Net revenues for the first quarter of 2007 reached Ch$67,399 million, a 2.4% increased from Ch$65,810 million for the same period of 2006. The following table sets forth, for the periods indicated, the principal components of our net revenues:

	March 07		March 06	
	Million Ch$	%	Million Ch$	%
Water	33,767	50.1%	33,487	50.9%
Sewage	27,940	41.5%	27,571	41.9%
Other regulated businesses	92	0.1%	847	1.3%
Non regulated businesses	5,601	8.3%	3,905	5.9%
Total	67,399	100.0%	65,810	100.0%

The increase in net revenues for the first quarter of 2007 of Ch$1,590 million, resulted mainly from the following factors:

a) Water: Water revenues increased Ch$280 million (0.8%) as a result of an increased sales volume of 0.1 million m^3 and a higher average tariff applied. The higher water sales volume is explained by a combination of a 2.9% average growth in number of customers and a 2.8% decrease in individual consumptions; while the higher average tariff is explained by the accumulated effect of tariff indexations that took place during 2006.

b) Sewage: Sewage revenues increased Ch$369 million (1.3%) as a result of (i) higher income from sewage collection services of Ch$231 million (from Ch$13.819 million in 2006) due to the application of a higher average tariff and a decrease in the sales volume of 0.4 million m^3, (ii) higher income from sewage treatment services of Ch$459 million (from Ch$10.304 million in 2006) as a result of a higher average tariff applied and a decrease in the sales volume of 0.4 million m^3, and (iii) lower income from sewage interconnection services for Ch$321 million (from Ch$3.448 million in 2006) caused by the combination of a lower average tariff and a higher sales volume of 0.4 million m^3.

c) Other regulated businesses: Revenues from other regulated businesses decreased Ch$755 million (89.1%) due mainly to lower a minor provision for revenues accrued on unbilled cubic meter readings.

d) Non-regulated businesses: Revenues from non-regulated businesses increased Ch$1,696 million or 43.4%, for the first quarter of 2007, due mainly to a Ch$809 million increase in revenues derived from sales of materials related to the sanitation industry, a Ch$509 million increase in fees to households attributable to installation, cleaning and calibration services

and a Ch$392 million increase in services to private companies related to liquid industrial waste and other water and sewage treatment activities.

Cost of Sales

The consolidated cost of sales of IAM (Operating Costs plus SG&A) for the first quarter of 2007 was Ch$29,071 million, higher by Ch$1,817 million (6.7%) as compared to the same period of 2006. This is explained as follows:

- The operating cost increased by Ch$1,722 million (8.4%) to Ch$22,298 million, compared to Ch$20,576 million for the previous period. This variation was mainly explained by higher costs due to a higher volume of business in our non-regulated subsidiaries and in non-regulated sanitation activities.
- Selling & administrative expenses increased by Ch$95 million (1.4%) to Ch$6,773 million, compared to Ch$6,678 million for the previous period. This was mainly explained by higher general expenses and advisories.

Operating Income

Due to the factors set forth above, the consolidated operating income of Inversiones Aguas Metropolitanas for the first quarter of 2007 amounted to Ch$38,328 million, a decrease of Ch$228 million as compared to the result for the same period in 2006. As a percentage of net revenues, our operating income decreased from 58.6% for the first quarter of 2006 to 56.9% for the same period in 2007.

Non-Operating Income

The consolidated non-operating income of Inversiones Aguas Metropolitanas reached Ch$(7,968) million, an improvement of Ch$69 million over the result for the same period in 2006.

This variation was basically explained by a higher result from price-level restatements of Ch$259 million, partly offset by lower financial income of Ch$272 million.

Income Tax

Income taxes for the first quarter of 2007 decreased by Ch$375 million, or 5.6%, in relation to the previous period, while net income before taxes decreased 0.5%. This was mainly explained by a negative variation of the CPI during the first quarter of the year 2006, which transitorily affected the Company's tributary base.

Net Income

Due to the factors set forth above, the consolidated net income of Inversiones Aguas Metropolitanas S.A. for the first quarter of 2007 reached Ch$9,308 million, a decrease of Ch$242 million as compared to the result for the same period in 2006.

BALANCE SHEET ANALYSIS

(In Million of Chilean Pesos)	March 07	March 06	% Var
Assets			
Current Assets	65,564	77,770	(15.7%)
Property, Plant & Equipment	601,204	601,134	0.0%
Other Assets	383,990	417,025	(7.9%)
Total Assets	1,050,759	1,095,929	(4.1%)
Liabilities & Shareholders' Equity			
Current Liabilities	70,212	67,273	4.4%
Long-Term Liabilities	289,344	309,998	(6.7%)
Minority Interest	210,278	205,208	2.5%
Shareholders' Equity	480,925	513,454	(6.3%)
Total Liabilities & Equity	1,050,759	1,095,929	(4.1%)

Assets

Current assets decreased by Ch$12,206 million compared to the previous period due principally to a decrease in time deposits of Ch$21,102 million, partly offset by an increase in trade accounts receivable (net) of Ch$3,852, marketable securities of Ch$2,255 million and other current assets of Ch$1,073 million. The decrease in time deposits was mainly explained by the use of funds for liabilities payments.

The Company's fixed assets increased by 1.8% (Ch$21,154 million) in gross terms compared to the previous period, from Ch$1,155,754 million to Ch$1,176,908 million. The most significant increases were in buildings and infrastructure of Ch$16,485 million, machinery and equipment of Ch$2,445 million and land of Ch$2,026 million, due to the investments being made in sanitation and support infrastructure.

The charge for depreciation as of March 31, 2007 reached Ch$8,377 million, 1.6% above the level of March 2006 (Ch$8,247 million), due principally to the works that have come into operation in the last year. Also, due to the effect of works that have come into operations in previous years, accumulated depreciation increased by Ch$21,084 million, 3.8% higher than in the previous period.

As a result of the above, net fixed assets increased by Ch$70 million compared to the first quarter of 2006.

Other assets decreased by Ch$33,034 million. The principal changes being the reduction in goodwill of Ch$32,027 million and the increase in amortization of intangible of Ch$1,164 million.

Liabilities and Shareholders' Equity

Current liabilities rose by Ch$2,939 million, due principally to an increase in the short-term portion of borrowings from banks & financial institutions of Ch$7,463 million, partly offset by a decrease in accounts payable of Ch$2,364 million and lower income taxes of Ch$1,935 million.

Long-term liabilities decreased by Ch$20,651 million compared to the first quarter of 2006. The main variations were a decrease in borrowings from bank & financial institutions of Ch$13,825 million and a reduction in bonds payable of Ch$12,613 million, partly offset by an increase in notes payable of Ch$5,808 million.

Shareholders' equity decreased by Ch$32,529 million compared to the first quarter of 2006 due to a reduction in paid-in capital of Ch$37,164 million (as a result of a capital distribution during May 2006), partly offset by an increase in price level restatement of Ch$2,421 and higher accumulated earnings of Ch$2,453 million.

The table below sets forth the maturity of our consolidated long-term debt, as of March 31, 2007 (figures in million of Ch$):

	Currency	Total	April 07 March 08	April 08 March 09	April 09 March 10	After March 10
Bonds	Indexed Ch$	206,761	14,834	17,439	17,724	156,763
Bank Debt	Non-Indexed Ch$	65,410	15,390	14,047	14,047	21,927
RFCs [1]	Indexed Ch$	33,609	346	286	510	32,467
Total [2]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

[1] *Reimbursable financial contributions.*

[2] *The figures consider the accrued financial expenses as of March 31, 2007.*

CASH FLOW ANALYSIS

Consolidated Cash Flow (In Million of Chilean Pesos)	March 07	March 06	% Var
Operating	39,109	39,648	(1.4%)
Financing	(16,206)	(20,137)	(19.5%)
Investment	(8,807)	(11,143)	(21.0%)
Net Cash Flow of the Period	14,096	8,369	68.4%
Saldo final de efectivo	15,376	33,040	(53.5%)

The operating cash flow decreased by Ch$540 million in relation to the first quarter of 2006, mainly due to increases in payment to suppliers and personnel of Ch$2,438 million, income tax payments of Ch$778 million and V.A.T. & similar payables of Ch$253 million, and a decrease in other income received of Ch$346 million, partly offset by an increase in collection of trade accounts receivable of Ch$3,419 million.

The financing cash flow decreased by Ch$3,931 million compared to the previous period, due mainly to an increase in loans of Ch$13,855 million and a reduction in bond payment of Ch$4,779 million. This was partly offset by an increase in payment of loans of Ch$11,094 million and lower bonds issued of Ch$4,461 million.

The investment flow decreased by Ch$2,336 million compared to the first quarter of 2006, due mainly to higher proceeds from sales of fixed assets of Ch$1,552 and lower addition of fixed assets of Ch$759.

MAIN OPERATING FIGURES

Sales Volume (In thousand m³)	March 07	March 06	% Var
Water	138,649	138,581	0.0%
Sewage Collection	134,666	135,049	(0.3%)
Sewage Treatment & Disposal	115,199	115,560	(0.3%)
Sewage Interconnection Service	33,211	32,809	1.2%

Customers	March 07	March 06	% Var
Water	1,563,285	1,512,168	3.4%
Sewage	1,533,927	1,484,074	3.4%

INVERSIONES AGUAS METROPOLITANAS S.A.
Shareholder Composition as of March 31, 2007

Total subscribed and paid shares: 1,000,000,000
Number of shareholders: 123


Chilean Pension Funds 2.9%
Others 5.2%
Inversiones Aguas del Gran Santiago 56.6%
Citibank Chile (Chap. XIV) 7.1%
American Depositary Shares 28.2%

****

CONSOLIDATED BALANCE SHEETS
(Chilean GAAP, in thousands of Ch$ as of March 31, 2007)

ASSETS	March 07	March 06
TOTAL CURRENT ASSETS	**65,564,442**	**77,770,248**
Cash & bank	514,709	368,973
Time deposits	8,220,465	29,322,519
Marketable securities	5,602,733	3,348,090
Trade accounts receivable (net)	41,970,101	38,118,560
Notes receivable (net)	2,562,814	1,972,559
Sundry debtors (net)	415,652	527,972
Notes & accounts receivables from related companies	61,651	24,238
Inventories (net)	1,726,688	934,389
Taxes recoverable	136,716	515,529
Prepaid expenses	924,266	367,600
Deferred taxes	1,020,287	934,154
Other current assets	2,408,360	1,335,665
TOTAL FIXED ASSETS	**601,204,459**	**601,134,294**
Land	36,204,947	34,178,889
Building & infrastructure	1,005,047,418	988,562,722
Machinery & equipment	118,686,411	116,241,769
Other fixed assets	12,002,296	11,833,844
Revaluation of fixed assets	4,966,946	4,936,848
Accumulated depreciation	(575,703,559)	(554,619,778)
TOTAL OTHER ASSETS	**383,990,372**	**417,024,617**
Goodwill	323,596,489	355,623,522
Negative goodwill	(1,018)	(1,088)
Long-term debtors	8,432,091	8,565,688
Intangible assets	52,873,701	52,302,435
Accumulated amortization	(14,927,349)	(13,763,600)
Other	14,016,458	14,297,660
TOTAL ASSETS	**1,050,759,273**	**1,095,929,159**

CONSOLIDATED BALANCE SHEETS
(Chilean GAAP, in thousands of Ch$ as of March 31, 2007)

LIABILITIES & SHAREHOLDERS' EQUITY	March 07	March 06
CURRENT LIABILITIES	**70,211,901**	**67,272,760**
Short-term portion of borrowings from banks & financial institutions at long term	15,390,004	7,927,090
	14,834,398	14,956,465
Bonds payable - short-term portion		
Accounts payable	11,515,181	13,879,483
Notes payable	365,271	677,598
Sundry creditors	1,256,101	1,368,289
Notes & accounts payable to related companies	673,798	3,238,713
Accruals	15,181,510	13,128,748
Withholdings	7,841,042	7,528,233
Income taxes	1,316,815	3,251,918
Unearned income	1,837,781	1,311,432
Other current liabilities		4,791
LONG TERM LIABILITIES	**289,344,351**	**309,995,847**
Borrowings from bank & financial institutions	50,020,000	63,845,167
Bonds payable	191,926,406	204,539,799
Notes payable	33,103,017	27,294,717
Sundry creditors	1,058,030	1,630,965
Accruals	8,926,382	8,081,667
Deferred taxes	3,634,965	3,918,246
Other long-term liabilities	675,551	685,286
MINORITY INTEREST	**210,278,094**	**205,206,487**
SHAREHOLDRES' EQUITY	**480,924,927**	**513,454,065**
Paid-in capital	461,826,633	498,990,351
Price level restatement	923,653	(1,496,971)
Reserves	3,034	-
Retained earnings	18,171,607	15,960,685
Net income for the period	9,308,456	9,550,554
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1,050,759,273**	**1,095,929,159**

CONSOLIDATED STATEMENTS OF INCOME
(Chilean GAAP, in thousands of Ch$ as of March 31, 2007)

CONSOLIDATED STATEMENTS OF INCOME	March 07	March 06
OPERATING INCOME	**38,328,226**	**38,555,815**
OPERATING MARGIN	45,101,448	45,233,664
Revenues from operations	67,399,202	65,809,604
Cost of operations	(22,297,754)	(20,575,940)
Administrative & selling expenses	(6,773,222)	(6,677,849)
NON-OPERATING EXPENSES (INCOME)	**(7,967,723)**	**(8,036,904)**
Financial income	1,181,137	1,452,939
Other non-operating income	1,237,316	1,081,095
Amortizatión of Goodwill	(6,401,398)	(6,520,258)
Financial expenses	(4,010,708)	(3,858,970)
Other non-operating expenses	(166,687)	(124,965)
Price-level restatement	193,247	(66,149)
Foreign exchange differences	(630)	(596)
INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL	**30,360,503**	**30,518,911**
INCOME TAXES	(6,275,966)	(6,650,910)
RESULT BEFORE MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL	**24,084,537**	**23,868,001**
MINORITY INTEREST	(14,776,098)	(14,317,464)
NET INCOME BEFORE AMORTIZATION OF GOODWILL	**9,308,439**	**9,550,537**
AMORTIZATION OF NEGATIVE GOODWILL	17	17
NET INCOME FOR THE PERIOD	**9,308,456**	**9,550,554**

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Chilean GAAP, in thousands of Ch$ as of March 31, 2007)

CONSOLIDATED STATEMENTS OF CASH FLOWS	March 07	March 06
NET CASH FLOW FROM OPERATING ACTIVITIES	**39,108,577**	**39,648,465**
Collection of trade account receivables	81,198,040	77,779,200
Financial income received	258,574	318,725
Other income received	138,692	484,493
Payment to suppliers and personnel	(27,009,997)	(24,571,550)
Interest paid	(1,397,955)	(1,185,914)
Income tax paid	(5,325,035)	(4,546,540)
Other expenses paid	(72,364)	(201,281)
V.A.T & similar payments	(8,681,378)	(8,428,668)
NET CASH FLOW FROM FINANCING ACTIVITIES:	**(16,205,862)**	**(20,136,981)**
Loans	13,854,511	-
Bonds issued	-	4,460,593
Other financing	4,177,449	4,437,198
Payment of loans	(31,772,353)	(20,678,771)
Bond payment	-	(4,779,035)
Payment of bond issuance & placement costs	-	(352,991)
Other financing disbursements	(2,465,469)	(3,223,975)
NET CASH FLOW FROM INVESTING ACTIVITIES:	**(8,806,995)**	**(11,142,830)**
Proceeds from sales of fixed assets	1,566,129	14,044
Addition of fixed assets	(10,373,124)	(11,132,358)
Permanentes investments	-	(3,738)
Other investment disbursements	-	(20,778)
TOTAL NET CASH FLOW FOR THE PERIOD	**14,095,720**	**8,368,654**
EFFECT OF INFLATION ON CASH & CASH EQUIVALENT	**(1,173)**	**82,225**
NET CHANGE IN CASH & CASH EQUIVALENT	**14,094,547**	**8,450,879**
OPENING BALANCE OF CASH & CASH EQUIVALENT	**1,280,999**	**24,588,703**
CLOSING BALANCE OF CASH & CASH EQUIVALENT	**15,375,546**	**33,039,582**

RECONCILIATION OF NET INCOME FOR THE PERIOD WITH OPERATIN CASH FLOW
(Chilean GAAP, in thousands of Ch$ as of March 31, 2007)

RECONCILIATION OF CASH FLOW	March 07	March 06
Net income for the year	**9,308,456**	**9,550,554**
Gain on sale of fixed assets	(752)	5,055
Charges (credits) to income not representing cash flows:	**15,243,597**	**15,235,594**
Depreciation for the period	8,376,877	8,246,506
Amortization of intangible assets	541,111	502,929
Write-offs & provisions	486,380	672,322
Amortization - goodwill	6,401,398	6,520,258
Amortization - negative goodwill	(17)	(17)
Net price-level restatement	(193,245)	66,149
Net foreign exchange differences	631	596
Other credits to income statement not representing cash flow	(731,468)	(1,248,232)
Other charges to income statement not representing cash flow	361,930	475,083
Changes in assets affecting operating cash flow (increase) decrease	**987,838**	**(4,205,272)**
Trade account receivable	1,086,162	(3,932,501)
Inventories	(105,497)	306,868
Other assets	7,173	(579,639)
Change in liabilities affecting operating cash flow increase (decrease)	**(1,206,660)**	**4,745,068**
Account payable related to operating income (expense)	(5,956,257)	(425,832)
Interest payable	2,225,987	2,740,070
Income tax payable	868,863	1,991,999
Other account payable related to the non-operating income (expense)	50,898	60,223
VAT & similar payables (net)	1,603,849	378,608
Minority interest	14,776,098	14,317,466
NET CASH FLOW FROM OPERATING ACTIVITIES	**39,108,577**	**39,648,465**

END